Exhibit 2.1

TRANSACTION AGREEMENT

by and among

ALLKEM LIMITED

(“Anaconda”)

LIGHTNING-A LIMITED

(“New Topco”)

– and –

LIVENT CORPORATION
(“Lion”)

dated as of May 10, 2023

(continued)

(continued)

(continued)

Exhibit A	Conditions to the Scheme
Exhibit B	Required Governmental Consents
Exhibit C	Form of Deed Poll
Exhibit D	Form of Scheme of Arrangement
Exhibit E	Forms of Memorandum of Association and Articles of Association of New Topco
Exhibit F	Form of Joinder Agreement

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated as of May 10, 2023, is entered into by and among: Livent Corporation, a Delaware corporation (“Lion”); Lightning-A Limited, a limited company incorporated under the Laws of the Bailiwick of Jersey (“New Topco”); and Allkem Limited, an Australian public company limited by shares (“Anaconda”). Lion, New Topco and Anaconda and, following the execution of the Joinder Agreements, Irish IntermediateCo and U.S. Merger Sub, are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Lion and Anaconda wish to effect a strategic transaction;

WHEREAS, in furtherance thereof, the Parties propose that, upon the terms and subject to the conditions set forth herein, in the Scheme and in the Deed Poll: (a) pursuant to the Scheme, each issued fully paid ordinary share of Anaconda on issue at the Scheme Record Date (the “Anaconda Shares”) will be exchanged for, (i) where the Anaconda Shareholder is not a Share Electing Anaconda Shareholder, one New Topco CHESS Depositary Instrument (a “CDI”), with each CDI representing a beneficial ownership interest (but not legal title) in one ordinary share, par value $1.00 per share, of New Topco (a “New Topco Share”), or, (ii) where the Anaconda Shareholder is a Share Electing Anaconda Shareholder, one New Topco Share, as set out in the Scheme (the “Scheme Consideration”), and (b) as promptly as practicable following the Scheme Implementation, U.S. Merger Sub shall merge with and into Lion (the “Merger”), with Lion surviving the Merger as a wholly owned Subsidiary of New Topco, pursuant to which each share of common stock, par value $0.001 per share, of Lion (the “Lion Shares”), other than the Lion Excluded Shares, shall be converted into the right to receive 2.406 New Topco Shares (such number, the “Merger Exchange Ratio”).

WHEREAS, the board of directors of Lion (the “Lion Board of Directors”) has unanimously adopted resolutions (a) declaring that this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Scheme) (the “Transactions”) are advisable and fair to, and in the best interests of, Lion and the Lion Stockholders, (b) approving this Agreement and the Transactions, (c) authorizing the execution, delivery and performance of this Agreement on its terms, (d) directing that this Agreement be submitted to a vote at the Lion Special Meeting and (e) recommending that the Lion Stockholders approve this Agreement (the “Lion Board Recommendation”);

WHEREAS, the board of directors of Anaconda (the “Anaconda Board of Directors”) has unanimously adopted resolutions (a) declaring that entry into this Agreement and the proposed consummation of the Transactions (subject to their terms and conditions) are in the best interests of Anaconda and the Anaconda Shareholders, (b) approving this Agreement and the Transactions on the terms of this Agreement, the Scheme and Deed Poll, (c) authorizing the execution, delivery and performance of this Agreement on its terms, (d) directing that, subject to the Court making orders convening the Scheme Meeting, the Scheme be put to the Anaconda Shareholders for consideration and approval at the Scheme Meeting, (e) recommending that the Anaconda Shareholders vote in favor of the Scheme at the Scheme Meeting, subject to (in accordance with this Agreement) no Anaconda Superior Proposal emerging and the Independent Expert concluding (and continuing to conclude) that the Scheme is in the best interest of Anaconda Shareholders (the “Anaconda Board Recommendation”), and (f) subject to satisfaction or waiver of all Conditions other than the Conditions in paragraphs 1(b) and 1(c) of Exhibit A, apply to the Court for orders approving the Scheme pursuant to Section 411(4)(b) of the Australian Act;

WHEREAS, the sole director of New Topco (the “New Topco Board”) has approved this Agreement, the Deed Poll and the Transactions;

WHEREAS, in accordance with the steps plan set forth on Section 1.01 of the New Topco Disclosure Letter (the “Steps Plan”) and upon the terms and subject to the conditions set forth herein, (a) a newly formed Irish private company limited by shares (“Irish IntermediateCo”) and a newly formed Delaware corporation (“U.S. Merger Sub”) will each become a party to this Agreement by entering into a joinder agreement in the form attached hereto as Exhibit F (the “Joinder Agreements”) and (b) following the Scheme Implementation, New Topco will become the sole shareholder of Irish IntermediateCo and Irish IntermediateCo will become the sole stockholder of U.S. Merger Sub;

WHEREAS, (a) for U.S. federal income Tax purposes, it is the intent of the Parties that (i) the Merger qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986 (the “Code”), (ii) the Merger and the Scheme, taken together, qualify as an exchange described in Section 351(a) of the Code and (iii) the transfer of Lion Eligible Shares by Lion Stockholders pursuant to the Merger (other than by any Lion Stockholder who is a U.S. person and would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of New Topco following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c)) qualify for an exception to Section 367(a)(1) of the Code, (b) for Australian Tax purposes, it is the intent of the Parties that eligible Australian resident Anaconda Shareholders may choose rollover relief to the extent to which they receive New Topco Shares or CDIs in exchange for their Anaconda Shares in connection with the Scheme, (c) for Australian tax and stamp duty purposes respectively, it is the intent of the Parties that (i) the ATO Class Ruling will be submitted to the ATO and (ii) an application will be made to the Commissioner of State Revenue of Western Australia (“Commissioner”) pursuant to section 261 of the Duties Act 2008 (WA) (the “Duties Act”) requesting a pre-transaction decision to the effect that, if implemented, the Scheme will be exempt from duty as a “relevant consolidation transaction” under section 259 of the Duties Act (clauses (a), (b) and (c), collectively, the “Intended Tax Treatment”) and (d) this Agreement constitutes, and is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I.
THE SCHEME

Section 1.1.          The Scheme. Anaconda agrees that, subject to the terms and conditions of this Agreement, it will put the Scheme to the Anaconda Shareholders in the manner set forth in this Agreement. Except in connection with a termination of this Agreement in accordance with Article VIII, Anaconda and New Topco shall perform their obligations under the Scheme and the Deed Poll and, prior to the Scheme Effectiveness, neither Anaconda nor New Topco will amend or modify the Scheme or the Deed Poll, or agree to any conditions being made by the Court in relation to the Scheme (including under subsection 411(6) of the Australian Act), without the written agreement of Lion and Anaconda, such agreement not to be unreasonably withheld, conditioned or delayed by Lion or Anaconda unless the effect of such modification, amendment or condition would be to materially impact the terms of the Transaction. For the avoidance of doubt, if Lion and Anaconda do not agree in writing to any conditions, amendments or modifications required by the Court to be made in relation to the Scheme, as contemplated by this clause, the Condition in paragraph 1(b) of Exhibit A will not be satisfied.

Section 1.2.          Responsibilities of Anaconda in Respect of the Scheme. On the terms set forth in the Scheme and this Agreement:

(a)               Anaconda will keep Lion reasonably informed and consult with Lion as to the performance of the obligations and responsibilities required of Anaconda pursuant to this Agreement or the Scheme and as to any developments relevant to the proper implementation of the Scheme;

(b)               Anaconda shall, as promptly as reasonably practicable, notify Lion of any matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Booklet with ASIC (and, subsequently, with the Court for approval under subsection 411(1) of the Australian Act) or the Scheme Implementation;

(c)               Anaconda shall promptly prepare the information relating to Anaconda and its Subsidiaries in the Scheme Booklet in compliance with all applicable Laws, RG 60 and in accordance with Section 5.5;

(d)               Anaconda shall promptly appoint the Independent Expert and any investigating accountant in connection with the preparation of the Scheme Booklet, and provide such assistance and information as is reasonably requested by them in connection with the preparation of the IER or the investigating accountant report (as applicable) for inclusion in the Scheme Booklet and any other materials to be prepared by them for inclusion in the Scheme Booklet (including any updates to such reports or materials);

(e)               Anaconda shall consult with Lion as to the content and presentation of the Scheme Booklet, including (subject to Section 5.5):

(i)                 providing to Lion drafts of the Scheme Booklet and the IER for the purpose of enabling Lion to review and provide comments on such draft documents and Anaconda shall in good faith reasonably consider any comments made by Lion (provided, that in relation to the IER, Lion’s review is to be limited to a review for factual accuracy);

(ii)              providing to Lion a revised draft of the Scheme Booklet within a reasonable time before its filing with ASIC and to enable Lion to review and provide comments on the draft Scheme Booklet before the date of its filing and Anaconda shall in good faith reasonably consider any comments made by Lion; and

(iii)            obtaining written approval from Lion (such approval not to be unreasonably withheld, delayed or conditioned) in relation to the factual accuracy of the information relating to Lion and its Subsidiaries appearing in the Scheme Booklet before its filing with ASIC; provided that Anaconda shall incorporate all reasonably necessary or appropriate information about Lion and its Subsidiaries provided by Lion for inclusion in the Scheme Booklet;

(f)                Anaconda shall, as promptly as reasonably practicable, apply to ASIC for the production of:

(i)                 an indication of intent letter stating that it does not intend to appear before the Court at the First Court Hearing; and

(ii)              a statement under paragraph 411(17)(b) of the Australian Act stating that ASIC has no objection to the Scheme;

(g)               Anaconda shall (subject to all Conditions, other than the Condition relating to Court approval in paragraphs 1(b) and 1(c) of Exhibit A, being satisfied or waived in accordance with paragraph 4, 5 or 6 of Exhibit A (as applicable)), as promptly as reasonably practicable, apply to the Court for orders approving the Scheme as agreed to by the Anaconda Shareholders at the Scheme Meeting;

(h)               at the Second Court Hearing, Anaconda shall provide to the Court a certificate in the form of a deed confirming whether or not the Conditions (other than the Condition relating to Court approval in paragraphs 1(b) and 1(c) of Exhibit A) have been satisfied or waived in accordance with paragraph 4, 5 or 6 of Exhibit A (as applicable);

(i)                 Anaconda shall procure that it is represented by counsel at the Court hearing convened for the purposes of section 411(4)(b) of the Australian Act;

(j)                 Anaconda shall lodge with ASIC an office copy of the Court Order in accordance with subsection 411(10) of the Australian Act approving the Scheme as soon as possible after the date on which the Court makes the Court Order and in accordance with the time limit set out in item 10 of Appendix 7A of the ASX Listing Rules (or such later date as may be agreed by Anaconda and Lion);

(k)               Anaconda shall, if the Scheme Effectiveness occurs, finalize and close the Anaconda Share Register as of the Scheme Record Date (which will include details of the names and registered addresses for each Anaconda Shareholder), and determine entitlements to the Scheme Consideration, and execute proper instruments of transfer and effect the registration and transfer of the Anaconda Shares to New Topco on the Scheme Implementation Date, in accordance with the terms of the Scheme and the Deed Poll; and

(l)                 in relation to the condition at paragraph 2(f) of Exhibit A, Anaconda shall (i) provide Lion a reasonable opportunity to review the form and content of all materials to be provided to the ATO to obtain the ATO Class Ruling and reasonably consider Lion’s comments on those materials in good faith; (ii) use its reasonable endeavors to ensure and procure that paragraph 2(f) of Exhibit A is satisfied as soon as practicable after the date of this document, including (following consultation with Lion) taking all steps reasonably required as part of that process and responding to requests for information from the ATO on a timely basis; (iii) reasonably promptly inform Lion of any circumstances of which it becomes aware which would reasonably be expected to result in paragraph 2(f) of Exhibit A not being satisfied in accordance with its terms; and (iv) consult with Lion in obtaining the ATO Class Ruling, including reasonably considering any comments provided by the ATO following the process in clause (i), and each of Anaconda and Lion agree to take all actions as both Anaconda and Lion agree (each acting reasonably) are necessary or desirable following such consultation; and

(m)             Anaconda shall lodge an application to the Commissioner pursuant to section 261 of the Duties Act for a pre-transaction decision to the effect that, if implemented the Scheme will be exempt from duty as a “relevant consolidation transaction” under section 259 of the Duties Act. In relation to any such application, Anaconda shall (i) provide Lion a reasonable opportunity to review the form and content of all materials to be provided to the Commissioner and consider Lion’s reasonable comments on those materials in good faith (and more generally in relation to Anaconda’s engagement with the Commissioner in connection with obtaining any pre-transaction decision) and (ii) consult with Lion in obtaining any pre-transaction decision, including taking into account any comments provided by the Commissioner following the process in clause (i), and agree to take all actions that Anaconda and Lion agree (each acting reasonably) are necessary or desirable following such consultation.

Section 1.3.          Responsibilities of Lion and New Topco in Respect of the Scheme. On the terms set forth in the Scheme and this Agreement:

(a)               Lion shall keep Anaconda reasonably informed and consult with Anaconda as to the performance of the obligations and responsibilities required of Lion and New Topco pursuant to this Agreement or the Scheme and as to any developments relevant to the proper implementation of the Scheme;

(b)               Lion shall afford, in a timely manner, all such cooperation and assistance as may reasonably be requested by Anaconda in respect of the preparation and verification of any document or in connection with any confirmation required for the Scheme Implementation, including the provision to Anaconda of such information and confirmations relating to it, the Lion Subsidiaries, New Topco and any of its or their respective directors, officers or employees as Anaconda may reasonably request (including for the purposes of facilitating the delivery of the IER and applying for and, subject to section 1.2(l), obtaining any ATO Class Ruling). Without limiting the foregoing, Lion shall, using commercially reasonable efforts to do so promptly, prepare the information relating to Lion and its Subsidiaries in the Scheme Booklet in compliance with all applicable Laws, RG 60 and in accordance with Section 5.5;

(c)               New Topco shall, by no later than one Business Day prior to the First Court Hearing, execute the Deed Poll;

(d)               Lion shall, before the commencement of the Second Court Hearing, provide to Anaconda for provision to the Court at such hearing a certificate in the form of a deed confirming whether or not, in respect of matters within Lion’s knowledge, the Conditions (other than the Condition relating to Court approval in paragraphs 1(b) and 1(c) of Exhibit A) have been satisfied or waived in accordance with paragraph 4, 5 or 6 of Exhibit A (as applicable), a draft of which certificate shall be provided by Lion to Anaconda at least five Business Days prior to the Second Court Hearing;

(e)               at the Second Court Hearing, New Topco shall provide to the Court a certificate in the form of a deed confirming whether or not the Conditions (other than the Condition relating to Court approval in paragraphs 1(b) and 1(c) of Exhibit A) have been satisfied or waived in accordance with paragraph 4, 5 or 6 of Exhibit A (as applicable);

(f)                New Topco shall procure that it is represented by counsel at the Court hearing convened for the purposes of section 411(4)(b) of the Australian Act;

(g)               New Topco shall issue, or procure the issue, to each Anaconda Shareholder the Scheme Consideration for each Anaconda Share on, and subject to, the terms of the Scheme;

(h)               New Topco shall take all necessary steps to authorize and effect a buy-back, redemption or cancellation of capital of all of the shares on issue by New Topco immediately before the Scheme Implementation, such buy-back, redemption or cancellation to take effect simultaneously with the Scheme Implementation; and

(i)                 New Topco shall use reasonable best efforts to take all steps necessary to establish New Topco’s tax residence in the Republic of Ireland and to duly register New Topco for corporation tax in the Republic of Ireland as promptly as reasonably practicable after the date hereof, and New Topco shall use reasonable best efforts to not, at any time, take any action which would reasonably be expected to cause New Topco to be a corporate tax resident in any country other than the Republic of Ireland, in each case unless Lion, Anaconda and New Topco agree in writing otherwise.

Section 1.4.          Ineligible Overseas Anaconda Shareholders.

(a)               New Topco will be under no obligation under the Scheme or the Deed Poll to issue, and will not issue, any New Topco Shares or CDIs to any Ineligible Overseas Anaconda Shareholder. Instead, after the Scheme Record Date, but prior to Scheme Implementation, the Anaconda Shares held by each Ineligible Overseas Anaconda Shareholder on the Scheme Record Date will be transferred to a nominee appointed by Anaconda (the “Sale Nominee”), for the Sale Nominee to deal with the CDIs issued to it in accordance with the terms of the Scheme.

(b)               Anaconda must appoint the Sale Nominee at least five Business Days prior to the Scheme Meeting.

(c)               The terms of appointment of the Sale Nominee under Section 1.4(a) must provide:

(i)                 for the Sale Nominee to deal with the CDIs to which each Ineligible Overseas Anaconda Shareholder would otherwise be entitled to be issued, in accordance with the requirements of the Scheme; and

(ii)              without limiting paragraph (i), that if (y) the Scheme is terminated in accordance with its terms or (z) if Scheme Implementation has not occurred within five Business Days after the Scheme Record Date (or such later time determined by Anaconda in its sole discretion), the Anaconda Shares transferred to and held by the Sale Nominee in respect of each Ineligible Overseas Anaconda Shareholder must be remitted to the relevant Ineligible Overseas Anaconda Shareholders.

Section 1.5.          Treatment of Anaconda Equity Awards.

(a)               Anaconda must ensure that the following actions are taken by the Anaconda Board of Directors in relation to the performance right awards outstanding on the Scheme Effective Date with respect to Anaconda Shares (“Outstanding Performance Rights”):

(i)                 on the Scheme Effective Date, each holder of Outstanding Performance Rights that are outstanding and unvested as of immediately prior to the Scheme Effective Date (including, for the avoidance of doubt, any Outstanding Performance Rights granted in accordance with Section 5.2(b)(iii) in respect of Anaconda’s fiscal year 2024) (the “Unvested Performance Rights”) will have their Unvested Performance Rights vest in the proportion determined by the Anaconda Board (with any performance conditions deemed to have been met); and the remaining unvested portion of such Unvested Performance Rights must immediately lapse and be of no further effect, provided that:

(A)             no less than 60% and no more than 70% of the aggregate number of Unvested Performance Rights that are held by employees whose role is not being made redundant in connection with the Transactions will vest on the Scheme Effective Date;

(B)              up to 100% of the aggregate number of Unvested Performance Rights that are held by employees whose role will be made redundant in connection with the Transactions will vest on the Scheme Effective Date, provided that a list of such employees (and a schedule of the Unvested Performance Rights held by such employees) shall be provided by Anaconda to Lion at least five days prior to the Scheme Effective Date; and

(C)              prior to the Scheme Record Date, Anaconda will issue Anaconda Shares due to each holder of an Anaconda Performance Right that has vested (in whole or in part) in accordance with this Section 1.5(a)(i) as the case may be; and

(ii)              Prior to the Scheme Effective Date, Anaconda shall take all actions necessary or appropriate to effectuate the treatment of Outstanding Performance Rights contemplated by this Section 1.5, including:

(A)             obtaining any necessary consents or approvals;

(B)              providing any necessary notices or communications to holders or other Persons; and

(C)              adopting any necessary or appropriate resolutions of the Anaconda Board of Directors (or any applicable committee thereof).

(b)               As soon as practicable following the Scheme Implementation Date and prior to the grant of the Replacement Awards, New Topco shall file with the SEC a registration statement on an appropriate form or a post-effective amendment to a registration statement previously filed under the Securities Act (in either case, the “New Topco S-8”) with respect to a number of New Topco Shares at least equal to the number of New Topco Shares subject to the Replacement Awards and shall maintain the effectiveness of such statement while such awards remain outstanding.

(c)               As soon as practicable following the Scheme Implementation Date, New Topco shall grant to any employee of New Topco or its applicable Subsidiary, such number of replacement awards (“Replacement Awards”) equal to the number of Outstanding Performance Rights previously held by such employee that lapsed in accordance with Section 1.5(a)(i), provided that (i) the Replacement Awards shall be substantially comparable in value to the corresponding Outstanding Performance Rights as of immediately prior to the Scheme Effective Date, (ii) the Replacement Awards shall be with respect to New Topco Shares and (iii) if the employment of a holder of a Replacement Award is terminated as a result of redundancy within 12 months following the Scheme Implementation Date, then such Replacement Awards shall vest in full upon such termination, subject to such holder executing and not revoking a release in favor of New Topco.

ARTICLE II.
THE MERGER

Section 2.1.          Appointment of Exchange Agent. Prior to the Effective Time, New Topco shall appoint a United States bank or trust company or other independent financial institution in the United States reasonably satisfactory to Lion and Anaconda (the “Exchange Agent”) to act as exchange agent for the Merger and to deliver the Merger Consideration to former Lion Stockholders in accordance with the terms hereof. New Topco shall enter into an exchange agent agreement in form and substance reasonably satisfactory to Lion and Anaconda with the Exchange Agent, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement.

Section 2.2.          The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “Delaware Code”), at the Effective Time, U.S. Merger Sub shall be merged with and into Lion, whereupon the separate existence of U.S. Merger Sub shall cease, and Lion shall continue as the surviving corporation (Lion, as the surviving corporation in the Merger, the “Surviving Corporation”), such that immediately following the Merger, the Surviving Corporation shall be a wholly owned Subsidiary of New Topco. The Merger shall have the effects provided in this Agreement and as specified in the Delaware Code.

Section 2.3.          Merger Closing. Subject to the satisfaction of the conditions set forth in Section 7.2 (or, to the extent permitted by applicable Law, waiver of such conditions by the Party or Parties entitled to the benefit thereof), the closing of the Merger (the “Merger Closing”) will take place via the exchange of electronic signatures and documents, at the offices of Davis Polk &

Wardwell LLP, 450 Lexington Ave, New York, New York 10017, as promptly as practicable following the Scheme Implementation in accordance with the Steps Plan.

Section 2.4.          Effective Time. At the Merger Closing, a certificate of merger satisfying the applicable requirements of the Delaware Code (the “Certificate of Merger”) shall be duly executed and filed with the Secretary of State of the State of Delaware as provided in the Delaware Code and the Parties shall make any other filings, recordings or publications required to be made by Lion or U.S. Merger Sub under the Delaware Code in connection with the Merger. The Certificate of Merger, as filed with the Secretary of State of the State of Delaware, shall specify that the Merger shall become effective at such time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware or such other time as Anaconda and Lion may mutually agree and specify in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

Section 2.5.          Governing Documents of the Surviving Corporation. At the Effective Time, the certificate of incorporation of Lion shall be amended and restated to be in the form of the certificate of incorporation of U.S. Merger Sub, as in effect immediately prior to the Effective Time (except that all references therein to U.S. Merger Sub shall be references to the Surviving Corporation, the provisions relating to the incorporation of U.S. Merger Sub shall be omitted and as otherwise required by Section 6.4) and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until (subject to Section 6.4) thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the Lion Bylaws shall be amended and restated to be in the form of the bylaws of U.S. Merger Sub, as in effect immediately prior to the Effective Time (except that all references therein to U.S. Merger Sub shall be references to the Surviving Corporation and as otherwise required by Section 6.4), and, as so amended and restated, shall be the bylaws of the Surviving Corporation until (subject to Section 6.4) thereafter changed or amended as provided therein or by applicable Law.

Section 2.6.          Directors and Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the directors of U.S. Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of Lion immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the certificate of incorporation and bylaws of the Surviving Corporation and by applicable Law.

Section 2.7.          Treatment of Capital Stock.

(a)               Treatment of Lion Shares. Except as otherwise provided in Section 2.9, and subject to Section 2.7(e), Section 2.8(h) and Section 2.10, at the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of Lion or U.S. Merger Sub, each Lion Share issued and outstanding immediately prior to the Effective Time, other than the Lion Excluded Shares (the “Lion Eligible Shares”), shall be automatically converted into the right to receive a number of validly issued, fully paid and non-assessable New Topco Shares equal to the Merger Exchange Ratio (the “Merger Consideration”). “Lion Excluded Shares” means each

Lion Share held as treasury stock immediately prior to the Effective Time by Lion and each Lion Share held by any Lion Subsidiary.

(b)               Conversion of Lion Eligible Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of Lion or U.S. Merger Sub, all of the Lion Eligible Shares converted into the right to receive the Merger Consideration pursuant to this Article II shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each holder of Lion Eligible Shares shall cease to have any rights with respect thereto, except the right to receive (without any interest thereon) (i) the Merger Consideration pursuant to this Article II, (ii) any dividends or other distributions pursuant to Section 2.8(g) and (iii) any Fractional Share Consideration.

(c)               Cancellation of Lion Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of Lion or U.S. Merger Sub, all Lion Excluded Shares shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d)               Treatment of U.S. Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of Lion or U.S. Merger Sub, each issued and outstanding share of common stock, $0.001 par value per share, of U.S. Merger Sub shall be automatically converted into, and become, one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation, and shall be held by New Topco.

(e)               Adjustment to Merger Consideration. If at any time during the period between the date of this Agreement and the Effective Time, the outstanding Lion Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any subdivision, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, any number or amount contained in this Agreement which is based upon the price or number of the Lion Shares (including the Merger Consideration) shall be correspondingly adjusted to provide the holders of Lion Shares the same economic effect as contemplated by this Agreement prior to such event. For the avoidance of doubt, nothing in this Section 2.7(e) shall be construed to permit Lion or any of its Subsidiaries to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

Section 2.8.          Payment for Securities; Surrender of Certificates.

(a)               Exchange Fund. At or prior to the Effective Time, New Topco shall deliver to the Exchange Agent New Topco Shares in book-entry form equal to the aggregate Merger Consideration for the sole benefit of the holders of Lion Eligible Shares (such New Topco Shares, together with any dividends or other distributions paid to the Exchange Agent pursuant to Section 2.8(g), the “Exchange Fund”). New Topco shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration and any amounts payable in respect of dividends or other distributions on the New Topco Shares in accordance with Section 2.8(g), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. To the extent cash is deposited in the Exchange Fund as contemplated by Section 2.8(g) or with respect to the Fractional Share Consideration, such cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by New Topco (with the advance written consent of Lion and Anaconda, such consent not to be unreasonably withheld, conditioned or delayed by Lion or Anaconda).

(b)               Letter of Transmittal. As promptly as practicable after the Effective Time, New Topco and the Surviving Corporation shall cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of Lion Eligible Shares that are Certificates or Book-Entry Shares not held through the Depositary Trust Company (“DTC”) notice advising such holder of the effectiveness of the Merger, including (i) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.8(f)) or transfer such the Book-Entry Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares), such materials to be in such form and have such other provisions as Anaconda may reasonably specify (the “Letter of Transmittal”), and (ii) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates) or transferring such Book-Entry Shares to the Exchange Agent in exchange for the Merger Consideration, the Fractional Share Consideration (if any) and any dividends or distributions to which the holder has the right to receive pursuant to Section 2.8(g). With respect to Book-Entry Shares held through DTC, Lion and Anaconda shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as promptly as reasonably practicable following the Effective Time, upon surrender of Lion Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, the Fractional Share Consideration (if any) and any dividends or distributions to which the holder has the right to receive pursuant to Section 2.8(g).

(c)               Procedures for Surrender.

(i)                 After the Effective Time, and (x) upon surrender to the Exchange Agent of Lion Eligible Shares that are Certificates, by physical surrender of such Certificate (or affidavit of loss in lieu of a Certificate, as provided in Section 2.8(f)) in accordance with the terms of the Letter of Transmittal and accompanying instructions, (y) upon the transfer of Lion Eligible Shares that are Book-Entry Shares not held through DTC, in accordance with the terms of the Letter of Transmittal and accompanying instructions or (z) upon the transfer of Lion Eligible Shares that are Book-Entry Shares held through DTC, including by delivery of an “agent’s message”, in accordance with DTC’s customary procedures, in each case, the holder of such Lion Eligible Shares shall be entitled to receive in exchange therefor, and the Exchange Agent shall be required to deliver to each such holder (subject to Section 2.8(e)), (A) the number of New Topco Shares (in book-entry form) in respect of the aggregate Merger Consideration that such holder is entitled to receive pursuant to Section 2.7 (after taking into account all Lion Eligible Shares then held by such holder), (B) any cash in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.8(g), and (C) as and when available, any Fractional Share Consideration which such holder has the right to receive.

(ii)              No interest will be paid or accrued on any amount payable upon due surrender of the Lion Eligible Shares, and any Certificates formerly representing Lion Eligible Shares that have been so surrendered shall be cancelled by the Exchange Agent. The New Topco Shares issued and paid in accordance with the terms of this Section 2.8 upon conversion of any Lion Eligible Shares (together with the Fractional Share Consideration (if any) and any dividends or distributions which a holder has the right to receive pursuant to Section 2.8(g)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Lion Eligible Shares.

(iii)            If any portion of the Merger Consideration is to be paid to a transferee other than the Person in whose name the surrendered Certificate (in the case of Lion Eligible Shares that are Certificates) is registered, the proper number of New Topco Shares may be transferred by the Exchange Agent to such a transferee only if (A) the Certificates formerly representing such Lion Eligible Shares are surrendered to the Exchange Agent, and (B) the Certificates are accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance reasonably satisfactory to New Topco and the Exchange Agent. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. If any New Topco Shares are to be delivered to a Person other than the holder in whose name any Lion Eligible Shares are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of New Topco Shares to a Person other than the registered holder of any Lion Eligible Shares, or shall establish to the satisfaction of New Topco and the Exchange Agent that such Tax has been paid or is not applicable.

(d)               Transfer Books; No Further Ownership Rights in Lion Shares. At the Effective Time, the stock transfer books of Lion shall be closed and thereafter there shall be no further registration of transfers of Lion Shares on the records of the Surviving Corporation. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Lion Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e)               Termination of Exchange Fund; No Liability. At any time following the 12-month anniversary of the Effective Time, New Topco shall be entitled to require the Exchange Agent to deliver to New Topco any funds (including any interest received with respect thereto) or New Topco Shares remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation and New Topco (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any dividends or other distributions on New Topco Shares in accordance with Section 2.8(g) and any Fractional Share Consideration, payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.8(b), without any interest thereon. Notwithstanding the foregoing, (i) none of the Surviving Corporation, New Topco or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law and (ii) any portion of the Merger Consideration or other cash that remains undistributed to the holders of Certificates and Book-Entry Shares as of immediately prior to such time that the Merger Consideration or such cash would otherwise escheat to, or become the property of, any Governmental Entity shall, to the extent permitted by applicable Law, become the property of New Topco, free and clear of all claims or interests of any Person previously entitled thereto.

(f)                Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by New Topco or the Exchange Agent, the posting by such holder of a bond in such amount as New Topco or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to any such Certificates, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.7, any amount payable in respect of Fractional Share Consideration and any dividends or other distributions on such New Topco Shares in accordance with Section 2.8(g), in each case without any interest thereon.

(g)               Dividends or Distributions with Respect to New Topco Shares. No dividends or other distributions with respect to New Topco Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the New Topco Shares issuable hereunder. All such dividends and other distributions shall instead be paid by New Topco to the Exchange Agent and shall be included in the Exchange Fund, in each case, until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share in accordance with this Agreement. Subject to applicable Law and Section 2.10, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such New Topco Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time, but prior to such surrender, and with a payment date subsequent to such surrender payable with respect to such New Topco Shares to which such holder is entitled pursuant to this Agreement.

(h)               Fractional Shares. No fractional New Topco Shares will be exchanged for any Lion Shares. Notwithstanding any other provision of this Agreement, each holder of Lion Shares whose Lion Shares were validly converted into the right to receive New Topco Shares and who would otherwise have been entitled to receive a fraction of a New Topco Share (after aggregating all Lion Shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive from the Exchange Agent, in lieu thereof, cash (without interest) (the “Fractional Share Consideration”) in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent for the account of all such holders of New Topco Shares which would otherwise be issued (the “Excess Offer Shares”). The sale of the Excess Offer Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. The proceeds resulting from the sale of the Excess Offer Shares shall be free of commissions, transfer Taxes and other out-of-pocket transaction costs. The net proceeds of such sale will be distributed to the holders of Lion Shares with each such holder receiving an amount of such proceeds proportionate to the amount of fractional interests which such holder would otherwise have been entitled to receive. The net proceeds credited for any fractional New Topco Shares will be determined on the average net proceeds per New Topco Share. Any such sale shall be made within ten Business Days after the Effective Time, or such shorter period as may be required by applicable Law.

Section 2.9.          Treatment of Lion Equity Awards.

(a)               Lion RSUs.

(i)                 At the Effective Time and unless otherwise agreed with a particular holder as of the date hereof, each outstanding time-vested restricted stock unit (or portion thereof) with respect to Lion Shares (“Lion RSU”) (including, for the avoidance of doubt, any Lion Interim RSU) shall be assumed by New Topco (each, a “Lion Assumed RSU”). Each Lion Assumed RSU shall be subject to substantially the same terms and conditions as applied to the related Lion RSU immediately prior to the Effective Time, except that (x) the Lion Shares subject to such Lion Assumed RSUs shall be converted into the right to receive, upon vesting, a number of New Topco Shares equal to the product of (A) the number of Lion Shares underlying such Lion Assumed RSUs immediately prior to the Effective Time, multiplied by (B) the Merger Exchange Ratio; and (y) each Lion Assumed RSU shall be subject to clause (ii) below.

(ii)              At the Effective Time and unless otherwise agreed with a particular holder as of the date hereof, any Lion Assumed RSU that is unvested and outstanding as of the date hereof (excluding, for the avoidance of doubt, any Lion Interim RSU) shall vest on a pro rata basis, with the numerator being the number of days starting immediately after the vesting commencement date of such Lion RSUs and ending on the Effective Time and the denominator of which is the number of days comprising the vesting period applicable to such Lion Assumed RSUs and the resulting number rounded down to the nearest whole share (to the extent any Lion Assumed RSUs so vest, the “Lion Cancelled RSUs”). At the Effective Time or as soon as practicable thereafter, each Lion Cancelled RSU shall be canceled in exchange for the right to receive the Merger Consideration, plus the Fractional Share Consideration (if any).

(b)               Lion PSUs. At the Effective Time and unless otherwise agreed with a particular holder as of the date hereof, each outstanding performance-based restricted stock unit (or portion thereof) with respect to Lion Shares (“Lion PSU”) (including, for the avoidance of doubt, any Lion Interim PSU) shall fully vest, with the number of Lion Shares subject to such Lion PSUs for purposes of this Section 2.9(b) determined based on the achievement of the higher of target or actual performance. At the Effective Time or as soon as practicable thereafter, each Lion PSU shall be canceled in exchange for the right to receive the Merger Consideration, plus the Fractional Share Consideration (if any).

(c)               Lion Options. At the Effective Time and unless otherwise agreed with a particular holder as of the date hereof, each outstanding stock option (whether vested or unvested) with respect to Lion Shares (the “Lion Option”) (including, for the avoidance of doubt, any Lion Interim Option) shall be assumed by New Topco (each, a “Lion Assumed Option”). Each Lion Assumed Option shall be subject to substantially the same terms and conditions as applied to the related Lion Option immediately prior to the Effective Time, except that (x) each such Lion Assumed Option will be converted into a stock option to acquire a number of New Topco Shares equal to the product of (i) the number of Lion Shares underlying such Lion Assumed Option immediately prior to the Effective Time, multiplied by (ii) the Merger Exchange Ratio (rounded down to the nearest whole share); and (y) the exercise price per New Topco Share shall be equal to the product of (i) the original exercise price per share of a Lion Share when such Lion Assumed Option was granted, divided by (ii) the Merger Exchange Ratio (rounded up to the nearest whole cent). The assumption of Lion Assumed Options pursuant to this Section shall be effected in a manner that satisfies the requirements of Section 409A of the Code and this Section 2.9(c) will be construed consistent with this intent.

(d)               Lion Director RSUs. Notwithstanding anything to the contrary in Section 2.9(a), immediately prior to the Effective Time, any outstanding time-vested restricted stock unit (or portion thereof) held by any Lion non-employee directors with respect to Lion Shares (“Lion Director RSU”) shall vest in full (to the extent any Lion Director RSUs so vest, the “Lion Cancelled Director RSUs”). At the Effective Time, each Lion Cancelled Director RSU shall be cancelled and converted into the right to receive, at the Effective Time from New Topco, or as soon as practicable thereafter, an amount in cash equal to (i) the number of shares of Lion Shares subject to such Lion Cancelled Director RSUs immediately prior to the Effective Time, multiplied by (ii) the higher of (A) the first available closing price of the Merger Consideration and (B) the closing price per share of Lion Shares as reported in the New York Stock Exchange, on the last trading day preceding the Closing Date.

(e)               As soon as practicable following the Effective Time, the New Topco S-8 shall register a number of shares at least equal to the number of New Topco Shares subject to the Lion Assumed RSUs and Lion Assumed Options, and New Topco shall maintain the effectiveness of such statement while such awards remain outstanding.

Section 2.10.      Withholding. Anaconda, Lion, New Topco and the Surviving Corporation shall each be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any amounts payable pursuant to this Agreement, such amounts as are required to be withheld or deducted with respect to such payment under the Code, or any applicable provisions of state, local or U.S. or non-U.S. Law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If any of Anaconda, Lion, New Topco or the Surviving Corporation becomes aware of any withholding obligation with respect to any non-compensatory payment hereunder, then such party shall provide prompt notice thereof to the other parties, and Anaconda, Lion, New Topco and the Surviving Corporation shall use commercially reasonable efforts to provide such forms or other information reasonably requested by other parties that are reasonably necessary to establish any exemption from or reduction of withholding Taxes. The Parties agree that Lion or New Topco may, together with Anaconda, approach the ATO to obtain clarification that no withholding under

Subdivision 14-D of Schedule 1 of the Taxation Administration Act 1953 (Cth) is required in respect of the Scheme and that each of Anaconda, Lion and New Topco (as applicable) will provide all information and assistance reasonably required to make that approach. The Parties agree to provide each other a reasonable opportunity to review the form and content of all materials to be provided to the ATO and reasonably consider each other’s comments on those materials in good faith.

ARTICLE III.
REPRESENTATIONS AND
WARRANTIES OF LION

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Anaconda by Lion at the time of entering into this Agreement (the “Lion Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Lion Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or as disclosed in the Lion SEC Documents filed or furnished with the SEC or any document lodged or filed with, or information available from, any register or site maintained by any Governmental Entity (other than an Argentinian Governmental Entity) regulating the activities and operations of Lion or any Lion Subsidiary since January 1, 2018 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature), Lion hereby represents and warrants to Anaconda as follows (it being understood and agreed that any representations and warranties contained in this Article III with respect to Nemaska (other than those representations and warranties set forth in Section 3.27) shall be deemed to be made only to the extent of Lion’s knowledge with respect thereto, regardless of whether such representation or warranty expressly includes such a qualification):

Section 3.1.          Qualification, Organization, etc. Each of Lion, New Topco and each Lion Subsidiary is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties, or conduct of its business, requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect. As of the Merger Closing, each of Irish IntermediateCo and U.S. Merger Sub will be a legal entity duly organized, validly existing and, where relevant in good standing under the Laws of its respective jurisdiction of organization, and will have all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as then conducted and will be qualified to do business in each jurisdiction where the ownership, leasing or operation of its assets or properties, or conduct of its business, requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect. To the extent not publicly available, (a) Lion has made available to Anaconda true and complete copies of the Lion Certificate and the Lion Bylaws and New Topco has made available to Anaconda the memorandum of association and articles of association of New Topco, in each case as amended through and as in effect on the date of this Agreement, and (b) as of the Sanction Date, New Topco will have made available to Anaconda the constitution of Irish IntermediateCo and the certificate of incorporation and bylaws of U.S. Merger Sub (clauses (a) and (b), collectively, the “Lion Governing Documents”). The Lion Governing Documents with respect to Lion and New Topco are in full force and effect and neither of Lion or New Topco is in violation of the Lion Governing Documents in any material respect. As of the Sanction Date, the Lion Governing Documents with respect to Irish IntermediateCo and U.S. Merger Sub will be in full force and effect and neither of Irish IntermediateCo or U.S. Merger Sub will be in violation of the Lion Governing Documents in any material respect.

Section 3.2.          Capitalization.

(a)               The authorized capital stock of Lion consists of 2,000,000,000 Lion Shares and 50,000,000 shares of preferred stock, par value $0.001 per share (“Lion Preferred Stock”). As of the close of business on May 8, 2023 in Philadelphia, Pennsylvania, United States of America (such date and time, the “Lion Capitalization Date”), (i) (A) 179,687,880 Lion Shares were issued and outstanding (with fractional shares 0.5 and above rounded up), (B) 105,897 Lion Shares were held in treasury (with fractional shares below 0.5 rounded down) and (C) no Lion Shares were held by Subsidiaries of Lion, (ii) 10,683,837 Lion Shares were reserved and available for issuance pursuant to the Lion Equity Plan, including (A) 957,654 Lion Shares reserved and available for issuance pursuant to the outstanding Lion RSUs, (B) 260,502 Lion Shares subject to issuance pursuant to the Lion PSUs (based upon the maximum number of Lion Shares issuable upon settlement of outstanding Lion PSUs) and (C) 2,243,103 Lion Shares subject to issuance pursuant to outstanding Lion Options, and (iii) no shares of Lion Preferred Stock were issued or outstanding or held in treasury. All of the outstanding Lion Shares are, and all Lion Shares reserved for issuance as noted above shall be, at the time of issuance, duly authorized, validly issued, fully paid and non-assessable. From the Lion Capitalization Date to the date of this Agreement, Lion has not issued any Lion Shares except pursuant to the settlement of Lion Equity Awards outstanding as of the Lion Capitalization Date, in accordance with their terms, and has not issued any Lion Preferred Stock. Except as set forth in this Section 3.2(a), as of the date of this Agreement, Lion has no shares of capital stock or other equity interests issued or outstanding other than (i) the Lion Shares that were outstanding on the Lion Capitalization Date and (ii) Lion Shares that were reserved for issuance as set forth in this Section 3.2(a) as of the Lion Capitalization Date and have become outstanding after the Lion Capitalization Date. Except as set forth in this Section 3.2(a), as of the date of this Agreement, Lion has no shares of capital stock or other equity interests reserved for issuance.

(b)               As of the date of this Agreement and the Sanction Date, the authorized share capital of New Topco consists of $10,000 divided into 10,000 New Topco Shares. As of the date of this Agreement, one New Topco Share has been issued and is owned by the Person set forth on Section 3.2(b) of the Lion Disclosure Letter, free and clear of all Liens. As of the Sanction Date and immediately prior to the Scheme Implementation, all of the issued New Topco Shares will be owned in accordance with the Steps Plan, free and clear of all Liens. As of the date of this Agreement, the Sanction Date and immediately prior to the Scheme Implementation, each of the issued and outstanding New Topco Shares or other issued and outstanding equity securities of New Topco has been and will be duly authorized and validly issued and is fully paid and nonassessable. The New Topco Shares to be issued pursuant to the Scheme and the Merger in accordance with Article I and Article II will be duly authorized, validly issued, fully paid and nonassessable and not subject to pre-emptive rights.

(c)               As of the Sanction Date and immediately prior to the Merger Closing, (i) all of the issued shares of Irish IntermediateCo will be duly authorized, validly issued, fully paid and nonassessable, and (ii) all of the outstanding shares of capital stock or other outstanding equity securities of U.S. Merger Sub will be duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock or other outstanding equity securities of Irish IntermediateCo will be, immediately prior to the Merger Closing, owned directly by New Topco, free and clear of all Liens. All of the outstanding shares of capital stock or other outstanding equity securities of U.S. Merger Sub will be, as of the Sanction Date, owned directly by Irish IntermediateCo and, immediately prior to the Merger Closing, owned directly by Irish IntermediateCo and indirectly by New Topco, in each case free and clear of all Liens.

(d)               Except as set forth on Section 3.2(d) of the Lion Disclosure Letter, each of the outstanding shares of capital stock or other equity securities of each of the Lion Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and owned solely by Lion or by a direct or indirect wholly owned Lion Subsidiary, free and clear of all Liens.

(e)               New Topco (i) was formed solely for the purpose of entering into the Transactions and (ii) since the date of its formation has not conducted any business and has no, and prior to the Scheme Implementation and the Merger Closing will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions. Each of Irish IntermediateCo and U.S. Merger Sub (i) will be formed solely for the purpose of entering into the Transactions and (ii) from the date of its formation until the Merger Closing will not conduct any business and will not have any assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(f)                Except as set forth in Section 3.2(a) and Section 3.2(f) of the Lion Disclosure Letter, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, puts, commitments, derivative instruments or rights of any kind that obligate Lion or any Lion Subsidiary to: (i) issue, transfer or sell any shares in the capital or other equity interests of Lion or any Lion Subsidiary or securities convertible into, or exchangeable for, such shares or equity interests (in each case other than to Lion or a wholly owned Lion Subsidiary); (ii) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; or (iii) redeem or otherwise acquire any such shares in its capital or other equity interests.

(g)               Except as set forth on Section 3.2(g) of the Lion Disclosure Letter, neither Lion nor any Lion Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Lion Stockholders or any Lion Subsidiary on any matter.

(h)               There are no voting trusts or other agreements or understandings to which Lion or any Lion Subsidiary is a party with respect to the voting of the shares of capital stock or other equity interest of Lion or any Lion Subsidiary.

(i)                 Section 3.2(i) of the Lion Disclosure Letter sets forth, as of the date of this Agreement, (i) each Lion Subsidiary and the ownership interest of Lion in each Lion Subsidiary and (ii) any other Person in which Lion or any of the Lion Subsidiaries own capital stock or other equity interest.

(j)                 Except as set forth in Section 3.2(a) and Section 3.2(j) of the Lion Disclosure Letter, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, puts, commitments, derivative instruments or rights of any kind that obligate Lion or any Lion Subsidiary to (i) provide a material capital contribution to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any other Person that is not a Lion Subsidiary; or (ii) make any payment to any Person the value of which is derived from, or calculated based on, the value of Lion Shares, Lion Preferred Stock or any other Lion equity interests or any equity interests of any Lion Subsidiary.

Section 3.3.          Corporate Authority Relative to this Agreement; No Violation.

(a)

(i)                 Lion has all requisite corporate power and authority to enter into this Agreement and, assuming the Lion Stockholder Approval is obtained, to perform its obligations hereunder and to consummate the Transactions to which it is or is contemplated to be a party, including the Merger. The execution, delivery and performance by Lion of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Lion Board of Directors and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Lion or any Lion Subsidiary are necessary to authorize the consummation of the Transactions other than, with respect to the Merger, obtaining the Lion Stockholder Approval. As of the date of this Agreement, the Lion Board of Directors has unanimously adopted resolutions (i) declaring that this Agreement and the consummation of the Transactions are advisable and fair to, and in the best interests of, Lion and the Lion Stockholders, (ii) approving this Agreement and the Transactions, (iii) authorizing the execution, delivery and performance of this Agreement on its terms, (iv) directing that this Agreement be submitted to a vote at the Lion Special Meeting and (v) making the Lion Board Recommendation. This Agreement has been duly and validly executed and delivered by Lion and constitutes the valid and binding agreement of Lion, enforceable against Lion in accordance with its terms, except that (1) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (2) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (1) and (2), the “Enforceability Exceptions”).

(ii)              New Topco has all requisite corporate power and authority to enter into this Agreement and the Deed Poll and, assuming all Conditions are satisfied (or waived, if permitted) and, if required, the approvals for the New Topco Capital Increase are obtained, to perform its obligations (x) hereunder and to consummate the Transactions to which it is or is contemplated to be a party and (y) under the Deed Poll. The execution, delivery and performance by New Topco of this Agreement and the Deed Poll and the consummation of the Transactions have been duly and validly authorized, and, except as contemplated by this Agreement, no other corporate proceedings on the part of New Topco is necessary to authorize the consummation of the Transactions. Subject to the Enforceability Exceptions, this Agreement has been duly and validly executed and delivered by New Topco and constitutes the valid and binding agreement of New Topco, enforceable against New Topco in accordance with its terms.

(iii)            Upon the execution of the Joinder Agreements, Irish IntermediateCo and U.S. Merger Sub will each have all requisite corporate power and authority to enter into the Joinder Agreements and this Agreement and, assuming all Conditions are satisfied (or waived, if permitted), to perform its obligations hereunder and to consummate the Transactions to which it is or is contemplated to be a party. The execution, delivery and performance by each of Irish IntermediateCo and U.S. Merger Sub of the Joinder Agreements when executed and delivered, and the performance by each of Irish IntermediateCo and U.S. Merger Sub of this Agreement when it is a Party, and the consummation of the Transactions when it is a Party will have been duly and validly authorized, except for the adoption of this Agreement by the sole stockholder of U.S. Merger Sub (the “Merger Sub Stockholder Approval”), which will occur promptly following the execution of the Joinder Agreements by U.S. Merger Sub. Subject to the Enforceability Exceptions, when executed and delivered by each of Irish IntermediateCo and U.S. Merger Sub, each such Joinder Agreement will be duly executed and delivered by Irish IntermediateCo and U.S. Merger Sub and will constitute the valid and binding agreement of such Party, enforceable against such Party in accordance with its terms.

(b)

(i)                 The execution, delivery and performance by Lion of this Agreement and the consummation by Lion of the Transactions require no action by or in respect of, or filing with, any Governmental Entity, other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) the filings, consents, approvals, authorizations, clearances or other actions under the Antitrust Laws or the Investment Screening Laws applicable to the Transactions and the expiration or termination of any applicable waiting periods thereunder, (iii) the filing with the SEC of the Proxy Statement and any amendments or supplements thereto, and other filings required under, and compliance with any applicable requirements of the Securities Act, Exchange Act and any other applicable securities laws, (iv) compliance with any applicable requirements of the NYSE, (v) compliance with any applicable requirements of the Jersey Financial Services Commission and (vi) any other actions or filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect.

(ii)              The execution, delivery and performance by the New Topco Parties of this Agreement and the consummation by the New Topco Parties of the Transactions require no action by or in respect of, or filing with, any Governmental Entity, other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State, the approval of the Court of the Scheme and the filing of the Court Order with ASIC, (ii) the filings, consents, approvals, authorizations, clearances or other actions under the Antitrust Laws or the Investment Screening Laws applicable to the Transactions and the expiration or termination of any applicable waiting periods thereunder, (iii) the filing with ASIC and the Court of the Scheme Booklet and any amendments or supplements thereto, (iv) the filing with the SEC of the Form S-4 and any amendments or supplements thereto and other filings required under, and compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities laws, (v) compliance with any applicable requirements of ASIC, the Court, the NYSE and the Jersey Financial Services Commission and (vi) any other actions or filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect.

(c)               The execution, delivery and performance by Lion and the New Topco Parties of this Agreement and, in the case of New Topco, the Deed Poll, and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Lion Governing Documents or the comparable governing instruments of any Lion Subsidiary, (ii) assuming that the consents, approvals and filings referred to in Section 3.3(b) are made and obtained and receipt of the Lion Stockholder Approval and the Merger Sub Stockholder Approval, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (iii) assuming that the consents, approvals and filings referred to in Section 3.3(b) are made and obtained and receipt of the Lion Stockholder Approval and the Merger Sub Stockholder Approval, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Lion or any Lion Subsidiary is entitled under any provision of any Lion Material Contract or (iv) result in the creation or imposition of any Lien on any asset of Lion or any Lion Subsidiary other than any Lion Permitted Liens, with only such exceptions, in the case of each of clauses (ii) through (iv), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect.

Section 3.4.          Reports and Financial Statements.

(a)               Lion and each Lion Subsidiary has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2021

(the “Applicable Date”) (the forms, statements, certifications, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, together with any exhibits and schedules thereto and any information incorporated by reference therein, in each case as amended since the date of their filing and prior to the date hereof, collectively the “Lion Filings”). Each of the Lion Filings, at the time of its filing or being furnished complied or, if not yet filed or furnished, will at the time of being filed or furnished comply, in each case, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Lion Filings, and the applicable requirements of the NYSE. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Lion Filings did not, and each Lion Filing filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date of this Agreement, to Lion’s knowledge, none of the Lion Filings is the subject of ongoing SEC review, inquiry, investigation or challenge or the subject of any outstanding or unresolved SEC comments.

(b)               Each of the audited and unaudited consolidated financial statements included in or incorporated by reference into the Lion Filings (including the related notes and schedules) fairly presents or, in the case of the Lion Filings filed after the date of this Agreement, will fairly present, in each case, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Lion and the Lion Subsidiaries, as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to, in the case of any unaudited interim financial statements, normal and recurring year-end audit adjustments that are not and will not be material in amount or effect).

Section 3.5.          Internal Controls and Procedures. Lion has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) sufficient to comply in all material respects with all legal and accounting requirements applicable to Lion and the Lion Subsidiaries and as otherwise as required by Rule 13a-15 or 15d-15 under the Exchange Act. Lion’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Lion in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Lion’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, Lion, each Lion Subsidiary and each of their respective officers and directors in their capacities as such are in compliance with, and, since the Applicable Date, have complied with, the applicable provisions of Sarbanes-Oxley Act and the Exchange Act. Based on its evaluation of internal controls over financial reporting for the fiscal year ending December 31, 2022, Lion’s management has disclosed to Lion’s auditors and the audit committee of the Lion Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Lion’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Lion’s internal control over financial reporting. Since the Applicable Date and prior to the date of this Agreement, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters or compliance with Law, including from any current or former employee of Lion or any Lion Subsidiary regarding questionable accounting, auditing or legal compliance matters have, to the knowledge of Lion, been received by Lion.

Section 3.6.          No Undisclosed Liabilities. There are no obligations or liabilities of Lion or any Lion Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, in each case other than (i) liabilities or obligations disclosed, reflected or reserved against in the consolidated balance sheet of Lion as of December 31, 2022, and the notes thereto set forth in Lion’s annual report on Form 10-K for the fiscal year ended December 31, 2022, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2022, (iii) liabilities or obligations arising out of this Agreement (and which do not arise out of a breach by Lion of any representation or warranty or covenant in this Agreement), or (iv) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect.

Section 3.7.          Compliance with Laws; Permits.

(a)               Lion and each Lion Subsidiary is, and since the Applicable Date has been, in compliance with and is not, and since the Applicable Date has not been, in default under, or in violation of, any Law or Order applicable to Lion, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect.

(b)               Lion and the Lion Subsidiaries are, and since the Applicable Date have been, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, registrations, concessions, approvals and orders of any Governmental Entity necessary for Lion and the Lion Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Lion Permits”), except where the failure to have any of the Lion Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect. All Lion Permits are in full force and effect, except where the failure to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect. Lion and each Lion Subsidiary is in compliance with all Lion Permits, except where the failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect.

(c)               Neither Lion nor any Lion Subsidiary is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement of or with any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect.

Section 3.8.          Environmental Laws. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect: (a) Lion and the Lion Subsidiaries are now, and have been since the Applicable Date, in compliance with all Environmental Laws and Environmental Permits; (b) neither Lion nor any Lion Subsidiary has treated, stored, handled, manufactured, generated, distributed, sold, disposed of or arranged for disposal of, transported, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance, in each case as would result in liability under any Environmental Law; (c) neither Lion nor any Lion Subsidiary has, since the Applicable Date (or earlier to the extent unresolved), received any notice alleging that Lion or any Lion Subsidiary may be in violation of or subject to liability, and there is no claim, Proceeding, demand, Lien, Order, investigation or information request current, pending or, to the knowledge of Lion, threatened against Lion or any Lion Subsidiary, under any Environmental Law or relating to any Hazardous Substances; and (d) neither Lion nor any Lion Subsidiary has assumed or provided an indemnity with respect to any current or pending obligation or liability of any other Person relating to Environmental Laws or any Hazardous Substances (excluding any indemnities included in Contracts entered into in the ordinary course of business that are not principally related to environmental liabilities).

Section 3.9.          Employee Benefit Plans.

(a)               Section 3.9(a) of the Lion Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each material Lion Benefit Plan. With respect to each material Lion Benefit Plan, Lion has made available to Anaconda true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, the current plan document, all amendments thereto and the most recent summary or a summary plan description provided to participants.

(b)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, (i) each of the Lion Benefit Plans has been established, funded, operated and administered in compliance with its terms and in accordance with applicable Laws; (ii) except as reflected in their terms, no Lion Benefit Plan provides benefits, including death or medical or other welfare benefits (whether or not insured), with respect to current or former employees or directors of Lion or any Lion Subsidiary (or their dependents or beneficiaries) beyond their retirement or other termination of service, other than coverage mandated by applicable Laws; (iii) there are no current, pending, or to the knowledge of Lion, threatened Proceedings (other than routine claims for benefits) with respect to any of the Lion Benefit Plans; (iv) Lion and the Lion Subsidiaries have complied with the requirements of the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010; and (v) no event has occurred with respect to any Lion Benefit Plan that has resulted in a Tax under Chapter 43 of the Code.

(c)               Except as set forth on Section 3.9(c) of the Lion Disclosure Letter, no Lion Benefit Plan is, and none of Lion, any of the Lion Subsidiaries or any of their ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to or otherwise has any liability or obligation (contingent or otherwise) with respect to, a: (i) “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA), (iii) plan subject to Section 302 or Title IV of ERISA or Section

412 of the Code, (iv) “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (v) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code).

(d)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, (i) each of the Lion Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a current favorable determination letter, or is entitled to rely on an or opinion or advisory letter, as to its qualification and (ii) there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan. A copy of the most recent favorable determination, opinion or advisory letter has been provided or made available to Anaconda.

(e)               Other than as expressly contemplated by this Agreement, neither the execution or delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event, including a termination of employment, forgiveness of indebtedness or otherwise) could (i) materially increase any benefits or compensation otherwise payable under any Lion Benefit Plan or (ii) result in any material acceleration of the time of payment, funding or vesting of, or result in the forfeiture of, any compensation or benefits under any Lion Benefit Plan.

(f)                Lion is not a party to nor does it have any obligation under any Lion Benefit Plan to “gross up,” “indemnify,” or compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

Section 3.10.      Absence of Certain Changes or Events.

(a)               Since December 31, 2022, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect.

(b)               To the extent not publicly disclosed, since December 31, 2022 through the date of this Agreement, the business of Lion and the Lion Subsidiaries has been conducted, in all material respects, in the ordinary course of business.

Section 3.11.      Investigation; Litigation. There are no civil, criminal or administrative actions, suits, claims, litigation, charges, demands, notices of violation, enforcement actions, hearings, arbitrations, audits, examinations, inquiries, investigations or other proceedings (“Proceedings”) current, pending or, to the knowledge of Lion, threatened against Lion or any Lion Subsidiary, except for those that have not been, and would not reasonably be expected to be, individually or in the aggregate, material to Lion and the Lion Subsidiaries, taken as a whole.

Section 3.12.      Tax Matters.

(a)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect:

(i)                 all Tax Returns that are required to be filed by or with respect to Lion or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii)              Lion and its Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party (in each case, whether or not shown on any Tax Return), other than Taxes that are being contested by Lion or any of its Subsidiaries in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the consolidated financial statements of Lion and its Subsidiaries included in the Lion SEC Documents;

(iii)            there is no current, pending or threatened in writing Proceeding with a Governmental Entity with respect to any Taxes of Lion or any of its Subsidiaries;

(iv)             neither Lion nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency;

(v)               in the past two years, neither Lion nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 as relates to Section 355 (or any similar provisions of state, local, or non-U.S. Law);

(vi)             no claim has been made in writing by a Governmental Entity in a jurisdiction where any of Lion or its Subsidiaries does not file Tax Returns that such Person is or may be required to filed Tax Returns in, or subject to taxation by, that jurisdiction;

(vii)          other than where such item arises or election or change is made in the ordinary course of business, neither Lion nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Scheme Effective Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Scheme Effective Date, (B) any prepaid amount or deferred revenue received on or prior to the Scheme Effective Date, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. Law) entered into on or prior to the Scheme Effective Date, (D) any “domestic use election” (or analogous concepts under state, local or non-U.S. Law) or (E) a change in the method of accounting for a period ending prior to or including the Scheme Effective Date;

(viii)        none of Lion or any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than (i) any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes or (ii) agreements or arrangements exclusively between or among Lion and its wholly owned Subsidiaries) or has any liability for Taxes of any Person (other than Lion or any of its wholly owned Subsidiaries) by reason of Contract, assumption, operation of Law, Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), transferee or successor liability, or otherwise;

(ix)             there are no Liens for Taxes upon any property or assets of Lion or any of its Subsidiaries, except for the Lion Permitted Liens; and

(x)               neither Lion nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(b)               Neither Lion nor any of its Subsidiaries has taken or agreed to take any action or knows of any facts or circumstances that could reasonably be expected to (i) prevent the Merger and the Scheme from qualifying for the Intended Tax Treatment or (ii) cause New Topco to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation pursuant to Section 7874 of the Code and the Treasury Regulations promulgated thereunder, in each case, as a result of the Transactions.

(c)               Notwithstanding any other provision in this Agreement, the representations and warranties contained in this Section 3.12 and, to the extent relating to Taxes, Section 3.9 and Section 3.13 are the only representations and warranties being made by Lion and the Lion Subsidiaries with respect to Taxes.

Section 3.13.      Labor Matters.

(a)               Lion and the Lion Subsidiaries are, and since the Applicable Date, have been, in compliance with all applicable Laws respecting labor, employment and employment practices, including those relating to terms and conditions of employment, wages and hours, occupational safety and health, immigration, employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, redundancies, mass layoffs, plant closures, affirmative action, workers’ compensation, labor relations, employee leaves of absence, worker and employee classification, payment and withholding of employment-related Taxes, and unemployment insurance, except where any such failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, since the Applicable Date: (i) Lion and its Subsidiaries have fully and timely paid all wages, salaries, prevailing wages, commissions, bonuses, fees, and other compensation which have come due and payable to their current and former employees and independent contractors under applicable Law, contract, or company policy; and (ii) each individual who has provided services to Lion or its Subsidiaries was properly classified and treated as an independent contractor, consultant, or other service provider for all applicable purposes.

(b)               (i) Except as set forth on Section 3.13(b) of the Lion Disclosure Letter, (i) neither Lion nor any of its Subsidiaries is party to or bound by any collective bargaining agreement or other Contract with any labor union, works council, or other labor organization (“Labor Organization”) and (ii) no employee of Lion or any of its Subsidiaries is represented by a Labor Organization with respect to such employment.

(c)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect: (i) there is no unfair labor practice charge current, pending or, to the knowledge of Lion, threatened against Lion or any of its Subsidiaries, (ii) neither Lion nor any Lion Subsidiary is subject to an actual, pending or, to the knowledge of Lion, threatened, labor dispute, strike, slowdown, walkout or work stoppage, nor has Lion or any of its Subsidiaries experienced any such labor dispute, strike, slowdown, walkout or work stoppage since the Applicable Date, (iii) to the knowledge of Lion, there are, and since the Applicable Date have been no organizational campaigns, petitions or other activities or proceedings of any Labor Organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Lion or any of its Subsidiaries or to compel Lion or any of its Subsidiaries to bargain with any such Labor Organization, and (iv) to the knowledge of Lion, there are, and since the Applicable Date have been, no actual or threatened organizational efforts with respect to the formation of a collective bargaining unit or Labor Organization decertification activities involving employees of Lion or any of its Subsidiaries.

Section 3.14.      Intellectual Property.

(a)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect: (i) Lion or a Lion Subsidiary owns or otherwise possesses a valid and legally enforceable right to use all Intellectual Property used in or necessary for their respective businesses as currently conducted, free and clear of all Liens; (ii) there are no current, pending or, to the knowledge of Lion, threatened claims, actions or Proceedings against Lion or any Lion Subsidiary by any Person (x) alleging infringement, misappropriation or other violations by Lion or any Lion Subsidiary of any third party’s Intellectual Property or (y) challenging the ownership, validity or enforceability of any Intellectual Property owned by Lion or any Lion Subsidiary; (iii) the conduct of the businesses of Lion and the Lion Subsidiaries has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any third party’s Intellectual Property; (iv) to the knowledge of Lion, no third party has infringed, misappropriated or violated or is infringing, misappropriating or violating any Intellectual Property owned by Lion or any Lion Subsidiary; (v) the Intellectual Property owned by Lion or any of its Subsidiaries is not subject to any outstanding settlement or Order restricting the use, registration, ownership or disposition thereof; (vi) Lion and the Lion Subsidiaries have taken commercially reasonable efforts to maintain and protect all Intellectual Property owned by Lion or any Lion Subsidiary and the integrity and security of Lion’s and the Lion Subsidiaries’ information technology systems, including data stored or contained therein, and there has been no breach of or other unauthorized access to such systems or any theft or loss of any confidential information or Personal Information held by Lion or any Lion Subsidiary; and (vii) neither Lion nor any Lion Subsidiary is bound by any Contract that, upon consummation of the Transactions, will cause or require Lion or Anaconda or any of their Subsidiaries (other than Lion or any of its Subsidiaries, to the extent so bound prior to the Scheme Effective Date) to grant, or cause to be granted, to any third party any right to or with respect to any Intellectual Property owned by any of them prior to the Scheme Effective Date.

(b)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, the businesses of Lion and each Lion Subsidiary are being conducted in compliance with all applicable Laws pertaining to privacy, data protection and information security.

(c)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, the IT Assets owned, used, or held for use by Lion or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Lion and its Subsidiaries, (ii) since the Applicable Date, have not malfunctioned or failed and (iii) to the knowledge of Lion, are free from any malicious code.

(d)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect (i) Lion and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Lion or its Subsidiaries, and (ii) to the knowledge of Lion, there has been no unauthorized access to or unauthorized use of any IT Assets, confidential information, Personal Information or trade secrets owned or held for use by Lion or its Subsidiaries.

Section 3.15.      Real Property.

(a)               With respect to the real property owned by Lion or any Lion Subsidiary (such property collectively, the “Lion Owned Real Property”), except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, either Lion or a Lion Subsidiary has good and marketable fee simple title to such Lion Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable (or that may thereafter be paid without penalty) or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the consolidated financial statements of Lion and the Lion Subsidiaries included in the Lion SEC Documents; (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business for amounts which are not overdue for a period of more than 90 days and for which adequate reserves have been established in accordance with GAAP on the consolidated financial statements of Lion and the Lion Subsidiaries included in the Lion SEC Documents; (iii) which is disclosed on the most recent (as of the date hereof) consolidated balance sheet of Lion included in the Lion SEC Documents filed with the SEC prior to the date of this Agreement or notes thereto or securing Indebtedness reflected on such balance sheet; (iv) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Lion included in the Lion SEC Documents filed with the SEC prior to the date of this Agreement; (v) that is an easement, covenant, condition or restriction of record or Lien as to which no material violation or encroachment exists or, if such violation or encroachment exists, as to which the cure of such violation or encroachment would not materially interfere with the conduct of the business of Lion or any of the Lion Subsidiaries; (vi) that is a zoning or other governmentally established Lien as to which no material violation exists or, if such violation exists, as to which the cure of such violation would not materially interfere with the conduct of the business of Lion or any of the Lion Subsidiaries; (vii) that is a railroad trackage agreement, utility, slope or drainage easement, right-of-way easement or lease regarding any sign as to which no material violation or encroachment exists or, if such violation or encroachment exists, as to which the cure of such violation or encroachment would not materially interfere with the conduct of the business of Lion or any of the Lion Subsidiaries; (viii) that is an imperfection of title or license, if any, that does not materially impair the use or operation of any real property to which it relates in the conduct of the business of Lion or any of the Lion Subsidiaries; (ix) affecting the underlying fee interest of any Lion Leased Real Property; or (x) set forth in Section 3.15(a) of the Lion Disclosure Letter (any such Lien described in any of clauses (i) through (x), a “Lion Permitted Lien”). Neither Lion nor any of the Lion Subsidiaries has received notice of any current or pending, and to the knowledge of Lion there is no threatened, condemnation proceeding with respect to any Lion Owned Real Property, except proceedings which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Lion Owned Real Property or any portion thereof or interest therein, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect.

(b)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, (i) each material lease, sublease and other agreement under which Lion or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Lion Leased Real Property”), is valid, binding and in full force and effect, subject to the Enforceability Exceptions and (ii) no uncured default of a material nature on the part of Lion or, if applicable, its Subsidiary or, to the knowledge of Lion, the landlord thereunder exists with respect to any Lion Leased Real Property and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, Lion and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Lion Leased Real Property, free and clear of all Liens, except for Lion Permitted Liens.

(c)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Lion Owned Real Property and the Lion Leased Real Property are in good condition and repair and sufficient for the operation of the business conducted thereon.

Section 3.16.      Opinion of Financial Advisor. The Lion Board of Directors has received the opinion of Gordon Dyal & Co., LLC to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Exchange Ratio is fair from a financial point of view to the holders of Lion Shares.

Section 3.17.      Required Vote; Takeover Statutes.

(a)               The Lion Stockholder Approval is the only vote of holders of securities of Lion required to adopt this Agreement and to consummate the Transactions.

(b)               Assuming the accuracy of the representations and warranties in Section 4.24, no Takeover Statute applicable to Lion or its affiliates nor any anti-takeover provision in the Lion Governing Documents is applicable to the Transactions.

Section 3.18.      Material Contracts.

(a)               Section 3.18 of the Lion Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.18(a) under which Lion or any Lion Subsidiary is bound or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 3.18(a), in each case whether entered into before, on or after the date of this Agreement, being referred to herein as the “Lion Material Contracts”):

(i)                 (A) any material joint venture, partnership or other similar Contract and (B) any shareholders, investors rights, registration rights or similar agreement or arrangement relating to Lion or any Lion Subsidiary;

(ii)              each Contract relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which Lion or any of its Subsidiaries has or could reasonably be expected to have material continuing rights or obligations following the date of this Agreement, including pursuant to any “earn-out” or indemnity;

(iii)            each Contract under which Lion or any Lion Subsidiary (x) is granted any license or other right with respect to any Intellectual Property of a third party (excluding licenses to off-the-shelf software), or (y) has granted to a third party any license or other right with respect to any Intellectual Property (excluding non-exclusive licenses granted in the ordinary course of business) and, in each of (x) and (y), which such Contract or Intellectual Property is material to Lion and the Lion Subsidiaries, taken as a whole;

(iv)             each Contract that limits the freedom of Lion or any Lion Subsidiary to compete in any line of business or geographic region (including any Contract that requires Lion or any Lion Subsidiary to work exclusively with any Person in any line of business or geographic region, or which by its terms would so limit the freedom of New Topco or its Subsidiaries after the Effective Time), or with any Person, or otherwise restricts the research, development, extraction, manufacture, marketing, distribution or sale of any product by Lion and the Lion Subsidiaries, in each case, in a manner that is material to the business of Lion and the Lion Subsidiaries, taken as a whole, as currently conducted;

(v)               each Contract involving the settlement of any Proceeding or threatened Proceeding (or series of related Proceedings) (A) which (x) would reasonably be expected to involve payments after the date hereof in excess of $10,000,000 or (y) would reasonably be expected to impose or currently imposes material monitoring or reporting obligations to any other Person outside the ordinary course of business or material restrictions on Lion or any Lion Subsidiary (or, following the Merger Closing, New Topco or any of its Subsidiaries) or (B) which is material to Lion and the Lion Subsidiaries, taken as a whole, and with respect to which material conditions precedent to the settlement have not been satisfied as of the date hereof;

(vi)             each collective bargaining agreement or other similar Contract with any Labor Organization; and

(vii)          (A) each loan Contract, promissory note, letter of credit (to the extent drawn) and other evidence of indebtedness for borrowed money in excess of $10,000,000, (B) any mortgages, pledges and other evidences of Liens securing such obligations on any real or other property that is material to Lion and the Lion Subsidiaries, taken as a whole, and (C) any guarantees provided for the benefit of any Person (other than a Lion Subsidiary) that is material to Lion and the Lion Subsidiaries, taken as a whole, other than performance guarantees to any customer or supplier in the ordinary course of business.

(b)               Lion has made available to Anaconda prior to the date of this Agreement a true and complete copy (including all attachments, schedules and exhibits thereto) of each Lion Material Contract as in effect on the date of this Agreement. Except for breaches, violations or defaults which have not had and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, (i) each Lion Material Contract is in full force and effect and is a valid and binding Contract of Lion or its Subsidiaries, as applicable, and, to the knowledge of Lion, of each other party thereto, enforceable against Lion or such Subsidiary, as applicable, and, to the knowledge of Lion, each other party thereto, in accordance with its terms (except for any Lion Material Contract that expired in accordance with its terms or was otherwise amended, modified or terminated after the date of this Agreement in accordance with Section 5.1) and (ii) (x) neither Lion nor any of its Subsidiaries, nor (y) to the knowledge of Lion any other party to a Lion Material Contract, has (in the case of each of (x) or (y)) violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of, such Lion Material Contract, and neither Lion nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lion Material Contract.

Section 3.19.      Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, (a) all current, insurance policies (or replacements thereof) and Contracts of insurance of Lion and its Subsidiaries are in full force and effect and are valid and binding and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither Lion nor any of its Subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect.

Section 3.20.      Finders and Brokers. Neither Lion nor any Lion Subsidiary has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, except that Lion has engaged Gordon Dyal & Co. Advisory Group LP as Lion’s financial advisor, and a copy of the engagement letter between Lion and such financial advisor has previously been provided to Anaconda.

Section 3.21.      Anti-Corruption.

(a)               To the knowledge of Lion, neither Lion nor any Lion Subsidiary, nor any of their respective officers, directors, managers, employees or agents, representatives or other persons acting on their behalf, has, since January 1, 2021, in connection with the business of Lion or any Lion Subsidiary, (i) made any unlawful payment or given, offered, promised, authorized, or agreed to give, money or anything else of value, directly or indirectly, to any Government Official for the purpose of influencing any action or decision of the Government Official in his or her official capacity or inducing the Government Official to use his or her influence with any Governmental Entity to affect or influence any official act, or (ii) otherwise taken any action in violation of the FCPA or other applicable Bribery Legislation.

(b)               Except as would not be material to Lion and the Lion Subsidiaries, taken as a whole, neither Lion nor any Lion Subsidiary, nor any director, manager, employee or, to the knowledge of Lion, any agent, representative or other person acting on behalf of Lion or any Lion Subsidiary has, since January 1, 2021, been subject to any actual, pending, or, to Lion’s knowledge, threatened Proceedings, or made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Lion or any Lion Subsidiary of any Bribery Legislation.

(c)               Except as would not be material to Lion and the Lion Subsidiaries, taken as a whole, Lion and each Lion Subsidiary have maintained and currently maintain (i) books, records, and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Lion and each Lion Subsidiary, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Lion and each Lion Subsidiary are executed only in accordance with management’s general or specific authorization.

(d)               Lion and each Lion Subsidiary have instituted policies and procedures reasonably designed to ensure compliance in all material respects with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

Section 3.22.      Sanctions. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, to the knowledge of Lion, neither Lion nor any Lion Subsidiary, nor any director or manager, employee or agent of Lion or of any Lion Subsidiary, (a) is a Sanctioned Person, (b) has, since January 1, 2021, engaged in, or has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of Lion or any Lion Subsidiary, (c) has, since January 1, 2021, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of Lion, been the subject of an investigation or allegation of such a violation or sanctionable conduct, or (d) made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Lion or any Lion Subsidiary of any applicable Sanctions Law.

Section 3.23.      Export and Import Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, to the knowledge of Lion, none of Lion or any Lion Subsidiary, or any director, manager, employee or agent of Lion or any Lion Subsidiary have, since the Applicable Date, committed any violation of Ex-Im Laws, including requirements regarding the export, reexport, transfer or provision of any goods, software, technology, data or service within the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws and the valuation, classification, or duty treatment requirements of imported merchandise, the eligibility requirements of imported merchandise for favorable duty rates or other special treatment, country of origin marking requirements, antidumping and countervailing duties, and all other applicable U.S. import laws administered by U.S. Customs and Border Protection (or similar Laws of other jurisdictions in which Lion and the Lion Subsidiaries operate).

Section 3.24.      Mining Rights. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, the Lion Mining Rights, the Lion Easements and the Lion Water Rights (a) have been duly filed and registered with the respective registry, (b) have been validly granted to and registered in the name of Lion or a Lion Subsidiary, (c) are owned by Lion or a Lion Subsidiary with good and valid title thereto and (d) are in full force and effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, all fees and other amounts in respect thereof have been paid in full and neither Lion nor any Lion Subsidiary owes any payments to the surface landowners of the land covered by the Lion Easements and Lion or its Subsidiary has otherwise satisfied all current requirements under applicable Law relating to the granting and holding of mining easements. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect, no Person other than Lion or a Lion Subsidiary has any right, title or interest in, to or under the Lion Mining Rights, the Lion Easements or the Lion Water Rights and there are no adverse or competing claims in respect thereof or Liens thereon. Neither Lion nor any Lion Subsidiary has any exploration and exploitation concessions, mining rights, easements, rights of ways, servitudes or other similar interests other than the Lion Mining Rights, the Lion Easements and the Lion Water Rights.

Section 3.25.      Anaconda Share Ownership. None of Lion or any Lion Subsidiary directly or indirectly owns, beneficially or otherwise, any Anaconda Shares.

Section 3.26.      Investment Canada Act. As of the date of this Agreement and as of immediately prior to the Merger Closing, Lion is a trade agreement investor or a WTO investor under the Investment Canada Act.

Section 3.27.      Nemaska. As of the date of this Agreement, the equity interests in Nemaska owned by Lion or any Lion Subsidiary are set forth on Section 3.27 of the Lion Disclosure Letter, and are owned by Lion or such Lion Subsidiary free and clear of all Liens.

Section 3.28.      No Other RepresentationsSection 3.29.. Except for the representations and warranties contained in Article IV or in any certificates delivered by Anaconda in connection with the Scheme, Lion acknowledges that none of Anaconda or any of its Subsidiaries nor any of its or their Representatives makes, and Lion acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Anaconda or any of its Subsidiaries, or with respect to any other information (or the accuracy or completeness thereof) provided or made available to Lion in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Lion or to Lion’s Representatives in “data rooms” or management presentations related to the Transactions.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES
OF ANACONDA

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Lion by Anaconda at the time of entering into this Agreement (the “Anaconda Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Anaconda Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or as disclosed in an announcement by Anaconda (or Galaxy Resources Limited or Orocobre Limited) to ASX or TSX, a document lodged or filed by Anaconda (or Galaxy Resources Limited or Orocobre Limited) with ASIC or the Canadian Securities Commissions or a document lodged or filed with, or information available from, any register or site maintained by any Governmental Entity (other than an Argentinian Governmental Entity) regulating the activities and operations of Anaconda or any Anaconda Subsidiary since January 1, 2018 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any forward-looking disclosures set forth in any “principal risks” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature), Anaconda hereby represents and warrants to Lion and the New Topco Parties as follows (it being understood and agreed that any representations and warranties contained in this Article IV with respect to Naraha (other than those representations and warranties set forth in Section 4.26) shall be deemed to be made only to the extent of Anaconda’s knowledge with respect thereto, regardless of whether such representation or warranty expressly includes such a qualification):

Section 4.1.          Qualification, Organization, etc. Each of Anaconda and each Anaconda Subsidiary is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties, or conduct of its business, requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect. To the extent not publicly available, Anaconda has made available to Lion true and complete copies of the constitution of Anaconda as amended through and as in effect as of the date of this Agreement (the “Anaconda Governing Document”). The Anaconda Governing Document is in full force and effect and Anaconda is not in violation of the Anaconda Governing Document in any material respect.

Section 4.2.          Share Capital.

(a)               As of the close of business on May 8, 2023 in Brisbane, Queensland, Australia (such date and time, the “Anaconda Capitalization Date”), there were on issue 637,658,086 Anaconda Shares, of which 203,434 were held by the share plan trustee appointed under the Share Plan Trust Deed, and 3,978,071 Anaconda Performance Rights (in the case of performance-based Performance Rights, based upon the maximum number of Anaconda Shares issuable upon settlement of such performance-based Performance Rights), and no Anaconda Shares were held by Anaconda Subsidiaries. All of the outstanding Anaconda Shares are validly issued, fully paid and non-assessable. From the Anaconda Capitalization Date to the date of this Agreement,

Anaconda has not issued any Anaconda Shares except pursuant to the settlement of Anaconda Performance Rights outstanding as of the Anaconda Capitalization Date, in accordance with their terms. Except as set forth in this Section 4.2(a), as of the date of this Agreement, Anaconda has no shares or other equity interests on issue other than (i) the Anaconda Shares that were outstanding on the Anaconda Capitalization Date and (ii) Anaconda Performance Rights that have vested and become Anaconda Shares after the Anaconda Capitalization Date in accordance with their terms.

(b)               Except as set forth on Section 4.2(b) of the Anaconda Disclosure Letter, each of the outstanding shares of capital stock or other equity securities of each of the Anaconda Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and owned solely by Anaconda or by a direct or indirect wholly owned Anaconda Subsidiary, free and clear of all Liens.

(c)               Except as set forth in Section 4.2(a) and Section 4.2(c) of the Anaconda Disclosure Letter, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, puts, commitments, derivative instruments or rights of any kind that obligate Anaconda or any Anaconda Subsidiary to (i) issue, transfer or sell any shares in the capital or other equity interests of Anaconda or any Anaconda Subsidiary or securities convertible into, or exchangeable for, such shares or equity interests (in each case other than to Anaconda or a wholly owned Anaconda Subsidiary); (ii) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; or (iii) redeem or otherwise acquire any such shares in its capital or other equity interests.

(d)               Except as set forth on Section 4.2(d) of the Anaconda Disclosure Letter, neither Anaconda nor any Anaconda Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Anaconda Shareholders or any Anaconda Subsidiary on any matter.

(e)               There are no voting trusts or other agreements or understandings to which Anaconda or any Anaconda Subsidiary is a party with respect to the voting of the shares of capital stock or other equity interest of Anaconda or any Anaconda Subsidiary.

(f)                Section 4.2(f) of the Anaconda Disclosure Letter sets forth, as of the date of this Agreement (i) each Anaconda Subsidiary and the ownership interest of Anaconda in each Anaconda Subsidiary and (ii) any other Person in which Anaconda or any of the Anaconda Subsidiaries’ own capital stock or other equity interest.

(g)               Except as set forth in Section 4.2(a) and Section 4.2(g) of the Lion Disclosure Letter, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, puts, commitments, derivative instruments or rights of any kind that obligate Anaconda or any Anaconda Subsidiary to (i) provide a material capital contribution to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any other Person that is not an Anaconda Subsidiary; or (ii) make any payment to any Person the value of which is derived from, or calculated based on, the value of Anaconda Shares or any other Anaconda equity interests or any equity interests of any Anaconda Subsidiary.

Section 4.3.          Corporate Authority Relative to this Agreement; No Violation.

(a)               Anaconda has all requisite corporate power and authority to enter into this Agreement and, assuming all Conditions are satisfied (or waived, if permitted) to perform its obligations hereunder and to consummate the Transactions to which it is or is contemplated to be a party (in all cases, subject to the terms, conditions and intended operation of this Agreement, the Scheme and the Deed Poll). The execution, delivery and performance by Anaconda of this Agreement and the consummation of the Transactions have been duly and validly authorized, and, except as contemplated by this Agreement, no other corporate proceedings on the part of Anaconda or any Anaconda Subsidiary are necessary to authorize the consummation of the Transactions other than the Anaconda Shareholder Approval. As of the date of this Agreement, the Anaconda Board of Directors has unanimously adopted resolutions (i) declaring that this Agreement and the consummation of the Transactions are in the best interests of Anaconda and the Anaconda Shareholders (subject to no Anaconda Superior Proposal emerging and the Independent Expert concluding (and continuing to conclude) that the Scheme is in the best interest of the Anaconda Shareholders), (ii) approving this Agreement and the Transactions, (iii) authorizing the execution, delivery and performance of this Agreement on its terms, (iv) directing that, subject to this Agreement not having been terminated in accordance with its terms (including in connection with (x) an Anaconda Superior Proposal emerging or (y) the Independent Expert failing to conclude (or failing to continue to conclude) that the Scheme is in the best interest of the Anaconda Shareholders), the Scheme be submitted to the Court and submitted to a vote at the Scheme Meeting and (v) making the Anaconda Board Recommendation. Subject to the Enforceability Exceptions, this Agreement has been duly and validly executed and delivered by Anaconda and constitutes the valid and binding agreement of Anaconda, enforceable against Anaconda in accordance with its terms.

(b)               The execution, delivery and performance by Anaconda of this Agreement and the consummation by Anaconda of the Transactions require no action by or in respect of, or filing with, any Governmental Entity, other than (i) the approval of the Court of the Scheme and the filing of the Court Order with ASIC, (ii) the filings, consents, approvals, authorizations, clearances or other actions under the Antitrust Laws or the Investment Screening Laws applicable to the Transactions and the expiration or termination of any applicable waiting periods thereunder, (iii) the filing with ASIC and the Court of the Scheme Booklet and any amendments or supplements thereto, (iv) compliance with any applicable requirements of ASX, TSX, ASIC, the Canadian Securities Commissions and the Court, (v) compliance with any applicable requirements of the Jersey Financial Services Commission and (vi) any other actions or filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect.

(c)               The execution, delivery and performance by Anaconda of this Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Anaconda Governing Documents or the comparable governing instruments of any Anaconda Subsidiary, (ii) assuming that the consents, approvals and filings referred to in Section 4.3(b) are made and obtained and receipt of the Anaconda Shareholder

Approval, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (iii) assuming that the consents, approvals and filings referred to in Section 4.3(b) are made and obtained and receipt of the Anaconda Shareholder Approval, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Anaconda or any Anaconda Subsidiary is entitled under any provision of any Anaconda Material Contract or (iv) result in the creation or imposition of any Lien on any asset of Anaconda or any Anaconda Subsidiary other than any Anaconda Permitted Liens, with only such exceptions, in the case of each of clauses (ii) through (iv), as have not had and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect.

Section 4.4.          Reports and Financial Statements.

(a)               Anaconda and the Anaconda Subsidiaries have filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by them with or to ASIC since the Applicable Date (the forms, certifications, statements, reports and documents filed with or furnished to ASIC since the Applicable Date and those filed with or furnished to ASIC subsequent to the date of this Agreement, together with any exhibits and schedules thereto and any information incorporated by reference therein, in each case as amended since the date of their filing and prior to the date hereof, collectively, the “Anaconda ASIC Documents”). Each of the Anaconda ASIC Documents, at the time of its filing or being furnished complied or, if not yet filed or furnished, will at the time of being filed or furnished comply, in each case, in all material respects with the applicable requirements of the Australian Act and the applicable requirements of ASIC. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), except as would not be material to Anaconda and its Subsidiaries, taken as a whole, the Anaconda ASIC Documents did not, and each Anaconda ASIC Documents filed with or furnished to ASIC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date of this Agreement, to Anaconda’s knowledge, none of the Anaconda ASIC Documents is the subject of ongoing ASIC review, inquiry, investigation or challenge or the subject of outstanding or unresolved comments.

(b)               Each of the audited and unaudited consolidated financial statements included in or incorporated by reference into the Anaconda ASIC Documents (including the related notes and schedules) fairly presents or, in the case of the Anaconda ASIC Documents filed after the date of this Agreement, will fairly present, in each case, in all material respects, in conformity with IFRS applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Anaconda and the Anaconda Subsidiaries, as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to, in the case of any unaudited interim financial statements, normal and recurring year-end audit adjustments, that are not and will not be material in amount or effect).

(c)               Since the Applicable Date, Anaconda has complied in all material respects with its continuous disclosure obligations under ASX Listing Rule 3.1.

Section 4.5.          Internal Controls and Procedures. Anaconda has established and maintains disclosure controls and procedures and internal control over financial reporting sufficient to ensure that all material information required to be disclosed by Anaconda in the reports that it files or publishes under the rules and regulations of ASX and TSX is recorded, processed, summarized and reported within the time periods specified in the rules and forms of applicable Law (including the rules and regulations of ASX and TSX), and that all such material information is accumulated and communicated to Anaconda’s management as appropriate to allow timely decisions regarding required disclosure and to enable Anaconda’s management to make such reports. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, Anaconda, each Anaconda Subsidiary and each of their respective officers and directors in their capacities as such are in compliance with, and, since the Applicable Date, have complied with the applicable provisions of the requirements of ASX and TSX. Based on its evaluation of internal controls over financial reporting for the fiscal half year ending December 31, 2022, Anaconda’s management has disclosed to Anaconda’s auditors and the audit committee of the Anaconda Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Anaconda’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Anaconda’s internal control over financial reporting. Since the Applicable Date and prior to the date of this Agreement, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters or compliance with Law, including from any current or former employee of Anaconda or any Anaconda Subsidiary regarding questionable accounting, auditing or legal compliance matters have, to the knowledge of Anaconda, been received by Anaconda.

Section 4.6.          No Undisclosed Liabilities. There are no obligations or liabilities of Anaconda or any Anaconda Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, in each case other than (i) liabilities or obligations disclosed, reflected or reserved against in the consolidated balance sheet of Anaconda as of June 30, 2022, and the notes thereto set forth in Anaconda’s 2022 Annual Report for the fiscal year ended June 30, 2022, (ii) liabilities or obligations incurred in the ordinary course of business since June 30, 2022, (iii) liabilities or obligations arising out of this Agreement (and which do not arise out of a breach by Anaconda of any representation or warranty or covenant in this Agreement), or (iv) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect.

Section 4.7.          Compliance with Laws; Permits.

(a)               Anaconda and each Anaconda Subsidiary is, and since the Applicable Date has been, in compliance with and is not, and since the Applicable Date has not been, in default under, or in violation of, any Law or Order applicable to Anaconda, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect.

(b)               Anaconda and the Anaconda Subsidiaries are, and since the Applicable Date have been, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, registrations, concessions, approvals and orders of any Governmental Entity necessary for Anaconda and the Anaconda Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Anaconda Permits”), except where the failure to have any of the Anaconda Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect. All Anaconda Permits are in full force and effect, except where the failure to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect. Anaconda and each Anaconda Subsidiary is in compliance with all Anaconda Permits, except where the failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect.

(c)               Neither Anaconda nor any Anaconda Subsidiary is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement of or with any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect.

Section 4.8.          Environmental Laws. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect: (a) Anaconda and the Anaconda Subsidiaries are now, and have been since the Applicable Date, in compliance with all Environmental Laws and Environmental Permits; (b) neither Anaconda nor any Anaconda Subsidiary has treated, stored, handled, manufactured, generated, distributed, sold, disposed of or arranged for disposal of, transported, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance, in each case as would result in liability under any Environmental Law; (c) neither Anaconda nor any Anaconda Subsidiary has, since the Applicable Date (or earlier to the extent unresolved), received any notice alleging that Anaconda or any Anaconda Subsidiary may be in violation of or subject to liability, and there is no claim, Proceeding, demand, Lien, Order, investigation or information request current, pending or, to the knowledge of Anaconda, threatened against Anaconda or any Anaconda Subsidiary, under any Environmental Law or relating to any Hazardous Substances; and (d) neither Anaconda nor any Anaconda Subsidiary has assumed or provided an indemnity with respect to any current or pending obligation or liability of any other Person relating to Environmental Laws or any Hazardous Substances (excluding any indemnities included in Contracts entered into in the ordinary course of business that are not principally related to environmental liabilities).

Section 4.9.          Employee Benefit Plans.

(a)               Section 4.9(a) of the Anaconda Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each material Anaconda Benefit Plan. With respect to each material Anaconda Benefit Plan, Anaconda has made available to Lion true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, the current plan document, all amendments thereto and the most recent summary or a summary plan description provided to participants (or, in the case of an equity plan, to the ASX).

(b)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, (i) each of the Anaconda Benefit Plans has been established, funded, operated and administered in compliance with its terms and in accordance with applicable Laws; (ii) except as reflected in their terms, no Anaconda Benefit Plan provides benefits, including death or medical or other welfare benefits (whether or not insured), with respect to current or former employees or directors of Anaconda or any Anaconda Subsidiary (or their dependents or beneficiaries) beyond their retirement or other termination of service, other than coverage mandated by applicable Laws; and (iii) there are no current, pending, or to the knowledge of Anaconda, threatened Proceedings (other than routine claims for benefits) with respect to any of the Anaconda Benefit Plans.

(c)               Other than as expressly contemplated by this Agreement, neither the execution or delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event, including a termination of employment, forgiveness of indebtedness or otherwise) could (i) materially increase any benefits or compensation otherwise payable under any Anaconda Benefit Plan or (ii) result in any material acceleration of the time of payment, funding or vesting of, or result in the forfeiture of, any compensation or benefits under the Anaconda Benefit Plan.

(d)               Anaconda is not a party to nor does it have any obligation under any Anaconda Benefit Plan to “gross up,” “indemnify,” or compensate any person for excise Taxes payable pursuant to any applicable Law.

Section 4.10.      Absence of Certain Changes or Events.

(a)               Since June 30, 2022, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect.

(b)               To the extent not publicly disclosed, since June 30, 2022 through the date of this Agreement, the business of Anaconda and the Anaconda Subsidiaries has been conducted, in all material respects, in the ordinary course of business.

Section 4.11.      Investigation; Litigation. There are no Proceedings current, pending or, to the knowledge of Anaconda, threatened against Anaconda or any Anaconda Subsidiary, except for those that have not been, and would not reasonably be expected to be, individually or in the aggregate, material to Anaconda and the Anaconda Subsidiaries, taken as a whole.

Section 4.12.      Tax Matters.

(a)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect:

(i)                 all Tax Returns that are required to be filed by or with respect to Anaconda or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii)              Anaconda and its Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party (in each case, whether or not shown on any Tax Return), other than Taxes that are being contested by Anaconda or any of its Subsidiaries in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS on the consolidated financial statements of Anaconda and its Subsidiaries included in the Anaconda ASIC Documents and the forms, certifications, statements, reports and documents filed with or furnished to the Canadian Securities Commissions by Anaconda and its Subsidiaries since the Applicable Date and those filed with or furnished to the Canadian Securities Commissions by Anaconda and its Subsidiaries subsequent to the date of this Agreement, together with any exhibits and schedules thereto and any information incorporated by reference therein, in each case as amended since the date of their filing and prior to the date hereof (collectively, the “Anaconda Canadian Securities Commissions Documents” and, together with the Anaconda ASIC Documents, the “Anaconda Disclosure Documents”);

(iii)            there is no current, pending or threatened in writing Proceeding with a Governmental Entity with respect to any Taxes of Anaconda or any of its Subsidiaries;

(iv)             neither Anaconda nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency;

(v)               in the past two years, neither Anaconda nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 as relates to Section 355 (or any similar provisions of state, local or non-U.S. Law);

(vi)             no claim has been made in writing by a Governmental Entity in a jurisdiction where any of Anaconda or its Subsidiaries does not file Tax Returns that such Person is or may be required to filed Tax Returns in, or subject to taxation by, that jurisdiction;

(vii)          other than where such item arises or election or change is made in the ordinary course of business, neither Anaconda nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Scheme Effective Date as a result of (A) any “closing agreement,” as described in Section 7121 of the Code (or any directly equivalent provision of state, local or non-U.S. Law) entered into on or prior to the Scheme Effective Date, (B) any “domestic use election” (or directly equivalent election under state, local or non-U.S. Law) or (C) a change in the method of accounting for a period ending prior to or including the Scheme Effective Date;

(viii)        none of Anaconda or any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than (i) any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes or (ii) agreements or arrangements exclusively between or among Anaconda and its wholly owned Subsidiaries) or has any liability for Taxes of any Person (other than Anaconda or any of its wholly owned Subsidiaries) by reason of Contract, assumption, operation of Law, Treasury Regulations Section 1.1502-6 (or any directly equivalent provision of state, local or non-U.S. Law), transferee or successor liability, or otherwise;

(ix)             there are no Liens for Taxes upon any property or assets of Anaconda or any of its Subsidiaries, except for the Lion Permitted Liens; and

(x)               neither Anaconda nor any of its Subsidiaries has participated in any arrangement that would be subject to the Australian general anti-avoidance provisions or other directly equivalent provisions under U.S. federal, state or local law or non-U.S. law.

(b)               Neither Anaconda nor any of its Subsidiaries has taken or agreed to take any action or knows of any facts or circumstances that could reasonably be expected to (i) prevent the Merger and the Scheme from qualifying for the Intended Tax Treatment or (ii) cause New Topco to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation pursuant to Section 7874 of the Code and the Treasury Regulations promulgated thereunder, in each case, as a result of the Transactions.

(c)               Notwithstanding any other provision in this Agreement, the representations and warranties contained in this Section 4.12 and, to the extent relating to Taxes, Section 4.9 and Section 4.13 are the only representations and warranties being made by Anaconda and the Anaconda Subsidiaries with respect to Taxes.

Section 4.13.      Labor Matters.

(a)               Anaconda and the Anaconda Subsidiaries are, and since the Applicable Date, have been, in compliance with all applicable Laws respecting labor, employment and employment practices, including those relating to terms and conditions of employment, wages and hours, occupational safety and health, immigration, employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, redundancies, mass layoffs, plant closures, affirmative action, workers’ compensation, labor relations, employee leaves of absence, worker and employee classification, payment and withholding of employment-related Taxes, and unemployment insurance, except where any such failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, since the Applicable Date: (i) Anaconda and its Subsidiaries have fully and timely paid all wages, salaries, prevailing wages, commissions, bonuses, fees, and other compensation which have come due and payable to their current and former employees and independent contractors under applicable Law, contract, or company policy; and (ii) each individual who has provided services to Anaconda or its Subsidiaries was properly classified and treated as an independent contractor, consultant, or other service provider for all applicable purposes.

(b)               (i) Neither Anaconda nor any of its Subsidiaries is party to or bound by any collective bargaining agreement or other Contract with any Labor Organization and (ii) no employee of Anaconda or any of its Subsidiaries is represented by a Labor Organization with respect to such employment.

(c)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect: (i) there is no unfair labor practice charge current, pending or, to the knowledge of Anaconda, threatened against Anaconda or any of its Subsidiaries, (ii) neither Anaconda nor any Anaconda Subsidiary is subject to an actual, pending or, to the knowledge of Anaconda, threatened, labor dispute, strike, slowdown, walkout or work stoppage, nor has Anaconda or any of its Subsidiaries experienced any such labor dispute, strike, slowdown, walkout or work stoppage since the Applicable Date, (iii) to the knowledge of Anaconda, there are, and since the Applicable Date have been no organizational campaigns, petitions or other activities or proceedings of any Labor Organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Anaconda or any of its Subsidiaries or to compel Anaconda or any of its Subsidiaries to bargain with any such Labor Organization, and (iv) to the knowledge of Anaconda, there are, and since the Applicable Date have been, no actual or threatened organizational efforts with respect to the formation of a collective bargaining unit or Labor Organization decertification activities involving employees of Anaconda or any of its Subsidiaries.

Section 4.14.      Intellectual Property.

(a)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect: (i) Anaconda or an Anaconda Subsidiary owns or otherwise possesses a valid and legally enforceable right to use all Intellectual Property used in or necessary for their respective businesses as currently conducted, free and clear of all Liens; (ii) there are no current, pending or, to the knowledge of Anaconda, threatened claims, actions or Proceedings against Anaconda or any Anaconda Subsidiary by any Person (x) alleging infringement, misappropriation or other violations by Anaconda or any Anaconda Subsidiary of any third party’s Intellectual Property or (y) challenging the ownership, validity or enforceability of any Intellectual Property owned by Anaconda or any Anaconda Subsidiary; (iii) the conduct of the businesses of Anaconda and the Anaconda Subsidiaries has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any third party’s Intellectual Property; (iv) to the knowledge of Anaconda, no third party has infringed, misappropriated or violated or is infringing, misappropriating or violating any Intellectual Property owned by Anaconda or any Anaconda Subsidiary; (v) the Intellectual Property owned by Anaconda or any of its Subsidiaries is not subject to any outstanding settlement or Order restricting the use, registration, ownership or disposition thereof; (vi) Anaconda and the Anaconda Subsidiaries have taken commercially reasonable efforts to maintain and protect all Intellectual Property owned by Anaconda or any Anaconda Subsidiary and the integrity and security of Anaconda’s and the Anaconda Subsidiaries’ information technology systems, including data stored or contained therein, and there has been no breach of or other unauthorized access to such systems or any theft or loss of any confidential information or Personal Information held by Anaconda or any Anaconda Subsidiary; and (vii) neither Anaconda nor any Anaconda Subsidiary is bound by any Contract that, upon consummation of the Transactions, will cause or require Lion or Anaconda or any of their Subsidiaries (other than Anaconda or any of its Subsidiaries, to the extent so bound prior to the Scheme Effective Date) to grant, or cause to be granted, to any third party any right to or with respect to any Intellectual Property owned by any of them prior to the Scheme Effective Date.

(b)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, the businesses of Anaconda and each Anaconda Subsidiary are being conducted in compliance with all applicable Laws pertaining to privacy, data protection and information security.

(c)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, the IT Assets owned, used, or held for use by Anaconda or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Anaconda and its Subsidiaries, (ii) since the Applicable Date, have not malfunctioned or failed and (iii) to the knowledge of Anaconda, are free from any malicious code.

(d)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect (i) Anaconda and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Anaconda or its Subsidiaries, and (ii) to the knowledge of Anaconda, there has been no unauthorized access to or unauthorized use of any IT Assets, confidential information, Personal Information or trade secrets owned or held for use by Anaconda or its Subsidiaries.

Section 4.15.      Real Property.

(a)               With respect to the real property owned by Anaconda or any Anaconda Subsidiary (such property collectively, the “Anaconda Owned Real Property”), except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, either Anaconda or an Anaconda Subsidiary has good and marketable fee simple title to such Anaconda Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable (or that may thereafter be paid without penalty) or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS on the consolidated financial statements of Anaconda and the Anaconda Subsidiaries included in the Anaconda Disclosure Documents; (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business for amounts which are not overdue for a period of more than 90 days and for which adequate reserves have been established in accordance with IFRS on the consolidated financial statements of Anaconda and the Anaconda Subsidiaries included in the Anaconda Disclosure Documents; (iii) which is disclosed on the most recent (as of the date hereof) consolidated balance sheet of Anaconda included in the Anaconda Disclosure Documents filed with ASIC prior to the date of this Agreement or notes thereto or securing Indebtedness reflected on such balance sheet; (iv) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Anaconda included in the Anaconda Disclosure Documents filed with ASIC prior to the date of this Agreement; (v) that is an easement, covenant, condition or restriction of record or Lien as to which no material violation or encroachment exists or, if such violation or encroachment exists, as to which the cure of such violation or encroachment would not materially interfere with the conduct of the business of Anaconda or any of the Anaconda Subsidiaries; (vi) that is a zoning or other governmentally established Lien as to which no material violation exists or, if such violation exists, as to which the cure of such violation would not materially interfere with the conduct of the business of Anaconda or any of the Anaconda Subsidiaries; (vii) that is a railroad trackage agreement, utility, slope or drainage easement, right-of-way easement or lease regarding any sign as to which no material violation or encroachment exists or, if such violation or encroachment exists, as to which the cure of such violation or encroachment would not materially interfere with the conduct of the business of Anaconda or any of the Anaconda Subsidiaries; (viii) that is an imperfection of title or license, if any, that does not materially impair the use or operation of any real property to which it relates in the conduct of the business of Anaconda or any of the Anaconda Subsidiaries; (ix) affecting the underlying fee interest of any Anaconda Leased Real Property; or (x) set forth in Section 4.15(a) of the Anaconda Disclosure Letter (any such Lien described in any of clauses (i) through (x), a “Anaconda Permitted Lien”). Neither Anaconda nor any of the Anaconda Subsidiaries has received notice of any current or pending, and to the knowledge of Anaconda there is no threatened, condemnation proceeding with respect to any Anaconda Owned Real Property, except proceedings which have not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Anaconda Owned Real Property or any portion thereof or interest therein, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect.

(b)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, (i) each material lease, sublease and other agreement under which Anaconda or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Anaconda Leased Real Property”), is valid, binding and in full force and effect, subject to the Enforceability Exceptions and (ii) no uncured default of a material nature on the part of Anaconda or, if applicable, its Subsidiary or, to the knowledge of Anaconda, the landlord thereunder exists with respect to any Anaconda Leased Real Property and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, Anaconda and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Anaconda Leased Real Property, free and clear of all Liens, except for Anaconda Permitted Liens.

(c)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Anaconda Owned Real Property and the Anaconda Leased Real Property are in good condition and repair and sufficient for the operation of the business conducted thereon.

Section 4.16.      Required Vote; Takeover Provisions.

(a)               The Anaconda Shareholder Approval is the only vote of holders of securities of Anaconda required to approve the Scheme and to consummate the Transactions.

(b)               Assuming the accuracy of the representations and warranties in Section 3.25, no anti-takeover provision in the Anaconda Governing Documents is applicable to the Transactions.

Section 4.17.      Material Contracts.

(a)               Section 4.17 of the Anaconda Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.17(a) under which Anaconda or any Anaconda Subsidiary is bound or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 4.17(a), in each case whether entered into before, on or after the date of this Agreement, being referred to herein as the “Anaconda Material Contracts”):

(i)                 (A) any material joint venture, partnership or other similar Contract and (B) any shareholders, investors rights, registration rights or similar agreement or arrangement relating to Anaconda or any Anaconda Subsidiary;

(ii)              each Contract relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which Anaconda or any of its Subsidiaries has or could reasonably be expected to have material continuing rights or obligations following the date of this Agreement, including pursuant to any “earn-out” or indemnity;

(iii)            each Contract under which Anaconda or any Anaconda Subsidiary (x) is granted any license or other right with respect to any Intellectual Property of a third party (excluding licenses to off-the-shelf software), or (y) has granted to a third party any license or other right with respect to any Intellectual Property (excluding non-exclusive licenses granted in the ordinary course of business) and, in each of (x) and (y), which such Contract or Intellectual Property is material to Anaconda and the Anaconda Subsidiaries, taken as a whole;

(iv)             each Contract that limits the freedom of Anaconda or any Anaconda Subsidiary to compete in any line of business or geographic region (including any Contract that requires Anaconda or any Anaconda Subsidiary to work exclusively with any Person in any line of business or geographic region, or which by its terms would so limit the freedom of New Topco or its Subsidiaries after the Effective Time), or with any Person, or otherwise restricts the research, development, extraction, manufacture, marketing, distribution or sale of any product by Anaconda and the Anaconda Subsidiaries, in each case, in a manner that is material to the business of Anaconda and the Anaconda Subsidiaries, taken as a whole, as currently conducted;

(v)               each Contract involving the settlement of any Proceeding or threatened Proceeding (or series of related Proceedings) (A) which (x) would reasonably be expected to involve payments after the date hereof in excess of $10,000,000 or (y) would reasonably be expected to impose or currently imposes material monitoring or reporting obligations to any other Person outside the ordinary course of business or material restrictions on Anaconda or any Anaconda Subsidiary (or, following the Merger Closing, New Topco or any of its Subsidiaries) or (B) which is material to Anaconda and the Anaconda

Subsidiaries, taken as a whole, and with respect to which material conditions precedent to the settlement have not been satisfied as of the date hereof;

(vi)             each collective bargaining agreement or other similar Contract with any Labor Organization; and

(vii)          (A) each loan Contract, promissory note, letter of credit (to the extent drawn) and other evidence of indebtedness for borrowed money in excess of $10,000,000, (B) any mortgages, pledges and other evidences of Liens securing such obligations on any real or other property that is material to Anaconda and the Anaconda Subsidiaries, taken as a whole, and (C) any guarantees provided for the benefit of any Person (other than an Anaconda Subsidiary) that is material to Anaconda and the Anaconda Subsidiaries, taken as a whole, other than performance guarantees to any customer or supplier in the ordinary course of business.

(b)               Anaconda has made available to Lion prior to the date of this Agreement a true and complete copy (including all attachments, schedules and exhibits thereto) of each Anaconda Material Contract as in effect on the date of this Agreement. Except for breaches, violations or defaults which have not had and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, (i) each Anaconda Material Contract is in full force and effect and is a valid and binding Contract of Anaconda or its Subsidiaries, as applicable, and, to the knowledge of Anaconda, of each other party thereto, enforceable against Anaconda or such Subsidiary, as applicable, and, to the knowledge of Anaconda, each other party thereto, in accordance with its terms (except for any Anaconda Material Contract that expired in accordance with its terms or was otherwise amended, modified or terminated after the date of this Agreement in accordance with Section 5.2) and (ii) (x) neither Anaconda nor any of its Subsidiaries, nor (y) to the knowledge of Anaconda any other party to an Anaconda Material Contract, has (in the case of each of (x) or (y)) violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of, such Anaconda Material Contract, and neither Anaconda nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Anaconda Material Contract.

Section 4.18.      Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, (a) all current, insurance policies (or replacements thereof) and Contracts of insurance of Anaconda and its Subsidiaries are in full force and effect and are valid and binding and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither Anaconda nor any of its Subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect.

Section 4.19.      Finders and Brokers. Neither Anaconda nor any Anaconda Subsidiary has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, except that Anaconda has engaged UBS Securities Australia Limited and Morgan Stanley & Co. LLC as Anaconda’s financial advisors, and copies of the engagement letters between Anaconda and such financial advisors have previously been provided to Lion.

Section 4.20.      Anti-Corruption.

(a)               To the knowledge of Anaconda, neither Anaconda nor any Anaconda Subsidiary, nor any of their respective officers, directors, managers, employees or agents, representatives or other persons acting on their behalf, has, since January 1, 2021, in connection with the business of Anaconda or any Anaconda Subsidiary, (i) made any unlawful payment or given, offered, promised, authorized, or agreed to give, money or anything else of value, directly or indirectly, to any Government Official, for the purpose of influencing any action or decision of the Government Official in his or her official capacity or inducing the Government Official to use his or her influence with any Governmental Entity to affect or influence any official act, or (ii) otherwise taken any action in violation of the FCPA or any other applicable Bribery Legislation.

(b)               Except as would not be material to Anaconda and the Anaconda Subsidiaries, taken as a whole, neither Anaconda nor any Anaconda Subsidiary, nor any director, manager, employee or, to the knowledge of Anaconda, any agent, representative or other person acting on behalf of Anaconda or any Anaconda Subsidiary has, since January 1, 2021, been subject to any actual, pending, or, to Anaconda’s knowledge, threatened Proceedings, or made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Anaconda or any Anaconda Subsidiary of any Bribery Legislation.

(c)               Except as would not be material to Anaconda and the Anaconda Subsidiaries, taken as a whole, Anaconda and each Anaconda Subsidiary have maintained and currently maintain (i) books, records, and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Anaconda and each Anaconda Subsidiary, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Anaconda and each Anaconda Subsidiary are executed only in accordance with management’s general or specific authorization.

(d)               Anaconda and each Anaconda Subsidiary have instituted policies and procedures reasonably designed to ensure compliance in all material respects with applicable Bribery Legislation and maintain such policies and procedures in force.

Section 4.21.      Sanctions. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, to the knowledge of Anaconda, neither Anaconda nor any Anaconda Subsidiary, nor any director, manager, employee or agent of Anaconda or of any Anaconda Subsidiary, (a) is a Sanctioned Person, (b) has, since January 1, 2021, engaged in, or has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of Anaconda or any Anaconda Subsidiary, (c) has, since January 1, 2021, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of Anaconda, been the subject of an investigation or allegation of such a violation or sanctionable conduct, or (d) made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Anaconda or any Anaconda Subsidiary of any applicable Sanctions Law.

Section 4.22.      Export and Import Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, to the knowledge of Anaconda, none of Anaconda or any Anaconda Subsidiary, or any director, manager, employee or agent of Anaconda or any Anaconda Subsidiary have, since the Applicable Date, committed any violation of Ex-Im Laws, including requirements regarding the export, reexport, transfer or provision of any goods, software, technology, data or service within the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws and the valuation, classification, or duty treatment requirements of imported merchandise, the eligibility requirements of imported merchandise for favorable duty rates or other special treatment, country of origin marking requirements, antidumping and countervailing duties, and all other applicable U.S. import laws administered by U.S. Customs and Border Protection (or similar Laws of other jurisdictions in which Anaconda and the Anaconda Subsidiaries operate).

Section 4.23.      Mining Rights. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, the Anaconda Mining Rights, the Anaconda Easements and the Anaconda Water Rights (a) have been duly filed and registered with the respective registry, (b) have been granted to and registered in the name of Anaconda or an Anaconda Subsidiary, (c) are owned by Anaconda or an Anaconda Subsidiary with good and valid title thereto and (d) are in full force and effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, all fees and other amounts in respect thereof have been paid in full and neither Anaconda nor any Anaconda Subsidiary owes any payments to the surface landowners of the land covered by the Anaconda Easements and Anaconda or its Subsidiary has otherwise satisfied all current requirements under applicable Law relating to the granting and holding of mining easements. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Anaconda Material Adverse Effect, no Person other than Anaconda or an Anaconda Subsidiary has any right, title or interest in, to or under the Anaconda Mining Rights, the Anaconda Easements or the Anaconda Water Rights and there are no adverse or competing claims in respect thereof or Liens thereon. Neither Anaconda nor any Anaconda Subsidiary has any exploration and exploitation concessions, mining rights, easements, rights of ways, servitudes or other similar interests other than the Anaconda Mining Rights, the Anaconda Easements and the Anaconda Water Rights.Section 4.24.Lion Share Ownership. None of Anaconda or any Anaconda Subsidiary directly or indirectly owns, beneficially or otherwise, any Lion Shares.

Section 4.25.      Investment Canada Act. As of the date of this Agreement and as of immediately prior to the Scheme Effectiveness, Anaconda is a trade agreement investor or a WTO investor under the Investment Canada Act.

Section 4.26.      Naraha. As of the date of this Agreement, the equity interests in Naraha owned by Anaconda or any Anaconda Subsidiary are set forth on Section 4.26 of the Anaconda Disclosure Letter, and are owned by Anaconda or such Anaconda Subsidiary free and clear of all Liens.

Section 4.27.      No Other Representations. Except for the representations and warranties contained in Article III or in any certificates delivered by Lion or New Topco in connection with the Scheme, Anaconda acknowledges that neither Lion nor any of its Subsidiaries nor any Representative of Lion makes, and Anaconda acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Lion or any of its Subsidiaries or with respect to any other information (or the accuracy or completeness thereof) provided or made available to them in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Anaconda or its Representatives in “data rooms” or management presentations related to the Transactions.

ARTICLE V.
COVENANTS RELATING TO CONDUCT
OF BUSINESS PENDING THE CLOSING

Section 5.1.          Conduct of Business by Lion Pending the Effective Time.

(a)               Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (w) as set forth in Section 5.1 of the Lion Disclosure Letter, (x) as expressly contemplated, required or expressly permitted by this Agreement, (y) as required by applicable Law or (z) as consented to in writing by Anaconda (which consent shall not be unreasonably withheld, delayed or conditioned, it being understood and agreed in the case of this clause (z) that (1) subject to the requirements of Section 9.5 and clause (2) below, Lion shall only be required to seek consent from Anaconda in any form in writing (including email) deemed sufficient by Lion, (2) Lion shall submit such consent to each of Martín Pérez de Solay and Rick Anthon, or any such other persons identified in writing by Anaconda and delivered to Lion from time to time in accordance with the terms of Section 9.5 (each, the “Anaconda Representative”), any of whom shall have the authority on behalf of Anaconda to approve or reject such request and (3) if an Anaconda Representative does not approve or reject such request within five Business Days of Lion’s submission of such request, such consent shall be deemed given by Anaconda), each of Lion and the New Topco Parties shall, and Lion shall cause each Lion Subsidiary (other than Nemaska) to, conduct its business in the ordinary course of business, including by using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with Governmental Entities and with customers, suppliers and other Persons with whom it and they have material business relations.

(b)               Without limiting the generality and in furtherance of the foregoing, between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (w) as set forth in Section 5.1 of the Lion Disclosure Letter, (x) as expressly contemplated, required or expressly permitted by this Agreement, (y) as required by applicable Law or (z) as consented to in writing by Anaconda (which consent shall not be unreasonably withheld, delayed or conditioned, it being understood and agreed in the case of this clause (z) that (1) subject to the requirements of Section 9.5 and clause (2) below, Lion shall only be required to seek consent from Anaconda in any form in writing (including email) deemed sufficient by Lion, (2) Lion shall submit such consent to the Anaconda Representatives, any of whom shall have the authority on behalf of Anaconda to approve or reject such request and (3) if an Anaconda Representative does not approve or reject such request within five Business Days of Lion’s submission of such request, such consent shall be deemed given by Anaconda),

Lion and the New Topco Parties shall not, and Lion shall cause each Lion Subsidiary (other than Nemaska) not to:

(i)                 (A) amend the Lion Governing Documents or the governing documents of any Lion Subsidiary, (B) split, combine, subdivide, reduce or reclassify any of its issued or unissued capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests, except as permitted by Section 5.1(b)(iii) or for any such transaction by a Lion Subsidiary which remains a Lion Subsidiary after consummation of such transaction, (C) declare, determine to be paid, set aside, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests, except for any dividends or distributions paid by a direct or indirect Lion Subsidiary to another direct or indirect Lion Subsidiary or to Lion, (D) enter into any agreement with respect to the voting of its capital stock or other equity interests, or (E) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (other than (1) pursuant to the vesting of, exercise (whether cashless or not), forfeiture of, or withholding of Taxes with respect to, Lion Equity Awards, in each case in accordance with past practice and as required or permitted by the terms of the Lion Equity Plan as in effect on the date of this Agreement (or as modified after the date of this Agreement in accordance with the terms of this Agreement) or (2) purchases, repurchases, redemptions or other acquisitions of capital stock or other equity interests of any Lion Subsidiary by Lion or any other Lion Subsidiary);

(ii)              authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (excluding any transactions, mergers or consolidations between Lion Subsidiaries or transfers of interests of Lion Subsidiaries to Lion or other Lion Subsidiaries, or liquidation or dissolution of a Lion Subsidiary);

(iii)            except as required by the terms and conditions of any Lion Benefit Plan in effect on the date of this Agreement (including when the Lion Board of Directors is affirmatively required to exercise discretion thereunder, provided that the Lion Board of Directors is acting reasonably), (A) grant any long-term incentive awards (including Lion Equity Awards), other than in the ordinary course of business, (B) materially amend or modify any Lion Benefit Plan or establish any new material Lion Benefit Plan (including any plan, program or arrangement that would be a Lion Benefit Plan if it were in existence immediately before the date of this Agreement), other than to renew Lion’s health care insurance program in the ordinary course of business, (C) modify or increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors, other than in the ordinary course of business (including, for the avoidance of doubt, any such increases made in response to inflation or to align with existing market rates), (D) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than (1) as part of Lion’s fiscal year 2023 annual compensation program, (2) as part of Lion’s fiscal year 2024 annual compensation program (in the case of clauses (1) and (2), consistent with past practice) or

(3) otherwise in the ordinary course of business, (E) establish, adopt, enter into, amend or terminate any collective bargaining agreement or other Contract with any Labor Organization, (F) except as contemplated by Section 2.9, take any action to accelerate the vesting, payment or funding of any payment or benefit payable or to become payable to any of its directors, officers, employees or individual independent contractors, (G) terminate the employment of any Lion Senior Officer, other than for cause, (H) hire any officer, employee or individual independent contractor having total target annual cash compensation of more than $300,000, or any Lion Senior Officer, other than to fill open positions or positions that become open, to complete hirings that are already in progress as of the date hereof or to fill new roles that have been duly budgeted and approved, or (I) implement or announce any employee layoffs (other than for cause or in the ordinary course of business) or location closings (other than any consolidation of existing corporate offices within the United States in a manner which does not require any terminations except for cause);

(iv)             make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC rules;

(v)               authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of any business or investments in third parties (excluding any capital expenditures, which are the subject of Section 5.1(b)(xiii)), whether by merger, consolidation, purchase of property or assets, joint venture, licenses or otherwise, except for such transactions for consideration (including assumption of liabilities) that does not exceed (when taken together with all other such transactions) $10,000,000 in the aggregate (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition);

(vi)             enter into any new material line of business other than any line of business that is reasonably ancillary to or a reasonably foreseeable extension of any line of business engaged in by Lion as of the date of this Agreement;

(vii)          issue, deliver, grant, sell, transfer, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, transfer, pledge, disposition or encumbrance of, any shares of capital stock, voting securities or other equity interests in Lion or any Lion Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interests, or any rights, warrants or options to acquire any such shares of its capital stock, voting securities or equity interests or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Lion Equity Award under any existing Lion Equity Plan, other than (A) as otherwise required by the terms and conditions of any Lion Equity Award as in effect on the date hereof (including when the Lion Board of Directors is affirmatively required to exercise discretion thereunder, provided that the Lion Board of Directors is acting reasonably)) or issued after the date hereof in accordance with the terms of this Agreement, (B) issuances of Lion Shares in respect of the settlement of Lion Equity Awards outstanding on the date hereof and in accordance with their respective terms as in effect on the date hereof, (C) as permitted by Section 5.1(b)(iii) or (D) issuances of securities to Lion by a Lion Subsidiary or between Lion Subsidiaries;

(viii)        create, incur, assume or otherwise become liable with respect to any Indebtedness (whether evidenced by a note or other instrument, pursuant to an issuance of debt securities, financing lease, sale-leaseback transaction or otherwise), other than (A) Indebtedness solely between Lion and a Lion Subsidiary or between Lion Subsidiaries in the ordinary course of business, (B) borrowings by Lion or any Lion Subsidiary in the ordinary course of business under the Lion Credit Agreement and guarantees of such borrowings issued by the Lion Subsidiaries to the extent required under the terms of the Lion Credit Agreement as in effect on the date hereof, (C) in connection with any existing project financing or future project financing publicly disclosed by Lion prior to the date hereof and (D) in connection with letters of credit issued or hedging arrangements entered into in the ordinary course of business;

(ix)             make any loans, advances or capital contributions to, or investments in, any other Person (other than Lion (in the case of loans and advances) or any Lion Subsidiary), in each case, other than in the ordinary course of business or as otherwise permitted pursuant to Section 5.1(b)(v);

(x)               sell, lease, license, transfer, exchange, swap, let lapse, cancel, pledge, abandon or otherwise dispose of, or subject to any Lien (other than any Lion Permitted Lien), any properties or assets (including Intellectual Property but excluding its own equity interests), except (A) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred pursuant to Section 5.1(b)(viii), (B) sales of inventory or products produced in the ordinary course of business, or dispositions of obsolete or worthless equipment, in the ordinary course of business, (C) non-exclusive licenses of Intellectual Property in the ordinary course of business, (D) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds (when taken together with all other such transactions) $5,000,000 in the aggregate (valuing any non-cash consideration at its fair market value as of the date of the agreement for such transaction), and (E) for transactions among Lion and its Lion Subsidiaries or among Lion Subsidiaries;

(xi)             without limiting Section 6.8, settle, or offer or propose to settle, any Proceeding involving or against Lion or any Lion Subsidiary, other than (A) ordinary course disputes with vendors, customers or employees in which no litigation or arbitration commences and (B) settlements or compromises of any Proceeding where (1) the amount paid in an individual settlement or compromise by Lion (and not including any amount paid by Lion’s third-party insurance carriers or third parties) does not exceed the amount set forth in Section 5.1(b)(xi) of the Lion Disclosure Letter and (2) there is no material non-monetary relief;

(xii)          (A) make or change any material Tax election or change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, (B) settle or compromise any audit or Proceeding relating to Taxes that involves a material amount of

Taxes or (C) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any material Tax;

(xiii)        make or commit to any new capital expenditure, other than (A) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident or (B) in the ordinary course of business or (C) an amount, in the aggregate, not in excess of 110% of the capital expenditure amount for the twelve-month period following the date of this Agreement set forth in Section 5.1(b)(xiii) of the Lion Disclosure Letter;

(xiv)         except in the ordinary course of business or with respect to matters that are expressly permitted by the other provisions of this Section 5.1(b), (A) enter into any Contract that would, if entered into prior to the date hereof, be a Lion Material Contract, or (B) modify, amend or terminate any Lion Material Contract or waive, release or assign any material rights, benefits or claims thereunder;

(xv)           terminate, revoke, amend or otherwise modify the Joinder Agreements or any other Contract with New Topco, a Subsidiary of New Topco, Irish IntermediateCo or U.S. Merger Sub or any equityholder, director or officer thereof in such equityholder’s, director’s or officer’s capacity as such; or

(xvi)         agree, resolve or commit, in writing or otherwise, to do any of the foregoing.

(c)               Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (w) as set forth in Section 5.1 of the Lion Disclosure Letter, (x) as expressly contemplated, required or expressly permitted by this Agreement, (y) as required by applicable Law or (z) as consented to in writing by Anaconda (which consent shall not be unreasonably withheld, delayed or conditioned, it being understood and agreed in the case of this clause (z) that (1) subject to the requirements of Section 9.5 and clause (2) below, Lion shall only be required to seek consent from Anaconda in any form in writing (including email) deemed sufficient by Lion, (2) Lion shall submit such consent to the Anaconda Representatives, any of whom shall have the authority on behalf of Anaconda to approve or reject such request and (3) if an Anaconda Representative does not approve or reject such request within five Business Days of Lion’s submission of such request, such consent shall be deemed given by Anaconda), Lion shall use its commercially reasonable efforts to cause Nemaska to conduct its business in the ordinary course of business to the extent it is in a position of control with respect thereto.

(d)               Without in any way limiting any party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give Anaconda, directly or indirectly, the right to control or direct the operations of Lion prior to the Effective Time. Prior to the Effective Time, Lion shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2.          Conduct of Business by Anaconda Pending the Effective Time.

(a)               Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (w) as set forth in Section 5.2 of the Anaconda Disclosure Letter, (x) as expressly contemplated, required or expressly permitted by this Agreement, (y) as required by applicable Law or (z) as consented to in writing by Lion (which consent shall not be unreasonably withheld, delayed or conditioned, it being understood and agreed in the case of this clause (z) that (1) subject to the requirements of Section 9.5 and clause (2) below, Anaconda shall only be required to seek consent from Lion in any form in writing (including email) deemed sufficient by Anaconda and (2) Anaconda shall submit such consent to Gilberto Antoniazzi, Barbara Fochtman or such other persons identified in writing by Lion and delivered to Anaconda from time to time in accordance with the terms of Section 9.5 (each, the “Lion Representative”) who shall have the authority on behalf of Lion to approve or reject such request and (3) if the Lion Representative does not approve or reject such request within five Business Days of Anaconda’s submission of such request, such consent shall be deemed given by Lion), Anaconda shall, and shall cause each Anaconda Subsidiary (other than Naraha) to, conduct its business in the ordinary course of business, including by using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with Governmental Entities and with customers, suppliers and other Persons with whom it and they have material business relations.

(b)               Without limiting the generality and in furtherance of the foregoing, between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (w) as set forth in Section 5.2 of the Anaconda Disclosure Letter, (x) as expressly contemplated, required or expressly permitted by this Agreement, (y) as required by applicable Law or (z) as consented to in writing by Lion (which consent shall not be unreasonably withheld, delayed or conditioned, it being understood and agreed in the case of this clause (z) that (1) subject to the requirements of Section 9.5 and clause (2) below, Anaconda shall only be required to seek consent from Lion in any form in writing (including email) deemed sufficient by Anaconda, (2) Anaconda shall submit such consent to the Lion Representative who shall have the authority on behalf of Lion to approve or reject such request and (3) if the Lion Representative does not approve or reject such request within five Business Days of Anaconda’s submission of such request, such consent shall be deemed given by Lion), Anaconda shall not, and shall cause each Anaconda Subsidiary (other than Naraha) not to:

(i)                 (A) amend the Anaconda Governing Documents or the governing documents of any Anaconda Subsidiary, (B) split, combine, subdivide, reduce or reclassify any of its issued or unissued capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests, except as permitted by Section 5.2(b)(iii) or for any such transaction by an Anaconda Subsidiary which remains an Anaconda Subsidiary after consummation of such transaction, (C) declare, determine to be paid, set aside, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests, except for any dividends or distributions paid by a direct or indirect Anaconda Subsidiary to another direct or indirect Anaconda Subsidiary or to Anaconda, (D) enter into any agreement with respect to the voting of its capital stock or other equity interests, or (E) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests

(other than (1) pursuant to the vesting of, exercise (whether cashless or not) of, forfeiture of, or withholding of Taxes with respect to, Anaconda Performance Rights, in each case in accordance with past practice and as required or permitted by the terms of the Anaconda Equity Plan as in effect on the date of this Agreement (or as modified after the date of this Agreement in accordance with the terms of this Agreement) or (2) purchases, repurchases, redemptions or other acquisitions of capital stock or other equity interests of any Anaconda Subsidiary by Anaconda or any other Anaconda Subsidiary);

(ii)              authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (excluding any transactions, mergers or consolidations between Anaconda Subsidiaries or transfers of interests of Anaconda Subsidiaries to Anaconda or other Anaconda Subsidiaries, or liquidation or dissolution of an Anaconda Subsidiary);

(iii)            except as required by the terms and conditions of any Anaconda Benefit Plan in effect on the date of this Agreement (including when the Anaconda Board of Directors is affirmatively required to exercise discretion thereunder, provided that the Anaconda Board of Directors is acting reasonably), (A) grant any long-term incentive awards (including Anaconda Performance Rights), other than in the ordinary course of business, (B) materially amend or modify any Anaconda Benefit Plan or establish any new material Anaconda Benefit Plan (including any plan, program or arrangement that would be an Anaconda Benefit Plan if it were in existence immediately before the date of this Agreement), other than to renew Anaconda’s health care insurance program in the ordinary course of business, (C) modify or increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors, other than in the ordinary course of business (including, for the avoidance of doubt, any such increases made in response to inflation or to align salaries with existing market rates), (D) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than (1) as part of Anaconda’s fiscal year 2023 annual compensation program, (2) as part of Anaconda’s fiscal year 2024 annual compensation program (in the case of clauses (1) and (2), consistent with past practice) or (3) otherwise in the ordinary course of business, (E) establish, adopt, enter into, amend or terminate any collective bargaining agreement or other Contract with any Labor Organization, (F) except as contemplated by Section 1.5, take any action to accelerate the vesting, payment or funding of any payment or benefit payable or to become payable to any of its directors, officers, employees or individual independent contractors, (G) terminate the employment of any Anaconda KMP, other than for cause, (H) hire any officer, employee or individual independent contractor having total target annual cash compensation of more than $300,000, or any Anaconda KMP, other than to fill open positions or positions that become open or to complete hirings that are already in progress as of the date hereof or to fill new roles that have been duly budgeted and approved, or (I) implement or announce any employee layoffs (other than for cause or in the ordinary course of business) or location closings (other than any consolidation of existing corporate offices within Australia in a manner which does not require any terminations except for cause);

(iv)             make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by IFRS, Australian Accounting Standards, applicable Law (including applicable Canadian Securities Laws) or ASIC, ASX or TSX rules, regulations and policy;

(v)               authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of any business or investments in third parties (excluding any capital expenditures, which are the subject of Section 5.2(b)(xiii)), whether by merger, consolidation, purchase of property or assets, joint venture, licenses or otherwise, except for such transactions for consideration (including assumption of liabilities) that does not exceed (when taken together with all other such transactions) $10,000,000 in the aggregate (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition);

(vi)             enter into any new material line of business other than any line of business that is reasonably ancillary to or a reasonably foreseeable extension of any line of business engaged in by Anaconda as of the date of this Agreement;

(vii)          issue, deliver, grant, sell, transfer, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, transfer, pledge, disposition or encumbrance of, any shares of capital stock, voting securities or other equity interests in Anaconda or any Anaconda Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interests, or any rights, warrants or options to acquire any such shares of its capital stock, voting securities or equity interests or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Anaconda Performance Rights under any existing Anaconda Equity Plan, other than (A) as otherwise required by the terms and conditions of any Anaconda Performance Rights as in effect on the date hereof (including when the Anaconda Board of Directors is affirmatively required to exercise discretion thereunder, provided that the Anaconda Board of Directors is acting reasonably)) or issued after the date hereof in accordance with the terms of this Agreement, (B) issuances of Anaconda Shares (or on market purchase and subsequent transfer of Anaconda Shares by the Anaconda Share Plan trustee) in respect of the settlement of Anaconda Performance Rights outstanding on the date hereof and in accordance with their respective terms as in effect on the date hereof, (C) as permitted by Section 5.2(b)(iii) or (D) issuances of securities to Anaconda by an Anaconda Subsidiary or between Anaconda Subsidiaries;

(viii)        create, incur, assume or otherwise become liable with respect to any Indebtedness (whether evidenced by a note or other instrument, pursuant to an issuance of debt securities, financing lease, sale-leaseback transaction or otherwise), other than (A) Indebtedness solely between Anaconda and an Anaconda Subsidiary or between Anaconda Subsidiaries in the ordinary course of business, (B) in connection with any existing project financing or future project financing publicly disclosed by Anaconda prior to the date hereof and (C) in connection with letters of credit issued or hedging arrangements entered into in the ordinary course of business;

(ix)             make any loans, advances or capital contributions to, or investments in, any other Person (other than Anaconda (in the case of loans and advances) or any Anaconda Subsidiary), in each case, other than in the ordinary course of business or as otherwise permitted pursuant to Section 5.2(b)(v);

(x)               sell, lease, license, transfer, exchange, swap, let lapse, cancel, pledge, abandon or otherwise dispose of, or subject to any Lien (other than any Anaconda Permitted Lien), any properties or assets (including Intellectual Property but excluding its own equity interests), except (A) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred pursuant to Section 5.2(b)(viii), (B) sales of inventory or products produced in the ordinary course of business, or dispositions of obsolete or worthless equipment, in the ordinary course of business, (C) non-exclusive licenses of Intellectual Property in the ordinary course of business, (D) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds (when taken together with all other such transactions) $5,000,000 in the aggregate (valuing any non-cash consideration at its fair market value as of the date of the agreement for such transaction), and (E) for transactions among Anaconda and its Anaconda Subsidiaries or among Anaconda Subsidiaries;

(xi)             without limiting Section 6.8, settle, or offer or propose to settle, any Proceeding involving or against Anaconda or any Anaconda Subsidiary, other than (A) ordinary course disputes with vendors, customers or employees in which no litigation or arbitration commences and (B) settlements or compromises of any Proceeding where (1) the amount paid in an individual settlement or compromise by Anaconda (and not including any amount paid by Anaconda’s third-party insurance carriers or third parties) does not exceed the amount set forth in Section 5.2(b)(xi) of the Anaconda Disclosure Letter and (2) there is no material non-monetary relief.

(xii)          (A) make or change any material Tax election or change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, (B) settle or compromise any audit or Proceeding relating to Taxes that involves a material amount of Taxes, or (C) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any material Tax;

(xiii)        make or commit to any new capital expenditure, other than (A) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident, (B) in the ordinary course of business or (C) an amount, in the aggregate, not in excess of 110% of the capital expenditure amount for the twelve-month period following the date of this Agreement set forth in Section 5.2(b)(xiii) of the Anaconda Disclosure Letter;

(xiv)         except in the ordinary course of business or with respect to matters that are expressly permitted by the other provisions of this Section 5.2(b), (A) enter into any Contract that would, if entered into prior to the date hereof, be an Anaconda Material Contract, or (B) modify, amend or terminate any Anaconda Material Contract or waive, release or assign any material rights, benefits or claims thereunder; or

(xv)           agree, resolve or commit, in writing or otherwise, to do any of the foregoing.

(c)               Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (w) as set forth in Section 5.1 of the Anaconda Disclosure Letter, (x) as expressly contemplated, required or expressly permitted by this Agreement, (y) as required by applicable Law or (z) as consented to in writing by Lion (which consent shall not be unreasonably withheld, delayed or conditioned, it being understood and agreed in the case of this clause (z) that (1) subject to the requirements of Section 9.5 and clause (2) below, Anaconda shall only be required to seek consent from Lion in any form in writing (including email) deemed sufficient by Anaconda, (2) Anaconda shall submit such consent to the Lion Representatives, any of whom shall have the authority on behalf of Lion to approve or reject such request and (3) if a Lion Representative does not approve or reject such request within five Business Days of Anaconda’s submission of such request, such consent shall be deemed given by Lion), Anaconda shall use its commercially reasonable efforts to cause Naraha to conduct its business in the ordinary course of business to the extent it is in a position of control with respect thereto.

(d)               Without in any way limiting any party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give Lion, directly or indirectly, the right to control or direct the operations of Anaconda prior to the Scheme Effectiveness. Prior to the Scheme Effectiveness, Anaconda shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.3.          Solicitation by Lion.

(a)               Except as expressly permitted by this Section 5.3, Lion shall, and Lion shall cause the Lion Subsidiaries and each of its and the Lion Subsidiaries’ respective directors, officers and employees to, and shall use its reasonable best efforts to cause its and the Lion Subsidiaries’ respective third-party consultants, financial advisors, accountants, legal counsel, investment bankers and other third party agents, advisors and representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Lion Third Party conducted heretofore with respect to any inquiry, proposal or offer that constitutes a Lion Competing Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a Lion Competing Proposal. Lion will promptly (and in each case within 24 hours from the date of this Agreement) deliver written notice to each Lion Third Party (and such Lion Third Party’s Representatives) that has executed a confidentiality agreement for purposes of evaluating any transaction that could be a Lion Competing Proposal to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning Lion or any Lion Subsidiary and shall promptly (and in each case within 24 hours from the date of this Agreement) terminate all physical and electronic data access previously granted to each such Lion Third Party.

(b)               No Solicitation or Negotiation. Lion agrees that, except as expressly permitted by this Section 5.3 (including if required under Section 5.3(a) and including as expressly permitted by Section 5.3(e)), it shall not, and it shall cause the Lion Subsidiaries and each of its and the Lion Subsidiaries’ respective directors, officers and employees not to, and it shall use reasonable best efforts to cause its and the Lion Subsidiaries’ respective third-party consultants, financial advisors, accountants, legal counsel, investment bankers and other third party agents, advisors and representatives not to, directly or indirectly:

(i)                 initiate, solicit, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing non-public information) any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Lion Competing Proposal;

(ii)              engage in, continue or otherwise participate in any discussions or negotiations with any Lion Third Party with respect to, relating to or in furtherance of any Lion Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Lion Competing Proposal;

(iii)            provide any non-public information or data or access to the properties, assets or employees of Lion or its Subsidiaries to any Lion Third Party in connection with, related to or in contemplation of any Lion Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Lion Competing Proposal;

(iv)             approve any Lion Third Party becoming an “interested stockholder” under Section 203 of the Delaware Code;

(v)               discuss with any Lion Third Party, approve or recommend, or propose to discuss, approve or recommend, or execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, in each case of the foregoing relating to a Lion Competing Proposal or any inquiry, proposal or offer, in each case of the foregoing that would reasonably be expected to lead to a Lion Competing Proposal (other than a confidentiality agreement as provided in Section 5.3(e)(ii) entered into in compliance with Section 5.3(e)(ii)); or

(vi)             submit any Lion Competing Proposal to the vote of the Lion Stockholders;

provided, that notwithstanding anything to the contrary in this Section 5.3, Lion or any of its Representatives may, in response to an unsolicited inquiry or proposal from a Lion Third Party, inform a Lion Third Party or its Representative of the restrictions imposed by the provisions of this Section 5.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c)               Notice. Lion shall promptly notify Anaconda (in no event later than 48 hours) of (i) the receipt by any executive officer or director of Lion of any Lion Competing Proposal or any inquiries, expressions of interest, proposals or offers that are or would reasonably be expected to lead to a Lion Competing Proposal, (ii) the receipt by Lion (or any of its Representatives) of any request for information relating to Lion or any of its Subsidiaries from any Lion Third Party who has made or is reasonably likely to be seeking to make a Lion Competing Proposal, or (iii) any discussions or negotiations with respect to a Lion Competing Proposal sought to be initiated or continued by any Lion Third Party with Lion, its Subsidiaries or any of their respective Representatives. Each such notice shall indicate the name of such Person and contain a written summary of the material financial (including price) and other terms and conditions of any inquiries, expressions of interest, proposals, offers or requests. Following delivery of the initial notice, Lion shall keep Anaconda informed, on a reasonably current basis, of the status and material developments or terms of any such inquiries, expressions of interest, proposals, offers or requests (including any amendments thereto) and the status of any such discussions or negotiations. Neither Lion nor any of its Subsidiaries will enter into any agreement with any Person which prohibits Lion from providing any information to Anaconda in accordance with, or otherwise complying with, this Section 5.3.

(d)               Lion agrees that, except as expressly permitted by Section 5.3(e), the Lion Board of Directors shall not, directly or indirectly:

(i)                 change, withhold, withdraw, qualify or modify, or publicly propose or announce any intention to change, withhold, withdraw, qualify or modify in a manner adverse to Anaconda, the Lion Board Recommendation;

(ii)              fail to include the Lion Board Recommendation in the Proxy Statement;

(iii)            approve, adopt, endorse or recommend, or publicly propose or announce any intention to approve, adopt, endorse or recommend, any Lion Competing Proposal;

(iv)             publicly agree or propose to enter into, any agreement in principle, letter of intent, memorandum of understanding, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, in each case of the foregoing relating to a Lion Competing Proposal (other than a confidentiality agreement as provided in Section 5.3(e)(ii) entered into in compliance with Section 5.3(e)(ii)) (a “Lion Alternative Acquisition Agreement”);

(v)               in the case of a Lion Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding Lion Shares (other than by Anaconda or an affiliate of Anaconda), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three Business Days prior to the date the Lion Special Meeting is held, including adjournments (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date the Lion Special Meeting is held, including adjournments) or (B) ten business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer; or

(vi)             cause or permit Lion to enter into a Lion Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i) through (v), a “Lion Change of Recommendation”).

(e)               Notwithstanding anything in this Agreement to the contrary:

(i)                 the Lion Board of Directors may, after consultation with its outside legal counsel, make such disclosures as the Lion Board of Directors determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or make any “stop, look and listen” communication or any other disclosure to the Lion Stockholders pursuant to Rule 14d-9(f) under the Exchange Act or make a disclosure that is required by applicable Law; provided, however, that if such disclosure has the effect of withdrawing or modifying in a manner adverse to Anaconda the Lion Board Recommendation, such disclosure shall be deemed to be a Lion Change of Recommendation and Anaconda shall have the right to terminate this Agreement as set forth in Section 8.1(e);

(ii)              prior to, but not after, the receipt of the Lion Stockholder Approval, Lion and its Representatives may engage in the activities prohibited by Sections 5.3(b)(ii) or 5.3(b)(iii) (and, only with respect to a Lion Competing Proposal that satisfies the requirements in this Section 5.3(e)(ii), may solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer with respect to such Lion Competing Proposal or any modification thereto) with any Person if Lion receives a bona fide written Lion Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 5.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 5.3(b) may be furnished until Lion receives an executed confidentiality agreement from such Person containing obligations on the recipient of that information which the Lion Board of Directors, acting in good faith and after taking advice from Lion’s external legal advisers experienced in transactions of this nature, determines are appropriate for a transaction of the nature of a Lion Competing Proposal, and which contains standstill provisions that apply to the third party subject to exceptions that Lion (acting reasonably) considers appropriate in the circumstances having regard to (among other things) the fact that Lion is already subject to a public change of control proposal, as applicable; provided, further, that such confidentiality agreement does not contain provisions that prohibit Lion from providing any information to Anaconda in accordance with this Section 5.3 or that otherwise prohibits Lion from complying with the provisions of this Section 5.3; (B) any such non-public information has previously been made available to, or is made available to, Anaconda prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such Person, save that Lion is not required to provide or make available to Anaconda any information that Lion, acting reasonably, determines is likely commercially sensitive information of that Person; and (C) prior to taking any such actions, the Lion Board of Directors or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Lion Competing Proposal is, or could reasonably be considered to become, a Lion Superior Proposal and that failing to take such actions would likely breach the statutory or fiduciary duties of the Lion Board of Directors under applicable Law;

(iii)            prior to, but not after, the receipt of the Lion Stockholder Approval, the Lion Board of Directors shall be permitted, through its Representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to this Agreement, to provide any non-public information to) any Person that has made a Lion Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Lion Board of Directors to make an informed determination under Section 5.3(e)(ii);

(iv)             prior to, but not after, the receipt of the Lion Stockholder Approval, in response to a bona fide written Lion Competing Proposal from a Lion Third Party that was not solicited in breach of, and did not otherwise arise from a breach of, the obligations set forth in this Section 5.3, if the Lion Board of Directors so chooses, the Lion Board of Directors may effect a Lion Change of Recommendation; provided, however, that such a Lion Change of Recommendation may not be made unless and until:

(A)             the Lion Board of Directors determines in good faith after consultation with its financial advisors and outside legal counsel that such Lion Competing Proposal is a Lion Superior Proposal;

(B)              the Lion Board of Directors determines in good faith, after consultation with its outside legal counsel, that failing to effect a Lion Change of Recommendation in response to such Lion Superior Proposal would likely breach the statutory or fiduciary duties of the Lion Board of Directors under applicable Law;

(C)              Lion provides Anaconda written notice of such proposed action and the basis thereof at least four Business Days in advance, which notice shall set forth in writing that the Lion Board of Directors intends to consider whether to take such action and include all material terms and conditions of the Lion Competing Proposal;

(D)             after giving such notice and prior to effecting such Lion Change of Recommendation, Lion shall make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Anaconda (to the extent Anaconda wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Lion Board of Directors not to effect a Lion Change of Recommendation in response thereto; and

(E)              at the end of such four Business Day period, prior to taking action to effect a Lion Change of Recommendation, the Lion Board of Directors takes into account any adjustments or revisions to the terms of this Agreement proposed by Anaconda in writing and any other information offered by Anaconda in response to the notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Lion Competing Proposal remains a Lion Superior Proposal and that failing to effect a Lion Change of Recommendation in response to such Lion Superior Proposal would likely breach the statutory or fiduciary duties of the Lion Board of Directors under applicable Law; provided that in the event of any material amendment or material modification to any Lion Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Lion Superior Proposal shall be deemed material), Lion shall be required to deliver a new written notice to Anaconda and to comply with the requirements of this Section 5.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 5.3(e)(iv) shall be reduced to two Business Days; provided, further, that any such new written notice shall in no event shorten the original four Business Day notice period; and

(v)               prior to, but not after, receipt of the Lion Stockholder Approval, in response to a Lion Intervening Event that occurs or arises after the date of this Agreement and that did not arise from a breach of this Agreement by Lion, Lion may, if the Lion Board of Directors so chooses, effect a Lion Change of Recommendation; provided, however, that such a Lion Change of Recommendation may not be made unless and until:

(A)             the Lion Board of Directors determines in good faith after consultation with its financial advisors and outside legal counsel that a Lion Intervening Event has occurred;

(B)              the Lion Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that failing to effect a Lion Change of Recommendation in response to such Lion Intervening Event would likely breach the statutory or fiduciary duties of the Lion Board of Directors under applicable Law;

(C)              Lion provides Anaconda written notice of such proposed action and the basis thereof four Business Days in advance, which notice shall set forth in writing that the Lion Board of Directors intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Lion Intervening Event;

(D)             after giving such notice and prior to effecting such Lion Change of Recommendation and if requested by Anaconda, Lion negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Anaconda (to the extent Anaconda wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Lion Board of Directors not to effect a Lion Change of Recommendation in response thereto; and

(E)              at the end of such four Business Day period, prior to taking action to effect a Lion Change of Recommendation, the Lion Board of Directors takes into account any adjustments or revisions to the terms of this Agreement proposed by Anaconda in writing and any other information offered by Anaconda in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that failing to effect a Lion Change of Recommendation in response to such Lion Intervening Event would likely breach the statutory or fiduciary duties of the Lion Board of Directors under applicable Law; provided that in the event of any material changes regarding any Lion Intervening Event, Lion shall be required to deliver a new written notice to Anaconda and to comply with the requirements of this Section 5.3(e)(v) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 5.3(e)(v) shall be reduced to two Business Days; provided, further, that any such new written notice shall in no event shorten the original four Business Day notice period.

(f)                Lion shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality (solely to the extent entered into in connection with a Lion Competing Proposal), “standstill” or similar agreement to which it or any of its Subsidiaries is a party, and Lion shall, or shall cause its applicable Subsidiary or Subsidiaries to, enforce the standstill provisions of any such agreement; provided that, notwithstanding any other provision in this Section 5.3, prior to, but not after, the time the Lion Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Lion Board of Directors determines in good faith, after consultation with its outside legal counsel that failing to take such action would likely breach the statutory or fiduciary duties of the Lion Board of Directors under applicable Law, Lion may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Lion Competing Proposal to the Lion Board of Directors and communicate such waiver to the applicable third party; provided, however, that Lion shall advise Anaconda promptly (and in no event later than 48 hours) after taking such action. Lion represents and warrants to Anaconda that it has not taken any action that (i) would be prohibited by this Section 5.3(f) or (ii) but for the ability to take actions likely required by the statutory or fiduciary duties owed by the Lion Board of Directors under applicable Law, would have been prohibited by this Section 5.3(f), in each case, during the 30 days prior to the date of this Agreement.

(g)               Notwithstanding anything to the contrary in this Section 5.3, any action, or failure to take action, that is taken by a director or officer of Lion or by any Representative of Lion acting at Lion’s direction or on its behalf, in each case, in violation of this Section 5.3, shall be deemed to be a breach of this Section 5.3 by Lion.

(h)               Notwithstanding anything to the contrary in Section 5.3(c), a statement by or on behalf of Lion or by or on behalf of the Lion Board of Directors or any member of the Lion Board of Directors to the effect that (x) the Lion Board of Directors has determined that a Lion Competing Proposal is a Lion Superior Proposal and the notice and negotiation period required by Section 5.3(e)(iv) has commenced, (y) a Lion Intervening Event has occurred and the notice and negotiation period required by Section 5.3(e)(v) has commenced, or (z) Lion Stockholders should take no action pending the completion of the notice and negotiation period required by Section 5.3(e)(iv) or Section 5.3(e)(v) (as applicable), does not, in and of itself, (i) constitute a Lion Change of Recommendation, (ii) contravene this Agreement, (iii) give rise to an obligation to pay the Lion Termination Fee, or (iv) give rise to a termination right under this Agreement.

(i)                 References in this Section 5.3 to the “Lion Board of Directors” shall mean the Lion Board of Directors or, to the extent applicable, a duly authorized committee thereof.

(j)                 Nothing in this Section 5.3 will prevent the Lion Board of Directors from making any public disclosure required to comply with its obligations under applicable Law or the rules of the NYSE; provided, however, that if such disclosure has the effect of withdrawing or modifying in a manner adverse to Anaconda the Lion Board Recommendation, such disclosure shall be deemed to be a Lion Change of Recommendation and Anaconda shall have the right to terminate this Agreement as set forth in Section 8.1(e).

Section 5.4.          Solicitation by Anaconda.

(a)               Except as expressly permitted by this Section 5.4, Anaconda shall, and Anaconda shall cause the Anaconda Subsidiaries and each of its and the Anaconda Subsidiaries’ respective directors, officers and employees to, and shall use its reasonable best efforts to cause its and the Anaconda Subsidiaries’ respective third-party consultants, financial advisors, accountants, legal counsel, investment bankers and other third party agents, advisors and representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Anaconda Third Party conducted heretofore with respect to any inquiry, proposal or offer that constitutes an Anaconda Competing Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an Anaconda Competing Proposal. Anaconda will promptly (and in each case within 24 hours from the date of this Agreement) deliver written notice to each Anaconda Third Party (and such Anaconda Third Party’s Representatives) that has executed a confidentiality agreement for purposes of evaluating any transaction that could be an Anaconda Competing Proposal to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning Anaconda or any Anaconda Subsidiary and shall promptly (and in each case within 24 hours from the date of this Agreement) terminate all physical and electronic data access previously granted to each such Anaconda Third Party.

(b)               No Solicitation or Negotiation. Anaconda agrees that, except as expressly permitted by this Section 5.4 (including if required under Section 5.4(a) and including as expressly permitted by Section 5.4(e)), it shall not, and it shall cause the Anaconda Subsidiaries and each of its and the Anaconda Subsidiaries’ respective directors, officers and employees not to, and it shall use reasonable best efforts to cause its and the Anaconda Subsidiaries’ respective third-party consultants, financial advisors, accountants, legal counsel, investment bankers and other third party agents, advisors and representatives not to, directly or indirectly:

(i)                 initiate, solicit, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing non-public information) any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Anaconda Competing Proposal;

(ii)              engage in, continue or otherwise participate in any discussions or negotiations with any Anaconda Third Party with respect to, relating to or in furtherance of any Anaconda Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Anaconda Competing Proposal;

(iii)            provide any non-public information or data or access to the properties, assets or employees of Anaconda or its Subsidiaries to any Anaconda Third Party in connection with, related to or in contemplation of any Anaconda Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Anaconda Competing Proposal;

(iv)             discuss with any Anaconda Third Party, approve or recommend, or propose to discuss, approve or recommend, or execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, in each case of the foregoing relating to an Anaconda Competing Proposal or any inquiry, proposal or offer, in each case of the foregoing that would reasonably be expected to lead to an Anaconda Competing Proposal (other than a confidentiality agreement as provided in Section 5.4(e)(i) entered into in compliance with Section 5.4(e)(i)); or

(v)               submit any Anaconda Competing Proposal to the vote of the Anaconda Shareholders;

provided, that notwithstanding anything to the contrary in this Section 5.4, Anaconda or any of its Representatives may, in response to an unsolicited inquiry or proposal from an Anaconda Third Party, inform an Anaconda Third Party or its Representative of the restrictions imposed by the provisions of this Section 5.4 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c)               Notice. Anaconda shall promptly notify Lion (in no event later than 48 hours) of (i) the receipt by any executive officer or director of Anaconda of any Anaconda Competing Proposal or any inquiries, expressions of interest, proposals or offers that are or would reasonably be expected to lead to an Anaconda Competing Proposal, (ii) the receipt by Anaconda (or any of its Representatives) of any request for information relating to Anaconda or any of its Subsidiaries from any Anaconda Third Party who has made or is reasonably likely to be seeking to make an Anaconda Competing Proposal, or (iii) any discussions or negotiations with respect to an Anaconda Competing Proposal sought to be initiated or continued by any Anaconda Third Party with Anaconda, its Subsidiaries or any of their respective Representatives. Each such notice shall indicate the name of such Person and contain a written summary of the material financial (including price) and other terms and conditions of any inquiries, expressions of interest, proposals, offers or requests. Following delivery of the initial notice, Anaconda shall keep Lion informed, on a reasonably current basis, of the status and material developments or terms of any such inquiries, expressions of interest, proposals, offers or requests (including any amendments thereto) and the status of any such discussions or negotiations. Neither Anaconda nor any of its Subsidiaries will enter into any agreement with any Person which prohibits Anaconda from providing any information to Lion in accordance with, or otherwise complying with, this Section 5.4.

(d)               Anaconda agrees that, except as expressly permitted by Section 5.4(e), the Anaconda Board of Directors shall not, directly or indirectly:

(i)                 change, withhold, withdraw, qualify or modify, or publicly propose or announce any intention to change, withhold, withdraw, qualify or modify in a manner adverse to Lion, the Anaconda Board Recommendation;

(ii)              fail to include the Anaconda Board Recommendation in the Scheme Booklet;

(iii)            approve, adopt, endorse or recommend, or publicly propose or announce any intention to approve, adopt, endorse or recommend, any Anaconda Competing Proposal;

(iv)             publicly agree or propose to enter into, any agreement in principle, letter of intent, memorandum of understanding, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, in each case of the foregoing relating to an Anaconda Competing Proposal (other than a confidentiality agreement as provided in Section 5.4(e)(i) entered into in compliance with Section 5.4(e)(i)) (a “Anaconda Alternative Acquisition Agreement”); or

(v)               cause or permit Anaconda to enter into an Anaconda Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i) through (iv), a “Anaconda Change of Recommendation”).

(e)               Notwithstanding anything in this Agreement to the contrary:

(i)                 prior to, but not after, the receipt of the Anaconda Shareholder Approval, Anaconda and its Representatives may engage in the activities prohibited by Sections 5.4(b)(ii) or 5.4(b)(iii) (and, only with respect to an Anaconda Competing Proposal that satisfies the requirements in this Section 5.4(e)(i), may solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer with respect to such Anaconda Competing Proposal or any modification thereto) with any Person if Anaconda receives a bona fide written Anaconda Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 5.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 5.4(b) may be furnished until Anaconda receives an executed confidentiality agreement from such Person containing obligations on the recipient of that information which the Anaconda Board of Directors, acting in good faith and after taking advice from Anaconda’s external legal advisers experienced in transactions of this nature, determines are appropriate for a transaction of the nature of a Anaconda Competing Proposal, and which contains standstill provisions that apply to the third party subject to exceptions that Anaconda (acting reasonably) considers appropriate in the circumstances having regard to (among other things) the fact that Anaconda is already subject to a public change of control proposal, as applicable; provided, further, that such confidentiality agreement does not contain provisions that prohibit Anaconda from providing any information to Lion in accordance with this Section 5.4 or that otherwise prohibits Anaconda from complying with the provisions of this Section 5.4; (B) any such non-public information has previously been made available to, or is made available to, Lion prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such Person, save that Anaconda is not required to provide or make available to Lion any information that Anaconda, acting reasonably, determines is likely commercially sensitive information of that Person; and (C) prior to taking any such actions, the Anaconda Board of Directors or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Anaconda Competing Proposal is, or could reasonably be considered to become, an Anaconda Superior Proposal and that failing to take such actions would likely breach the statutory or fiduciary duties of the Anaconda Board of Directors under applicable Law;

(ii)              prior to, but not after, the receipt of the Anaconda Shareholder Approval, the Anaconda Board of Directors shall be permitted, through its Representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to this Agreement, to provide any non-public information to) any Person that has made an Anaconda Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Anaconda Board of Directors to make an informed determination under Section 5.4(e)(i);

(iii)            prior to, but not after, the receipt of the Anaconda Shareholder Approval, in response to a bona fide written Anaconda Competing Proposal from a third party that was not solicited in breach of, and did not otherwise arise from a breach of, the obligations set forth in this Section 5.4, if the Anaconda Board of Directors so chooses, the Anaconda Board of Directors may effect an Anaconda Change of Recommendation; provided, however, that such an Anaconda Change of Recommendation may not be made unless and until:

(A)             the Anaconda Board of Directors determines in good faith after consultation with its financial advisors and outside legal counsel that such Anaconda Competing Proposal is an Anaconda Superior Proposal;

(B)              the Anaconda Board of Directors determines in good faith, after consultation with its outside legal counsel, that failing to effect an Anaconda Change of Recommendation in response to such Anaconda Superior Proposal would likely breach the statutory or fiduciary duties of the Anaconda Board of Directors under applicable Law;

(C)              Anaconda provides Lion written notice of such proposed action and the basis thereof at least four Business Days in advance, which notice shall set forth in writing that the Anaconda Board of Directors intends to consider whether to take such action and include all material terms and conditions of the Anaconda Competing Proposal;

(D)             after giving such notice and prior to effecting such Anaconda Change of Recommendation, Anaconda shall make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Lion (to the extent Lion wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Anaconda Board of Directors not to effect an Anaconda Change of Recommendation in response thereto; and

(E)              at the end of such four Business Day period, prior to taking action to effect an Anaconda Change of Recommendation, the Anaconda Board of Directors takes into account any adjustments or revisions to the terms of this Agreement proposed by Lion in writing and any other information offered by Lion in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Anaconda Competing Proposal remains an Anaconda Superior Proposal and that failing to effect an

Anaconda Change of Recommendation in response to such Anaconda Superior Proposal would likely breach the statutory or fiduciary duties of the Anaconda Board of Directors under applicable Law; provided that in the event of any material amendment or material modification to any Anaconda Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Anaconda Superior Proposal shall be deemed material), Anaconda shall be required to deliver a new written notice to Lion and to comply with the requirements of this Section 5.4(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 5.4(e)(iii) shall be reduced to two Business Days; provided, further, that any such new written notice shall in no event shorten the original four Business Day notice period; and

(iv)             prior to, but not after, receipt of the Anaconda Shareholder Approval, (A) in response to an Anaconda Intervening Event that occurs or arises after the date of this Agreement or (B) due to the Independent Expert not concluding (or ceasing to conclude) that the Scheme is in the best interest of Anaconda Shareholders (the “Independent Expert Event”), and, in each case, that did not arise from a breach of this Agreement by Anaconda, Anaconda may, if the Anaconda Board of Directors so chooses, effect an Anaconda Change of Recommendation; provided, however, that such an Anaconda Change of Recommendation may not be made unless and until:

(A)             in the case of an Anaconda Intervening Event, the Anaconda Board of Directors determines in good faith after consultation with its financial advisors and outside legal counsel that an Anaconda Intervening Event has occurred;

(B)              in the case of an Anaconda Intervening Event, the Anaconda Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that failing to effect an Anaconda Change of Recommendation in response to such Anaconda Intervening Event would likely breach the statutory or fiduciary duties of the Anaconda Board of Directors under applicable Law;

(C)              Anaconda provides Lion written notice of such proposed action and the basis thereof four Business Days in advance, which notice shall set forth in writing that the Anaconda Board of Directors intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Anaconda Intervening Event or the Independent Expert Event, as applicable;

(D)             after giving such notice and prior to effecting such Anaconda Change of Recommendation and if requested by Lion, Anaconda negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Lion (to the extent Lion wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Anaconda Board of Directors not to effect an Anaconda Change of Recommendation in response thereto; and

(E)              at the end of such four Business Day period, prior to taking action to effect an Anaconda Change of Recommendation, the Anaconda Board of Directors takes into account any adjustments or revisions to the terms of this Agreement proposed by Lion in writing and any other information offered by Lion in response to the notice, and in the case of an Anaconda Intervening Event, determines in good faith after consultation with its financial advisors and outside legal counsel, that failing to effect an Anaconda Change of Recommendation in response to such Anaconda Intervening Event would likely breach the statutory or fiduciary duties of the Anaconda Board of Directors under applicable Law; provided that in the event of any material changes regarding any Anaconda Intervening Event, Anaconda shall be required to deliver a new written notice to Lion and to comply with the requirements of this Section 5.4(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 5.4(e)(iv) shall be reduced to two Business Days; provided, further, that any such new written notice shall in no event shorten the original four Business Day notice period.

(f)                Anaconda shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality (solely to the extent entered into in connection with an Anaconda Competing Proposal), “standstill” or similar agreement to which it or any of its Subsidiaries is a party, and Anaconda shall, or shall cause its applicable Subsidiary or Subsidiaries to, enforce the standstill provisions of any such agreement; provided that, notwithstanding any other provision in this Section 5.4, prior to, but not after, the time the Anaconda Shareholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Anaconda Board of Directors determines in good faith, after consultation with its outside legal counsel that failing to take such action would likely breach the statutory or fiduciary duties of the Anaconda Board of Directors under applicable Law, Anaconda may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make an Anaconda Competing Proposal to the Anaconda Board of Directors and communicate such waiver to the applicable third party; provided, however, that Anaconda shall advise Lion promptly (and in no event later than 48 hours) after taking such action. Anaconda represents and warrants to Lion that it has not taken any action that (i) would be prohibited by this Section 5.4(f) or (ii) but for the ability to take actions likely required by the statutory or fiduciary duties owed by the Anaconda Board of Directors under applicable Law, would have been prohibited by this Section 5.4(f), in each case, during the 30 days prior to the date of this Agreement.

(g)               Notwithstanding anything to the contrary in this Section 5.4, any action, or failure to take action, that is taken by a director or officer of Anaconda or by any Representative of Anaconda acting at Anaconda’s direction or on its behalf, in each case, in violation of this Section 5.4, shall be deemed to be a breach of this Section 5.4 by Anaconda.

(h)               Notwithstanding anything to the contrary in Section 5.4(d), a statement by or on behalf of Anaconda or by or on behalf of the Anaconda Board of Directors or any member of the Anaconda Board of Directors to the effect that (x) the Anaconda Board of Directors has determined that an Anaconda Competing Proposal is an Anaconda Superior Proposal and the notice and negotiation period required by Section 5.4(e)(iii) has commenced, (y) an Anaconda Intervening

Event or Independent Expert Event has occurred and the notice and negotiation period required by Section 5.4(e)(iv) has commenced, or (z) Anaconda Shareholders should take no action pending the completion of the notice and negotiation period required by Section 5.4(e)(iii) or Section 5.4(e)(iv) (as applicable), does not, in and of itself, (i) constitute an Anaconda Change of Recommendation, (ii) contravene this Agreement, (iii) give rise to an obligation to pay the Anaconda Termination Fee, or (iv) give rise to a termination right under this Agreement.

(i)                 References in this Section 5.4 to the “Anaconda Board of Directors” shall mean the Anaconda Board of Directors or, to the extent applicable, a duly authorized committee thereof.

(j)                 Nothing in this Section 5.4 will prevent the Anaconda Board of Directors from making any public disclosure required to comply with its obligations under applicable Law, the ASX Listing Rules or the rules of the TSX; provided, however, that if such disclosure has the effect of withdrawing or modifying in a manner adverse to Lion the Anaconda Board Recommendation, such disclosure shall be deemed to be an Anaconda Change of Recommendation and Lion shall have the right to terminate this Agreement as set forth in Section 8.1(f).

Section 5.5.          Preparation of the Scheme Booklet, the Proxy Statement and the Form S-4; Lion Special Meeting; Anaconda Scheme Meeting.

(a)               Subject to the other terms hereof, as promptly as reasonably practicable following the date hereof, each of Anaconda, New Topco and Lion shall cooperate in preparing and Anaconda (in the case of the Scheme Booklet) and New Topco and Lion (in the case of the Proxy Statement and Form S-4) shall cause to be filed:

(i)                 with the SEC, (A) the proxy statement relating to the matters to be submitted to the Lion Stockholders at the Lion Special Meeting, which will be used as a prospectus of New Topco with respect to the New Topco Shares issuable in the Merger (such proxy and prospectus materials, and any amendments or supplements thereto, the “Proxy Statement”) and (B) a registration statement on Form S-4 (of which the Proxy Statement will form a part as a prospectus of New Topco) pursuant to which the offer and sale of New Topco Shares in the Merger will be registered pursuant to the Securities Act (together with any amendments and supplements thereto, the “Form S-4”);

(ii)              with ASIC (and, subsequently, the Court), the Scheme Booklet; provided that the Scheme Booklet will be filed with ASIC at a mutually agreed reasonable time following the initial filing of the Form S-4 with the SEC, so as to permit ASIC to finish its review of the Scheme Booklet as soon as practicable after SEC approval of the Form S-4, and so that the Scheme Booklet can then be lodged immediately with the Court (subject to Section 5.5(g)); and

(iii)            with the Jersey Financial Services Commission (in respect of New Topco only), (A) the Proxy Statement, Form S-4, and/or any other relevant documentation required to be submitted for prior approval in accordance with the Companies (General Provisions) (Jersey) Order 2002; and (B) the New Topco S-8, and/or any other relevant documentation required to be submitted for prior approval in accordance with the Control of Borrowing (Jersey) Order 1958.

Each of the Parties shall use its reasonable best efforts to (i) respond as promptly as reasonably practicable to any comments from the SEC, have the Proxy Statement cleared by the SEC and the Form S-4 declared effective by the SEC as promptly as reasonably practicable (subject to mutually agreed postponement of such effectiveness if either Lion or Anaconda reasonably considers it necessary or advisable in connection with a postponement of the Scheme Meeting and/or the Lion Special Meeting pursuant to this Section 5.5), keep the Form S-4 effective as long as is necessary to consummate the Scheme and the Merger and mail the Proxy Statement to the Lion Stockholders as promptly as reasonably practicable after the Form S-4 is declared effective and the Scheme Booklet is approved by the Court at the First Court Hearing, (ii) respond as promptly as reasonably practicable to any comments from ASIC, TSX or the Court with respect to the Scheme Booklet and dispatch the Scheme Booklet to the Anaconda Shareholders as promptly as reasonably practicable after its approval by the Court at the First Court Hearing. Subject to the other terms hereof, Anaconda and Lion will cooperate in good faith to coordinate the timing of the mailing of the Proxy Statement and the Scheme Booklet with the objective of mailing the Proxy Statement and the Scheme Booklet as promptly as reasonably practicable following the date hereof (subject to mutually agreed postponement of such mailing if either Lion or Anaconda reasonably considers it necessary or advisable in connection with a postponement of the Scheme Meeting and/or the Lion Special Meeting pursuant to this Section 5.5); and (iii) respond as promptly as reasonably practicable to any comments from the Jersey Financial Services Commission in respect of the Proxy Statement, Form S-4, New Topco S-8 and/or any other relevant documentation requiring the prior approval of the Jersey Financial Services Commission and ensure that such documentation is in the appropriate form to receive the required approval from the Jersey Financial Services Commission with respect thereto.

(b)               Each Party shall, as promptly as reasonably practicable after receipt thereof, provide the other Parties with copies of any written comments with respect to the Proxy Statement, the Form S-4, the New Topco S-8 or the Scheme Booklet that are received from the SEC, the Jersey Financial Services Commission, ASIC, TSX or the Court (as applicable). Each Party shall cooperate and provide the other Party with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement or the Form S-4 prior to filing such with the SEC or the Jersey Financial Services Commission, or the Scheme Booklet prior to its filing with the Court, TSX or ASIC (other than any filing, amendment or supplement in connection with a Lion Change of Recommendation or an Anaconda Change of Recommendation, in each case that is made in accordance with Section 5.3 or Section 5.4, as applicable) and consider such other Party’s comments in good faith, and each Party will promptly provide the other Party with a copy of all such filings made with the SEC, the Jersey Financial Services Commission, the Court and ASIC. Anaconda shall request that the Court hold the First Court Hearing as promptly as reasonably practicable following the conclusion of ASIC’s review of the Scheme Booklet pursuant to section 411(2) of the Australian Act.

(c)               Each Party shall, as promptly as reasonably practicable, prepare and furnish all information concerning such Party required to be included in the Proxy Statement and the Form S-4 pursuant to the Securities Act and Exchange Act, the Companies (General Provisions) (Jersey) Order 2002 and the Scheme Booklet pursuant to the Australian Act, the Australian Regulations,

Canadian Securities Laws, ASX Listing Rules, TSX Company Manual, and RG 60, including with respect to the preparation and inclusion of any required pro forma or audited or other financial information (including by preparing, as promptly as reasonably practicable, financial statements in accordance with GAAP or with a reconciliation to GAAP to the extent the same is so required), and shall provide any other information concerning such Person and its Subsidiaries to the other Parties to be included therein and provide such other assistance and cooperation as may be reasonably requested by such other Party in the preparation of the Proxy Statement, the Form S-4, the Scheme Booklet and the resolution of any comments to any of the foregoing received from the SEC, the Jersey Financial Services Commission, the Court, TSX or ASIC. Without limiting the foregoing, Lion, Anaconda and New Topco shall be responsible for preparing or causing to be prepared as promptly as reasonably practicable after the date of this Agreement any New Topco financial information or pro forma financial information required to be included in the Form S-4 or the Scheme Booklet, as applicable. Each Party shall use its reasonable best efforts to cause its independent registered public accounting firm to consent to the inclusion or incorporation by reference of its audit reports on the annual audited consolidated financial statements included in the Form S-4 and, if requested by Anaconda, the Scheme Booklet.

(d)               Each of Anaconda and Lion shall use its reasonable best efforts to ensure that the information relating to Anaconda and its Subsidiaries in the case of Anaconda, and relating to Lion, New Topco and their respective Subsidiaries in the case of Lion, contained in the Form S-4, the Proxy Statement and the Scheme Booklet will not, (i) in the case of the Proxy Statement, on the date the Proxy Statement (and any amendment or supplement thereto) is first mailed to the Lion Stockholders or at the time of the Lion Special Meeting (as it may be adjourned or postponed in accordance with the terms hereof), (ii) in the case of the Form S-4 and the Proxy Statement, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective or any post-effective amendment thereto or to the Proxy Statement is declared effective, or (iii) in the case of the Scheme Booklet, on the date the Scheme Booklet is first mailed to Anaconda Shareholders, or at the time of the Scheme Meeting, with respect to each of the foregoing clauses (i) through (iii), contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and, in respect of the Scheme Booklet, be misleading or deceptive in any material respect (whether by omission or otherwise), including in the form and context in which it appears in the Scheme Booklet. If any information relating to Lion, New Topco or Anaconda, respectively, or any of their respective Subsidiaries, should be discovered by Lion or Anaconda which, in the reasonable judgment of Lion or Anaconda, respectively, should be set forth in an amendment of, or a supplement to, any of the Form S-4, the Proxy Statement or the Scheme Booklet so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, or, in respect of the Scheme Booklet, not be misleading or deceptive in any material respect (whether by omission or otherwise), including in the form and context in which it appears in the Scheme Booklet, the Party that discovers such information shall promptly notify the other Parties, and Lion or Anaconda shall cooperate in the prompt filing with (to the extent required by applicable Law) the SEC, the Jersey Financial Services Commission, ASIC, TSX or the Court (as applicable) of any necessary amendment of, or supplement to, the Scheme Booklet, the Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to the Anaconda Shareholders or Lion Stockholders (as applicable). The Scheme Booklet shall contain a responsibility statement to the effect that (A) Lion is responsible for the information about Lion, New Topco and their respective Subsidiaries contained in the Scheme Booklet and (B) Anaconda is responsible for the information about Anaconda, the Anaconda Subsidiaries and such other matters as Anaconda is responsible for under applicable Law, contained in the Scheme Booklet.

(e)               Subject to the other terms hereof, Lion shall, in accordance with applicable Law and the Lion Governing Documents and subject to Section 5.5(g), cause the Lion Special Meeting to be duly called and held as promptly as reasonably practicable after clearance of the Form S-4 by the SEC for the purpose of obtaining the Lion Stockholder Approval. Subject to Section 5.3, Lion shall, through the Lion Board of Directors, make the Lion Board Recommendation, include such Lion Board Recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Lion Stockholder Approval, unless in each case of the foregoing there has been a Lion Change of Recommendation in accordance with the terms of Section 5.3(e). Once Lion has established a record date for the Lion Special Meeting, Lion shall not, without the prior written consent of Anaconda (not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Lion Special Meeting; provided that Lion shall have the right, following consultation with Anaconda, to make one or more successive postponements, adjournments or other delays of the Lion Special Meeting of not more than 15 days individually (i) if, on a date for which the Lion Special Meeting is scheduled, Lion has not received proxies representing a sufficient number of Lion Shares to obtain the Lion Stockholder Approval, whether or not a quorum is present, or (ii) if insufficient Lion Shares would be represented at the Lion Special Meeting to constitute a quorum necessary to conduct the business of the Lion Special Meeting, (iii) if such adjournment, postponement or delay is reasonably determined to be required by applicable Law, including to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided or made available to Lion Stockholders or to permit dissemination of information which is material to the Lion Stockholders voting at the Lion Special Meeting and to give Lion Stockholders sufficient time to evaluate any such supplement or amendment or other information; provided, that the 15-day period provided for in this sentence will not apply to adjournment, postponement or delay pursuant to this clause (iii) and any such adjournment or postponement will allow for reasonable additional time (as reasonably determined by Lion in consultation with outside legal counsel), or (iv) if the Scheme Meeting has been adjourned or postponed by Anaconda in accordance with Section 5.5(f), to the extent necessary to enable the Lion Special Meeting and the Scheme Meeting to be held within a single period of 24 consecutive hours as contemplated by Section 5.5(g). Other than pursuant to clause (iii) or (iv) of the prior sentence or with the prior written consent of Anaconda, the Lion Special Meeting may not be adjourned or postponed to a date that is, in the aggregate, more than 60 days after the date for which the Lion Special Meeting was originally scheduled. Once Lion has established a record date for the Lion Special Meeting, Lion shall not change such record date or establish a different record date for the Lion Special Meeting without the prior written consent of Anaconda (not to be unreasonably withheld, conditioned or delayed), unless (x) following consultation with Anaconda, required to do so by applicable Law or the Lion Governing Documents, (y) Lion reasonably determines it is necessary or advisable to obtain the Lion Stockholder Approval or (z) it is required in connection with any adjournment or postponement of the Lion Special Meeting permitted by the preceding sentences (it being understood that in the case of this clause (z), Lion shall consult with and consider in good faith the views of Anaconda in connection with setting such new record date). Without the prior written consent of Anaconda, the approval of this Agreement shall be the only matter (other than (1) matters of procedure and matters required by applicable Law to be voted on by the Lion Stockholders in connection with the adoption of this Agreement or the Transactions (including a “say-on-golden-parachute” non-binding advisory vote) and (2) any required votes of the Lion Stockholders with respect to the contemplated governing documents of New Topco) that Lion shall propose to be acted on by the Lion Stockholders at the Lion Special Meeting. During the proxy solicitation period Lion shall keep Anaconda reasonably informed of the number of proxy votes received in respect of resolutions to be proposed at the Lion Special Meeting.

(f)                Subject to the other terms hereof, Anaconda shall, in accordance with applicable Law and as promptly as reasonably practicable, apply for an order of the Court pursuant to subsection 411(1) of the Australian Act directing Anaconda to convene the Scheme Meeting and, as soon as reasonably practicable after such order is made by the Court, request ASIC to register the explanatory statement included in the Scheme Booklet in relation to the Scheme in accordance with section 412(6) of the Australian Act, and, subject to Section 5.5(g), cause the Scheme Meeting to be duly called and held in accordance with such order of the Court and as promptly as reasonably practicable following the mailing of the Scheme Booklet (as approved by the Court) for the purposes of obtaining the Anaconda Shareholder Approval. Subject to Section 5.4, Anaconda shall, through the Anaconda Board of Directors, make the Anaconda Board Recommendation, include such Anaconda Board Recommendation in the Scheme Booklet, and solicit and use its reasonable best efforts to obtain the Anaconda Shareholder Approval, unless in each case of the foregoing there has been an Anaconda Change of Recommendation in accordance with the terms of Section 5.4(e). Once Anaconda has established a date for the Scheme Meeting, Anaconda shall not, without the prior written consent of Lion (not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Scheme Meeting; provided that Anaconda shall have the right, following consultation with Lion, to make one or more successive postponements, adjournments or delays of the Scheme Meeting of not more than 15 days individually (i) if, on a date for which the Scheme Meeting is scheduled, Anaconda has not received proxies representing a sufficient number of Anaconda Shares to obtain the Anaconda Shareholder Approval, whether or not a quorum is present, (ii) if such adjournment, postponement or delay is reasonably determined to be (x) required by applicable Law (including any Order of the Court), including to the extent necessary to ensure that any necessary supplement or amendment to the Scheme Booklet is provided or made available to Anaconda Shareholders or to permit dissemination of information which is material to the Anaconda Shareholders voting at the Scheme Meeting and to give Anaconda Shareholders sufficient time to evaluate any such supplement or amendment or other information, or (y) necessary or advisable in the event that one or more of the required Governmental Consents under Antitrust Laws or Investment Screening Laws required to be obtained pursuant to the Condition in paragraph 1(h) of Exhibit A and the status of which would be material to Anaconda Shareholders voting at the Scheme Meeting has not been obtained at such time; provided, that the 15-day period provided for in this sentence will not apply to adjournment or postponement pursuant to this clause (ii) and any such adjournment or postponement will allow for reasonable additional time (as reasonably determined by Anaconda in consultation with outside legal counsel), (iii) if insufficient Anaconda Shares would be represented at the Scheme Meeting to constitute a quorum necessary to conduct the business of the Scheme Meeting or (iv) if the Lion Special Meeting has been adjourned or postponed by Lion in accordance with Section 5.5(e), to the extent necessary to enable the Scheme Meeting and the Lion Special Meeting to be held within a single period of 24 consecutive hours as contemplated by Section 5.5(g). Other than pursuant to clause (ii) or (iv) of the prior sentence or with the prior written consent of Lion, the Scheme

Meeting may not be adjourned or postponed to a date that is, in the aggregate, more than 60 days after the date for which the Scheme Meeting was originally scheduled. Once Anaconda has established a record date for the Scheme Meeting, Anaconda shall not change such record date or establish a different record date for the Scheme Meeting without the prior written consent of Lion (not to be unreasonably withheld, conditioned or delayed), unless (x) following consultation with Lion, required to do so by the Court, applicable Law or the Anaconda Governing Documents, (y) Anaconda reasonably determines it is necessary or advisable to obtain the Anaconda Shareholder Approval or (z) it is required in connection with any adjournment or postponement of the Scheme Meeting permitted by the preceding sentences (it being understood that in the case of this clause (z), Anaconda shall consult with and consider in good faith the views of Lion in connection with setting such new record date). Without the prior written consent of Lion, the approval of the Scheme shall be the only matter (other than (A) matters of procedure and matters required by applicable Law to be voted on by the Anaconda Shareholders in connection with the approval of the Scheme or the Transactions and (B) any required votes of the Anaconda Shareholders with respect to the contemplated governing documents of New Topco) that Anaconda shall propose to be acted on by the Anaconda Shareholders at the Scheme Meeting. During the proxy solicitation period, Anaconda shall keep Lion reasonably informed of the number of proxy votes received in respect of resolutions to be proposed at the Scheme Meeting. Anaconda shall request that the Court hold the Second Court Hearing as promptly as reasonably practicable following the Anaconda Shareholder Approval.

(g)               Notwithstanding anything to the contrary herein, it is the intention of the Parties that, and each of the Parties shall cooperate and use their reasonable best efforts to cause that, the date and time of the Lion Special Meeting and the Scheme Meeting shall be coordinated such that they occur within a single period of 24 consecutive hours, and in any event as close in time as possible, and at a time (taking into account scheduled Court recess) such that the Second Court Hearing could be held promptly thereafter.

ARTICLE VI.
ADDITIONAL AGREEMENTS

Section 6.1.          Access; Confidentiality; Notice of Certain Events.

(a)               From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, subject to the Confidentiality Agreement, each Party shall, and shall cause each of its Subsidiaries to, (x) afford any other Party and its Representatives reasonable access during normal business hours and upon reasonable advance notice to the properties, offices, books, Contracts, commitments, personnel and records of the applicable Party and its Subsidiaries and (y) furnish reasonably promptly to any other Party and its Representatives such information (financial or otherwise) concerning its business, properties and personnel as such other Party may reasonably request. To the extent reasonably required in connection with the development of the post-closing integration plan pursuant to Section 6.11, each Party shall, and shall cause each of its Subsidiaries to, afford to any other Party and its Representatives reasonable access during normal business hours and upon reasonable advance notice to the personnel of the applicable Party and its Subsidiaries and (y) furnish reasonably promptly to such other Party and its Representatives such information (financial or otherwise) concerning its business and personnel as such other Party may reasonably request.

(b)               Lion shall give prompt notice to Anaconda (x) of any notice or other communication received by Lion or any of the Lion Subsidiaries from any Governmental Entity in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to Lion, Anaconda or their respective Subsidiaries, or (y) of any Proceeding commenced or, to Lion’s knowledge, threatened, against Lion or any Lion Subsidiary or otherwise relating to, involving or affecting Lion or any Lion Subsidiary, in each case in connection with, arising from or otherwise relating to the Transactions. Anaconda shall give prompt notice to Lion (x) of any notice or other communication received by Anaconda or any of the Anaconda Subsidiaries from any Governmental Entity in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to Lion, Anaconda or their respective Subsidiaries, or (y) of any Proceeding commenced or, to Anaconda’s knowledge, threatened, against Anaconda or any Anaconda Subsidiary or otherwise relating to, involving or affecting Anaconda or any Anaconda Subsidiary, in each case in connection with, arising from or otherwise relating to the Transactions.

(c)               Notwithstanding the foregoing, no Party shall be required by this Section 6.1 to provide another Party or its Representatives with access to such properties, offices, books, Contracts, commitments, personnel and records, or to furnish any such information, (i) the disclosure of which would violate any applicable Law (provided however that the applicable Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any such Law), or (ii) that is subject to any attorney-client, attorney work product or other legal privilege (provided however that the applicable Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each Party shall not be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a “Phase II”) of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party (which may be granted or withheld in such other Party’s sole discretion).

(d)               The failure to deliver any notice pursuant to Section 6.1(b) shall not result in or constitute a failure of any of the Conditions or the conditions set forth in Article VII or give rise to any right to terminate under Article VIII.

Section 6.2.          Filings; Other Actions; Notification.

(a)               Cooperation. Except where an alternative standard is required pursuant to the terms and conditions of this Agreement and subject to the limitations set forth in Section 6.2(b), Anaconda and Lion shall cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things necessary, proper or advisable on its part under this Agreement to consummate and make effective the Transactions as promptly as reasonably practicable (and in any event prior to the End Date), including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing as promptly as reasonably practicable after the date of this Agreement the notifications, filings and other information required to be filed under any applicable Antitrust Laws or Investment Screening Laws with respect to the Transactions, including the CFIUS Notice) and to obtain as promptly as reasonably practicable (and in any event prior to the End Date) all consents, registrations, approvals, permits, expirations or terminations of waiting periods and authorizations necessary or advisable to be obtained from any Governmental Entity and any third party, in each case in order to consummate the Transactions, including the CFIUS Approval. In furtherance and not in limitation of the foregoing (but subject to the limitations set forth in Section 6.2(b)), each of the Parties shall use its reasonable best efforts to resolve as promptly as reasonably practicable (and in any event prior to the End Date) such objections, if any, as may be asserted by any Governmental Entity in connection with any applicable Laws with respect to the Transactions. Subject to applicable Laws relating to the exchange of information, each of Anaconda and Lion shall (i) have the right to review in advance and, to the extent practicable and permitted by applicable Law, each will consult the other on, any filing made with, or written materials submitted to, any third party or Governmental Entity in connection with the Transactions, (ii) provide the other with copies of all material substantive written correspondence between it (or its Subsidiaries or its or their respective Representatives) and any Governmental Entity relating to the Transactions, (iii) consult and reasonably cooperate with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of such Party in connection with any applicable Law prior to their submission; provided that materials furnished pursuant to this Section 6.2 may be redacted as necessary to address reasonable attorney-client or other privilege concerns, or as necessary to address any applicable Law relating to the exchange of information.

(b)               Notwithstanding anything in this Agreement to the contrary:

(i)                 neither Anaconda nor any of its Subsidiaries shall be required to, and Lion may not and may not allow any of its Subsidiaries to, without the prior written consent of Anaconda: (A) give any guarantee or other consideration in respect of any Governmental Consent in connection with this Agreement or the Transactions; (B) litigate, pursue, defend or otherwise contest any Proceeding or Order relating to this Agreement or the Transactions; or (C) take or agree to take any action, or refrain or agree to refrain from taking any action, or offer, negotiate, accept, permit, become subject to or suffer to exist any action, restriction, condition, limitation, understanding, consent decree, hold separate order or other arrangement, that would reasonably be expected to: (1) require the sale, license, assignment, transfer or divestiture of any business or assets of any of Anaconda or Lion, or any of their respective Subsidiaries; or (2) limit, impair, alter, change or restrict Anaconda’s or Lion’s (or any of their respective Subsidiaries’) freedom of action or commercial practices with respect to, or its or their ability to retain, their respective businesses or any portion thereof (each of clauses (1) and (2), a “Restriction”), in each case of the immediately foregoing clauses (1) and (2) that, together with any other such action, would reasonably be expected to have a material and adverse impact on Anaconda and the Anaconda Subsidiaries, taken as a whole, or the benefits or synergies that Anaconda expects to realize from the Transactions; it being understood that Anaconda’s obligation to agree to any Restriction “as promptly as reasonably practicable” shall not preclude or restrict Anaconda from (I) engaging in discussions or negotiations with any applicable Governmental Entity regarding the requirement, scope or terms of such divestiture or other

Restriction, or (II) subject to Section 6.2(b)(ii), engaging in litigation (including any appeals) with any Governmental Entity relating to the matters contemplated by this Section 6.2; provided, that in exercising the foregoing rights in clause (I) and (II), Anaconda shall act reasonably and as promptly as reasonably practicable and in a manner that would not reasonably be expected to delay the consummation of the Transactions beyond the End Date, and, prior to taking such action, consult with Lion; and

(ii)              neither Lion nor any of its Subsidiaries shall be required to, and Anaconda may not and may not allow any of its Subsidiaries to, without the prior written consent of Lion: (A) give any guarantee or other consideration in respect of any Governmental Consent in connection with this Agreement or the Transactions; (B) litigate, pursue, defend or otherwise contest any Proceeding or Order relating to this Agreement or the Transactions; or (C) take or agree to take any action, or refrain or agree to refrain from taking any action, or offer, negotiate, accept, permit, become subject to or suffer to exist any action, restriction, condition, limitation, understanding, consent decree, hold separate order or other arrangement, that would reasonably be expect to constitute a Restriction that, together with any other such action, would reasonably be expected to have a material and adverse impact on Lion and the Lion Subsidiaries, taken as a whole, or the benefits or synergies that Lion expects to realize from the Transactions; it being understood that Lion’s obligation to agree to any Restriction “as promptly as reasonably practicable” shall not preclude or restrict Lion from (I) engaging in discussions or negotiations with any applicable Governmental Entity regarding the requirement, scope or terms of such divestiture or other Restriction, or (II) subject to Section 6.2(b)(i), engaging in litigation (including any appeals) with any Governmental Entity relating to the matters contemplated by this Section 6.2; provided, that in exercising the foregoing rights in clause (I) and (II), Lion shall act reasonably and as promptly as reasonably practicable and in a manner that would not reasonably be expected to delay the consummation of the Transactions beyond the End Date, and, prior to taking such action, consult with Anaconda.

(iii)            In no event shall Anaconda, Lion or their respective Subsidiaries be required to propose, commit to or effect any Restriction (and neither Anaconda nor Lion and their respective Subsidiaries shall propose, commit to or effect any Restriction without the prior written consent of the other Party, which may, subject to this Section 6.2, be withheld in such Party’s sole discretion) with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Scheme Effectiveness or the Merger Closing.

(c)               Subject to the terms of Section 6.12 and except as otherwise expressly set forth herein or in the Lion Disclosure Letter or the Anaconda Disclosure Letter, Lion and Anaconda shall cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to cause all notices to be given to, and all consents to be obtained from, all Persons required pursuant to any material Contract to which such Party is a party in connection with the Transactions or any other Contract for which consent is reasonably necessary, proper or advisable to consummate the Transactions and the other Party requests such Party to obtain, as promptly as reasonably practicable; provided, however, that none of Lion, Anaconda nor any of their respective Subsidiaries shall have any obligation to (i) amend or modify any Contract for the purpose of obtaining such a consent, (ii) pay any consideration to or make any accommodation for any Person for the purpose of obtaining such a consent, (iii) pay any costs and expenses of any Person resulting from the process of obtaining such a consent or (iv) commence any Proceeding to obtain such a consent, and neither Lion nor Anaconda shall, without the prior written consent of the other party, take any such action if it would be commercially unreasonable to do so.

(d)               Except as otherwise required under this Agreement, each of Lion and Anaconda shall not (and shall cause its Subsidiaries and affiliates not to) acquire or agree to acquire any business, or a substantial portion of the assets or equity of any business, if such acquisition would be reasonably likely to prevent or materially delay the Scheme Effectiveness or the Merger Closing.

Section 6.3.          Publicity. To the extent permitted by applicable Law and subject to the immediately following sentence, Lion and Anaconda shall consult with each other and consider in good faith the comments of the other before, directly or indirectly, issuing or causing the publication of any press release or making any other public announcement or public communication with respect to the Transactions and, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or make such other announcement or communication, shall not take any such action without the prior written consent of the other Party. Notwithstanding the foregoing, neither Lion nor Anaconda will be required to consult with or obtain the consent of the other Party with respect to any such press release, public announcement or other public communication (a) if the Lion Board of Directors has effected a Lion Change of Recommendation in accordance with Section 5.3 and such release, announcement or communication relates thereto, (b) if the Anaconda Board of Directors has effected an Anaconda Change of Recommendation in accordance with Section 5.4 and such release, announcement or communication relates thereto, (c) if the information contained therein substantially reiterates (and is not inconsistent with) previous press releases, announcements or communications made by Anaconda and Lion in compliance with this Section 6.3 or (d) in connection with any dispute between the Parties regarding this Agreement or the Transactions.

Section 6.4.          Directors’ and Officers’ Insurance and Indemnification. In furtherance and not in limitation of any rights that the past and present directors and officers of Lion and its Subsidiaries (collectively, the “Lion Indemnified Parties”) and the past and present directors and officers of Anaconda and its Subsidiaries (collectively, the “Anaconda Indemnified Parties” and, together with the Lion Indemnified Parties, the “Indemnified Parties”) may otherwise be entitled to pursuant to those agreements set forth on Section 6.4 of the Lion Disclosure Letter (in the case of the Lion Indemnified Parties) or Section 6.4 of the Anaconda Disclosure Letter (in the case of the Anaconda Indemnified Parties):

(a)               From and after the Effective Time, New Topco shall, or shall cause the Surviving Corporation (in the case of the Lion Indemnified Parties) and Anaconda (in the case of the Anaconda Indemnified Parties) to, indemnify and hold harmless all Indemnified Parties against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any actual or threatened Proceeding to each Indemnified Party to the fullest extent permitted by applicable Law and pursuant to the Lion Governing Documents or the organizational documents of any Lion Subsidiary (with respect to past and present directors and officers of Lion and its Subsidiaries), the Anaconda Governing Documents or the organizational documents of any Anaconda Subsidiary (with respect to past and present directors and officers of Anaconda and its Subsidiaries) or any indemnification agreements, if any, in existence on the date of this Agreement and set forth on Section 6.4 of the Lion Disclosure Letter or the Anaconda Disclosure Letter, respectively; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer or director of Lion, Anaconda or any of their respective Subsidiaries or of any Person serving at the request of Lion, Anaconda or any of their respective Subsidiaries as a director, officer, employee or agent of another Person, to the fullest extent permitted by applicable Law and provided pursuant to the Lion Governing Documents or the organizational documents of any Lion Subsidiary (with respect to past and present directors and officers of Lion and its Subsidiaries), the Anaconda Governing Documents or the organizational documents of any Anaconda Subsidiary (with respect to past and present directors and officers of Anaconda and its Subsidiaries) or any indemnification agreements, if any, in existence on the date of this Agreement.

(b)               The Parties agree that after the Effective Time all rights to elimination or limitation of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) or in any agreement, if any, in existence on the date of this Agreement shall survive the Merger and shall continue in full force and effect in accordance with their terms. For seven years after the Effective Time, New Topco shall cause to be maintained in effect the provisions in (i) the Lion Governing Documents and the organizational documents of any Lion Subsidiary that are in existence on the date of this Agreement (with respect to past and present directors and officers of Lion and its Subsidiaries), (ii) the Anaconda Governing Documents or the organizational documents of any Anaconda Subsidiary that are in existence on the date of this Agreement (with respect to past and present directors and officers of Anaconda and its Subsidiaries) and (iii) any other agreements of Lion, Anaconda or any of their respective Subsidiaries with any Indemnified Party, if any, in existence on the date of this Agreement and set forth on Section 6.4 of the Lion Disclosure Letter or the Anaconda Disclosure Letter, respectively, in each case, regarding elimination or limitation of liability, indemnification of officers, directors, employees and agents or other fiduciaries and advancement of expenses, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time without the consent of such Indemnified Party.

(c)               At or prior to the Effective Time, Lion and Anaconda shall be permitted to, and if Lion or Anaconda is unable to, New Topco shall, purchase a prepaid directors’ and officers’ liability “tail” insurance policy or other comparable directors’ and officers’ liability and fiduciary liability policies, in each case providing coverage for claims asserted prior to and for seven years after the Effective Time with respect to any matters existing or occurring at or prior to the Effective Time (and, with respect to claims made prior to or during such period, until final resolution thereof), with levels of coverage, terms, conditions, retentions and limits of liability that are at least as favorable as those contained in Lion’s or Anaconda’s (as applicable) directors’ and officers’ insurance policies and fiduciary liability insurance policies in effect as of the date hereof (the “D&O Insurance”); provided that (x) neither Lion or Anaconda may purchase D&O Insurance if the aggregate annual cost exceeds 300% of the current annual premium paid by Lion or Anaconda (as applicable) and (y) if the aggregate annual cost for such insurance coverage exceeds 300% of the current annual premium paid by Lion or Anaconda (as applicable), New Topco shall instead be obligated to obtain D&O Insurance with the best available coverage with respect to matters occurring at or prior to the Effective Time for an aggregate annual cost of 300% of the current annual premium.

(d)               In the event New Topco, the Surviving Corporation or Anaconda or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of New Topco, the Surviving Corporation or Anaconda, as the case may be, shall assume the obligations set forth in this Section 6.4. The rights and obligations under this Section 6.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The provisions of this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The rights of each Indemnified Party under this Section 6.4 shall be in addition to any rights such individual may have under the Delaware Code, the Australian Act, the Companies (Jersey) Law 1991, the Lion Governing Documents or the organizational documents of any Lion Subsidiary, the Anaconda Governing Documents or the organizational documents of any Anaconda Subsidiary, the organizational documents of New Topco or any indemnification agreements set forth on Section 6.4 of the Lion Disclosure Letter or Section 6.4 of the Anaconda Disclosure Letter.

Section 6.5.          Takeover Statutes. If any Takeover Statute applicable to Lion or any Lion Subsidiary is or may become applicable to this Agreement or the Transactions, Lion and the Lion Board of Directors, in reasonable consultation with Anaconda and with such reasonable assistance as may be required from Anaconda and the Anaconda Board of Directors, shall take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as reasonably practicable on the terms of this Agreement (but neither Lion nor the Lion Board of Directors will be required to take any action that would, or would be reasonably likely to, contravene any applicable Law). If any Takeover Statute applicable to Anaconda or any Anaconda Subsidiary is or may become applicable to this Agreement or the Transactions, Anaconda and the Anaconda Board of Directors, in reasonable consultation with Lion and with such reasonable assistance as may be required from Lion and the Lion Board of Directors, shall take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as reasonably practicable on the terms of this Agreement (but neither Anaconda nor the Anaconda Board of Directors will be required to take any action that would, or would be reasonably likely to, contravene any applicable Law).

Section 6.6.          Employee Benefits Matters.

(a)               During the period commencing at the Effective Time and ending on the earlier of the first anniversary of the Effective Time or December 31, 2024 (the “Continuation Period”), New Topco shall, or shall cause the Surviving Corporation, Anaconda or any applicable Subsidiary of New Topco to, provide the Continuing Employees with (i) base salary or hourly wage and short-term cash incentive bonus opportunity that, in each case, is no less than the base pay or hourly wage and short-term cash incentive bonus opportunity paid or made available, respectively, to the applicable Continuing Employee immediately prior to the Effective Time, (ii) severance benefits that are no less favorable to the applicable Continuing Employee than those applicable immediately prior to the Effective Time, and (iii) group employee benefits that are substantially similar in the aggregate to the group employee benefits provided to the Continuing Employees under either the Lion Benefit Plans or the Anaconda Benefit Plans, as applicable, immediately prior to the Effective Time.

(b)               Effective as of the Effective Time and to the extent permissible under applicable Law and the terms of the applicable benefit or compensation plan (provided, that to the extent not permissible under the terms of the applicable plan, the plan sponsor shall amend the applicable benefit or compensation plan to effectuate the provisions of this Section 6.6(b) or, if such benefit or compensation plan cannot be so amended, Anaconda and Lion shall consult to determine an appropriate benefit or compensation alternative to effectuate the intent of this Section 6.6(b)), for purposes of vesting, eligibility to participate and level of benefits under the Anaconda Benefit Plans or Lion Benefit Plans in which any employee of Anaconda or Lion or any of their respective Subsidiaries who continues to be employed by New Topco or its Subsidiaries immediately after the Effective Time (collectively, the “Continuing Employees”) participates during the Continuation Period (such benefit plans, collectively, the “New Plans”), each Continuing Employee shall be credited with his or her years of service with Lion, Anaconda or any of their respective Subsidiaries and their respective predecessors before the Effective Time to the extent such Continuing Employee was entitled, before the Effective Time, to credit for such service under any Anaconda Benefit Plan, Lion Benefit Plan or applicable Law, as applicable, for similar purposes prior to the Effective Time; provided that the foregoing shall not apply with respect to (i) to the extent that the employees of Anaconda and its Subsidiaries and the employees of Lion and its Subsidiaries are treated similarly, any defined benefit pension plan, (ii) any equity-based plan or arrangement, (iii) to the extent that the employees of Anaconda and its Subsidiaries and the employees of Lion and its Subsidiaries participating in the New Plan are treated similarly, the level of the employer contribution under any U.S. tax-qualified or non-qualified defined contribution plans, (iv) the determination of the level of benefits, including any employer subsidy, applicable to a Continuing Employee under any New Plan that provides retiree medical benefits, (v) any benefit plan that is frozen or for which participation is limited to a grandfathered population, (vi) if such service was recognized for similar purposes prior to the Effective Time, to the extent that its application would result in a Continuing Employee receiving service credit in excess of the maximum service credit that such Continuing Employee, respectively, could be credited for such similar purpose or (vii) to the extent that its application would result in a duplication of benefits or compensation with respect to the same period of service. Notwithstanding anything to the contrary within the foregoing sentence, nothing in this Section 6.6(b) shall be interpreted to prevent any Continuing Employee from receiving the full service credit for his or her years of service with Lion, Anaconda or any of their respective Subsidiaries and their respective predecessors before the Effective Time that was already provided to such individual within any benefit plan in which that Continuing Employee was participating in or was eligible to participate in immediately prior to the Effective Time.

(c)               Anaconda and Lion shall reasonably cooperate in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of Anaconda or Lion and their respective Subsidiaries in accordance with all applicable Laws and works council or other bargaining agreements, if any.

(d)               Between the date of this Agreement and the Effective Time, Lion and Anaconda shall use their commercially reasonable efforts to cooperate with each other as necessary to enable the Parties to comply with the provisions of this Section 6.6 and to furnish to one another such information regarding employment and benefits (including information related to the provision of services by any third-party vendors) as the other may from time to time reasonably request.

(e)               Lion and Anaconda shall provide each other with a copy of any material written communications intended for broad-based and general distribution to any current or former employees of Lion, Anaconda or any of their respective Subsidiaries if such communications relate to any of the Transactions, and will provide the other Party with a reasonable opportunity to review and comment on such communications prior to distribution.

(f)                Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Anaconda, the Surviving Corporation or any of their respective affiliates, or shall interfere with or restrict in any way the rights of Anaconda, the Surviving Corporation or any of their respective affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee or any other Person at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Anaconda, the Surviving Corporation or any of their respective affiliates and the Continuing Employee; any severance, benefit or other applicable plan or program covering such Continuing Employee; or applicable Law. Without limiting the generality of Section 9.10 and notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.6, express or implied, shall (i) be deemed or construed to establish, terminate or be an amendment or other modification of any Lion Benefit Plan, Anaconda Benefit Plan, New Plan or any other compensation or benefit plan, program, scheme, agreement, policy, Contract or arrangement, (ii) create any third party rights or remedies of any nature whatsoever in any current or former employee, director, or service provider of Lion, Anaconda or their affiliates (or any beneficiaries or dependents thereof) or any other Person who is not a Party to this Agreement, (iii) limit or otherwise prevent or restrict New Topco, the Surviving Corporation, or any applicable Subsidiary of New Topco from providing compensation, benefits, and other employment terms and conditions to Continuing Employees in accordance with the requirements of applicable Law or Contract with any Labor Organization or (iv) alter or limit the ability of New Topco, the Surviving Corporation, Anaconda or any of their respective affiliates to establish, amend, modify or terminate any Lion Benefit Plan, Anaconda Benefit Plan, New Plan or other compensation or benefit plan, program, scheme, agreement, policy, Contract or arrangement at any time assumed, established, sponsored or maintained by any of them.

Section 6.7.          Rule 16b-3. Prior to the Effective Time, Lion and New Topco shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Lion equity securities (including derivative securities) and acquisitions of New Topco equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of Lion subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Lion or New Topco, as applicable, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.8.          Transaction Litigation; Notices. Each of Anaconda and Lion shall promptly notify the other of any shareholder demands, litigations, arbitrations or other similar Proceedings (including derivative claims) commenced against it, any of its Subsidiaries or its or their respective directors or officers, in each case by any shareholder of Anaconda or Lion, as applicable, relating to this Agreement or any of the Transactions (collectively, the “Transaction Litigation”) and shall keep the other Party reasonably informed regarding any Transaction Litigation. Each of Anaconda and Lion shall have the right to participate in, but not control, the defense of any Transaction Litigation brought against the other Party, any of its Subsidiaries or its or their directors or officers and the Party controlling such defense shall consult with the other Party regarding the defense of any such Transaction Litigation and take into consideration all of such other Party’s reasonable comments or requests with respect to such Transaction Litigation. Prior to the Merger Closing, neither Lion nor any Lion Subsidiary shall settle, offer to settle or otherwise permit or participate in, directly or indirectly, the settlement or offer or settlement of any such Transaction Litigation without the prior written consent of Anaconda, such consent not to be unreasonably withheld, conditioned or delayed. Prior to the Scheme Implementation, neither Anaconda nor any Anaconda Subsidiary shall settle, offer to settle or otherwise permit or participate in, directly or indirectly, the settlement or offer or settlement of any such Transaction Litigation without the prior written consent of Lion, such consent not to be unreasonably withheld, conditioned or delayed. In the event, and to the extent of, any conflict or overlap between the provisions of this Section 6.8 and Section 5.1 or Section 5.2, the provisions of this Section 6.8 shall control.

Section 6.9.          Listing.

(a)               Delisting and Deregistration Matters.

(i)                 Prior to the Effective Time, Lion shall take all actions as may be necessary, proper or advisable under applicable Law and the rules and policies of NYSE such that the delisting of the Lion Shares from the NYSE and the deregistration of the Lion Shares under the Exchange Act shall occur as promptly as reasonably practicable after the Effective Time.

(ii)              Except to the extent required to comply with applicable Law, Anaconda shall not take any action within its control to cause Anaconda Shares to cease being quoted on ASX or to become suspended from quotation prior to the Scheme Effective Date.

(iii)            Anaconda will (A) apply to ASX to suspend trading in Anaconda Shares with effect from the close of trading on the Scheme Effective Date, (B) apply to TSX to delist Anaconda from TSX with effect on and from the close of trading on the Scheme Effective Date, or such other date as Lion and Anaconda may agree, acting reasonably, following consultation with TSX, and (C) apply to ASX to remove Anaconda from the official list of ASX with effect on and from the close of trading on the trading day immediately following the Scheme Implementation Date, or such other date as Lion and Anaconda may agree, acting reasonably, following consultation with ASX. Anaconda will use its reasonable best efforts to cease being a reporting issuer in each of the jurisdictions in Canada where it is currently a reporting issuer as promptly as practicable after the Scheme Implementation Date.

(b)               Exchange Listing. New Topco, Lion and Anaconda shall use their respective reasonable best efforts to cause the New Topco Shares (including those New Topco Shares issued in connection with the CDIs) and CDIs to be issued pursuant to the Merger and the Scheme and in accordance with this Agreement, the Scheme, the Deed Poll and the Form S-4 to be approved for listing on the date of the Merger Closing on the NYSE (in the case of New Topco Shares) and on the trading day following the Scheme Effectiveness on ASX (in the case of CDIs), subject to official notice of issuance in the case of the NYSE and admission to quotation in the case of ASX; provided that until the Scheme Implementation Date the CDIs will trade on ASX on a deferred settlement basis. If any of the Parties discovers that an amendment or supplement to documents or other information filed with the NYSE or ASX should be filed pursuant to applicable Law, or so that any such documents or information would not include any misstatement of a material fact or any omission of any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that makes such discovery shall promptly notify the other Parties and each Party shall use reasonable best efforts to cause an appropriate amendment or supplement to be filed with the NYSE and ASX, as applicable, and, to the extent required by applicable Law, to cause such information to be made public.

(c)               Indices. New Topco, Lion and Anaconda shall use their respective reasonable best efforts to seek the inclusion after the Effective Time of the New Topco Shares (including those New Topco Shares issued in connection with the CDIs) and the CDIs in an S&P index (in the case of the New Topco Shares) and the ASX 200 index (in the case of the CDIs).

Section 6.10.      New Topco Governing Documents; New Topco Capital Increase.

(a)               The Parties will take all such actions necessary such that, effective upon and following the Effective Time (but, in the case of Section 6.10(a)(i), (x) and (xi), effective prior to the Scheme Effectiveness):

(i)                 The name, ticker symbol and headquarters location of New Topco as of the Effective Time will be mutually determined in good faith by Lion and Anaconda prior to the Scheme Effectiveness.

(ii)              The New Topco Board shall consist of 14 directors, seven of whom shall be from the Anaconda Board of Directors and shall be nominated by Anaconda prior to the Scheme Effectiveness (the “Anaconda Nominees”) and seven of whom (the “Lion Nominees”) shall be from the Lion Board of Directors, including the Chief Executive

Officer of Lion as of immediately prior to the Effective Time, and shall be nominated by Lion prior to the Scheme Effectiveness.

(iii)            The initial Chairman of the New Topco Board shall be the Chairman of the Anaconda Board of Directors as of immediately prior to the Scheme Implementation.

(iv)             The initial Chief Executive Officer and Chief Financial Officer of New Topco shall be the Chief Executive Officer and Chief Financial Officer, respectively, of Lion as of immediately prior to the Effective Time.

(v)               The executive leadership structure of New Topco (other than the Chief Executive Officer and Chief Financial Officer) as of the Effective Time will be mutually determined in good faith by Lion and Anaconda prior to the Scheme Effectiveness, and the persons to fill such positions as of the Effective Time will be mutually determined in good faith by Lion and Anaconda prior to the Scheme Effectiveness with the objective of filling such positions with the most qualified persons.

(vi)             New Topco’s applicable corporate governance policies as of the Effective Time shall require that there be a mandatory retirement age of 75 for the members of the New Topco Board.

(vii)          New Topco’s applicable corporate governance policies as of the Effective Time shall require that the New Topco Board have the following committees: an Audit Committee (the “Audit Committee”), a Compensation Committee (the “Compensation Committee”), a Nominating and Corporate Governance Committee (the “Nominating Committee”), a Sustainability Committee (the “Sustainability Committee”), and such other committees as determined by the New Topco Board from time to time.

(viii)        Each of the Chair of the Audit Committee and the Compensation Committee as of the Effective Time shall be an Anaconda Nominee, as determined by Anaconda prior to the Scheme Effectiveness.

(ix)             Each of the Chair of the Nominating Committee and the Sustainability Committee as of the Effective Time shall be a Lion Nominee, as determined by Lion prior to the Scheme Effectiveness.

(x)               New Topco shall become a public limited company incorporated under the Laws of the Bailiwick of Jersey in accordance with the Steps Plan and shall remain as such until the Effective Time.

(xi)             The Memorandum of Association and Articles of Association of New Topco shall, as of immediately prior to the Scheme Effectiveness and until amended after the Effective Time in accordance with their terms, be as set forth on Exhibit E.

(b)               Prior to the approval of the Form S-4 by the SEC, the Parties agree to take all corporate action, and New Topco shall take or cause to be taken all such steps (if any), as may be required for New Topco to issue the New Topco Shares in respect of the Scheme and the Merger (the “New Topco Capital Increase”), including the due passing of related shareholders resolutions and board resolutions. Prior to the Effective Time, the Parties agree to take all action for New Topco to adopt an equity incentive plan that is reasonably and mutually acceptable to Anaconda and Lion to implement the provisions of Section 1.5 and Section 2.9.

(c)               The Parties shall use their respective reasonable best efforts such that, effective immediately (and in any event as promptly as reasonably practicable) following the Effective Time, the sole jurisdiction of tax residence of New Topco shall be the Republic of Ireland.

Section 6.11.      Integration Planning. As promptly as reasonably practicable after the date hereof, the Chief Executive Officer of Anaconda and the Chief Executive Officer of Lion and such other individuals as shall be jointly designated by the Chief Executive Officer of Anaconda and the Chief Executive Officer of Lion will, in good faith and subject to applicable Law, work to develop a post-closing integration plan. Neither Party shall have control over any other Party’s operations, business or decision-making before the Effective Time, and control over all such matters shall remain in the hands of the relevant Party, in each case subject to the terms and conditions of this Agreement.

Section 6.12.      Financing Cooperation. During the period from the date of this Agreement to the Effective Time, the Parties shall cooperate in good faith to mutually determine and use their respective reasonable best efforts to implement any necessary, appropriate or desirable actions and arrangements in anticipation of the consummation of the Transactions regarding each Party’s and its Subsidiaries’ Indebtedness and all credit agreements, indentures, notes or other documents or instruments governing or relating to such Indebtedness, including arrangements by way of amendments, consents, offers to exchange, offers to purchase, redemption, payoff, new financing or otherwise and with respect to refinancing, retaining, repaying or terminating a Party’s or its Subsidiaries’ Indebtedness and the credit agreements, indentures, notes or other documents governing or relating to such Indebtedness (including, if and as applicable, the delivery of all required notices and taking of all customary actions reasonably necessary to facilitate the termination of commitments under, repayment in full of and release of any Lien, if any, in each case at the Effective Time).

Section 6.13.      Tax Matters.

(a)               Prior to the Effective Time, none of Anaconda, the Anaconda Subsidiaries, Lion, the Lion Subsidiaries or the New Topco Parties shall take or cause to be taken, or fail to take or cause to be taken, any action, which action or failure to act could reasonably be expected to (i) prevent the Merger and the Scheme from qualifying for the Intended Tax Treatment or (ii) cause New Topco to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation pursuant to Section 7874 and the Treasury Regulations promulgated thereunder, in each case, as a result of the Transactions. Except as otherwise required by applicable Law, the Parties shall, and shall cause their affiliates to, treat, for U.S. federal income tax purposes, (A) the Transactions consistently with the Intended Tax Treatment and (B) New Topco as a foreign corporation for U.S. federal income tax purposes. No party shall, or shall permit its affiliates to, take any position for Tax purposes inconsistent therewith, except to the extent otherwise required by applicable Law. Each Party agrees that this Agreement constitutes, and is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). Notwithstanding any provision in this Agreement to the contrary, none of Anaconda, the Anaconda Subsidiaries, Lion, the Lion Subsidiaries, the New Topco Parties or the Surviving Corporation shall have any liability or obligation to any holder of Lion Shares or Anaconda Shares should the Merger or the Scheme fail to qualify for the Intended Tax Treatment or should New Topco be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation pursuant to Section 7874 or the Treasury Regulations promulgated thereunder.

(b)               Each Party shall promptly notify the other Party in writing if, before the Effective Time, such Party knows or has reason to believe that (i) the Merger and the Scheme may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate the Merger qualifying for the Intended Tax Treatment) or (ii) New Topco may be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation pursuant to Section 7874 and the Treasury Regulations promulgated thereunder, in each case as a result of the Transactions. If, due to any change in applicable Law prior to the Effective Time, New Topco would be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation pursuant to Section 7874 of the Code and the Treasury Regulations promulgated thereunder, in each case, as a result of the Transactions, the Parties shall work together in good faith to change the method or structure of effecting the combination of Lion and Anaconda (including the provisions of Article I and Article II) as necessary to prevent such result while preserving the relative economics of the Parties, the Anaconda Shareholders and the Lion Stockholders in all material respects. The Parties agree to reflect any such change in an appropriate amendment to this Agreement executed by the Parties in accordance with Section 9.1.

(c)               Each Party shall use reasonable best efforts to cause its officers to execute and deliver to Sidley Austin LLP and/or Davis Polk & Wardwell LLP, as applicable, customary tax representation letters in form and substance reasonably satisfactory to such advisor at such time or times as such advisor shall reasonably request, including (i) on the date the Proxy Statement or the Form S-4, as applicable, shall have been declared effective by the SEC, (ii) on such other date(s) as determined reasonably necessary by such advisor in connection with the preparation and filing of the Proxy Statement or the Form S-4, (iii) at the Merger Closing and (iv) on such other dates as determined reasonably necessary or appropriate by such advisor.

(d)               New Topco and Lion shall, and shall cause the Surviving Corporation to, comply with the reporting requirements of Treasury Regulations Section 1.367(a)-3(c)(6) and shall use commercially reasonable efforts to make arrangements with each “five-percent transferee shareholder” of New Topco within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii) that informs New Topco that it intends to enter into, or has entered into, a gain recognition agreement with the IRS under Treasury Regulations Section 1.367(a)-8 with respect to any of the Transactions intended to reasonably ensure that such shareholder will be informed of any disposition of any property that would require the recognition of gain under such shareholder’s gain recognition agreement entered into under Treasury Regulations Section 1.367(a)-8.

(e)               New Topco shall cause Irish IntermediateCo to elect, as of the formation date for Irish IntermediateCo, to be classified for U.S. federal income tax purposes as a foreign eligible entity disregarded as separate from its sole owner, and neither New Topco, Lion nor Irish IntermediateCo shall change or otherwise revoke such election on or prior to the Effective Time.

Section 6.14.      Appeal Process. If the Court refuses to make any orders directing Anaconda to convene the Scheme Meeting or approving the Scheme, Lion and Anaconda shall:

(a)               consult with each other in good faith as to whether to appeal the Court’s decision; and

(b)               appeal the Court decision unless Lion and Anaconda agree otherwise or an independent senior counsel opines that, in his or her view, an appeal would have no reasonable prospect of success.

Section 6.15.      Steps Plan. Each Party hereby agrees to effect the transactions set forth on the Steps Plan in the manner set forth therein for purposes of effecting the Scheme Effectiveness, Scheme Implementation and the Merger Closing.

Section 6.16.      Fiscal Year End. Each Party hereby agrees to use commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things necessary, proper or advisable, to establish and maintain that, following the Merger Closing, the fiscal year end for New Topco shall be December 31, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings.

Section 6.17.      Joinder Agreements. The Parties hereby agree that upon the execution by each of Irish IntermediateCo and U.S. Merger Sub of the Joinder Agreements, such Party shall become entitled to, and subject to, all of the rights and obligations of “Irish IntermediateCo” or “U.S. Merger Sub,” as the case may be, under this Agreement.

Section 6.18.      Other Agreements. The Parties hereby agree to the matters set forth on Section 6.18 of the Anaconda Disclosure Letter and Section 6.18 of the Lion Disclosure Letter.

ARTICLE VII.
CONDITIONS

Section 7.1.          Scheme Conditions. The Conditions are hereby incorporated in and shall constitute a part of this Agreement.

Section 7.2.          Merger Conditions. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver by such Party of the following condition: the Scheme Implementation shall have occurred.

Section 7.3.          Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Transactions or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1 or 7.2 or Exhibit A, as the case may be, to be satisfied if such Party’s (or, in the case of Lion, a New Topco Party’s) breach in any material respect of any representation, warranty, covenant or agreement set forth in this Agreement was the principal cause of such failure.

ARTICLE VIII.
TERMINATION

Section 8.1.          Termination. This Agreement may be terminated and the Scheme, the Merger and the other Transactions may be abandoned at any time prior to the Scheme Effectiveness (or, solely in the case of Section 8.1(a), Section 8.1(d) or Section 8.1(g), at any time prior to the Effective Time) and (except in the case of Section 8.1(b)(ii), Section 8.1(b)(iii), Section 8.1(c)(ii), Section 8.1(c)(iii), Section 8.1(c)(iv), Section 8.1(e) and Section 8.1(f)) whether before or after the Anaconda Shareholder Approval or the Lion Stockholder Approval have been obtained:

(a)               by mutual written consent of Anaconda and Lion;

(b)

(i)                 by Lion (provided that any of Lion, or a New Topco Party is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement which breach would give rise to the failure of the Conditions in paragraphs 2(a) or 2(b) of Exhibit A), if Anaconda shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of the Conditions in paragraphs 3(a) or 3(b) of Exhibit A and (B) is either incapable of being cured or is not cured by the earlier of (x) the End Date and (y) 30 days following written notice by Lion thereof;

(ii)              by Lion, prior to the receipt of the Lion Stockholder Approval, if there has occurred a Lion Change of Recommendation pursuant to Section 5.3(e)(iv); provided that prior to or concurrently with such termination Lion pays or causes to be paid to Anaconda the Lion Termination Fee; or

(iii)            by Lion, prior to the receipt of the Lion Stockholder Approval, if there has occurred a Lion Change of Recommendation in response to a Lion Intervening Event pursuant to Section 5.3(e)(v); provided that prior to or concurrently with such termination Lion pays or causes to be paid to Anaconda the Lion Termination Fee;

(c)

(i)                 by Anaconda (provided that Anaconda is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement which breach would give rise to the failure of the Conditions in paragraphs 3(a) or 3(b) of Exhibit A), if Lion or a New Topco Party shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of the Conditions in paragraphs 2(a) or 2(b) of Exhibit A and (B) is either incapable of being cured or is not cured by the earlier of (x) the End Date and (y) 30 days following written notice by Anaconda thereof;

(ii)              by Anaconda, prior to the receipt of the Anaconda Shareholder Approval, if there has occurred an Anaconda Change of Recommendation pursuant to Section 5.4(e)(iii); provided that prior to or concurrently with such termination Anaconda pays or causes to be paid to Lion the Anaconda Termination Fee;

(iii)            by Anaconda, prior to the receipt of the Anaconda Shareholder Approval, if there has occurred an Anaconda Change of Recommendation in response to an Anaconda Intervening Event pursuant to Section 5.4(e)(iv); provided that prior to or concurrently with such termination Anaconda pays or causes to be paid to Lion the Anaconda Termination Fee; or

(iv)             by Anaconda, prior to the receipt of the Anaconda Shareholder Approval, if there has occurred an Anaconda Change of Recommendation following an Independent Expert Event pursuant to Section 5.4(e)(iv); provided that, in the case such Independent Expert Event is caused by the existence of an Anaconda Competing Proposal, prior to or concurrently with such termination Anaconda pays or causes to be paid to Lion the Anaconda Termination Fee;

(d)               by either Anaconda or Lion, if the Scheme Effectiveness shall not have occurred by 5:00 p.m. AWST, on the End Date; provided that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose material breach (or, in the case of Lion, a New Topco Party’s material breach) of any representation, warranty, covenant or agreement set forth in this Agreement has been the principal cause of the Scheme Effectiveness not occurring prior to the End Date;

(e)               by Anaconda, prior to the receipt of the Lion Stockholder Approval, if (i) there has occurred a Lion Change of Recommendation or (ii) an intentional and material breach of the first sentence of Section 5.5(e) by Lion shall have occurred;

(f)                by Lion, prior to the receipt of the Anaconda Shareholder Approval, if (i) there has occurred an Anaconda Change of Recommendation or (ii) an intentional and material breach of the first sentence of Section 5.5(f) by Anaconda shall have occurred;

(g)               by either Lion or Anaconda if (i) any Governmental Entity of competent jurisdiction shall have issued a final and non-appealable Order that is in effect and permanently restrains, enjoins or otherwise prohibits the consummation of the Merger or the Scheme or (ii) any Governmental Entity having jurisdiction over a Party shall have adopted a Law that is in effect that permanently makes illegal or otherwise permanently prohibits the consummation of the Merger or the Scheme (provided that if any such Law arises out of or relates to Antitrust Laws or Investment Screening Laws, such Law will only result in a right to terminate this Agreement pursuant to this Section 8.1(g)(ii) to the extent it would constitute a Material Restraint; provided, further, that, for clarity, notwithstanding anything to the contrary in the definition of Material Restraint, such Law must permanently prohibit or permanently make illegal the consummation of the Merger or the Scheme); provided that the right to terminate this Agreement pursuant to this Section 8.1(g) shall not be available to any Party whose material breach (or, in the case of Lion, a New Topco Party’s material breach) of any representation, warranty, covenant or agreement set forth in this Agreement has been the principal cause of such Order or Law;

(h)               by either Lion or Anaconda, if:

(i)                 the Anaconda Shareholder Approval shall not have been obtained at the Scheme Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; or

(ii)              the Lion Stockholder Approval shall not have been obtained at the Lion Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; or

(i)                 by either Anaconda or Lion, if the Court declines or refuses to make any orders directing Anaconda to convene the Scheme Meeting or declines or refuses to approve the Scheme, and either (subject to compliance with Section 6.14) (x) no appeal of the Court’s decision is made, or (y) on appeal, a court of competent jurisdiction issues a final and non-appealable ruling upholding the declination or refusal (as applicable) of the Court; provided that the right to terminate this Agreement pursuant to this Section 8.1(i) shall not be available to any Party whose material breach (or, in the case of Lion, a New Topco Party’s material breach) of any representation, warranty, covenant or agreement set forth in this Agreement has been the principal cause of such declination or refusal.

Section 8.2.          Effect of Termination.

(a)               In the event this Agreement is terminated pursuant to Section 8.1, written notice thereof shall be given to the other Parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and, except as set forth in this Section 8.2 and as set forth in Section 9.2, this Agreement shall become void and of no effect with no liability on the part of any Party (or of any of its respective Representatives); provided that no such termination shall relieve (i) Lion from any obligation to pay, if applicable, the Lion Termination Fee pursuant to Section 8.2(b) or (ii) Anaconda from any obligation to pay, if applicable, the Anaconda Termination Fee pursuant to Section 8.2(c); provided further that no such termination shall relieve or otherwise affect the liability of any Party for fraud or any Intentional Breach of this Agreement by such Party prior to termination.

(b)               If this Agreement is terminated (x) by Anaconda pursuant to Section 8.1(e) or (y) by Lion pursuant to Section 8.1(b)(ii) or Section 8.1(b)(iii), then Lion shall, within two Business Days after such termination in the case of clause (x) or prior to or concurrently with such termination in the case of clause (y), pay Anaconda a fee equal to $64,600,000 (the “Lion Termination Fee”). In addition, if (i) this Agreement is terminated (A) by Anaconda or Lion pursuant to Section 8.1(d) or Section 8.1(h)(ii) or (B) by Anaconda pursuant to Section 8.1(c)(i) in respect of an intentional and material breach of any covenant of Lion, (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Lion Competing Proposal shall have been publicly made to Lion or any of its Subsidiaries, shall have been made directly to the Lion Stockholders generally or shall have otherwise become public or any Person shall have publicly announced an intention (whether or not conditional) to make a bona fide Lion Competing Proposal or, in the case of termination by Anaconda pursuant to Section 8.1(c)(i), a Lion Competing Proposal shall have been made publicly or privately to the Lion Board of Directors, and (iii) within 12 months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this sentence of Section 8.2(b), Lion consummates a Lion Competing Proposal or enters into a definitive agreement providing for a Lion Competing

Proposal, then Lion shall pay the Lion Termination Fee concurrently with the earlier of such entry or consummation; provided that solely for purposes of the second sentence of this Section 8.2(b), the term “Lion Competing Proposal” shall have the meaning assigned to such term in Section 9.6, except that the references to “20% or more” shall be deemed to be references to “more than 50%”. In no event shall Lion be required to pay the Lion Termination Fee on more than one occasion.

(c)               If this Agreement is terminated (x) by Lion pursuant to Section 8.1(f) (other than in the event of an Anaconda Change of Recommendation due to an Independent Expert Event) or (y) by Anaconda pursuant to Section 8.1(c)(ii), Section 8.1(c)(iii), or, in the case the relevant Independent Expert Event is caused by the existence of an Anaconda Competing Proposal, Section 8.1(c)(iv), then Anaconda shall, within two Business Days after such termination in the case of clause (x) or prior to or concurrently with such termination in the case of clause (y), pay Lion a fee equal to $64,600,000 (the “Anaconda Termination Fee”). In addition, if (i) this Agreement is terminated (A) by Anaconda or Lion pursuant to Section 8.1(d) or Section 8.1(h)(i) or (B) by Lion pursuant to Section 8.1(b)(i) in respect of an intentional and material breach of any covenant of Anaconda, (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Anaconda Competing Proposal shall have been publicly made to Anaconda or any of its Subsidiaries, shall have been made directly to the Anaconda Shareholders generally or shall have otherwise become public or any Person shall have publicly announced an intention (whether or not conditional) to make a bona fide Anaconda Competing Proposal or, in the case of termination by Lion pursuant to Section 8.1(b)(i), an Anaconda Competing Proposal shall have been made publicly or privately to the Anaconda Board of Directors, and (iii) within 12 months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this sentence of Section 8.2(c), Anaconda consummates an Anaconda Competing Proposal or enters into a definitive agreement providing for an Anaconda Competing Proposal, then Anaconda shall pay the Anaconda Termination Fee concurrently with the earlier of such entry or consummation; provided that solely for purposes of the second sentence of this Section 8.2(c), the term “Anaconda Competing Proposal” shall have the meaning assigned to such term in Section 9.6, except that the references to “20% or more” shall be deemed to be references to “more than 50%”. In no event shall Anaconda be required to pay the Anaconda Termination Fee on more than one occasion.

(d)               Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no Party would have entered into this Agreement. Accordingly, if Lion fails to pay when due the Lion Termination Fee, if any, or if Anaconda fails to pay when due the Anaconda Termination Fee, if any (any such amount, a “Payment”), and, in order to obtain such Payment, the Party entitled to receive such Payment (the “Recipient”) commences a suit which results in a judgment against the Party obligated to make such Payment (the “Payor”) for the applicable Payment, or any portion thereof, the Payor shall pay to the Recipient its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Payment at the prime rate of Citibank, N.A. in effect on the date such Payment was required to be paid from such date through the date of full payment thereof.

(e)

(i)                 Subject to the remainder of this Section 8.2(e)(i) and without limiting Anaconda’s rights pursuant to Section 9.15, but notwithstanding anything else to the contrary in this Agreement, Anaconda’s right to receive payment from Lion of the Lion Termination Fee pursuant to Section 8.2(b), under circumstances in which such fee is payable in accordance with this Agreement, together with any costs, fees or expenses payable pursuant to Section 8.2(d), shall constitute the sole and exclusive remedy of Anaconda against Lion and the New Topco Parties and their respective Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Lion Related Parties”) for all damages, costs, expenses, liabilities or losses of any kind (collectively, “Damages”) suffered as a result of a breach or failure to perform hereunder (whether at law, in equity, in contract, in tort or otherwise), and upon payment of such amount, such amount is (A) the sole and exclusive remedy of Anaconda against the Lion Related Parties in connection with the circumstances giving rise to such payment in respect of the Transactions or in connection with this Agreement and all other remedies (whether at law, in contract, in equity, in tort or otherwise) are expressly excluded (including any right of Anaconda to specific performance, injunctive relief, claims for amounts other than the Lion Termination Fee or any other remedies which would otherwise be available in equity or law as a remedy for a breach or threatened breach of this Agreement) and (B) received by Anaconda in complete settlement of any and all claims that Anaconda may have had against the Lion Related Parties in connection with the circumstances giving rise to such payment in respect of the Transactions or in connection with this Agreement and none of the Lion Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (whether at law, in equity, in contract, in tort or otherwise) other than as contemplated by Section 9.3, except that, to the extent any termination of this Agreement resulted from, directly or indirectly, an Intentional Breach of this Agreement or fraud by Lion or a New Topco Party or such Intentional Breach or fraud by Lion or a New Topco Party shall cause the Scheme Implementation or the Merger not to occur, Anaconda shall be entitled to the payment of the Lion Termination Fee (to the extent owed pursuant to Section 8.2(b)) together with any costs, fees or expenses payable pursuant to Section 8.2(d), and to any Damages, to the extent proven, resulting from or arising out of such Intentional Breach or fraud (as reduced by any Lion Termination Fee previously paid by Lion).

(ii)              Subject to the remainder of this Section 8.2(e)(ii) and without limiting Lion’s rights pursuant to Section 9.15, but notwithstanding anything else to the contrary in this Agreement, Lion’s right to receive payment from Anaconda of the Anaconda Termination Fee pursuant to Section 8.2(c), under circumstances in which such fee is payable in accordance with this Agreement, together with any costs, fees or expenses payable pursuant to Section 8.2(d), shall constitute the sole and exclusive remedy of Lion and the New Topco Parties against Anaconda and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Anaconda Related Parties”) for all Damages suffered as a result of a breach or failure to perform hereunder (whether at law, in equity, in contract, in tort or otherwise), and upon payment of such amount, such amount is (A) the sole and exclusive remedy of Lion and the New Topco Parties against the Anaconda Related Parties in connection with the circumstances giving rise to such payment in respect of the Transactions or in connection with this Agreement and all other remedies (whether at law, in equity, in contract in tort or otherwise) are expressly excluded (including any right of Lion to specific performance, injunctive relief, claims for amounts other than the Anaconda Termination Fee or any other remedies which would otherwise be available in equity or law as a remedy for a breach or threatened breach of this Agreement) and (B) received by Lion in complete settlement of any and all claims that Lion or the New Topco Parties may have had against the Anaconda Related Parties in connection with the circumstances giving rise to such payment in respect of the Transactions or in connection with this Agreement and none of the Anaconda Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (whether at law, in equity, in contract, in tort or otherwise) other than as contemplated by Section 9.3, except that to the extent any termination of this Agreement resulted from, directly or indirectly, an Intentional Breach of this Agreement or fraud by Anaconda or such Intentional Breach or fraud by Anaconda shall cause the Scheme Implementation or the Merger not to occur, Lion shall be entitled to the payment of the Anaconda Termination Fee (to the extent owed pursuant to Section 8.2(c)), together with any costs, fees or expenses payable pursuant to Section 8.2(d), and to any Damages, to the extent proven, resulting from or arising out of such Intentional Breach or fraud (as reduced by any Anaconda Termination Fee paid by Anaconda).

ARTICLE IX.
MISCELLANEOUS

Section 9.1.          Amendment and Modification; Waiver.

(a)               Subject to applicable Law, at any time prior to the Effective Time, this Agreement may only be amended, modified or supplemented in a writing signed on behalf of each of Anaconda and Lion.

(b)               At any time and from time to time prior to the Effective Time, Lion may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of Anaconda, (ii) waive any inaccuracies in the representations and warranties made to Lion or the New Topco Parties, as applicable, contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of Lion contained herein. Any agreement on the part of Lion to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Lion.

(c)               At any time and from time to time prior to the Effective Time, Anaconda may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of Lion or the New Topco Parties, (ii) waive any inaccuracies in the representations and warranties made to Anaconda, contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of Anaconda contained herein. Any agreement on the part of Anaconda to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Anaconda.

(d)               Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 9.2.          Survival. This Article IX and the agreements of the Parties contained in Article II and Section 6.4 (Directors’ and Officers’ Insurance and Indemnification) shall survive the Scheme Effectiveness and the Effective Time. This Article IX (other than Section 9.1 (Amendment and Modification; Waiver), and Section 9.14 (Assignment)) and the agreements of the Parties contained in Section 6.3 (Publicity) and Section 8.2 (Effect of Termination) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement.

Section 9.3.          Expenses. Except as set forth in this Section 9.3 or Section 8.2, all fees and expenses incurred in connection with this Agreement, the Merger, the Scheme and the other Transactions shall be paid by the Party incurring such expenses, whether or not the Merger and/or the Scheme is consummated, except that each of Anaconda and Lion shall bear and pay one-half the costs and expenses (other than the fees and expenses of each Party’s non-shared attorneys and accountants, which shall be borne by the Party incurring such expenses) incurred by the Parties hereto in connection with (a) the filings of the premerger notification and report forms under the Antitrust Laws or Investment Screening Laws (including filing fees) and (b) filing fees in respect of the filing of the Form S-4, the filing of the Scheme Booklet, and any other filings with any other Governmental Entity required in connection with the Transactions. New Topco must pay any stamp duty (including any fees, fines, penalties and interest) payable or assessed as being payable in connection with this Agreement, the Scheme or the Merger.

Section 9.4.          GST.

(a)               GST Pass On. If GST is payable, or notionally payable, on a supply made under or in connection with this Agreement, the party providing the consideration for that supply must pay as additional consideration an amount equal to the amount of GST payable, or notionally payable, on that supply (the “GST Amount”). Subject to the prior receipt of a tax invoice, the GST Amount is payable at the same time that the other consideration for the supply is provided. If a tax invoice is not received prior to the provision of that other consideration, the GST Amount is payable within ten days of the receipt of a tax invoice. This Section 9.4 does not apply to the extent that the consideration for the supply is expressly stated to be GST inclusive or the supply is subject to reverse charge.

(b)               Reimbursements. Where any indemnity, reimbursement or similar payment under this Agreement is based on any cost, expense or other liability, it shall be reduced by any input tax credit entitlement, or notional input tax credit entitlement, in relation to the relevant cost, expense or other liability.

(c)               Adjustment Event. If an adjustment event occurs in relation to a supply made under or in connection with this Agreement, the GST Amount will be recalculated to reflect that adjustment and an appropriate payment will be made between the Parties.

(d)               No Merger. This clause will not merge upon Scheme Implementation or Merger Closing and will continue to apply after expiration or termination of this Agreement.

(e)               Interpretation. Unless the context requires otherwise, words and phrases used in this clause that have a specific meaning in a GST Act shall have the same meaning in this clause.

Section 9.5.          Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by e-mail of a PDF document if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a Party at the following address for such Party (or at such other address for a Party as shall be specified by like notice):

if to Anaconda, to:

Allkem Limited Level 35, 71 Eagle St Brisbane, Queensland 4000 Attention: Rick Anthon, Corporate Development John Sanders, Chief Legal Officer and Company Secretary
Email: rick.anthon@allkem.co john.sanders@allkem.co

with a copy to (which shall not constitute notice):

Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 United States of America Attention: Brian J. Fahrney Joseph P. Michaels
Email: bfahrney@sidley.com joseph.michaels@sidley.com

King & Wood Mallesons Level 30, QVI Building, 250 St Georges Terrace Perth, Western Australia 6000 Attention: Antonella Pacitti Email: Antonella.Pacitti@au.kwm.com if to Lion or a New Topco Party, to:

Livent Corporation c/o Livent Corporation 1818 Market Street, Suite 2550 Philadelphia, PA 19103 United States of America

Attention: Gilberto Antoniazzi;

   General Counsel

Email:       gilberto.antoniazzi@livent.com;

   sara.ponessa@livent.com

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

United States of America

Attention:    William H. Aaronson;

                     Cheryl Chan

Email:          william.aaronson@davispolk.com;

      cheryl.chan@davispolk.com

Allens

Level 28, 126 Philip St

Sydney, NSW 2000

Australia

Attention: Guy Alexander

Email: Guy.Alexander@allens.com.au

if to Lion or a New Topco Party, to:

Lightning-A Limited

Percy Exchange, 8-34 Percy Place,

Ballsbridge, Dublin 4

Attn: Juan Carlos Cruz Chellew

Attention: Gilberto Antoniazzi;

   General Counsel

Email:       gilberto.antoniazzi@livent.com;

   sara.ponessa@livent.com

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

United States of America

Attention:    William H. Aaronson;

                    Cheryl Chan

Email:          william.aaronson@davispolk.com;

      cheryl.chan@davispolk.com

Allens

Level 28, 126 Philip St

Sydney, NSW 2000

Australia

Attention: Guy Alexander

Email: Guy.Alexander@allens.com.au

Certain Definitions. For the purposes of this Agreement, the term:

“Anaconda Benefit Plan” means each benefit or compensation plan, program, scheme, policy, arrangement or agreement, whether or not written, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation or paid time off, stock purchase, equity or equity- based (including stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock), severance, retention, employment, change of control, pension, retirement, welfare or other fringe benefit plan, policy, program, scheme, arrangement or agreement that is sponsored, maintained or contributed to by Anaconda or any Anaconda Subsidiary or which Anaconda or any Anaconda Subsidiary is obligated to sponsor, maintain or contribute to or under or with respect to which Anaconda or any Anaconda Subsidiary has any obligation or liability (whether actual or contingent).

“Anaconda Competing Proposal” means any inquiry, contract, proposal, offer or indication of interest from any Anaconda Third Party relating to any transaction or series of related transactions (other than transactions only with Lion or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, equity purchase, merger, scheme of arrangement or otherwise) by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of any business or assets of Anaconda or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that constitute 20% or more of Anaconda’s and its Subsidiaries’ consolidated assets (by fair market value), or generated 20% or more of Anaconda’s and its Subsidiaries’ net revenue or earnings for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or “group” (within the meaning of Section 13(d) of the

Exchange Act) of 20% or more of the outstanding Anaconda Shares or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding Anaconda Shares entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, scheme of arrangement, recapitalization, liquidation, dissolution or similar transaction involving Anaconda, or any of its Subsidiaries whose business or assets constitute 20% or more of Anaconda’s and its Subsidiaries’ consolidated assets (by fair market value), or generated 20% or more of Anaconda’s and its Subsidiaries’ net revenue or earnings for the preceding 12 months.

“Anaconda Easement” means the easements, right of ways, servitudes and other similar interests owned by Anaconda or any Anaconda Subsidiary.

“Anaconda Equity Plan” means the Anaconda Performance Rights and Options Plan, last approved by Anaconda Shareholders on 15 November 2022.

“Anaconda Intervening Event” means an Effect that is material to Anaconda that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Anaconda Board of Directors as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Anaconda Board of Directors as of the date of this Agreement); provided, however, that in no event shall the following constitute an Anaconda Intervening Event: (a) the receipt, existence or terms of an actual or possible Anaconda Competing Proposal or Anaconda Superior Proposal, (b) any change, in and of itself, in the price or trading volume of Anaconda Shares or Lion Shares (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Anaconda Intervening Event, to the extent otherwise permitted by this definition), (c) any Effect relating to Lion or any of its Subsidiaries that does not amount to a Lion Material Adverse Effect, individually or in the aggregate, (d) conditions (or changes in such conditions) in the lithium mining and chemicals industry (including changes in general market prices for lithium chemicals, lithium spodumene concentrate and related products (including pricing under futures contracts) and political or regulatory changes affecting the industry or any changes in applicable Law), (e) any opportunity to acquire (by merger, joint venture, partnership, consolidation, scheme of arrangement, acquisition of equity or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person or (f) the fact that Anaconda or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Anaconda Intervening Event, to the extent otherwise permitted by this definition).

“Anaconda KMP” means a person who is a member of the ‘key management personnel’ for Anaconda as that term is defined in Section 9 of the Corporations Act.

“Anaconda Material Adverse Effect” means (a) any Effect that would prevent or materially impair the ability of Anaconda to consummate the Scheme prior to the End Date (as the same may be extended) or (b) any Effect which has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Anaconda and its Subsidiaries, taken as a whole; provided however that, solely for the purposes of clause (b), no Effects to the extent resulting or arising from any of the following, either alone or in combination, shall be deemed to constitute an Anaconda Material Adverse Effect or shall be taken into account when determining whether an Anaconda Material Adverse Effect exists or has occurred or would reasonably be expected to exist or occur: (i) any changes in global, national or regional economic conditions, including any changes generally affecting financial, credit or capital market conditions, (ii) conditions (or changes therein) in any industry or industries in which Anaconda or any of its Subsidiaries operates, including in the lithium mining and chemicals industry (including changes in general market prices for lithium chemicals and related products (including pricing under futures contracts)), (iii) general legal, tax, economic, political and/or regulatory conditions (or changes therein), (iv) any change or prospective changes in GAAP, IFRS, Australian Accounting Standards, JORC, NI 43-101, Subpart 1300 or the interpretation thereof, (v) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity (including with respect to Taxes), (vi) the execution and delivery of this Agreement or the negotiation, public announcement, pendency or consummation of the Transactions or compliance with the terms of this Agreement, including any Transaction Litigation and including any actual or potential loss or impairment after the date hereof of any Contract or business relationship to the extent arising as a result thereof (it being understood that this clause (vi) shall not apply with respect to any representation or warranty contained in this Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the compliance with the terms of this Agreement), (vii) any change in the price or trading volume of Anaconda Shares, in and of itself (it being understood that the Effects giving rise or contributing to such change that are not otherwise excluded from the definition of “Anaconda Material Adverse Effect” may be taken into account), (viii) any failure by Anaconda to meet, or any change in, any internal or published projections, estimates or expectations of Anaconda’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Anaconda to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of “Anaconda Material Adverse Effect” may be taken into account), (ix) Effects arising out of changes in geopolitical conditions, the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (x) any action taken at the request of Lion in writing, (xi) any reduction in the credit rating or credit rating outlook of Anaconda or the Anaconda Subsidiaries or any increase in credit default swap spreads with respect to indebtedness of Anaconda or the Anaconda Subsidiaries, in and of itself (it being understood that the Effects giving rise or contributing to such change that are not otherwise excluded from the definition of “Anaconda Material Adverse Effect” may be taken into account) or (xii) Effects arising out of any conversion or reconciliation among IFRS, GAAP, Australian Accounting Standards, JORC, NI 43-101 and Subpart 1300 undertaken in connection with the Transactions except, in the case of clauses (i)

through (v) and clause (ix), to the extent Anaconda and the Anaconda Subsidiaries, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which Anaconda and the Anaconda Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be an Anaconda Material Adverse Effect).

“Anaconda Mining Rights” means the mining rights and concessions owned by Anaconda or any Anaconda Subsidiary.

“Anaconda Performance Rights” means performance rights or other equity instruments issued or to be issued under the Anaconda Equity Plan.

“Anaconda Share Register” means the register of members of Anaconda maintained in accordance with the Australian Act.

“Anaconda Shareholder Approval” means the approval of the Scheme at the Scheme Meeting (or any adjournment of such meeting) by the Anaconda Shareholders by the requisite majorities under subparagraph 411(4)(a)(ii) of the Australian Act, or such other threshold as approved by the Court.

“Anaconda Shareholders” means the holders of Anaconda Shares.

“Anaconda Subsidiaries” means the Subsidiaries of Anaconda.

“Anaconda Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement in breach of this Agreement and is made after the date of this Agreement by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) (other than Lion or any of its affiliates) to acquire, directly or indirectly, (a) businesses or assets of Anaconda or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for all or substantially all of the fair market value of Anaconda and its Subsidiaries’ assets or that generated all or substantially all of Anaconda’s and its Subsidiaries’ net revenue or earnings for the preceding 12 months, respectively, or (b) all or substantially all of the outstanding Anaconda Shares, in each case whether by way of merger, amalgamation, scheme of arrangement, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of equity or assets or otherwise, that in the good-faith determination of the Anaconda Board of Directors, after consultation with its financial and legal advisors, if consummated, would result in a transaction more favorable to Anaconda’s shareholders than the Transactions (after taking into account the time likely to be required to consummate such proposal, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing or certainty of closing, the identity of the Person or Persons making the proposal and any adjustments or revisions to the terms of this Agreement offered by Lion in response to such proposal or otherwise), after considering all factors the Anaconda Board of Directors deems relevant.

“Anaconda Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Lion or any of its affiliates or any of its or their Representatives acting on behalf of Lion or such affiliate in connection with the Transactions.

“Anaconda Water Rights” means the water rights owned by Anaconda or any Anaconda Subsidiary.

“Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition.

“ASIC” means the Australian Securities and Investments Commission.

“ASX” means ASX Limited ACN 008 624 691 and, where the context requires, the securities exchange that it operates.

“ASX Listing Rules” means the official listing rules of ASX.

“ATO” means the Australian Taxation Office.

“ATO Class Ruling” means a class ruling from the ATO in relation to rollover relief for Anaconda Shareholders who are Australian tax residents who are receiving the Scheme Consideration in connection with the Scheme.

“Australian Accounting Standards” means the Australian Accounting Standards, consistently applied.

“Australian Act” means the Corporations Act 2001 (Cth).

“Australian Regulations” means the Corporations Regulations 2001 (Cth).

“Book-Entry Share” means a non-certificated Lion Share represented by book-entry.

“Bribery Legislation” means any and all of the following: the FCPA; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which Anaconda or Lion operates.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Brisbane, Queensland, Australia, the Bailiwick of Jersey or Philadelphia, Pennsylvania, United States of America.

“Canadian Securities Commissions” means collectively, the applicable securities commission or securities regulatory authority in each of the provinces of Canada.

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the provinces of Canada and the respective rules and regulations under such laws together with applicable published policy statements, blanket orders, instruments and notices of the Canadian Securities Commissions.

“Certificates” means a certificate or certificates which immediately prior to the Effective Time represented outstanding Lion Shares.

“CFIUS” means the interagency Committee on Foreign Investment in the United States and any CFIUS member or agency acting on behalf of CFIUS or participating in the CFIUS process.

“CFIUS Approval” means (a) that, at the conclusion of any review or investigation conducted pursuant to the DPA, the Parties shall have received a written notice from CFIUS that (i) it has concluded that the Transactions are not “covered transactions” and are not subject to review under the DPA, or (ii) it has concluded action under the DPA with respect to the Transactions, or (b) CFIUS has sent a report (the “CFIUS Report”) to the President of the United States (“POTUS”) requesting POTUS’s decision, and POTUS has (i) announced a decision not to take any action to suspend or prohibit the Transactions or (ii) not taken any action to suspend or prohibit the Transactions after fifteen days from the date of receipt of the CFIUS Report.

“CFIUS Notice” means a notice with respect to the Transactions submitted to CFIUS by the Parties pursuant to 31 C.F.R. Part 800 Subpart E.

“Conditions” means the conditions set forth in Exhibit A, and “Condition” means any one of the Conditions.

“Confidentiality Agreement” means the Confidentiality Agreement, dated April 20, 2022, between Anaconda and Lion, as it may be amended from time to time.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

“Court” means the Federal Court of Australia (Western Australian registry), or such other court of competent jurisdiction under the Australian Act as may be agreed to in writing by Anaconda and Lion.

“Court Order” means the order or orders of the Court sanctioning the Scheme under Section 411(4)(b) of the Australian Act.

“COVID-19” means the disease caused by SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“Deed Poll” means a deed poll substantially in the form of Exhibit C to this Agreement under which New Topco covenants in favor of Anaconda Shareholders to perform the obligations attributed to New Topco under the Scheme.

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended, and including as implemented through 31 C.F.R. Part 800.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“End Date” means the date that is nine months following the date of this Agreement; provided that if as of such date the Condition set forth in either paragraph 1(h) or 1(j) of Exhibit A has not been satisfied and would not be satisfied on such date if the Scheme Effective Date were to occur on such date (and is not waived by the applicable Parties in their sole discretion (where applicable and to the extent permitted by applicable Law)), the “End Date” shall be the date that is twelve months following the date of this Agreement if Lion so notifies Anaconda, or Anaconda so notifies Lion, in writing on or prior to the date that is nine months following the date of this Agreement; provided that such right to extend the End Date shall not be available to any Party whose material breach (or, in the case of Lion, a New Topco Party’s material breach) of such Party’s obligations under Section 6.2 has been the principal cause of the failure of the Scheme Effectiveness to be consummated by the date that is nine months following the date of this Agreement.

“Environmental Law” means all Laws which relate to pollution, protection of the environment, or public or worker health or safety (regarding Hazardous Substances).

“Environmental Permits” means any permit, license, consent, certificate, registration, variance, exemption, authorization or approval required under Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any Person or trade or business, any other Person or trade or business (a) that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first Person or trade or business, (b) that together with the first Person or trade or business at any relevant time would be treated as a single employer under Section 414 of the Code, or (c) that is a member of the same “controlled group” as the first Person or trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Ex-Im Laws” means all Laws relating to export, re-export, transfer or import controls, including the International Traffic in Arms Regulations administered by the U.S. Department of State, the Export Administration Regulations administered by the U.S. Department of Commerce, the customs and import Laws administered by U.S. Customs and Border Protection, and similar Laws of Canada, the European Union, the United Kingdom, and any other relevant jurisdiction.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977.

“First Court Hearing” means the hearing of the Court pursuant to Section 411(4)(a) of the Australian Act to consider and, if thought fit, approve the mailing of the Scheme Booklet (with or without amendment) and convene the Scheme Meeting.

“GAAP” means the United States generally accepted accounting principles, consistently applied.

“Government Official” means (a) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, political party, or state-owned or state-controlled company, or (b) any candidate for political office.

“Governmental Consents” means all consents, clearances, approvals, permissions, nonactions, orders, waivers, permits, expirations of waiting periods, authorizations and notices required to be obtained or made prior to the Scheme Effectiveness or the Merger Closing, as applicable, by Anaconda or Lion or any of their respective Subsidiaries from any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation and implementation and the Merger, the Scheme and the other Transactions.

“Governmental Entity” means (a) any national, federal, state, county, municipal, local or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of, or pertaining to, government, including any arbitral body (public or private), (b) any public international governmental organization, or (c) any agency, commission, division, instrumentality, bureau, department or other political subdivision of any government, entity or organization described in the foregoing clause (a) or (b) of this definition.

“GST” means GST (with the meaning given in the GST Act), value added tax, other sales or turnover tax or other Tax of a similar nature imposed in any country.

“GST Act” means the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

“Hazardous Substance” means any material, substance or waste that is subject to regulation, or for which liability or standards of conduct may be imposed, under any Environmental Laws, including petroleum and per- and polyfluoroalkyl substances.

“IER” means a report, including any update or supplementary report, of the Independent Expert setting out whether or not the Scheme is in the best interests of the Anaconda Shareholders.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board, consistently applied.

“Indebtedness” means, with respect to any Person,

(a)               all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)               all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guarantees, surety bonds and similar instruments;

(c)               any interest rate, swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements;

(d)               all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business);

(e)               indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness will have been assumed by such Person or is limited in recourse;

(f)                all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, IFRS or Australian Accounting Standards, recorded as capital leases; and

(g)               any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, provided that Indebtedness shall not include (i) any performance guarantee or any other guarantee that is not a guarantee of other Indebtedness, (ii) in the case of Anaconda or any of its Subsidiaries, any guarantee provided for the benefit of Anaconda or any of its wholly owned Subsidiaries or (iii) in the case of Lion or any of its Subsidiaries, any guarantee provided for the benefit of Lion or any of its wholly owned Subsidiaries.

“Independent Expert” means the independent expert nationally recognized in Australia appointed by Anaconda to prepare the IER.

“Ineligible Overseas Anaconda Shareholder” means a person who holds one or more Anaconda Shares on the Scheme Record Date whose address is shown on the Anaconda Share Register as a place outside of Australia, Argentina, British Virgin Islands, Canada, China, Hong Kong, Japan, Malaysia, New Zealand, Singapore, the United Kingdom and the United States (unless otherwise agreed by Anaconda, Lion and New Topco in writing, each acting reasonably) or any other jurisdictions agreed by Anaconda, Lion and New Topco in writing as lawful and not unduly impracticable or onerous for New Topco to issue such Anaconda Shareholder New Topco Shares or CDIs upon the Scheme Implementation in accordance with the terms of this Agreement (each acting reasonably).

“Intellectual Property” means all intellectual property and similar proprietary rights existing anywhere in the world, including with respect to: (a) patents, utility models, and any other governmental grant for the protection of inventions or industrial designs, applications for the foregoing, and all reissues, reexaminations, divisionals, continuations, and continuations-in-part thereof, (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, corporate names and other similar designations of source or origin, together with the goodwill associated therewith and symbolized thereby, as well as any rights to domain names (c) copyrights, copyrightable works and other works of authorship, (d) trade secrets and other confidential information, including know-how, inventions (whether or not patentable), concepts, methods, processes, apparatuses, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, and business plans, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), (f) software, including data, databases and documentation therefor, and (g) in each case of (a) through (f), whether registered or unregistered, and including all applications for any such rights as well as the right to apply for such rights and all goodwill associated with, any of the foregoing.

“Intentional Breach” means, with respect to any agreement or covenant of a Party in this Agreement, an action or omission intentionally taken or omitted to be taken by such Party in material breach of such agreement or covenant that the breaching Party takes (or fails to take) with actual knowledge (determined without regard to the definition of “knowledge” in this Agreement) that such action or omission would, or would reasonably be expected to, cause such material breach of such agreement or covenant.

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28, and the regulations promulgated thereunder.

“Investment Screening Laws” means any applicable U.S. or foreign Laws that are designed or intended to screen, prohibit, restrict or regulate investments on public order or national security grounds.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“ITAA 1997” means the Income Tax Assessment Act 1997 (Cth).

“knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) the Persons listed in Section 9.6(a) of the Anaconda Disclosure Letter with respect to Anaconda, or (b) the Persons listed in Section 9.6(a) of the Lion Disclosure Letter with respect to Lion.

“Law” means any law (including common law), statute, code, rule, regulation, Order, ordinance or other pronouncement of any Governmental Entity having the effect of law or stock exchange rule.

“Lien” means any lien, charge, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or encumbrance or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Lion Benefit Plan” means each benefit or compensation plan, program, scheme, policy, arrangement or agreement, whether or not written, including any “employee welfare benefit plan”

within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation or paid time off, stock purchase, equity or equity-based (including stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock), severance, retention, employment, change of control, pension, retirement, retention or other fringe benefit plan, policy, program, scheme, arrangement or agreement that is sponsored, maintained or contributed to by Lion or any Lion Subsidiary or which Lion or any Lion Subsidiary is obligated to sponsor, maintain or contribute to or under or with respect to which Lion or any Lion Subsidiary has any obligation or liability (whether actual or contingent).

“Lion Bylaws” means the bylaws of Lion.

“Lion Certificate” means the Certificate of Incorporation of Lion.

“Lion Competing Proposal” means any inquiry, contract, proposal, offer or indication of interest from any Lion Third Party relating to any transaction or series of related transactions (other than transactions only with Anaconda or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, equity purchase, merger, or otherwise) by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of any business or assets of Lion or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that constitute 20% or more of Lion’s and its Subsidiaries’ consolidated assets (by fair market value), or generated 20% or more of Lion’s and its Subsidiaries’ net revenue or earnings for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the outstanding Lion Shares or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding Lion Shares entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Lion or any of its Subsidiaries whose business or assets constitute 20% or more of Lion’s and its Subsidiaries’ consolidated assets (by fair market value), or generated 20% or more of Lion’s and its Subsidiaries’ net revenue or earnings for the preceding 12 months.

“Lion Credit Agreement” means the Amended and Restated Credit Agreement, dated as of September 1, 2022, by and among Lion, Livent USA Corp., Citibank, N.A., as administrative agent, and the lenders party thereto.

“Lion Easement” means the easements, right of ways, servitudes and other similar interests owned by Lion or any Lion Subsidiary.

“Lion Equity Awards” means, collectively, the Lion Options, Lion PSUs, and Lion RSUs.

“Lion Equity Plan” means the Lion Incentive Compensation and Stock Plan, effective as of October 10, 2018.

“Lion Interim Option” means any Lion Option that is granted on or after the date hereof and on or prior to the Effective Time.

“Lion Interim PSU” means any Lion PSU that is granted on or after the date hereof and on or prior to the Effective Time.

“Lion Interim RSU” means any Lion RSU that is granted on or after the date hereof and on or prior to the Effective Time.

“Lion Intervening Event” means an Effect that is material to Lion that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Lion Board of Directors as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Lion Board of Directors as of the date of this Agreement); provided, however, that in no event shall the following constitute a Lion Intervening Event: (a) the receipt, existence or terms of an actual or possible Lion Competing Proposal or Lion Superior Proposal, (b) any change, in and of itself, in the price or trading volume of Lion Shares or Anaconda Shares (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Lion Intervening Event, to the extent otherwise permitted by this definition), (c) any Effect relating to Anaconda or any of its Subsidiaries that does not amount to an Anaconda Material Adverse Effect, individually or in the aggregate, (d) conditions (or changes in such conditions) in the lithium mining and chemicals industry (including changes in general market prices for lithium chemicals, lithium spodumene concentrate and related products (including pricing under futures contracts) and political or regulatory changes affecting the industry or any changes in applicable Law), (e) any opportunity to acquire (by merger, joint venture, partnership, consolidation, acquisition of equity or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person or (f) the fact that Lion or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Lion Intervening Event, to the extent otherwise permitted by this definition).

“Lion Material Adverse Effect” means (a) any Effect that would prevent or materially impair the ability of Lion or a New Topco Party to consummate the Scheme or the Merger prior to the End Date (as the same may be extended), or (b) any Effect which has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Lion and its Subsidiaries, taken as a whole; provided however that, solely for the purposes of clause (b), no Effects to the extent resulting or arising from any of the following, either alone or in combination, shall be deemed to constitute a Lion Material Adverse Effect or shall be taken into account when determining whether a Lion Material Adverse Effect exists or has occurred or is would reasonably be expected to exist or occur: (i) any changes in global, national or regional economic conditions, including any changes generally affecting financial, credit or capital market conditions, (ii) conditions (or changes therein) in any industry or industries in which Lion or any of its Subsidiaries operates, including in the lithium mining and chemicals industry (including changes in general market prices for lithium chemicals and related products (including pricing under futures contracts)), (iii) general legal, tax, economic, political and/or regulatory conditions (or changes therein), (iv) any change or prospective changes in GAAP, IFRS, Australian Accounting Standards, JORC, NI 43-101, Subpart 1300 or the interpretation thereof, (v) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity (including with respect to Taxes), (vi) the execution and delivery of this Agreement and the Deed Poll or the negotiation, public announcement, pendency or consummation of the Transactions or compliance with the terms of this Agreement and the Deed Poll, including any Transaction Litigation and including any actual or potential loss or impairment after the date hereof of any Contract or business relationship to the extent arising as a result thereof (it being understood that this clause (vi) shall not apply with respect to any representation or warranty contained in this Agreement and the Deed Poll to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the Deed Poll or the consummation of the Transactions or the compliance with the terms of this Agreement or the Deed Poll), (vii) any change in the price or trading volume of Lion Shares, in and of itself (it being understood that the Effects giving rise or contributing to such change that are not otherwise excluded from the definition of “Lion Material Adverse Effect” may be taken into account), (viii) any failure by Lion to meet, or any change in, any internal or published projections, estimates or expectations of Lion’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Lion to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of “Lion Material Adverse Effect” may be taken into account), (ix) Effects arising out of changes in geopolitical conditions, the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (x) any action taken at the request of Anaconda in writing, (xi) any reduction in the credit rating or credit rating outlook of Lion or the Lion Subsidiaries or any increase in credit default swap spreads with respect to indebtedness of Lion or the Lion Subsidiaries, in and of itself (it being understood that the Effects giving rise or contributing to such change that are not otherwise excluded from the definition of “Lion Material Adverse Effect” may be taken into account), or (xii) Effects arising out of any conversion or reconciliation among IFRS, GAAP, Australian Accounting Standards, JORC, NI 43-101 and Subpart 1300 undertaken in connection with the Transactions except, in the case of clauses (i) through (v) and clause (ix), to the extent Lion and the Lion Subsidiaries, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which Lion and the Lion Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Lion Material Adverse Effect).

“Lion Mining Rights” means the mining rights and concessions owned by Lion or any Lion Subsidiary.

“Lion SEC Documents” means, collectively, (a) Lion’s annual reports on Form 10-K, (b) Lion’s quarterly reports on Form 10-Q, (c) each of Lion’s current reports on Form 8-K, and

(d) Lion’s proxy statements relating to its annual meeting of shareholders, in each case filed or furnished by Lion with the SEC since January 1, 2021.

“Lion Senior Officers” means the executive officers of Lion or its Subsidiaries that are subject to the reporting requirements of Section 16(a) of the Exchange Act.

“Lion Special Meeting” means the meeting of the holders of Lion Shares for the purpose of seeking the Lion Stockholder Approval, including any postponement or adjournment thereof.

“Lion Stockholder Approval” means the affirmative vote of a majority of the outstanding Lion Shares entitled to vote on the adoption of this Agreement and the approval of the Transactions at the Lion Special Meeting in favor of such adoption and approval, respectively.

“Lion Stockholders” means the holders of Lion Shares.

“Lion Subsidiaries” means the Subsidiaries of Lion.

“Lion Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement in breach of this Agreement and is made after the date of this Agreement by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) (other than Anaconda or any of its affiliates) to acquire, directly or indirectly, (a) businesses or assets of Lion or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for all or substantially all of the fair market value of Lion and its Subsidiaries’ assets or that generated all or substantially all of Lion’s and its Subsidiaries’ net revenue or earnings for the preceding 12 months, respectively, or (b) all or substantially all of the outstanding Lion Shares, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of equity or assets or otherwise, that in the good-faith determination of the Lion Board of Directors, after consultation with its financial and legal advisors, if consummated, would result in a transaction more favorable to Lion’s stockholders than the Transactions (after taking into account the time likely to be required to consummate such proposal, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing or certainty of closing, the identity of the Person or Persons making the proposal and any adjustments or revisions to the terms of this Agreement offered by Anaconda in response to such proposal or otherwise), after considering all factors the Lion Board of Directors deems relevant.

“Lion Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Anaconda or any of its affiliates or any of its or their Representatives acting on behalf of Anaconda or such affiliate in connection with the Transactions.

“Lion Water Rights” means the water rights owned by Lion or any Lion Subsidiary.

“Material Restraint” means any Law adopted by any Governmental Entity having jurisdiction over any Party that (a) is in effect, (b) makes illegal or otherwise prohibits the consummation of the Merger or the Scheme and (c) either (i) arises under Antitrust Laws or Investment Screening Laws of the jurisdictions set forth in Exhibit B (as the same may be amended with the written consent of Anaconda and Lion) or (ii) the violation or contravention of which would reasonably be expected to result in (A) criminal liability to any Person, (B) personal liability to any director or officer of a Party or any of their respective Subsidiaries or (C) a material adverse effect on New Topco and its Subsidiaries following the Effective Time.

“Naraha” means Toyotsu Lithium Corporation, a corporation formed under the Laws of Japan.

“Nemaska” means Nemaska Lithium Inc., a corporation amalgamated and existing under the federal Laws of Canada.

“New Topco Disclosure Letter” means the disclosure letter delivered to Anaconda by New Topco at the time of entering into this Agreement.

“New Topco Parties” means New Topco and, following the execution of a Joinder Agreements, Irish IntermediateCo and U.S. Merger Sub.

“NI 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Projects.

“NYSE” means the New York Stock Exchange.

“Order” means any order, judgment, injunction, ruling, writ, determination, award or decree of any Governmental Entity.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information that, alone or in combination with other information held by Lion, Anaconda or any of their respective Subsidiaries, as applicable, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.“Representatives” means, when used with respect to Anaconda or Lion, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of Anaconda or Lion, as applicable, and their respective Subsidiaries.

“RG 60” means Regulatory Guide 60 issued by ASIC in September 2020.

“Sanction Date” means the first day on which the Court hears the application for an order under section 411(4)(b) of the Australian Act approving the Scheme or, if the application is adjourned or subject to appeal for any reason, the first day on which the adjourned or appealed application is heard.

“Sanctioned Country” means any country or region that is, or was at any time since January 1, 2018, the subject or target of a comprehensive embargo under Sanctions Laws or Ex-Im Laws (including Cuba, Iran, North Korea, Syria, and the Crimea region and the “so-called” Donetsk People’s Republic (DNR) and Luhansk People’s Republic (LNR) regions of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or other targeted restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any Person listed on any applicable sanctions- or export-related restricted party list, including the U.S. Department of Treasury, Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, OFAC’s Consolidated Sanctions List, the U.S. Department of Commerce’s Denied Persons, Entity or Unverified Lists, His Majesty’s Treasury’s Consolidated List of Financial Sanctions Targets, the UN Security Council Consolidated List or the European Union Consolidated List of Financial Sanctions Targets; (b) any other Person that is subject to any such sanctions or restrictions as a result of a relationship of ownership, control, or agency with any Person(s) described in the foregoing clause (a), or otherwise; or (c) any Person located, organized, or resident in a Sanctioned Country.

“Sanctions Laws” means all Laws relating to economic or trade sanctions administered or enforced by the United States (including by OFAC or the U.S. Department of State), Canada, the United Kingdom, the United Nations Security Council, the European Union, any European Union Member State or any other relevant Governmental Entity of a member state of the Organization for Economic Cooperation and Development.

“Scheme” means the proposed scheme of arrangement under Part 5.1 of the Australian Act between Anaconda and Anaconda Shareholders, the form of which is attached as Exhibit D to this Agreement, or in such other form as agreed in writing by Anaconda, Lion and New Topco in accordance with the terms of this Agreement, subject to any alterations or conditions made or required by the Court under Section 411(6) of the Australian Act and agreed to in writing by Anaconda, Lion and New Topco in accordance with the terms of this Agreement.

“Scheme Booklet” means a document (or the relevant sections of the Form S-4 comprising the Scheme Booklet) (including any amendments or supplements thereto) to be dispatched to Anaconda Shareholders containing (a) details of the Scheme, (b) the notice or notices of the Scheme Meeting, (c) an explanatory statement as required by the Australian Act, the Australian Regulations and RG 60 and as may be required by Canadian Securities Laws and the TSX Company Manual with respect to the Scheme, (d) the IER, (e) such other information as may be required or necessary pursuant to the Australian Act and (f) such other information as Anaconda and Lion shall agree (acting reasonably).

“Scheme Effective Date” means the date on which the Scheme Effectiveness occurs.

“Scheme Effectiveness” means the coming into effect under subsection 411(10) of the Australian Act of the order of the Court made under paragraph 411(4)(b) of the Australian Act in relation to the Scheme.

“Scheme Implementation” means the implementation of the Scheme upon the terms and subject to the conditions hereof.

“Scheme Implementation Date” means the date on which Scheme Implementation occurs, being the third ASX trading day after the Scheme Record Date, or such other date as may be agreed to in writing by Anaconda and Lion; provided, that Anaconda and Lion shall use their respective reasonable best efforts, after consulting with the Anaconda Share registry and the New Topco Share registry, to agree an earlier ASX trading day.

“Scheme Meeting” means the meeting of the Anaconda Shareholders (and any adjournment thereof) ordered by the Court to be convened under Section 411(1) of the Australian Act in connection with the Scheme and for the purpose of obtaining the Anaconda Shareholder Approval.

“Scheme Record Date” means 7.00 p.m. (Sydney Time) on the second ASX trading day after the Scheme Effectiveness, or such other date and time as may be agreed to in writing by Anaconda and Lion; provided, that Anaconda and Lion shall use their respective reasonable best efforts, after consulting with the Anaconda Share registry and the New Topco Share registry, to agree an earlier ASX trading day.

“SEC” means the United States Securities and Exchange Commission.

“Second Court Hearing” means the hearing of the Court pursuant to Section 411(4)(b) of the Australian Act to approve the Scheme.

“Securities Act” means the United States Securities Act of 1933.

“Share Electing Anaconda Shareholder” means an Anaconda Shareholder on the Scheme Record Date who (a) is not an Ineligible Overseas Anaconda Shareholder and (b) has made a Share Election.

“Share Election” means a valid election for New Topco Shares made pursuant to the terms of the Scheme.

“Share Plan Trust Deed” means the Share Plan Trust Deed, dated November 7, 2012.

“Subpart 1300” means Subpart 1300 of Regulation S-K under the Securities Act.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner. For the avoidance of doubt, Nemaska shall be deemed a Subsidiary of Lion under this Agreement and Naraha shall be deemed a Subsidiary of Anaconda under this Agreement.

“Takeover Statutes” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law, including Section 203 of the Delaware Code, Chapter 6 of the Australian Act, the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth), or similar Law, and any restrictive provision in the Lion Governing Documents or the Anaconda Governing Documents.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including income, deduction, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, GST, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, escheat or unclaimed property, registration, alternative or add-on minimum or estimated tax, any tax amounts pursuant to a European Union “state aid” claim or a “false claims” act, including any interest, penalty, charge, fine, fee, additions to tax or additional amounts attributable to or imposed with respect to any of the foregoing, whether disputed or not.

“Tax Return” means any report, return, information return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Entity in connection with the determination, assessment or collection of Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“TSX” means the Toronto Stock Exchange and, where the context requires, the financial market that it operates.

“TSX Company Manual” means the official company manual of TSX.

“WTO” means the World Trade Organization.

Section 9.6.          Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Defined Term	Location
“Agreement”	Preamble
“Anaconda”	Preamble
“Anaconda ASIC Documents”	Section 4.4(a)
“Anaconda Canadian Securities Commissions Documents”	Section 4.12(a)(ii)
“Anaconda Board of Directors”	Recitals, Section 5.4(i)
“Anaconda Board Recommendation”	Recitals
“Anaconda Capitalization Date”	Section 4.2(a)
“Anaconda Change of Recommendation”	Section 5.4(d)(vi)
“Anaconda Disclosure Documents”	Section 4.12(a)(ii)
“Anaconda Disclosure Letter”	Article IV
“Anaconda Governing Documents”	Section 4.1
“Anaconda Indemnified Parties”	Section 6.4
“Anaconda Leased Real Property”	Section 4.15(b)
“Anaconda Material Contracts”	Section 4.17(a)
“Anaconda Nominees”	Section 6.10(a)(ii)
“Anaconda Owned Real Property”	Section 4.15(a)
“Anaconda Permits”	Section 4.7(b)

“Anaconda Permitted Lien”	Section 4.15(a)
“Anaconda Related Parties”	Section 8.2(e)(ii)
“Anaconda Representative”	Section 5.1(a)
“Anaconda Shares”	Recitals
“Anaconda Termination Fee”	Section 8.2(c)
“Applicable Date”	Section 3.4(a)
“Audit Committee”	Section 6.10(a)(vii)
“CDI”	Recitals
“Certificate of Merger”	Section 2.4
“Code”	Recitals
“Commissioner”	Recitals
“Compensation Committee”	Section 6.10(a)(vii)
“Continuation Period”	Section 6.6(a)
“Continuing Employees”	Section 6.6(b)
“D&O Insurance”	Section 6.4(c)
“Damages”	Section 8.2(e)(i)
“Delaware Code”	Section 2.2
“DTC”	Section 2.8(b)
“Duties Act”	Recitals
“Effective Time”	Section 2.4
“Enforceability Exceptions”	Section 3.3(a)
“Excess Offer Shares”	Section 2.8(h)
“Exchange Agent”	Section 2.1
“Exchange Fund”	Section 2.8(a)
“FATA”	Exhibit A
“Form S-4”	Section 5.5(a)(i)
“Fractional Share Consideration”	Section 2.8(h)
“Indemnified Parties”	Section 6.4
“Independent Expert Event”	Section 5.4(e)(iv)
“Intended Tax Treatment”	Recitals
“Irish IntermediateCo”	Recitals
“Joinder Agreements”	Recitals
“Labor Organization”	Section 3.13(b)
“Letter of Transmittal”	Section 2.8(b)
“Lion”	Preamble
“Lion Assumed Option”	Section 2.9(c)
“Lion Assumed RSU”	Section 2.9(a)(i)
“Lion Board of Directors”	Recitals, Section 5.3(i)
“Lion Board Recommendation”	Recitals
“Lion Capitalization Date”	Section 3.2(a)
“Lion Cancelled Director RSUs”	Section 2.9(d)
“Lion Cancelled RSUs”	Section 2.9(a)(ii)

“Lion Change of Recommendation”	Section 5.3(d)(vi)
“Lion Director RSU”	Section 2.9(d)
“Lion Disclosure Letter”	Article III
“Lion Eligible Shares”	Section 2.7(a)
“Lion Excluded Shares”	Section 2.7(a)
“Lion Filings”	Section 3.4(a)
“Lion Governing Documents”	Section 3.1
“Lion Indemnified Parties”	Section 6.4
“Lion Leased Real Property”	Section 3.15(b)
“Lion Material Contracts”	Section 3.18(a)
“Lion Nominees”	Section 6.10(a)(ii)
“Lion Option”	Section 2.9(c)
“Lion Owned Real Property”	Section 3.15(a)
“Lion Permits”	Section 3.7(b)
“Lion Permitted Lien”	Section 3.15(a)
“Lion Preferred Stock”	Section 3.2(a)
“Lion PSU”	Section 2.9(b)
“Lion Related Parties”	Section 8.2(e)(i)
“Lion Representative”	Section 5.2(a)
“Lion RSU”	Section 2.9(a)(i)
“Lion Shares”	Recitals
“Lion Termination Fee”	Section 8.2(b)
“Merger”	Recitals
“Merger Closing”	Section 2.3
“Merger Consideration”	Section 2.7(a)
“Merger Exchange Ratio”	Recitals
“Merger Sub Stockholder Approval”	Section 3.3(a)(iii)
“New Topco”	Preamble
“New Topco Board”	Recitals
“New Topco Capital Increase”	Section 6.10(b)
“New Topco Share”	Recitals
“New Plans”	Section 6.6(b)
“Nominating Committee”	Section 6.10(a)(vii)
“Outstanding Performance Rights”	Section 1.5(a)
“Parties”	Preamble
“Party”	Preamble
“Payment”	Section 8.2(d)
“Payor”	Section 8.2(d)
“Proceedings”	Section 3.11
“Proxy Statement”	Section 5.5(a)(i)
“Recipient”	Section 8.2(d)
“Replacement Awards”	Section 1.5(c)

“Restriction”	Section 6.2(b)(i)
“Sale Nominee”	Section 1.4(a)
“Sarbanes-Oxley Act”	Section 3.5
“Scheme Consideration”	Recitals
“Subdivision 14-D”	Section 2.10
“Surviving Corporation”	Section 2.2
“Sustainability Committee”	Section 6.10(a)(vii)
“Transaction Litigation”	Section 6.8
“Transactions”	Recitals
“Treasurer”	Exhibit A
“Unvested Performance Rights”	Section 1.5(a)(i)
“U.S. Merger Sub”	Preamble
“VAT Amount”	Section 9.4

Section 9.7.          Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement or in the Anaconda Disclosure Letter, the Lion Disclosure Letter or the New Topco Disclosure Letter are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context requires otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean (except where expressly noted) such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. With respect to the determination of any period of time, the word “from” means “from and including”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The phrase “ordinary course of business” as used in this Agreement shall be deemed to mean “the ordinary course of business consistent with past practice”. All references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. The term

“made available” and words of similar import mean that the relevant documents, instruments or materials were (a) posted and made available to the other Parties or their Representatives on the Intralinks due diligence data site, with respect to Lion, or on the Ansarada due diligence data site, with respect to Anaconda, as applicable, maintained by either company for the purpose of the Transactions, in each case prior to the date hereof and including any information in the designated “clean team” areas of such data sites or (b) provided via electronic mail or in person prior to the date hereof. The word “or” means “and/or” unless the context otherwise requires.

Section 9.8.          Counterparts. This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.9.      Entire Agreement; Third-Party Beneficiaries.

(a)               This Agreement (including the Lion Disclosure Letter, the Anaconda Disclosure Letter and the New Topco Disclosure Letter), and all annexes and exhibits hereto (including the Scheme, the Deed Poll and the Joinder Agreements), constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that, until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, (i) Anaconda, Lion and the New Topco Parties shall be permitted to take the actions contemplated by this Agreement and (ii) the Confidentiality Agreement shall survive in full force and effect if any earlier expiration or termination is contemplated by the terms thereof) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)               This Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, other than (i) as provided in Section 6.4 (Directors’ and Officers’ Insurance and Indemnification) (which shall be enforceable by the Indemnified Parties), (ii) from and after the Scheme Implementation, the right of the Anaconda Shareholders to receive the Scheme Consideration and (iii) from and after the Effective Time, the right of Lion Stockholders to receive the Merger Consideration.

Section 9.10.      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are each fulfilled to the extent possible.

Section 9.11.      Governing Law; Jurisdiction.

(a)               This Agreement shall be interpreted and construed in accordance with, and any and all claims, controversies, and causes of action arising out of or relating to this Agreement, whether sounding in contract, tort, or statute, shall be governed by, the internal laws of the State of Delaware, including its statutes of limitations, without giving effect to any laws or other rules that would result in the application of the laws or statutes of limitations of a different jurisdiction; provided however that (i) the Scheme and matters related thereto shall, solely to the extent required by the Laws of Western Australia, Australia be governed by, and construed in accordance with, the Laws of Western Australia, Australia, and (ii) the Deed Poll shall be governed by, and construed in accordance with, the Laws of Western Australia, Australia.

(b)               Each Party, with respect to any Proceeding seeking to enforce any provision of, or based on any matter arising out of or relating to, this Agreement or the Transactions (whether brought by any Party or any of its affiliates or against any Party or its affiliates), (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, any federal court located in the State of Delaware or other Delaware state court. Notwithstanding the forgoing, the Scheme and matters directly related to the sanction thereof shall be subject to the jurisdiction of the Court and any appellate courts therefrom.

Section 9.12.      Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

Section 9.13.      Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their permitted successors and assigns. No Party may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other Parties, which any such Party may withhold in its absolute discretion.

Section 9.14.      Enforcement; Remedies; Limitation of Liability; Subsidiaries; New Topco.

(a)               Except as otherwise expressly provided in this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)               Except as provided in Section 8.2(e), the Parties agree that irreparable injury will occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII and in the absence of an obligation to make payment of the Lion Termination Fee or the Anaconda Termination Fee, as applicable, pursuant to Section 8.2(e), each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

(c)               Except as provided in Section 8.2(e), the Parties’ rights in this Section 9.15 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.15 on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity. For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.15, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(d)               Notwithstanding anything to the contrary in this Agreement, but subject to the terms of Section 8.2 and this Section 9.15, the maximum aggregate monetary liability of any Party with respect to a breach of the terms of this Agreement shall be an amount equal to the Anaconda Termination Fee, except in the case of any fraud or any Intentional Breach of this Agreement; provided that, for the avoidance of doubt, nothing in this Section 9.15(d) shall prohibit, restrict or otherwise affect any Party’s rights to seek and obtain the remedy of specific performance or any other remedy referred to in this Section 9.15.

(e)               Whenever this Agreement requires a Subsidiary of Lion or Anaconda to take any action, such requirement shall be deemed to include an undertaking on the part of Lion or Anaconda, as applicable, to cause such Subsidiary to take such action.

(f)                Prior to the Merger Closing, a material breach of this Agreement, Intentional Breach or fraud by New Topco, a Subsidiary of New Topco, Irish IntermediateCo or U.S. Merger Sub shall be deemed to be a material breach of this Agreement, Intentional Breach or fraud, respectively, by Lion.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

ALLKEM LIMITED

By:	/s/ Martín Pérez de Solay
Name:	Martín Pérez de Solay
Title:	Chief Executive Officer

[Signature Page to Transaction Agreement]

LIGHTNING-A LIMITED

By:	/s/ Juan Carlos Cruz Chellew
Name:	Juan Carlos Cruz Chellew
Title:	Director

LIVENT CORPORATION

By:	/s/ Paul Graves
Name:	Paul Graves
Title:	President and Chief Executive Officer

[Signature Page to Transaction Agreement]

Exhibit A

CONDITIONS

1.	Subject to paragraph 4 of this Exhibit A, the Parties’ obligations with respect to the Scheme Implementation do not become binding unless and until satisfaction or, to the extent permitted by applicable Law, waiver by each of Anaconda and Lion on or before the Sanction Date of the following conditions:

(a)	as at 8:00 a.m. AWST on the Sanction Date, each of the conditions set out in this Exhibit A (other than the conditions in paragraph 1(b) and paragraph 1(c) of this Exhibit A) has been satisfied or waived (where permitted);

(b)	the approval by the Court (or any court of competent jurisdiction on appeal therefrom) (without material modification) of the Scheme pursuant to Section 411(4)(b) of the Australian Act;

(c)	the lodging by Anaconda of an office copy of the Court approving the Scheme under Section 411(4)(b) of the Australian Act;

(d)	the Merger Closing shall be capable of occurring, and would reasonably be expected to occur, as promptly as practicable following the Scheme Implementation in accordance with the Steps Plan;

(e)	the Anaconda Shareholder Approval being duly obtained at the Scheme Meeting (or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken);

(f)	the Lion Stockholder Approval being duly obtained at the Lion Special Meeting (or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken);

(g)	(i) the NYSE having approved the listing of the New Topco Shares to be issued to the holders of Lion Shares and the New Topco Shares, including New Topco Shares underlying the CDIs, to be issued to holders of Anaconda Shares pursuant to the Scheme and the Merger, subject to official notice of issuance, and (ii) ASX having provided approval for the admission of New Topco as a foreign exempt listing to the official list of ASX and the approval for official quotation of the CDIs, whether or not such approval is subject to conditions;

(h)	all applicable Governmental Consents under the respective Antitrust Laws and the Investment Screening Laws of the jurisdictions set forth in Exhibit B on any terms described therein (as the same may be amended with the written consent of Anaconda and Lion) with respect to the Scheme and the Merger shall have been obtained or made (as applicable) and remain in full force and effect and all applicable waiting periods (including any extensions by agreement or operation of law) applicable to the Scheme and the Merger with respect thereto shall have expired, lapsed or been terminated (as applicable);

(i)	the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order (which has not been withdrawn) or Proceedings initiated by the SEC seeking any stop order;

(j)	(i) no Governmental Entity of a competent jurisdiction shall have issued any Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger or the Scheme and (ii) no Governmental Entity having jurisdiction over any Party shall have adopted any Law that is in effect and makes consummation of the Merger or the Scheme illegal or otherwise prohibited (it being understood that if any such Law arises out of or relates to Antitrust Laws or Investment Screening Laws, the presence of such Law will only be a failure to meet a condition under this paragraph 1(j) of this Exhibit A to the extent it would constitute a Material Restraint);

(k)	as at 8:00 a.m. AWST on the Sanction Date, neither the Agreement nor the Deed Poll having been terminated in accordance with its terms.

2.	Subject to paragraph 5 of this Exhibit A, Anaconda’s obligations with respect to the Scheme Implementation will also be conditional upon the satisfaction or, to the extent permitted by applicable Law, waiver by Anaconda on or before the Sanction Date of the following conditions:

(a)	(i) the representations and warranties of Lion set forth in Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.2(f), Section 3.2(g) and Section 3.2(h) (in the case of Section 3.2(f), Section 3.2(g) and Section 3.2(h), only as applied to Lion and not Lion Subsidiaries) shall be true and correct, subject only to de minimis inaccuracies, (A) on the date of this Agreement and (B) at the Sanction Date as though made on the Sanction Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); (ii) the representations and warranties of Lion set forth in (x) Section 3.10(a) shall be true and correct in all respects and (y) the first sentence of Section 3.1, Section 3.2(d), Section 3.2(e), Section 3.2(f), Section 3.2(g), Section 3.2(h), Section 3.2(i), Section 3.3(a), Section 3.16, Section 3.17 and Section 3.20 (in the case of Section 3.2(f), Section 3.2(g) and Section 3.2(h), only as applied to Lion Subsidiaries and not Lion) shall be true and correct in all material respects (in the case of this clause (y), without any materiality, Lion Material Adverse Effect or similar qualification), in the case of each of clauses (x) and (y), (A) on the date of this Agreement and (B) at the Sanction Date as though made on the Sanction Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); and (iii) the other representations and warranties of Lion set forth in Article III shall be true and correct in all respects (A) on the date of this Agreement and (B) at the Sanction Date as though made on the Sanction Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); provided that, notwithstanding anything herein to the contrary, the condition set forth in this paragraph 2(a)(iii) of Exhibit A shall be deemed to have been satisfied even if any representations and warranties of Lion are not so true and correct unless the failure of such representations and warranties of Lion to be so true and correct (read for purposes of this paragraph 2(a)(iii) of Exhibit A without any materiality, Lion Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have a Lion Material Adverse Effect;

(b)	Each of Lion and the New Topco Parties shall have in all material respects performed the obligations and complied with the covenants required by the Agreement to be performed or complied with by it prior to the Sanction Date;

(c)	Lion shall have delivered to Anaconda a certificate, dated as of the Sanction Date and signed by the Chief Executive Officer of Lion, certifying on behalf of Lion to the effect that the conditions set forth in paragraphs 2(a) and 2(b) of this Exhibit A have been satisfied;

(d)	there shall not have been any Lion Material Adverse Effect;

(e)	the Independent Expert shall have issued the IER, which concludes that the Scheme is in the best interest of Anaconda Shareholders and the Independent Expert does not change, withdraw or qualify its conclusion in any written update to its IER or withdraw the IER; and

(f)	Anaconda shall have received confirmation (verbal or otherwise) from the ATO that either (1) there are no material impediments to or material issues to be resolved which may prevent the ATO from issuing the ATO Class Ruling or (2) the ATO is prepared to issue the ATO Class Ruling, in a form and substance satisfactory to Anaconda (acting reasonably), confirming that qualifying Australian resident Anaconda Shareholders will be eligible to choose rollover relief to the extent to which they receive New Topco Shares or CDIs in exchange for their Anaconda Shares in connection with the Scheme. For the avoidance of doubt, should an ATO Class Ruling not be available for all qualifying Australian resident Anaconda Shareholders, an ATO Class Ruling that includes (or would include, when issued) a confirmation that qualifying Australian resident shareholders who hold their shares on capital account are eligible to claim rollover relief will be acceptable to Anaconda.

3.	Subject to paragraph 6 of this Exhibit A, Lion’s and New Topco’s obligations with respect to the Scheme Implementation will also be conditional upon the satisfaction or, to the extent permitted by applicable Law, waiver by Lion on or before the Sanction Date of the following conditions:

(a)	(i) the representations and warranties of Anaconda set forth in Section 4.2(a), Section 4.2(c), Section 4.2(d) and Section 4.2(e) (in the case of Section 4.2(c), Section 4.2(d) and Section 4.2(e), only as applied to Anaconda and not Anaconda Subsidiaries) shall be true and correct, subject only to de minimis inaccuracies, (A) on the date of this Agreement and (B) at the Sanction Date as though made on the Sanction Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); (ii) the representations and warranties of Anaconda set forth in (x) Section 4.10(a) shall be true and correct in all respects and (y) the first sentence of Section 4.1, Section 4.2(b), Section 4.2(c), Section 4.2(d), Section 4.2(e), Section 4.2(f), Section 4.3(a), Section 4.16 and Section 4.19 (in the case of Section 4.2(c), Section 4.2(d) and Section 4.2(e), only as applied to Anaconda Subsidiaries and not Anaconda) shall be true and correct in all material respects (in the case of this clause (y), without any materiality, Anaconda Material Adverse Effect or similar qualification), in the case of each of clauses (x) and (y), (A) on the date of this Agreement and (B) at the Sanction Date as though made on the Sanction Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); and (iii) the other representations and warranties of Anaconda set forth in Article IV shall be true and correct in all respects (A) on the date of this Agreement and (B) at the Sanction Date as though made on the Sanction Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); provided that, notwithstanding anything herein to the contrary, the condition set forth in this paragraph 3(a)(iii) of Exhibit A shall be deemed to have been satisfied even if any representations and warranties of Anaconda are not so true and correct unless the failure of such representations and warranties of Anaconda to be so true and correct (read for purposes of this paragraph 3(a)(iii) of Exhibit A without any materiality, Anaconda Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have an Anaconda Material Adverse Effect;

(b)	Anaconda shall have in all material respects performed the obligations and complied with the covenants required by the Agreement to be performed or complied with by it prior to the Sanction Date;

(c)	Anaconda shall have delivered to Lion a certificate, dated as of the Sanction Date and signed by the Chief Executive Officer of Anaconda, certifying on behalf of Anaconda to the effect that the conditions set forth in paragraphs 3(a) and 3(b) of this Exhibit A have been satisfied;

(d)	there shall not have been any Anaconda Material Adverse Effect; and

(e)	Lion shall have sought and received an opinion of Davis Polk & Wardwell LLP, or, if Davis Polk & Wardwell LLP is unable or unwilling to provide such opinion, Sidley Austin LLP (whichever such firm delivers such opinion, “Company Tax Counsel”), dated as of the Sanction Date, in form and substance reasonably satisfactory to Lion, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion and as of the date thereof, (i) either (A) the Merger should qualify as a “reorganization” under Section 368(a) of the Code or (B) the Merger and the Scheme, taken together, should qualify as an exchange described in Section 351(a) of the Code, and (ii) the transfer of Lion Eligible Shares by Lion Stockholders pursuant to the Merger (other than by any Lion Stockholder who is a U.S. person and would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of New Topco following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c)) should qualify for an exception to Section 367(a)(1) of the Code. In rendering such opinion, Company Tax Counsel may rely on the tax representation letters provided for in Section 6.13(c), and such other information provided to it by Lion, New Topco and/or Anaconda for purposes of rendering such opinion.

4.	Anaconda and Lion reserve the right (but shall be under no obligation) to waive (to the extent permitted by applicable Law), in whole or in part, all or any of the conditions in paragraph 1 of this Exhibit A (provided that each Party agrees to any such waiver).

5.	Anaconda reserves the right (but shall be under no obligation) to waive, in whole or in part, to the extent permitted by applicable Law, all or any of the conditions in paragraph 2.

6.	Lion reserves the right (but shall be under no obligation) to waive, in whole or in part, to the extent permitted by applicable Law, all or any of the conditions in paragraph 3.

Exhibit B

REQUIRED GOVERNMENTAL CONSENTS

Antitrust Laws:

1.	Australia, pursuant to the Competition and Consumer Act 2010 (Cth)

2.	Canada, pursuant to the Competition Act 1985

3.	China, pursuant to the Anti-Monopoly Law of the People’s Republic of China

4.	Japan, pursuant to the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Law No. 54 of 1947)

5.	South Korea, pursuant to the Monopoly Regulation and Fair Trade Act

6.	U.S., pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976

Investment Screening Laws:

1.	Australia, pursuant to the Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”), on the following terms:

a.	New Topco has received written notice under the FATA, by or on behalf of the Treasurer of the Commonwealth of Australia (“Treasurer”), advising that (or to the effect that) the Commonwealth Government of Australia has no objections to the Scheme, and where it would be a notifiable action or a notifiable national security action under the FATA, the Merger, either unconditionally or subject only to (A) “standard” tax conditions which are in the form, or substantially in the form, of those set out in Part D of the Australian Foreign Investment Review Board’s Guidance Note 12 “Tax Conditions” (in the form last updated on 9 July 2021) and (B) any conditions or undertakings that are acceptable to Anaconda, Lion and New Topco, each acting reasonably; or

b.	following the giving of notice of the Transactions under the FATA, the Treasurer becomes precluded by passage of time from making an order or decision under Division 2 of Part 3 of the FATA in respect of the Scheme, where it would be or involve a notifiable action or a notifiable national security action under the FATA, the Merger, and the 10 day period referred to in section 82(2)(a) of the FATA has ended or the period referred to in section 82(2)(b) of the FATA has ended (whichever is applicable).

2.	UK, pursuant to the National Security and Investment Act 2022

3.	U.S., consisting of the CFIUS Approval

Other Antitrust Laws and Investment Screening Laws:

B-1

1.	Any jurisdiction if and to the extent an Antitrust Law or Investment Screening Law thereof enters into force after the date of the Agreement and prior to the Sanction Date which requires a Governmental Consent with respect to the Scheme or the Merger, provided that the violation or contravention of such Antitrust Law or Investment Screening Law would reasonably be expected to result in a material and adverse effect on New Topco and its Subsidiaries, taken as a whole, on an ongoing basis following the Effective Time.

2.	Any jurisdiction if and to the extent a Governmental Entity thereof exercises authority pursuant to an Antitrust Law or Investment Screening Law to require any Party to seek or obtain a Governmental Consent therefrom prior to the Sanction Date, provided that the violation or contravention of such requirement would reasonably be expected to result in a material and adverse effect on New Topco and its Subsidiaries, taken as a whole, on an ongoing basis following the Effective Time.

B-2

EXHIBIT C

Deed Poll

THIS DEED POLL is made on 2023

BY:

[●], whose principal executive office is at [●]. (New TopCo).

IN FAVOUR AND FOR THE BENEFIT OF:

Eligible Shareholders.

Ineligible Overseas Shareholders.

BACKGROUND

(A)	On or about 10 May 2023, Allkem, Livent and New TopCo entered into a transaction agreement with respect to (among other things) the Scheme and associated matters (Transaction Agreement).

(B)	Under the Transaction Agreement:

(1)	Allkem has agreed to propose the Scheme, pursuant to which (among other things):

(i)	New TopCo will provide to each Eligible Shareholder the Scheme Consideration in respect of each of their Scheme Shares; and

(ii)	the Eligible Shareholders will transfer to New TopCo, and New TopCo will acquire, all of the Scheme Shares; and

(2)	New TopCo has agreed to (among other things) enter into this Deed Poll.

(C)	New TopCo is executing this Deed Poll to covenant in favour of the Eligible Shareholders and the Ineligible Overseas Shareholders to perform its obligations under the Scheme.

NEW TOPCO DECLARES AS FOLLOWS

1	INTERPRETATION

1.1	Definitions

Insolvency Event means, in respect of a person:

(a)	an administrator being appointed to the person;

(b)	any of the following occurring:

(i)	a controller or analogous person being appointed to the person or any of the person’s property;

(ii)	an application being made to a court for an order to appoint a controller, provisional liquidator, trustee for creditors or in bankruptcy or analogous person to the person or any of the person’s property, other than where the application is stayed, withdrawn, dismissed or set aside within 14 days; or

(iii)	an appointment of the kind referred to in subparagraph (ii) being made (whether or not following a resolution or application);

(c)	the person being taken under section 459F(1) of the Corporations Act to have failed to comply with a statutory demand;

(d)	an application being made to a court for an order for its winding up which is not set aside within 14 days;

(e)	an order being made, or the person passing a resolution, for its winding up;

(f)	the person:

(i)	suspending payment of its debts, ceasing (or threatening to cease) to carry on all or a material part of its business, stating that it is unable to pay its debts or being or becoming otherwise insolvent; or

(ii)	being unable to pay its debts or otherwise insolvent;

(g)	the person entering into a compromise or arrangement with, or assignment for the benefit of, its members or creditors generally;

(h)	a court or other authority enforcing any judgment or order against the person for the payment of money or the recovery of any property; or

(i)	any analogous event under the laws of any applicable jurisdiction,

unless this takes place as part of a solvent reconstruction, amalgamation, merger or consolidation that has been approved by Allkem.

Scheme means the proposed scheme of arrangement under Part 5.1 of the Corporations Act between Allkem, Eligible Shareholders and Ineligible Overseas Shareholders, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by New TopCo, Livent and Allkem.

Unless the context otherwise requires, terms defined in the Scheme have the same meaning when used in this Deed Poll.

1.2	Rules for interpreting this Deed Poll

Clause 1.2 of the Scheme applies to the interpretation of this Deed Poll, except that references to “Scheme” are to be read as references to “Deed Poll”.

2	NATURE OF THIS DEED POLL

New TopCo acknowledges and agrees that:

(a)	This Deed Poll may be relied on and enforced by any Scheme Shareholder and by the Sale Nominee in accordance with its terms even though the Scheme Shareholders and the Sale Nominee are not party to it; and

(b)	Under the Scheme, each Scheme Shareholder and the Sale Nominee each irrevocably appoints Allkem and each of its directors and officers, jointly and severally, as its agent and attorney to enforce this Deed Poll against New TopCo.

3	CONDITIONS PRECEDENT AND TERMINATION

3.1	Conditions precedent

This Deed Poll, and New TopCo’s obligations under this Deed Poll, are subject to the Scheme becoming Effective.

3.2	Termination

(a)	Unless New TopCo and Allkem otherwise agree in writing (and, if required, as approved by the Court), New TopCo’s obligations under this Deed Poll will automatically terminate, and the terms of this Deed Poll will be of no further force or effect, if the Transaction Agreement is terminated in accordance with its terms.

(b)	If this Deed Poll is terminated pursuant to clause 3.2(a):

(i)	New TopCo is released from its obligations under this Deed Poll; and

(ii)	each Scheme Shareholder and the Sale Nominee retains any rights, powers or remedies it has against New TopCo in respect of any breach of this Deed Poll that occurred before it was terminated.

4	SCHEME OBLIGATIONS

4.1	Undertaking to provide Scheme Consideration

Subject to clause 3, in consideration of the transfer of each Scheme Share to New TopCo in accordance with the Scheme, New TopCo covenants in favour of each Eligible Shareholder and the Ineligible Overseas Shareholders that it will:

(a)	provide the Scheme Consideration to each Eligible Shareholder on the Scheme Implementation Date; and

(b)	undertake and perform all other actions and obligations, and give each covenant, attributed to it or otherwise contemplated of it under the Scheme, as if named as a party to the Scheme,

in each case, subject to and in accordance with the terms of the Scheme.

4.2	Consideration Shares to rank equally

New TopCo covenants in favour of each Scheme Shareholder and in favour of the Sale Nominee that each Consideration Share (including those to be issued to CDN or its custodian in connection with the Consideration CDIs) will, upon issue:

(a)	be duly issued and fully paid;

(b)	be free from any Encumbrances, pledges and interests of third parties of any kind; and

(c)	rank equally in all respects, including for future dividends, with all existing New TopCo Shares then on issue.

5	PERFORMANCE OF OBLIGATIONS GENERALLY

5.1	Performance of the Scheme

New TopCo must comply with the obligations attributed to New TopCo under the Scheme and this Deed Poll (on and subject to their terms and conditions) and do all acts necessary or desirable on its part to give full effect to the Scheme.

6	REPRESENTATIONS AND WARRANTIES

New TopCo represents and warrants in favour of each Scheme Shareholder and in favour of the Sale Nominee that:

(a)	(status) it is a validly existing corporation in accordance with the laws of its place of incorporation and remains in good standing thereunder;

(b)	(power) it has full legal capacity and power to enter into this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c)	(corporate authority) it has taken all corporate action that is necessary to authorise it to enter into this Deed Poll and it has taken or will take all corporate action that is necessary to authorise it to carry out the transactions contemplated by this Deed Poll;

(d)	(Deed Poll effective) this Deed Poll constitutes valid and binding obligations on it, enforceable against it in accordance with its terms;

(e)	(no contravention) the entry by it into, its compliance with its obligations and the exercise of its rights under, this Deed Poll do not and will not conflict with:

(i)	its constituent documents or cause a limitation on its powers or the powers of its directors to be exceeded; or

(ii)	any law binding on or applicable to it or its assets,

(f)	(no Insolvency Event) it is not affected by an Insolvency Event.

7	CONTINUING OBLIGATIONS

This Deed Poll is irrevocable and, subject to clause 3, remains in full force and effect until the earlier of:

(a)	New TopCo having fully performed its obligations under this Deed Poll; and

(b)	termination of this Deed Poll pursuant to clause 3.2.

8	NOTICES

8.1	How to give a notice

A notice, consent or other communication under this Deed Poll is only effective if it is:

(a)	in writing, legible and in English, signed by or on behalf of the person giving it;

(b)	addressed to the person to whom it is to be given; and

(c)	either:

(i)	delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person's address; or

(ii)	sent in electronic form (such as email).

8.2	When a notice is given

A notice, consent or other communication that complies with this clause 8 is regarded as given and received upon:

(a)	if sent by mail:

(i)	within Australia – three Business Days after posting; or

(ii)	to or from a place outside Australia – seven Business Days after posting;

(b)	if sent in electronic form:

(i)	if it is transmitted by 5.00 pm on a Business Day – when sent; or

(ii)	if it is transmitted after 5.00 pm on a Business Day, or at any time on a day that is not a Business Day – on the next Business Day,

provided that no notice of failure of transmission or other error message is received by the sender.

8.3	Address for notices

New TopCo’s mail address and email address are those set out below, or as New TopCo otherwise notifies.

Address:	Percy Exchange, 8-34 Percy Place, Ballsbridge, Dublin 4
Email:	[●]
Attention:	Attention: The Secretary
Copy to:

Guy Alexander, Allens at Guy.Alexander@allens.com.au

William H. Aaronson, Davis Polk & Wardwell LLP at
william.aaronson@davispolk.com
Cheryl Chan, Davis Polk & Wardwell LLP at
cheryl.chan@davispolk.com

9	GENERAL

9.1	Amendment

A provision of this Deed Poll may not be amended or varied unless:

(a)	before the Second Court Date, the amendment or variation is agreed to in writing by Allkem (on behalf of each Scheme Shareholder but without the need for Allkem to refer the amendment or variation to any Scheme Shareholder) and, if required, is approved by the Court; or

(b)	on or after the Second Court Date, the amendment or variation is agreed to in writing by Allkem (on behalf of each Scheme Shareholder and the Sale Nominee but without the need for Allkem to refer the amendment or variation to any Scheme Shareholder or the Sale Nominee) and is approved by the Court, and New TopCo executes a further deed poll in favour of each Scheme Shareholder and the Sale Nominee giving effect to that amendment or variation.

9.2	Assignment

(a)	The rights created by this Deed Poll are personal to New TopCo, each Scheme Shareholder and the Sale Nominee and, except with the prior written consent of Allkem and New TopCo, cannot and must not be assigned, encumbered, charged or otherwise dealt with at law or in equity by a Scheme Shareholder or by the Sale Nominee.

(b)	Any purported dealing in contravention of clause 9.2(a) is invalid.

9.3	Waiver of rights

A right may only be waived in writing, signed by the party giving the waiver, and:

(a)	no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of that right;

(b)	a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

(c)	the exercise, or partial exercise, of a right does not prevent any further exercise of that right or of any other right.

9.4	Operation of this Deed Poll

(a)	The rights, powers and remedies of New TopCo, the Scheme Shareholders and the Sale Nominee under this Deed Poll are in addition to, and do not replace, exclude or limit, any other rights, powers or remedies provided by law independently of this Deed Poll.

(b)	Any provision of this Deed Poll that is void, illegal or unenforceable:

(i)	in a particular jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions of this Deed Poll in that or any other jurisdiction; and

(ii)	is, where possible, to be severed to the extent necessary to make this Deed Poll valid, legal or enforceable, unless this would materially change the intended effect of this Deed Poll.

9.5	Duty

New TopCo must:

(a)	pay all stamp duty payable or assessed as being payable in connection with this Deed Poll, the Scheme, or the transfer by the Eligible Shareholders of the Scheme Shares pursuant to the Scheme (including any fees, fines, penalties and interest in connection with any of these amounts); and

(b)	indemnify each Eligible Shareholder against any liability arising from any failure by New TopCo to comply with clause 9.5(a).

9.6	Consent

New TopCo consents to Allkem producing this Deed Poll to the Court.

9.7	Further acts

New TopCo must, at their own expense, promptly do all things and execute all documents reasonably necessary to give full effect to this Deed Poll and all transactions contemplated by it.

9.8	Governing law

(a)	This Deed Poll and any dispute arising out of or in connection with the subject matter of this Deed Poll is governed by the laws of Western Australia.

(b)	New TopCo irrevocably submits to the jurisdiction of the Federal Court of Australia (Western Australian registry) and of the courts competent to determine appeals from that court with respect to any proceedings that may be brought at any time arising out of or in connection with the subject matter of this Deed Poll. New TopCo irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in any inconvenient forum.

EXECUTED as a deed poll.

Signed Sealed and Delivered by New TopCo in the presence of:

Signature of Witness	Signature of Authorised Signatory

Name of Witness	Name of Authorised Signatory

EXHIBIT D Scheme of Arrangement

Under section 411 of the Corporations Act

BETWEEN:

(1)	Allkem Limited (ACN 112 589 910) whose registered office is at Level 35, 71 Eagle Street, Brisbane QLD 4000 (Allkem);

(2)	Eligible Shareholders; and

(3)	Ineligible Overseas Shareholders.

PRELIMINARY MATTERS

(A)	Allkem is a public company limited by shares incorporated in Australia. It has its registered office at registered office is at Level 35, 71 Eagle Street, Brisbane QLD 4000. Allkem is admitted to the official list of ASX and Allkem Shares are quoted on the securities exchange operated by ASX and the TSX.

(C)	Livent Corporation (Livent) is a public corporation incorporated in Delaware, in the United States of America. It has its principal executive office at [●]. Livent stock is listed on NYSE.

(D)	New TopCo (New TopCo) is a public limited company incorporated under the laws of the Bailiwick of Jersey. It has its registered address at [●].

(E)	Allkem, Livent and New TopCo entered into the Transaction Agreement on or about 10 May 2023 to facilitate (among other things) the implementation of this Scheme as part of the Transaction.

(F)	By no later than the day that is one Business Day prior to the First Court Date, New TopCo will have executed the Deed Poll under which New TopCo will covenant in favour of the Eligible Shareholders and Ineligible Overseas Shareholders to perform the obligations attributable to it under this Scheme, including to provide the Scheme Consideration to Eligible Shareholders in accordance with the terms of this Scheme.

(G)	If this Scheme becomes Effective:

(a)	after the Scheme Record Date and prior to Scheme Implementation, all of the Ineligible Shares will be transferred to the Sale Nominee; and

(b)	on the Implementation Date:

(i)	New TopCo will provide the Scheme Consideration to Eligible Shareholders (including the Sale Nominee) in accordance with the terms of this Scheme and the Deed Poll;

(ii)	all of the Scheme Shares, and all of the rights and entitlements attaching to them as at the Implementation Date, will be transferred to New TopCo; and

(iii)	Allkem will enter New TopCo’s name in the Allkem Share Register as the holder of all of the Scheme Shares; and

(c)	following the Implementation Date, the Consideration CDIs issued to the Sale Nominee on Scheme Implementation in respect of the Ineligible Shares transferred to it under paragraph (a) will be sold by the Sale Nominee, with the net proceeds of such Consideration CDIs being paid to the Ineligible Overseas Shareholders on a pro-rata basis.

OPERATIVE PROVISIONS

1	INTERPRETATION

1.1	Definitions

The following definitions apply in this Scheme.

Allkem Share means a fully paid ordinary share in Allkem.

Allkem Share Register means the register of members of Allkem maintained in accordance with the Corporations Act.

Allkem Share Registry means Computershare Investor Services Pty Limited ACN 078 279 277.

Allkem Shareholder means a person entered in the Allkem Share Register as a holder of one or more Allkem Shares.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691), and, where the context requires, the securities exchange that it operates.

ASX Listing Rules means the official listing rules of ASX.

Business Day:

(a)	when used in relation to the Implementation Date and the Scheme Record Date, has the meaning given in the ASX Listing Rules; and

(b)	in all other cases, means any day other than:

(i)	a Saturday or a Sunday; or

(ii)	a day on which banking and savings and loan institutions are authorised or required by law to be closed in Perth, Western Australia, Australia, Brisbane, Queensland, Australia, the Bailiwick of Jersey or Philadelphia, Pennsylvania, United States of America.

CDI means a CHESS Depositary Interest, representing beneficial ownership of one New TopCo Share.

CDN means CHESS Depositary Nominees Pty Limited (ACN 071 346 506).

CHESS means the Clearing House Electronic Subregister System for the electronic transfer of securities operated by ASX Settlement Pty Limited ABN 49 008 504 532.

Consideration CDI means a New TopCo CDI issued under this Scheme as Scheme Consideration.

Consideration Share means a New TopCo Share to be issued under this Scheme as Scheme Consideration.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia (Western Australian registry) or such other court of competent jurisdiction under the Corporations Act as may be agreed to in writing by Allkem and Livent.

Court Orders means the order or orders of the Court approving this Scheme under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act).

Deed Poll means the deed poll substantially in the form of Exhibit C to the Transaction Agreement, under which New TopCo covenants in favour of Eligible Shareholders and Ineligible Overseas Shareholders to perform the obligations attributed to New TopCo under this Scheme.

Effective means the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to this Scheme.

Eligible Shareholder means:

(a)	a Scheme Shareholder who is not an Ineligible Overseas Shareholder; and

(b)	the Sale Nominee.

Encumbrance means:

(a)	a Security Interest; or

(b)	an easement, restrictive covenant, caveat or similar restriction over property.

FIRB means the Australian Foreign Investment Review Board.

Governmental Entity means a government, government department or a governmental, semi-governmental, administrative, statutory or judicial entity, agency, authority, commission, department, tribunal, or person charged with the administration of a law or agency, whether in Australia or elsewhere, including the Australian Competition and Consumer Commission, ASIC, ASX, the Takeovers Panel, and any self-regulatory organisation established under statute or by ASX, or any applicable foreign equivalents of the specified bodies.

Ineligible Consideration CDIs has the meaning given in clause 4.4(f).

Ineligible Overseas Shareholder means an Allkem Shareholder whose Registered Address at the Scheme Record Date is a place outside of Australia and Argentina, British Virgin Islands, Canada, China, Hong Kong, Japan, Malaysia, New Zealand, Singapore, the United Kingdom and the United States (unless otherwise agreed by Allkem, Livent and New TopCo in writing, each acting reasonably) or any other jurisdictions agreed by Allkem, Livent and New Topco in writing as lawful and not unduly impracticable or onerous for New TopCo to issue such Allkem Shareholder New TopCo Shares or CDIs upon Scheme Implementation in accordance with the terms of this Agreement (each acting reasonably).

Ineligible Shares has the meaning given in clause 4.4(c).

Ineligible Share Transfer means a duly completed and executed proper instrument of transfer in respect of the Ineligible Shares for the purposes of section 1071B of the Corporations Act, in favour of the Sale Nominee, being a master transfer of all of the Ineligible Shares.

Merger means the proposed merger between US Merger Sub and Livent in accordance with the Transaction Agreement.

Net Proceeds means the total proceeds of sale of all of the Ineligible Consideration CDIs after the deduction of any applicable fees, brokerage, taxes and charges of the Sale Nominee reasonably incurred in connection with the sale of the Ineligible Consideration CDIs.

New TopCo Share means an ordinary share, par value of $[●], of New TopCo.

New TopCo Share Register means the register of shareholders of New TopCo.

NYSE means the New York Stock Exchange.

Registered Address means, in relation to an Allkem Shareholder, the address of the shareholder shown in the Allkem Share Register.

Sale Nominee means the nominee appointed by Allkem in accordance with clause 4.4 of this Scheme to sell the Ineligible Consideration CDIs under the terms of this Scheme (or any nominee of such person).

Scheme means this scheme of arrangement under Part 5.1 of the Corporations Act between Allkem, the Eligible Shareholders and the Ineligible Overseas Shareholders, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by New TopCo, Livent and Allkem.

Scheme Consideration means the consideration to be provided by New TopCo to each Eligible Shareholder for the transfer of each Scheme Share under this Scheme, as set out in clause 4.

Scheme Effective Date means the date on which this Scheme becomes Effective.

Scheme Implementation means the implementation of this Scheme.

Scheme Implementation Date means the date on which Scheme Implementation occurs, being the third Business Day following the Scheme Record Date, or such other date as may be agreed to in writing by Allkem and Livent.

Scheme Meeting means the meeting of Allkem Shareholders (and any adjournment thereof) ordered by the Court to be convened under section 411(1) of the Corporations Act to consider and vote on the Scheme.

Scheme Record Date means 7.00 pm (Sydney time) on the second Business Day after the Scheme Effective Date, or such other date and time as may be agreed to in writing by Allkem and Livent.

Scheme Share means:

(a)	each Allkem Share held by a Scheme Shareholder (other than an Ineligible Overseas Shareholder) as at the Scheme Record Date; and

(b)	each Allkem Share held by an Ineligible Overseas Shareholder and transferred to the Sale Nominee after the Scheme Record Date and prior to Scheme Implementation pursuant to clause 4.4 of this Scheme.

Scheme Shareholder means an Allkem Shareholder as at the Scheme Record Date, taking into account registration of all registrable transfers and transmission applications in accordance with clause 5.1.

Scheme Transfer means a duly completed and executed proper instrument of transfer in respect of the Scheme Shares for the purposes of section 1071B of the Corporations Act, in favour of New TopCo, being a master transfer of all of the Scheme Shares.

Second Court Date means the first day on which the Court hears an application for an order under section 411(4)(b) of the Corporations Act approving this Scheme or, if the application is adjourned or subject to appeal for any reason, the first day on which the adjourned or appealed application is heard.

Security Interest means any security interest, including:

(a)	a security interest that is subject to the Personal Property Securities Act 2009 (Cth);

(b)	any other mortgage, charge, pledge or lien; or

(c)	any other interest or arrangement of any kind that in substance secures the payment of money or the performance of an obligation, or that gives a creditor priority over unsecured creditors in relation to any property.

Share Electing Shareholder means an Eligible Shareholder (other than the Sale Nominee) who has provided Allkem with a duly completed Share Election before 7.00 pm (Sydney time) on the day that is three Business Days prior to the Scheme Record Date.

Share Election means a validly completed notice by an Eligible Shareholder (other than the Sale Nominee) requesting to receive the Scheme Consideration as Consideration Shares instead of Consideration CDIs.

Takeovers Panel means the Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2001 (Cth).

Terms of Appointment means the deed or other document under which the Sale Nominee is appointed under clause 4.4 of this Scheme.

Transaction means this Scheme and the Merger (which is expected to become effective following Scheme Implementation in accordance with the Transaction Agreement).

Transaction Agreement means the transaction agreement dated on or about 10 May 2023 between Allkem, Livent and New TopCo relating to (among other things) Scheme Implementation.

TSX means the Toronto Stock Exchange.

Unclaimed Money Act means the Unclaimed Money Act 1990 (WA).

US Merger Sub means a Delaware corporation that will be formed after the date of the Transaction Agreement and that will ultimately be (but will not at any time prior to Scheme Implementation be) an indirect wholly-owned subsidiary of New TopCo and that is referred to as “U.S. Merger Sub” in the Transaction Agreement.

1.2	Rules for interpreting this Scheme

Headings and catchwords are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this Scheme, except where the context makes it clear that a rule is not intended to apply.

(a)	A reference to:

(i)	a legislative provision or legislation (including subordinate legislation) is to that provision or legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii)	a clause is to a clause of this Scheme;

(iii)	a document (including this Scheme) or agreement, or a provision of a document (including this Scheme) or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iv)	a group of persons is a reference to any 2 or more of them jointly and to each of them individually;

(v)	a party to this Scheme, or to any other document or agreement, includes a permitted substitute or a permitted assign of that party;

(vi)	a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(vii)	any thing (including a right, amount, obligation or concept) includes each part of it.

(b)	A singular word includes the plural, and vice versa.

(c)	A word that suggests one gender includes the other genders.

(d)	If a word or phrase is defined, any other grammatical form of that word or phrase has a corresponding meaning.

(e)	If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f)	The word officer has the same meaning as given by the Corporations Act.

(g)	A reference to A$, $ or dollar is to Australian currency.

(h)	A reference to time in this Scheme is a reference to Australian Western Standard Time, unless otherwise expressly specified.

(i)	Nothing in this Scheme is to be construed adversely to a party just because that party prepared this Scheme or prepared or proposed the relevant part of this Scheme.

1.3	Non–Business Days

If the day on or by which a person must do something under this Scheme is not a Business Day, the person must do it on or by the next Business Day.

2	CONDITIONS PRECEDENT

2.1	Conditions precedent to the Scheme

This Scheme is conditional upon, and will not become Effective unless and until, each of the following conditions precedent is satisfied.

(a)	As at 8.00 am on the Second Court Date, the conditions in Exhibit A of the Transaction Agreement (other than the conditions in paragraph 1(b) and 1(c) of Exhibit A of the Transaction Agreement) has been satisfied or waived in accordance with the terms of the Transaction Agreement.

(b)	Prior to 8.00 am on the Second Court Date, neither the Transaction Agreement nor the Deed Poll has been terminated in accordance with their terms.

(c)	The order of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act, subject to such alterations or conditions being agreed in accordance with clause 3.3) approving this Scheme comes into effect pursuant to section 411(10) of the Corporations Act on or before either or both of the Transaction Agreement and the Deed Poll are terminated in accordance with their respective terms.

2.2	Certificates

(a)	Before 8.30 am on the Second Court Date:

(i)	Allkem must provide to the Court:

(A)	a certificate, in the form of a deed, confirming whether or not, in respect of matters within Allkem’s knowledge, the conditions precedent in clause 2.1(a) and 2.1(b) have been satisfied

(B)	a certificate from Livent, in the form of a deed, confirming whether or not, in respect of matters within Livent’s knowledge, the conditions precedent in clause 2.1(a) and 2.1(b) have been satisfied; and

(ii)	New TopCo must provide to the Court a certificate, in the form of a deed, confirming whether or not, in respect of matters within New TopCo’s knowledge, the conditions precedent in clause 2.1(a) and 2.1(b) have been satisfied.

(b)	The certificates referred to in clause 2.2(a) constitute conclusive evidence that the conditions precedent in clauses 2.1(a) and 2.1(b) have been satisfied.

2.3	Scheme Effective Date

Subject to clause 2.1, this Scheme takes effect on the Scheme Effective Date.

2.4	When Scheme will lapse

Unless Allkem, New TopCo and Livent otherwise agree in writing (and, if required, as approved by the Court), this Scheme will immediately lapse and be of no further force or effect if, without limiting any rights under the Transaction Agreement either or both of the Transaction Agreement and the Deed Poll are terminated in accordance with their respective terms.

3	THE SCHEME

3.1	Lodgement of copy of Court Order with ASIC

Allkem must lodge with ASIC an office copy of the Court Orders in accordance with section 411(10) of the Corporations Act:

(a)	as soon as possible after the date on which the Court makes the Court Orders and in accordance with the time limit set out in item 10 of Appendix 7A of the ASX Listing Rules; or

(b)	on such other Business Day and by such other time as agreed to in writing by Livent and Allkem.

3.2	Transfer of Scheme Shares

On the Scheme Implementation Date:

(a)	subject to New TopCo taking the steps to provide the Scheme Consideration which it is required to take on the Scheme Implementation Date under clause 4, all of the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares as at the Scheme Implementation Date, will be transferred to New TopCo without the need for any further act by any Scheme Shareholder or the Sale Nominee (other than acts performed by Allkem or its directors and officers as attorney and agent for the Scheme Shareholders and the Sale Nominee under this Scheme) by:

(i)	Allkem delivering to New TopCo a duly completed registrable Scheme Transfer to transfer the Scheme Shares to New TopCo, which Scheme Transfer has been duly executed by Allkem (or any of its directors and officers) as the attorney and agent of each Eligible Shareholder as a transferor under clauses 6.2 and 6.4; and

(ii)	New TopCo duly completing and executing the Scheme Transfer as transferee and delivering the Scheme Transfer to Allkem for registration; and

(b)	immediately following receipt of the Scheme Transfer in accordance with clause 3.2(a)(ii), Allkem must:

(i)	attend to registration of the Scheme Transfer; and

(ii)	enter or procure the entry of the name and address of New TopCo in the Allkem Share Register as the holder of all of the Scheme Shares.

3.3	Alteration or condition to Scheme

If the Court proposes to approve this Scheme subject to any alterations or conditions under section 411(6) of the Corporations Act, and those alterations or conditions have been agreed to in writing by each of Allkem, Livent and New TopCo:

(a)	Allkem may, by its counsel, consent on behalf of all persons concerned, including each Scheme Shareholder (and, to avoid doubt, the Sale Nominee), to those alterations or conditions; and

(b)	each Scheme Shareholder (and, to avoid doubt, the Sale Nominee) agrees to any such alterations or conditions that counsel for Allkem has consented to.

4	SCHEME CONSIDERATION

4.1	Elections by Eligible Shareholders

(a)	Each Eligible Shareholder (other than the Sale Nominee) may become a Share Electing Shareholder by providing Allkem with a duly completed Share Election before 7.00 pm (Sydney time) on the day that is three Business Days prior to the Scheme Record Date.

(b)	To avoid doubt, a Share Election submitted by an Ineligible Overseas Shareholder will be of no force or effect.

4.2	Entitlement to Scheme Consideration

(a)	On the Scheme Implementation Date, in consideration for the transfer to New TopCo of Scheme Shares under the terms of this Scheme, each Eligible Shareholder will be entitled to receive the Scheme Consideration in respect of each of their Scheme Shares in accordance with this clause 4.

(b)	Subject to clauses 4.3 to 4.7 the Scheme Consideration to be provided to each Eligible Shareholder will be:

(i)	where the Eligible Shareholder is not a Share Electing Shareholder or is the Sale Nominee , 1 Consideration CDI for each Scheme Share; and

(ii)	where the Eligible Shareholder is a Share Electing Shareholder and is not the Sale Nominee, 1 Consideration Share for each Scheme Share.

4.3	Provision of Scheme Consideration

Subject to clauses 4.4 to 4.7, New TopCo must:

(a)	on the Scheme Implementation Date (or, in the case of sub-paragraphs (C), (D), (E) and (F) of clause 4.3(a)(iii), by no later than the Business Day following the Scheme Implementation Date):

(i)	issue to each Eligible Shareholder (or procure the issue to each Eligible Shareholder of) the applicable Scheme Consideration in accordance with this Scheme;

(ii)	in the case of Scheme Consideration that is required to be provided to Eligible Shareholders in the form of Consideration Shares, procure that the name and address of each relevant Eligible Shareholder is entered in the New TopCo Share Register as the holder of the applicable Consideration Shares (being the name and Registered Address of the relevant Eligible Shareholder as at the Scheme Record Date); and

(iii)	in the case of Scheme Consideration that is required to be provided to Eligible Shareholders in the form of Consideration CDIs:

(A)	issue to CDN (or to a custodian who will hold the New TopCo Shares on CDN's behalf) to be held on trust that number of New TopCo Shares that will enable CDN to issue Consideration CDIs as contemplated by this clause 4.3;

(B)	procure that the name and address of CDN or of its custodian (as applicable) is entered into the New TopCo Share Register in respect of those New TopCo Shares underlying the Consideration CDIs, and that a share certificate or holding statement (or equivalent document) in the name of CDN representing those New TopCo Shares is sent to CDN;

(C)	procure that CDN issues to each relevant Eligible Shareholder the number of Consideration CDIs to which it is entitled under this clause 4.3; and

(D)	procure that the name and address of each relevant Eligible Shareholder is entered in the records maintained by CDN or its custodian (as applicable) or both, as the holder of the Consideration CDIs issued to that Eligible Shareholder;

(E)	in the case of each such Eligible Shareholder who held Scheme Shares on the CHESS subregister, procure that the Consideration CDIs are held on the CHESS subregister; and

(F)	in the case of each such Eligible Shareholder who held Scheme Shares on the issuer sponsored subregister, the Consideration CDIs are held on the issuer sponsored subregister; and

(b)	no later than two Business Days after the Scheme Implementation Date, send or procure the dispatch to each Eligible Shareholder, to their Registered Address as at the Scheme Record Date (or, in the case of the Sale Nominee, as specified in the Ineligible Share Transfer), a securities certificate, holding statement or allotment confirmation representing the Consideration Shares or Consideration CDIs (as applicable) issued to that Eligible Shareholder.

4.4	Ineligible Overseas Shareholders

(a)	New TopCo has no obligation to issue, and will not issue, any Scheme Consideration under this Scheme to any Ineligible Overseas Shareholder.

(b)	Allkem must:

(i)	prior to the First Court Hearing, appoint the Sale Nominee;

(ii)	ensure that, under the Terms of Appointment, the Sale Nominee irrevocably undertakes to and is otherwise obliged to do all such things required by this clause 4.4 of this Scheme (including, but not limited to, under clause 4.4(c)); and

(iii)	procure that the Sale Nominee:

(A)	performs all acts attributed to it under this clause 4.4; and

(B)	otherwise does all things necessary to give effect to this clause 4.4.

(c)	After the Scheme Record Date, and prior to Scheme Implementation, all of the Allkem Shares which were held by Ineligible Overseas Shareholders as at the Scheme Record Date (each an Ineligible Share and together the Ineligible Shares), together with all rights and entitlements attaching to those Ineligible Shares, will be transferred to the Sale Nominee:

(i)	without the need for any further act by any Ineligible Overseas Shareholder (other than acts performed by Allkem or its directors or officers as attorney and agent for the Ineligible Overseas Shareholders); and

(ii)	on the basis that, if (1) the Scheme lapses under clause 2.4, or (2) Scheme Implementation has not occurred within 5 Business Days after the Scheme Record Date (or such later time determined by Allkem in its sole discretion), (each a Return Event), the Sale Nominee must return the Ineligible Consideration Shares to the relevant Ineligible Overseas Shareholders as soon as reasonably practicable (and in any event, no later than 15 Business Days after the date on which Allkem gives written notice of the Return Event to the Sale Nominee) without any cost incurred by or fee payable to the Ineligible Overseas Shareholder.

(d)	Allkem must procure that the Sale Nominee accepts the transfer of the Ineligible Shares under clause 4.4(c) by immediately executing the Ineligible Share Transfer as transferee and delivering it to Allkem for registration.

(e)	In order to give effect to the transfer of Ineligible Shares to the Sale Nominee under clause 4.4(c), Allkem will:

(i)	as attorney and agent for each Ineligible Overseas Shareholder, execute the Ineligible Share Transfer provided under clause 4.4(d); and

(ii)	register the transfer of the Ineligible Shares to the Sale Nominee and enter the name of the Sale Nominee in the Allkem Share Register in respect of all of the Ineligible Shares transferred under clause 4.4(c).

(f)	Allkem must procure that the Sale Nominee, and must enforce its contractual rights to ensure that the Sale Nominee:

(i)	sells the CDIs issued as Scheme Consideration in respect of the Ineligible Shares (Ineligible Consideration CDIs) (on ASX or off-market) as soon as reasonably practicable and in any event no more than 15 Business Days after the Scheme Implementation Date, in the manner, and on the terms, the Sale Nominee determines in good faith (and at the risk of the Ineligible Overseas Shareholder); and

(ii)	as soon as reasonably practicable and in any event no more than 10 Business Days after settlement of all the sales of the Ineligible Consideration CDIs under clause 4.4(f)(i), remits to Allkem the Net Proceeds.

(g)	Promptly after receipt of the Net Proceeds, Allkem must pay each Ineligible Overseas Shareholder, or procure the payment to each Ineligible Overseas Shareholder of, such proportion of the Net Proceeds to which that Ineligible Overseas Shareholder is entitled (rounded down to the nearest cent), to be determined in accordance with the following formula:

where:

𝑨 = (𝑩/C ) × 𝑫

A = the proportion of the Net Proceeds to which that Ineligible Overseas Shareholder is entitled;

B = the number of Ineligible Shares transferred to the Sale Nominee in respect of that Ineligible Overseas Shareholder;

C = the total number of Ineligible Shares that were transferred to the Sale Nominee; and

D = the Net Proceeds.

(h)	The Net Proceeds will be payable to Ineligible Overseas Shareholders in Australian dollars.

(i)	Each Ineligible Overseas Shareholder acknowledges and agrees that:

(i)	none of Allkem, Livent, New TopCo or the Sale Nominee give any assurance as to the price or foreign exchange rate that will be achieved for the sale of the Ineligible Consideration CDIs described in clause 4.4(f); and

(ii)	Allkem, Livent, New TopCo and the Sale Nominee each expressly disclaim any fiduciary duty to any Ineligible Overseas Shareholder that may arise in connection with this clause 4.4.

(j)	Allkem must pay or procure that each Ineligible Overseas Shareholder is paid any amounts owing under clause 4.4(g) by either (in the absolute discretion of Allkem):

(i)	where an Ineligible Overseas Shareholder has, before the Scheme Record Date, made a valid election in accordance with the requirements of the Allkem Share Registry to receive dividend payments from Allkem by electronic funds transfer to a bank account nominated by the Ineligible Overseas Shareholder, paying, or procuring the payment of, the relevant amount in Australian currency by electronic means in accordance with that election; or

(ii)	dispatching, or procuring the dispatch of, a cheque for the relevant amount in Australian currency to the Ineligible Overseas Shareholder by prepaid post to their Registered Address (as at the Scheme Record Date), such cheque being drawn in the name of the Ineligible Overseas Shareholder (in the case of joint holders, the cheque will be drawn in the name of the joint holders and dispatched in accordance with the procedures set out in clause 4.6(b)).

(k)	Each Ineligible Overseas Shareholder appoints Allkem, and each director and officer of Allkem, as its agent to receive on its behalf any financial services guide (or similar or equivalent document) and any other notices (including any updates of those documents) that the Sale Nominee is required to provide to Ineligible Overseas Shareholders under the Corporations Act or any other applicable law.

(l)	Payment of the relevant amounts calculated in accordance with clauses 4.4(g) to an Ineligible Overseas Shareholder in accordance with this clause 4.4 satisfies in full New TopCo’s obligations to the Ineligible Overseas Shareholder under this Scheme in respect of the Scheme Consideration.

4.5	Other ineligible Scheme Shareholders

(a)	Where the issue of Scheme Consideration to which an Eligible Shareholder would otherwise be entitled under this Scheme would result in a breach of law:

(i)	New TopCo will issue the maximum possible Scheme Consideration to that Eligible Shareholder without giving rise to such a breach; and

(ii)	any further Scheme Consideration to which that Eligible Shareholder is entitled, but the issue of which to that Eligible Shareholder would give rise to such a breach, will instead be issued to the Sale Nominee and dealt with under clause 4.4, as if:

(A)	references to "Ineligible Overseas Shareholders" also included that Eligible Shareholder; and

(B)	references to "Ineligible Consideration CDIs" also included any of that Eligible Shareholder’s Scheme Consideration that has been issued to the Sale Nominee.

(b)	Where the issue of Scheme Consideration to the Sale Nominee under this Scheme would result in a breach of law, Allkem must use its reasonable best efforts to appoint another person as the Sale Nominee in accordance with clause 4.4.

4.6	Joint holders

In the case of Scheme Shares held in joint names:

(a)	any Scheme Consideration will be issued to and registered in the names of the joint holders; and

(b)	any other document required to be sent under this Scheme will be forwarded to the holder whose name appears first in the Allkem Share Register as at the Scheme Record Date or to the joint holders.

4.7	Orders of a court or Governmental Entity

(a)	If New TopCo or Allkem (or the Allkem Share Registry) receives written notice of an order or direction made by a court of competent jurisdiction or by a Governmental Entity that:

(i)	requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Shares held by a particular Eligible Shareholder, which would otherwise be payable or required to be issued to that Eligible Shareholder by Allkem or New TopCo in accordance with this clause 4 (including in connection with any withholding or deduction under clauses 4.7(b)), then Allkem or New TopCo (as applicable) will be entitled to procure that provision of that consideration is made in accordance with that order or direction; or

(ii)	prevents Allkem or New TopCo from providing consideration to any particular Scheme Shareholder in accordance with this clause 4, or the payment or issuance of such consideration is otherwise prohibited by applicable law, Allkem or New TopCo (as applicable) will be entitled to:

(A)	in the case of any Ineligible Overseas Shareholder, retain an amount, in Australian dollars, equal to the relevant Ineligible Overseas Shareholder's share of any proceeds of sale received by Allkem pursuant to clause 4.4; and

(B)	not issue (or, in the case of Allkem, direct New TopCo not to issue), or issue (or, in the case of Allkem, direct New TopCo to issue) to a permitted trustee or nominee, such Scheme Consideration as that Scheme Shareholder would otherwise be entitled to under clause 4.3, until such time as provision of the consideration in accordance with this clause 4 is permitted by that (or another) order or direction or otherwise by law.

(b)	New TopCo and Allkem (as applicable) may deduct and withhold from any consideration that would otherwise be provided to a Scheme Shareholder in accordance with this clause 4, any amount that New TopCo or Allkem (as applicable) determines is required to be deducted and withheld from that consideration under any applicable law, including any order, direction or notice made or given by a court of competent jurisdiction or by another Government Entity.

(c)	To the extent that amounts are so deducted or withheld, such deducted or withheld amounts will be treated for all purposes under this Scheme as having been paid to the person in respect of which such deduction and withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing agency.

(d)	To avoid doubt, any payment or retention by Allkem or New TopCo (as applicable) under clauses 4.7(a), 4.7(b) and 4.7(c) will constitute the full discharge of New TopCo’s obligations under clause 4.3 with respect to the amount so paid or retained until, in the case of clause 4.7(a)(ii), the amount is no longer required to be retained.

4.8	Consideration Shares to rank equally

New TopCo covenants in favour of Allkem (in its own right and on behalf of each Eligible Shareholder and each Ineligible Overseas Shareholder) that:

(a)	the Consideration Shares to be issued (including the New TopCo Shares underlying the Consideration CDIs) as the Scheme Consideration will, on issue:

(i)	be duly issued and fully paid in accordance with applicable laws and the memorandum and articles of association of New TopCo;

(ii)	be free from any Encumbrances, pledges and interests of third parties of any kind, whether legal or otherwise, or restriction on transfer of any kind, other than as provided for in the memorandum and articles of association of New TopCo or as required under applicable law; and

(iii)	rank equally in all respects, including for future dividends, with all existing New TopCo Shares then on issue; and

(b)	it will apply for, or has applied for:

(i)	the listing of the Consideration Shares on the NYSE, subject to official notice of issuance;

(ii)	admission of New TopCo to the official list of ASX (as a foreign exempt listing) commencing on the Business Day following the Scheme Effective Date; and

(iii)	official quotation of the Consideration CDIs on ASX, subject to customary conditions, commencing:

(A)	on the Business Day following the Scheme Effective Date (or such later day as ASX may require) until the Scheme Implementation Date, on a deferred settlement basis; and

(B)	on the Business Day following the Scheme Implementation Date, on an ordinary (T+2) basis.

4.9	Unclaimed monies

(a)	Allkem may cancel a cheque issued under clause 4.4(j)(ii) if the cheque:

(i)	is returned to Allkem; or

(ii)	has not been presented for payment within 6 months after the date on which the cheque was sent.

(b)	During the period of 12 months commencing on the Scheme Implementation Date, on request in writing from a Scheme Shareholder to Allkem (or the Allkem Share Registry) (which request may not be made until the date that is 20 Business Days after the Scheme Implementation Date), Allkem must reissue a cheque that was previously cancelled under clause 4.9(a).

(c)	The Unclaimed Money Act will apply in relation to any Scheme Consideration that becomes "unclaimed money" (as defined in section 6 of the Unclaimed Money Act).

4.10	Title to and rights in Scheme Shares

(a)	Immediately upon the provision of the Scheme Consideration to each Eligible Shareholder in accordance with this clause 4, New TopCo will be beneficially entitled to the Scheme Shares transferred to it under this Scheme pending registration by Allkem of the name and address of New TopCo in the Allkem Share Register as the holder of the Scheme Shares.

(b)	To the extent permitted by law, the Scheme Shares (including all rights and entitlements attaching to the Scheme Shares) transferred under this Scheme to New TopCo will, at the time of transfer to New TopCo, vest in New TopCo free from all:

(i)	Encumbrances, pledges and interests of third parties of any kind, whether legal or otherwise; and

(ii)	restrictions on transfer of any kind.

(c)	To avoid doubt, notwithstanding clause 4.10(a), to the extent that clause 4.7(a) applies to any Eligible Shareholder, New TopCo will be beneficially entitled to any Scheme Shares held by that Eligible Shareholder immediately upon compliance with clause 4.7 on the Scheme Implementation Date as if New TopCo had provided the Scheme Consideration to that Eligible Shareholder.

5	DEALINGS IN ALLKEM SHARES

5.1	Allkem Share dealings that are recognised

To establish the identity of the Scheme Shareholders, dealings in Allkem Shares (or other alterations to the Allkem Share Register) will be recognised only if:

(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Allkem Share Register as the holder of the relevant Allkem Shares as at the Scheme Record Date; and

(b)	in all other cases, registrable transfers or transmission applications in respect of those dealings, or valid requests in respect of other alternations, are received by the Allkem Share Registry at or before the Scheme Record Date, and Allkem must not accept for registration, nor recognise for any purpose (except a transfer to New TopCo pursuant to this Scheme and any subsequent transfer by New TopCo or its successors in title, or a transfer in accordance with clause 4.4(c) to the Sale Nominee), any transfer or transmission application or other request in respect of Allkem Shares received after the Scheme Record Date, or received prior to the Scheme Record Date but not in registrable or actionable form.

5.2	Allkem to register transfer and transmission applications

Allkem must register registrable transfers and transmission applications of the kind referred to in clause 5.1(b) by the Scheme Record Date, provided that, for the avoidance of doubt, nothing in this clause 5.2 requires Allkem to register a transfer that would result in an Allkem Shareholder holding a parcel of Allkem Shares that is less than a "marketable parcel" (within the meaning given to that term in the operating rules of ASX).

5.3	Transfers received after Scheme Record Date not recognised

If this Scheme becomes Effective, each Scheme Shareholder (and any person claiming through any Scheme Shareholder) must not dispose of or transfer, or purport or agree to dispose of or transfer, any Scheme Share or any interest in them after the Scheme Record Date, other than pursuant to this Scheme (including as contemplated in clause 4.4(c)), and any such disposal or transfer, purported disposal or transfer or attempted disposal or transfer will be void and of no legal effect whatsoever and Allkem must disregard any disposal, transfer or transmission application in respect of Scheme Shares received after the Scheme Record Date (to avoid doubt, except for pursuant to the Ineligible Share Transfer contemplated by clause 4.4(c)).

5.4	Allkem to maintain Allkem Share Register to determine entitlements

(a)	In order to determine entitlements to the Scheme Consideration, Allkem must maintain, or procure the maintenance of, the Allkem Share Register in accordance with this clause 5 until the Scheme Consideration has been paid to Scheme Shareholders and New TopCo has been entered into the Allkem Share Register as the holder of the Scheme Shares.

(b)	The Allkem Share Register in this form will solely determine entitlements to the Scheme Consideration.

5.5	Holding statements no effect from Scheme Record Date

(a)	All holding statements for Allkem Shares (other than any holding statements (1) in favour of the Sale Nominee with respect to the Ineligible shares or (2) in favour of New TopCo) will cease to have effect as documents of title (or evidence thereof) after the Scheme Record Date.

(b)	Each entry on the Allkem Share Register at and from the Scheme Record Date (other than those entries in respect of New TopCo or a transfer in accordance with clause 4.4(c) to the Sale Nominee) will cease to have any effect other than as evidence of an entitlement to the Scheme Consideration in respect of the Scheme Shares relating to that entry.

5.6	Allkem to provide contact information for Scheme Shareholders

Allkem must ensure that, as soon as practicable after the Scheme Record Date (and in any event by 8.00 am on the day that is two Business Days after the Scheme Record Date), New TopCo is given details of the name, Registered Address and holding of Allkem Shares of each Eligible Shareholder in the form New TopCo reasonably requires.

5.7	Suspension of trading

Allkem will apply to ASX to suspend trading of Allkem Shares on ASX with effect from the close of trading on the Scheme Effective Date.

5.8	Termination of official quotation

Allkem will apply:

(a)	to ASX, for:

(i)	removal of Allkem from the official list of ASX; and

(ii)	termination of the official quotation of Allkem Shares on ASX;

with effect on and from the close of trading on the trading day immediately following the Scheme Implementation Date, or such other date as Livent and Allkem may agree, acting reasonably, following consultation with ASX; and

(b)	to TSX for the delisting of Allkem from TSX with effect on and from the close of trading on the Scheme Effective Date, or such other date as Livent and Allkem may agree, acting reasonably, following consultation with TSX.

6	GENERAL PROVISIONS

6.1	Allkem giving effect to the Scheme

Allkem must do all things (including executing all documents), and must ensure that its employees and agents do all things (including executing all documents), that are necessary or desirable to give full effect to the Scheme and the transactions contemplated by it.

6.2	Scheme Shareholders' agreements and consents

Each Scheme Shareholder and the Sale Nominee irrevocably:

(a)	agrees for all purposes to:

(i)	in the case of Ineligible Overseas Shareholders, the transfer of their Ineligible Shares to the Sale Nominee;

(ii)	in the case of Eligible Shareholders:

(A)	become a member of New TopCo;

(B)	in the case of Eligible Shareholders who are issued Consideration CDIs pursuant to this Scheme, to have their name entered in the records maintained by CDN or its custodian (as applicable) or both, as the holder of CDIs;

(C)	in the case of Eligible Shareholders who are issued Consideration Shares pursuant to this Scheme, to have their name registered in the New TopCo Share Register as a holder of New TopCo Shares; and

(D)	be bound by the memorandum of association and articles of association of New TopCo; and

(iii)	in the case of Eligible Shareholders, the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, to New TopCo,

in each case, in accordance with this Scheme;

(b)	agrees for all purposes and to the extent permitted by law, that all instructions, notifications or elections made by the Scheme Shareholder or the Sale Nominee to Allkem (binding or deemed to be binding between the Scheme Shareholder and Allkem) relating to Allkem or its securities (except for tax file numbers), including instructions, notifications or elections relating to:

(i)	whether distributions or dividends are to be paid by cheque or into a specific account; and

(ii)	notices or other communications from Allkem,

will, except to the extent determined otherwise by New TopCo in its sole discretion, be deemed from the Scheme Implementation Date to be a binding instruction, notification or election (as applicable) made by the Scheme Shareholder or the Sale Nominee (as applicable) to New TopCo in respect of any New TopCo Shares provided to the Scheme Shareholder or the Sale Nominee (as applicable), until and unless that deemed instruction, notification or election is revoked or amended by the Scheme Shareholder or the Sale Nominee giving written notice to New TopCo share registry;

(c)	agrees to the variation, cancellation or modification of the rights attached to their Scheme Shares constituted by or resulting from, and in accordance with, this Scheme;

(d)	acknowledges that this Scheme binds Allkem, all Scheme Shareholders (including those who did not attend the Scheme Meeting and those who did not vote, or voted against this Scheme, at the Scheme Meeting) and the Sale Nominee;

(e)	consents to Allkem, New TopCo and Livent doing all things (including executing all deeds, instruments, transfers or other documents) as may be necessary or desirable to give full effect to this Scheme and the transactions contemplated by it; and

(f)	acknowledges and agrees that Allkem, as agent of each Scheme Shareholder and of the Sale Nominee, may sub–delegate its functions under this Scheme to any of its directors and officers, jointly and severally, in each case, without the need for any further act by the Scheme Shareholder or the Sale Nominee (as applicable).

6.3	Scheme Shareholders' warranties

(a)	Each Scheme Shareholder and the Sale Nominee is taken to have warranted to Allkem and New TopCo (and, in the case of an Ineligible Overseas Shareholder, to the Sale Nominee), and to have appointed and authorised Allkem as its attorney and agent to warrant to New TopCo (and, in the case of an Ineligible Overseas Shareholder, to the Sale Nominee), that:

(i)	all their Allkem Shares (including any rights and entitlements attaching to their Allkem Shares) that are transferred under this Scheme will, at the time of their transfer, be fully paid and free from all:

(A)	Encumbrances, pledges and interests of third parties of any kind, whether legal or otherwise; and

(B)	restrictions on transfer of any kind;

(ii)	they have full power and capacity to transfer their Allkem Shares to New TopCo (or, in the case of Ineligible Overseas Shareholders, to the Sale Nominee), together with any rights and entitlements attaching to those Allkem Shares, under this Scheme; and

(iii)	as at the Scheme Record Date, they have no existing right to be issued any other Allkem Shares or any other form of securities in Allkem.

(b)	Allkem undertakes in favour of each Scheme Shareholder (and, in the case of an Ineligible Overseas Shareholder, for the Sale Nominee) that it will provide such warranty to New TopCo as agent and attorney of each Scheme Shareholder.

6.4	Appointment of Allkem as attorney of Scheme Shareholders and Sale Nominee

On and from the Scheme Effective Date, each Scheme Shareholder and the Sale Nominee, without the need for any further act, irrevocably appoint Allkem and each of its directors and officers, jointly and severally, as its attorney and agent to:

(a)	execute any document or do any other act necessary, expedient or incidental to give full effect to this Scheme and the transactions contemplated by it, including executing and delivering the Scheme Transfer under clause 3.2 and the Ineligible Share Transfer under clause 4.4; and

(b)	enforce the Deed Poll against New TopCo,

and Allkem accepts such appointment in respect of itself and on behalf of each of its directors and officers.

6.5	Appointment of New TopCo as agent, attorney and sole proxy in respect of Scheme Shares

Immediately upon the provision of the Scheme Consideration to each Eligible Shareholder, until New TopCo is registered as the holder of all Scheme Shares in the Allkem Share Register, each Eligible Shareholder:

(a)	irrevocably appoints New TopCo as its attorney and agent (and directs New TopCo as its attorney and agent to appoint any of the directors and officers of New TopCo as its sole proxy and, where applicable, corporate representative, of that Eligible Shareholder) to:

(i)	attend shareholders' meetings of Allkem;

(ii)	exercise the votes attaching to the Scheme Shares registered in the name of the Eligible Shareholder; and

(iii)	sign any Allkem Shareholders' resolution (whether in person, by proxy or by corporate representative);

(b)	must take all other action in the capacity of a registered holder of Scheme Shares as New TopCo reasonably directs;

(c)	undertake not to attend or vote at any shareholders' meetings of Allkem or sign any Allkem Shareholders' resolution (whether in person, by proxy or by corporate representative) other than pursuant to clause 6.5(a); and

(d)

(e)	acknowledges and agrees that in exercising the powers conferred by clause 6.5(a), New TopCo and any director, officer or agent nominated by New TopCo may act in the best interests of New TopCo as the intended registered holder of the Scheme Shares.

6.6	Binding effect of Scheme

(a)	This Scheme binds Allkem, all of the Scheme Shareholders (including those who did not attend the Scheme Meeting and those who did not vote, or voted against this Scheme, at the Scheme Meeting) and the Sale Nominee and, to the extent of any inconsistency, overrides the constitution of Allkem.

(b)	Any covenant from any Scheme Shareholder or the Sale Nominee in favour of New TopCo or any obligation owed by any Scheme Shareholder or the Sale Nominee to New TopCo will be enforceable by New TopCo against such person directly and, to the extent necessary, may enforce such rights through Allkem as party to the Scheme.

6.7	No liability when acting in good faith

Neither Allkem nor New TopCo, nor any of their respective directors, officers, secretaries or employees will be liable under the Scheme or the Deed Poll for anything done or omitted to be done in good faith in the performance of this Scheme or the Deed Poll.

6.8	Deed Poll

Allkem undertakes in favour of each Scheme Shareholder and in favour of the Sale Nominee to enforce the Deed Poll against New TopCo for and on behalf of each Scheme Shareholder and the Sale Nominee.

6.9	Notices

(a)	Where a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Allkem, it will be deemed to be received on the date (if any) on which it is actually received at Allkem's registered office or at the Allkem Share Registry and on no other date.

(b)	The accidental omission to give notice of the Scheme Meeting or the non-receipt of such notice by an Allkem Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

6.10	Stamp duty

New TopCo will pay all stamp duty (if any) and any related interest, fines, fees and penalties payable on, or in connection with, the transfer of the Ineligible Shares to the Sale Nominee and of the Scheme Shares to New TopCo pursuant to this Scheme.

6.11	Governing law

(a)	This Scheme and any dispute arising out of or in connection with the subject matter of this Scheme is governed by the laws of Western Australia.

(b)	Each party irrevocably submits to the jurisdiction of the Federal Court of Australia (Western Australian registry) and of the courts competent to determine appeals from that court with respect to any proceedings that may be brought at any time arising out of or in connection with the subject matter of this Scheme. Each party irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in any inconvenient forum.

 Exhibit E

Companies (Jersey) Law 1991

Public Company Limited by Shares

MEMORANDUM OF ASSOCIATION OF

[●] PLC

Companies (Jersey) Law 1991 Public Company Limited by Shares Memorandum of Association

of

[●] plc

1.	The name of the Company is [●] plc.

2.	The Company is a public company limited by shares.

3.	The Company is a par value company.

4.	The Company has unrestricted corporate capacity.

5.	The liability of each member arising from his or her holding of a share is limited to the amount (if any) unpaid on it.

6.	The share capital of the Company is US$[●] divided into [●] ordinary shares of US$[●] each and [●] preferred shares of US$[●] each.

[●] plc

Articles of Associatin

_________________

1 Preliminary	1
1.1 Definitions and interpretation	1
1.2 Standard Table not to apply	4
1.3 Exercising powers	5
1.4 Currency	5
2 Share capital	6
2.1 Share capital and share issues	6
2.2 Rights attaching to ordinary shares	6
2.3 Series or classes of preferred shares	6
2.4 Rights of preferred shares	6
2.5 Effect of Statement of Rights	7
2.6 Redeemable shares	7
2.7 Fractions of shares	8
2.8 Alteration of share capital	8
2.9 Purchase of shares	8
2.10 Conversion or reclassification of shares	8
2.11 Variation of class rights	8
2.12 Shareholder rights plan	8
2.13 Joint holders of shares	9
2.14 Equitable and other claims	9
2.15 Issue of share certificates	10
3 Calls, forfeiture, indemnities, lien and surrender	10
3.1 Calls	10
3.2 Proceedings to recover calls	11
3.3 Payments in advance of calls	11
3.4 Forfeiting partly paid shares	11
3.5 Lien on shares	12
3.6 Sale, reissue or other disposal of shares by the Company	13
3.7 Interest payable by member	14
4 Distributions	14
4.1 Dividends	14
4.2 Capitalising profits	16
4.3 Ancillary powers	16
4.4 Reserves	17
4.5 Carrying forward profits	17
5 Transfer of shares	17
5.1 Form of transfer	17

5.2 Transfers of uncertificated shares	18
5.3 Transfers of certificated shares	18
5.4 Power to suspend registration	18
5.5 Fee, if any, payable for registration	18
5.6 Company may retain instrument of transfer	18
5.7 Transmission of shares	19
6 Disclosure of interests	19
6.1 Tracing notices	19
6.2 Failure to Respond	20
7 General meetings	22
7.1 Calling general meetings	22
7.2 Notice of general meetings	23
7.3 Nominations and Proposals by Members	23
7.4 Record time for members	30
7.5 Admission to general meetings	30
7.6 Quorum at general meetings	31
7.7 Chairperson of general meetings	32
7.8 Conduct at general meetings	32
7.9 Decisions at general meetings	33
7.10 Voting rights	33
7.11 Representation at general meetings	34
7.12 DTC System Voting Arrangements	36
7.13 No member action by written resolution	37
8 Directors	37
8.1 Appointment and retirement of directors	37
8.2 Vacating office	38
8.3 Removal from office	38
8.4 Remuneration	39
8.5 Director need not be a member	39
8.6 Directors may contract with the Company and hold other offices	39
8.7 Powers and duties of directors	40
8.8 Delegation by the Board	40
8.9 Proceedings of directors	41
8.10 Calling meetings of the Board	41
8.11 Notice of meetings of the Board	41
8.12 Quorum at meetings of the Board	42
8.13 Chairperson and deputy chairperson of the Board	42
8.14 Decisions of the Board	42
8.15 Written resolutions	42
8.16 Validity of acts	42

9 Business combinations with interested members	43
9.1 Business combinations with interested members	43
10 Officers	46
10.1 Executive directors	46
10.2 Provisions applicable to all officers	46
11 Indemnity and insurance	47
11.1 Persons to whom articles 11.2 and 11.4 apply	47
11.2 Indemnity	47
11.3 Extent of indemnity	47
11.4 Insurance	47
11.5 Savings	48
11.6 Deed	48
12 Winding up	48
12.1 Distributing surplus	48
12.2 Dividing property	48
13 Inspection of and access to records	49
14 Seals	49
14.1 Manner of execution	49
14.2 Common seal	49
14.3 Safe custody of Seal	49
14.4 Using the Seal	49
14.5 Seal register	50
14.6 Duplicate seals and certificate seals	50
14.7 Sealing and signing certificates	50
15 Notices	50
15.1 Notices by the Company to members	50
15.2 Notices by the Company to directors	51
15.3 Notices by directors to the Company	51
15.4 Time of service	51
15.5 Other communications and documents	52
15.6 Written notices	52
16 General	52
16.1 Submission to jurisdiction	52
16.2 Prohibition and enforceability	52
16.3 Corporate governance policies	52

[●] plc
Articles of Association
A public company limited by shares

1	Preliminary

1.1	Definitions and interpretation

(a)	The meanings of the terms used in these articles are set out below.

Term	Meaning
Acting Chairperson	has the meaning given to that term in article 7.7(d).
affiliate	a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.
annual general meeting	an annual general meeting of the Company that the Companies Law requires to be held.
Board	the directors for the time being of the Company or those directors who are present at a meeting at which there is a quorum.
Business Day	has the meaning given to that term in the listing rules of the New York Stock Exchange.
CDI	means a CHESS depositary interest that represents a beneficial ownership in a share in the Company registered in the name of CDI Nominee (or in the name of a nominee or custodian who will hold the shares in the Company on CDI Nominee’s behalf).
CDI Nominee	means CHESS Depositary Nominees Pty Limited (ACN 071 346 506).
CHESS	the Clearing House Electronic Subregister System operated by ASX Settlement Pty Ltd.
Companies Law	the Companies (Jersey) Law 1991.
Control, including the terms controlling, controlled by and under common control with	the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting shares of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.
CREST Order	the Companies (Uncertificated Securities) (Jersey) Order 1999, as amended from time to time, including any provisions of or under the Companies Law which alter or replace such regulations.
Default Shares	has the meaning given to that term in article 6.2(a).
Derivative Security	has the meaning given to that term in article 7.3(f)(3).
Designated Stock Exchange	the New York Stock Exchange, the Australian Securities Exchange or any other stock exchange or automated quotation system on which the Company's securities are then traded.
directors	the directors of the Company.
distribution	has the meaning given to that expression in Article 114 of the Companies Law.
dividend	any dividend (whether interim or final) resolved to be paid on shares pursuant to these articles.
DTC	the Depositary Trust Company or any successor company.
DTC Depositary	Cede & Co. and/or any other custodian, depositary or nominee of DTC which holds shares under arrangements that facilitate the holding and trading of beneficial interests in ordinary shares in the DTC System.

DTC Proxy

in relation to any shares held by the DTC Depositary, any person who is, for the purposes of any general meeting or resolution, appointed a proxy (whether by way of instrument of proxy, power of attorney, mandate or otherwise) by:

a)     the DTC Depositary; or

b)     a proxy, attorney or other agent appointed by any other person whose authority is ultimately derived (whether directly or indirectly) from the DTC Depositary.

DTC System	the electronic system operated by DTC by which title to securities or interests in securities may be evidenced and transferred in dematerialised form.
Exchange Act	the U.S. Securities Exchange Act of 1934.
Exemption Order	the Companies (Transfers of Shares – Exemptions) (Jersey) Order 2014 as amended from time to time, including any provisions of or under the Companies Law which alter or replace such regulations.
extraordinary general meeting	any general meeting of the Company other than the annual general meeting.
Liabilities	has the meaning given to that term in article 11.2.
Listing Rules	the listing rules of the Designated Stock Exchange.
Officer	has the meaning given to that term in article 11.1.
public announcement	disclosure in a press release reported by Dow Jones News Service, Associated Press or a comparable national news service in the United States or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to sections 13, 14 or 15(d) of the Exchange Act.
Record Time	has the meaning given to that term in article 7.4.
Representative	in relation to a member that is a body corporate means a person authorised by the body corporate to act as its representative at the meeting.
Seal	any common seal, duplicate seal or certificate seal of the Company.
share	means shares in the Company.
special resolution	a resolution of the Company passed as a special resolution in accordance with the Companies Law.
Statement of Rights	has the meaning given to that term in article 2.4.
Transmission Event

1   for a member who is an individual – the member’s death, the member’s bankruptcy, or a member becoming of unsound mind, or a person who, or whose estate, is liable to be dealt with in any way under the laws relating to mental health; and

2   for a member who is a body corporate – the insolvency, bankruptcy or dissolution of the member or the succession by another body corporate to the assets and liabilities of the member.

Uncertificated	in relation to a share, means a share title to which is recorded in the register as being held in uncertificated form and title to which, by virtue of the CREST Order, may be transferred by means of a relevant system.

(b)	A reference in these articles to a partly paid share is a reference to a share on which there is an amount unpaid.

(c)	A reference in these articles to an amount unpaid on a share includes a reference to any amount of the issue price which is unpaid.

(d)	A reference in these articles to a call or an amount called on a share includes a reference to a sum that, by the terms of issue of a share, becomes payable on issue or at a fixed date.

(e)	Except where a special resolution or another percentage is specified, a reference to a resolution or ordinary resolution of the Company is a reference to a resolution passed by a majority of votes cast by the members present at a general meeting.

(f)	A reference in these articles to a member for the purposes of a meeting of members is a reference to a registered holder of shares as at the relevant Record Time.

(g)	A reference in these articles to a member present at a general meeting is a reference to a member present in person, electronically in accordance with article 7.5(d) or by proxy, attorney or Representative.

(h)	A chairperson or deputy chairperson appointed under these articles may be referred to as chairman or chairwoman, or deputy chairman or chairwoman, or as chair, if applicable.

(i)	A reference in these articles to a person holding or occupying a particular office or position is a reference to any person who occupies or performs the duties of that office or position.

(j)	A reference to a document being ‘signed’ or to ‘signature’ includes that document being executed under hand or under seal or by any other method and, in the case of a communication in electronic form, includes the document being authenticated in accordance with the Companies Law or any other method approved by the Board.

(k)	Unless the contrary intention appears, in these articles:

(1)	the singular includes the plural and the plural includes the singular;

(2)	words that refer to any gender include all genders;

(3)	words used to refer to persons generally include natural persons as well as bodies corporate, bodies politic, partnerships, joint ventures, associations, boards, groups or other bodies (whether or not the body is incorporated);

(4)	a reference to a person includes that person’s successors and legal personal representatives;

(5)	a reference to a statute or regulation, or a provision of any of them includes all statutes, regulations or provisions amending, consolidating or replacing them, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(6)	a reference to the Listing Rules includes any variation, consolidation, amendment or replacement of those rules and is to be taken to be subject to any applicable waiver or exemption; and

(7)	where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings.

(l)	Specifying anything in these articles after the words ‘including’, ‘includes’ or ‘for example’ or similar expressions does not limit what else is included unless there is express wording to the contrary.

(m)	In these articles, headings and bold type are only for convenience and do not affect the meaning of these articles.

1.2	Standard Table not to apply

The regulations contained in the Standard Table adopted pursuant to the Companies (Standard Table) (Jersey) Order 1992 and any regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

1.3	Exercising powers

(a)	The Company may, in any way the Companies Law permits:

(1)	exercise any power;

(2)	take any action; or

(3)	engage in any conduct or procedure;

which, under the Companies Law, a company limited by shares may exercise, take or engage in.

(b)	Where these articles provide that a person ‘may’ do a particular act or thing, the act or thing may be done at the person’s discretion.

(c)	Where these articles confer a power to do a particular act or thing, the power is, unless the contrary intention appears, to be taken as including a power exercisable in the same way and subject to the same conditions (if any) to repeal, rescind, revoke, amend or vary that act or thing.

(d)	Where these articles confer a power to do a particular act or thing, the power may be exercised from time to time and may be exercised subject to conditions.

(e)	Where these articles confer a power to do a particular act or thing concerning particular matters, the power is, unless the contrary intention appears, to be taken to include a power to do that act or thing as to only some of those matters or as to a particular class of those matters, and to make different provision concerning different matters or different classes of matters.

(f)	Where these articles confer a power to make appointments to an office or position (except the power to appoint a director under article 8.1(b)), the power is, unless the contrary intention appears, to be taken to include a power:

(1)	to appoint a person to act in the office or position until a person is formally appointed to the office or position;

(2)	to remove or suspend any person appointed (without prejudice to any rights or obligations under any contract between the person and the Company); and

(3)	to appoint another person temporarily in the place of any person removed or suspended or in the place of any sick or absent holder of the office or position.

(g)	Where these articles give power to a person to delegate a function or power:

(1)	the delegation may be concurrent with, or (except in the case of a delegation by the Board) to the exclusion of, the performance or exercise of that function or power by the person;

(2)	the delegation may be either general or limited in any way provided in the terms of delegation;

(3)	the delegation need not be to a specified person but may be to any person holding, occupying or performing the duties of a specified office or position;

(4)	the delegation may include the power to delegate; and

(5)	where performing or exercising that function or power depends on that person’s opinion, belief or state of mind about a matter, that function or power may be performed or exercised by the delegate on the delegate’s opinion, belief or state of mind about that matter.

1.4	Currency

Any amount payable to the holder of a share, whether in relation to dividends, repayment of capital, participation in surplus property of the Company or otherwise, may be paid in any currency determined by the Board. The Board may fix a time on or before the payment date as the time at which the applicable exchange rate will be determined for that purpose.

2	Share capital

2.1	Share capital and share issues

(a)	The share capital of the Company is as specified in the Memorandum of Association and the shares of the Company shall have the rights and be subject to the conditions contained in these articles and, to the extent applicable, in the Statement of Rights relating to preferred shares of any class.

(b)	Subject to these articles, the Board may, from time to time in its discretion:

(1)	issue, allot or grant options for, or otherwise dispose of, shares in the Company; and

(2)	decide:

(A)	the persons to whom shares are issued or options are granted;

(B)	the terms on which shares are issued or options are granted; and

(C)	the rights and restrictions attached to those shares or options.

2.2	Rights attaching to ordinary shares

Subject to the Companies Law and the provisions of these articles, the rights attaching to ordinary shares are as follows:

(a)	As regards income – Each ordinary share confers on the holder thereof the right to receive such profits of the Company available for distribution as the Board may declare after any payment to the members holding shares of any other class other than ordinary shares of any amount then payable in accordance with the relevant Statement of Rights or other terms of issue of that class.

(b)	As regards capital – If the Company is wound up, the holder of an ordinary share is entitled, following payment to the members holding shares of any other class other than ordinary shares of all amounts then payable to them in accordance with the relevant Statement of Rights or other terms of issue of that class, to repayment of the stated amount of the capital paid up thereon and thereafter any surplus assets of the Company then remaining shall be distributed pari passu among the holders of the ordinary shares in proportion to the amounts paid up thereon.

(c)	As regards voting – At any general meeting of the Company and any separate class meeting of the holders of ordinary shares, every person who was a holder of ordinary shares at the Record Time and who is present at such meeting has one vote for every ordinary share of which such person was the holder as of the Record Time.

(d)	As regards redemption – the ordinary shares are not redeemable, unless issued as redeemable or converted into redeemable ordinary shares pursuant to article 2.6.

2.3	Series or classes of preferred shares

The Board is hereby authorised to issue the preferred shares in one or more series or classes and determine from time to time before issuance the number of shares to be included in any such series or class and the designation, powers, preferences, rights and qualifications, limitations or restrictions of such series or class.

2.4	Rights of preferred shares

The authority of the Board with respect to each such series or class of preferred shares will include, without limiting the generality of article 2.3, the determination of any or all of the following, which shall be set out in a statement of rights in respect of each series or class of preferred shares (Statement of Rights), all as may be determined from time to time by the Board and as may be permitted by the Companies Law:

(a)	the series or class to which each preferred share shall belong, such series or class to be designated with a series or class number and, if the Board so determines, title;

(b)	details of any dividends payable in respect of the relevant series or class, if any, including whether such dividends will be cumulative or noncumulative, the dividend rate of such series or class, and the dates and preferences of dividends on such series or class;

(c)	details of rights attaching to shares of the relevant series or class to receive a return of capital on a winding up of the Company;

(d)	details of the voting rights attaching to shares of the relevant series or class (which may provide, without limitation, that each preferred share shall have more than one vote on a poll at any general meeting of the Company);

(e)	a statement as to whether shares of the relevant series or class are redeemable (either at the option of the holder and/or the Company) and, if so, on what terms such shares are redeemable (including, and only if so determined by the Board, the amount for which such shares shall be redeemed (or a method or formula for determining the same) and the date on which they shall be redeemed);

(f)	a statement as to whether shares of the relevant series or class are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of shares, or any other security, of the Company or any other person (in each case, either at the option of the holder and/or the Company) and, if so, on what rates or terms such shares are convertible or exchangeable;

(g)	the right, if any, to subscribe for or to purchase any securities of the Company or any other person;

(h)	any other designations, powers, preferences and relative, participating, optional or other rights, obligations and restrictions, if any, attaching to preferred shares of any class or series as the Board may determine in its discretion; and/or

(i)	the price at which shares of the relevant series or class shall be issued.

2.5	Effect of Statement of Rights

Once a Statement of Rights has been adopted for a class or series of preferred shares:

(a)	it is binding on members and the Board as if contained in these articles;

(b)	it must be filed on behalf of the Company with the Registrar of Companies in Jersey in accordance with the Companies Law;

(c)	the provisions of article 2.11 apply to any variation or abrogation thereof that may be effected by the Company or the Board; and

(d)	upon the redemption of a preferred share (if it is redeemable) pursuant to the Statement of Rights relating thereto, the holder thereof ceases to be entitled to any rights in respect thereof and accordingly such holder’s name must be removed from the register of members and the share must thereupon be cancelled.

2.6	Redeemable shares

Subject to the provisions of the Companies Law, the Board may:

(a)	issue; or

(b)	convert existing non-redeemable shares, whether issued or not, into, shares that are to be redeemed, or are liable to be redeemed, either in accordance with their terms or at the option of the Company and/or at the option of the holder; provided that an issued non-redeemable share may only be converted into a redeemable share pursuant to article 2.6(b) with the agreement of the applicable holder (which agreement shall be deemed to exist with respect to any non-redeemable shares tendered by such holder for conversion, repurchase, buy back or redemption and regardless of whether or not such holder is aware that the Company is the purchaser of such shares in such transaction) or pursuant to a special resolution.

2.7	Fractions of shares

(a)	Subject to the Companies Law, the Company may, in the Board’s discretion,

issue fractions of a share of any class.

(b)	A fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a share of that class of shares.

2.8	Alteration of share capital

The Board may do anything required to give effect to any special resolution altering the Company’s share capital, including, where a member becomes entitled to a fraction of a share on a consolidation, by:

(a)	making cash payments;

(b)	determining that fractions may be disregarded to adjust the rights of all members;

(c)	appointing a trustee to deal with any fractions on behalf of members; and

(d)	rounding down or rounding up each fractional entitlement to the nearest whole share.

2.9	Purchase of shares

Subject to the provisions of the Companies Law, the Company may, to the extent authorised by special resolution, purchase its shares (including any redeemable shares) and either cancel them or hold them as treasury shares.

2.10	Conversion or reclassification of shares

(a)	Subject to article 2.11 and the provisions of the Companies Law, the Company may by special resolution convert or reclassify shares from one class to another.

(b)	Notwithstanding article 2.11 but subject to the Companies Law, the Board may convert or reclassify any previously classified but unissued shares of any existing class from time to time in one or more existing classes of shares without the approval of members of the Company.

2.11	Variation of class rights

(a)	The rights attached to any class of shares may, unless their terms of issue state otherwise, be varied by a special resolution passed at a separate meeting of the holders of shares of the class.

(b)	The provisions of these articles relating to general meetings apply, with necessary changes, to separate class meetings as if they were general meetings.

(c)	The rights conferred on the holders of any class of shares are to be taken as not having been varied by the creation or issue of further shares ranking ahead, after or pari passu with them, unless the terms of issue provide otherwise.

(d)	The rights conferred upon the holders of ordinary shares are to be taken as not having been varied by the creation, issue, redemption or conversion of any preferred shares.

2.12	Shareholder rights plan

(a)	The Board is hereby authorised to establish a shareholder rights plan including approving the execution of any document relating to the adoption and/or implementation of a rights plan. A rights plan may be in such form and may be subject to such terms and conditions as the Board shall determine in its absolute discretion.

(b)	The Board is hereby authorised to grant rights to subscribe for shares of the Company in accordance with a rights plan.

(c)	The Board may, in accordance with a rights plan, exercise any power under such rights plan (including a power relating to the issuance, redemption or exchange of rights or shares) on a basis that excludes one or more members, including a member who has acquired or may acquire a significant interest in or control of the Company.

(d)	The Board is authorised to exercise the powers under this article 2.12 for any purpose that the Board, in its discretion, deems reasonable and appropriate, including, without limitation, to ensure that:

(1)	any process which may result in an acquisition of a significant interest or change of control of the Company is conducted in an orderly manner;

(2)	all holders of ordinary shares will be treated fairly and in a similar manner;

(3)	any potential acquisition of a significant interest or change of control of the Company which would be unlikely to treat all members of the Company fairly and in a similar manner would be prevented;

(4)	the use of abusive tactics by any person in connection with any potential acquisition of a significant interest or change of control of the Company would be prevented;

(5)	an optimum price for shares would be received by or on behalf of all members of the Company;

(6)	the success of the Company would be promoted for the benefit of its members as a whole;

(7)	the long-term interests of the Company, its employees, its members and its business would be safeguarded;

(8)	the Company would not suffer serious economic harm;

(9)	the Board has additional time to gather relevant information or pursue appropriate strategies; or

(10)	all or any of the above.

2.13	Joint holders of shares

Where two (2) or more persons are registered as the holders of a share, they hold it as joint tenants with rights of survivorship, on the following conditions:

(a)	they are liable individually as well as jointly for all payments, including calls, in respect of the share;

(b)	subject to article 2.13(a), on the death of any one of them the survivor is the only person the Company will recognise as having any title to the share;

(c)	any one of them may give effective receipts for any dividend, bonus, interest or other distribution or payment in respect of the share; and

(d)	except where persons are jointly entitled to a share because of a Transmission Event, the Company may, but is not required to, register more than four

(4) persons as joint holders of the share.

2.14	Equitable and other claims

The Company may treat the registered holder of a share as the absolute owner of that share and need not, except as required by law:

(a)	recognise a person as holding a share on trust, even if the Company has notice of a trust; or

(b)	recognise, or be bound by, any equitable, contingent, future or partial claim to or interest in a share by any other person, except an absolute right of ownership in the registered holder, even if the Company has notice of that claim or interest.

2.15	Issue of share certificates

(a)	Subject to article 2.15(e), upon being entered in the register of members as the holder of a share, a member is entitled:

(1)	without payment, to one certificate for all the shares of each class held by that member (and, upon transferring a part of the member's holding of shares of any class, to a certificate for the balance of that holding); and

(2)	upon payment of such reasonable sum as the directors may determine for every certificate after the first, to several certificates each for one or more of that member's shares.

(b)	Every certificate shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and whether they are fully paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine and the Companies Law permits.

(c)	The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate for a share to one joint holder shall be a sufficient delivery to all of them.

(d)	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(1)	evidence;

(2)	indemnity;

(3)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(4)	payment of a reasonable fee, if any, for issuing a replacement share certificate,

as the Board may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

(e)	Subject to article 2.15(f), at any time the relevant shares are listed on the Designated Stock Exchange (provided that the Designated Stock Exchange remains an 'approved stock exchange' (as defined in the Exemption Order)), the Company shall not be required to (although may, in its absolute discretion choose to), produce a share certificate in accordance with this article 2.15.

(f)	Following a written request at any time from a member to the Company requesting a share certificate in respect of shares held by that member, the Company shall, within two (2) months of receipt by the Company of that written request, complete and have ready for delivery the certificate of such shares in respect of which the request was made, unless the conditions of allotment of the shares otherwise provide.

3	Calls, forfeiture, indemnities, lien and surrender

3.1	Calls

(a)	Subject to the terms on which any shares are issued, the Board may:

(1)	make calls on the members for any amount unpaid on their shares which is not by the terms of issue of those shares made payable at fixed times; and

(2)	on the issue of shares, differentiate between members as to the amount of calls to be paid and the time for payment.

(b)	The Board may require a call to be paid by instalments.

(c)	The Board must send members notice of a call at least fourteen (14) days before the amount called is due, specifying the amount of the call, the time for payment and the manner in which payment must be made.

(d)	Each member must pay the amount called to the Company by the time and in the manner specified for payment.

(e)	A call is taken to have been made when the resolution of the Board authorising the call is passed.

(f)	The Board may revoke a call or extend the time for payment.

(g)	A call is valid even if a member for any reason does not receive notice of the call.

(h)	If an amount called on a share is not paid in full by the time specified for payment, the person who owes the amount must pay:

(1)	interest on the unpaid part of the amount from the date payment is due to the date payment is made, at a rate determined under article 3.7; and

(2)	any costs, expenses or damages the Company incurs due to the failure to pay or late payment.

(i)	Any amount unpaid on a share that, by the terms of issue of the share, becomes payable on issue or at a fixed date:

(1)	is treated for the purposes of these articles as if that amount were payable under a call duly made and notified; and

(2)	must be paid on the date on which it is payable under the terms of issue of the share.

(j)	The Board may, to the extent the law permits, waive or compromise all or part of any payment due to the Company under the terms of issue of a share or under this article 3.1.

3.2	Proceedings to recover calls

(a)	In a proceeding to recover a call, or an amount payable due to the failure to pay or late payment of a call, proof that:

(1)	the name of the defendant is entered in the register as the holder or one of the holders of the share on which the call is claimed;

(2)	the resolution making the call is recorded in the minute book; and

(3)	notice of the call was given to the defendant complying with these articles,

is conclusive evidence of the obligation to pay the call and it is not necessary to prove the appointment of the Board who made the call or any other matter.

(b)	In article 3.2(a), defendant includes a person against whom the Company alleges a set-off or counterclaim, and a proceeding to recover a call or an amount is to be interpreted accordingly.

3.3	Payments in advance of calls

(a)	The Board may accept from a member the whole or a part of the amount unpaid on a share even though no part of that amount has been called.

(b)	The Board may authorise payment by the Company of interest on an amount accepted under article 3.3(a), until the amount becomes payable, at a rate agreed between the Board and the member paying the amount.

(c)	The Board may repay to a member any amount accepted under article 3.3(a).

3.4	Forfeiting partly paid shares

(a)	If a member fails to pay the whole of a call or an instalment of a call by the time specified for payment, the Board may serve a notice on that member:

(1)	requiring payment of the unpaid part of the call or instalment, together with any interest that has accrued and all costs, expenses or damages that the Company has incurred due to the failure to pay;

(2)	specifying a further time (at least fourteen (14) days after the date of the notice) by which, and the manner in which, the amount payable under article 3.4(a)(1) must be paid; and

(3)	stating that if the whole of the amount payable under article 3.4(a)(1) is not paid by the time and in the manner specified, the shares on which the call was made will be liable to be forfeited.

(b)	If a member does not comply with a notice served under article 3.4(a), the Board may by resolution forfeit any share concerning which the notice was given at any time after the day named in the notice and before the payment required by the notice is made.

(c)	A forfeiture under article 3.4(b) includes all dividends, interest and other amounts payable by the Company on the forfeited share and not actually paid before the forfeiture.

(d)	Where a share has been forfeited:

(1)	notice of the resolution must be given to the member in whose name the share stood immediately before the forfeiture; and

(2)	an entry of the forfeiture, with the date, must be made in the register of members.

(e)	Failure to give the notice or to make the entry required under article 3.4(d) does not invalidate the forfeiture.

(f)	A forfeited share becomes the property of the Company and the Board may sell, reissue or otherwise dispose of the share as it thinks fit and, in the case of reissue or other disposal, with or without crediting as paid up any amount paid on the share by any former holder.

(g)	A person whose shares have been forfeited ceases to be a member as to the forfeited shares, but must, unless the Board decides otherwise, pay to the Company:

(1)	all calls, instalments, interest, costs, expenses and damages owing on the shares at the time of the forfeiture; and

(2)	interest on the unpaid part of the amount payable under article 3.4(g)(1), from the date of the forfeiture to the date of payment, at a rate determined under article 3.7.

(h)	The forfeiture of a share extinguishes all interest in, and all claims and demands against the Company relating to, the forfeited share and, subject to article 3.6(h), all other rights attached to the share.

(i)	The Board may:

(1)	exempt a share from all or part of this article 3.4;

(2)	waive or compromise all or part of any payment due to the Company under this article 3.4; and

(3)	before a forfeited share has been sold, reissued or otherwise disposed of, cancel the forfeiture on the conditions it decides.

3.5	Lien on shares

(a)	The Company has a first lien on:

(1)	each partly paid share for all unpaid calls and instalments due on that share; and

(2)	each share for any amounts the Company is required by law to pay and has paid in respect of that share.

In each case the lien extends to reasonable interest and expenses incurred because the amount is not paid.

(b)	The Company’s lien on a share extends to all dividends, interest and other amounts payable on the share and to the proceeds of sale of the share.

(c)	The Board may sell a share on which the Company has a lien as it thinks fit where:

(1)	an amount for which a lien exists under this article 3.5 is presently payable; and

(2)	the Company has given the registered holder a written notice, at least fourteen (14) days before the date of the sale, stating and demanding payment of that amount.

(d)	The Board may do anything necessary or desirable to protect any lien, charge or other right to which the Company is entitled under these articles or a law.

(e)	When the Company registers a transfer of shares on which the Company has a lien without giving the transferee notice of its claim, the Company’s lien is released so far as it relates to amounts owing by the transferor or any predecessor in title.

(f)	The Board may:

(1)	exempt a share from all or part of this article 3.5; and

(2)	waive or compromise all or part of any payment due to the Company under this article 3.5.

3.6	Sale, reissue or other disposal of shares by the Company

(a)	A reference in this article 3.6 to a sale of a share by the Company is a reference to any sale, reissue or other disposal of a share under article 3.4(f) or article 3.5(c).

(b)	When the Company sells a share, the Company may:

(1)	receive the purchase money or consideration given for the share;

(2)	effect a transfer of the share or execute or appoint a person to execute, on behalf of the former holder, a transfer of the share; and

(3)	register as the holder of the share the person to whom the share is sold.

(c)	A person to whom the Company sells shares need not take any steps to investigate the regularity or validity of the sale, or to see how the purchase money or consideration on the sale is applied. That person’s title to the shares is not affected by any irregularity by the Company in relation to the sale. A sale of the share by the Company is valid even if a Transmission Event occurs to the member before the sale.

(d)	The only remedy of a person who suffers a loss because of a sale of a share by the Company is a claim for damages against the Company, but the Company shall not be liable for a loss caused by the price at which the shares are sold in good faith.

(e)	The proceeds of a sale of shares by the Company must be applied in paying:

(1)	first, the expenses of the sale;

(2)	secondly, all amounts payable (whether presently or not) by the former holder to the Company,

and any balance must be paid to the former holder on the former holder delivering to the Company proof of title to the shares acceptable to the Board.

(f)	Until the proceeds of a sale of a share sold by the Company are claimed or otherwise disposed of according to law, the Board may invest or use the proceeds in any other way for the benefit of the Company.

(g)	The Company is not required to pay interest on money payable to a former holder under this article 3.6.

(h)	On completion of a sale, reissue or other disposal of a share under article 3.4(f), the rights which attach to the share which were extinguished under article 3.4(h) revive.

(i)	A written statement by a director or secretary of the Company that a share in the Company has been:

(1)	duly forfeited under article 3.4(b);

(2)	duly sold, reissued or otherwise disposed of under article 3.4(f); or

(3)	duly sold under article 3.5(c),

on a date stated in the statement is conclusive evidence of the facts stated as against all persons claiming to be entitled to the share, and of the right of the Company to forfeit, sell, reissue or otherwise dispose of the share.

3.7	Interest payable by member

(a)	For the purposes of articles 3.1(h)(1) and 3.4(g)(2), the rate of interest payable to the Company is:

(1)	if the Board has fixed a rate, that rate; or

(2)	in any other case, a rate per annum 2% higher than the rate prescribed in respect of unpaid judgments in the Royal Court of Jersey.

(b)	Interest accrues daily and may be capitalised monthly or at such other intervals the Board decides.

4	Distributions

4.1	Dividends

(a)	Subject to each Statement of Rights and the provisions of the Companies Law, the Board may pay any dividends from time to time as the Board may determine, including any interim dividends.

(b)	The Board may rescind a decision to pay a dividend, before the payment date in its sole discretion.

(c)	The Board may pay any dividend required to be paid under the terms of issue of a share.

(d)	The Board may pay half-yearly, quarterly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate.

(e)	Paying a dividend does not require confirmation or approval at a general meeting.

(f)	Subject to any rights or restrictions attached to any shares or class of shares:

(1)	all dividends must be paid equally on all shares, except that a partly paid share confers an entitlement only to the proportion of the dividend which the amount paid (not credited) on the share is of the total amounts paid and payable (excluding amounts credited);

(2)	for the purposes of article 4.1(f)(1), unless the Board decides otherwise, an amount paid on a share in advance of a call is to be taken as not having been paid until it becomes payable; and

(3)	interest is not payable by the Company on any dividend or any amounts payable therewith.

(g)	The Board may fix a record date for a dividend.

(h)	A dividend in respect of a share must be paid, subject to the rules of any Designated Stock Exchange (including any rules relating to the settlement of transfers of securities), to the person who is registered, or entitled under articles 5.1, 5.2 and 5.3 to be registered, as the holder of the share:

(1)	where the Board has fixed a record date in respect of the dividend, on that date; or

(2)	where the Board has not fixed a record date in respect of that dividend, on the date fixed for payment of the dividend,

and a transfer of a share that is not registered, or left with the Company for registration under articles 5.1, 5.2 and 5.3, on or before that date is not effective, as against the Company, to pass any right to the dividend.

(i)	When resolving to pay a dividend, the Board may direct payment of the dividend from any available source permitted by law, including:

(1)	wholly or partly by the distribution of specific assets, including paid-up shares or other securities of the Company or of another body corporate, either generally or to specific members; and

(2)	to particular members wholly or partly out of any particular fund or reserve or out of profits derived from any particular source, and to the other members wholly or partly out of any other particular fund or reserve or out of profits derived from any other particular source.

(j)	Where a person is entitled to a share because of a Transmission Event, the Board may, but need not, retain any dividends payable on that share until that person becomes registered as the holder of that share or transfers it.

(k)	The Board may retain from any dividend payable to a member any amount presently payable by the member to the Company and apply the amount retained to the amount owing.

(l)	The Board may decide the method of payment of any dividend or other amount in respect of a share. Different methods of payment may apply to different members or groups of members (such as overseas members). Without limiting any other method of payment which the Company may adopt, payment in respect of a share may be made:

(1)	by such electronic or other means approved by the Board directly to an account (of a type approved by the Board) nominated in writing by the member or the joint holders; or

(2)	by cheque sent to the address of the member shown in the register of members or, in the case of joint holders, to the address shown in the register of members of any of the joint holders, or to such other address as the member or any of the joint holders in writing direct.

(m)	A cheque sent under article 4.1(l):

(1)	may be made payable to bearer or to the order of the member to whom it is sent or any other person the member directs; and

(2)	is sent at the member's risk.

(n)	If the Board decides that payments will be made by electronic transfer into an account (of a type approved by the Board) nominated by a member, but no such account is nominated by the member or an electronic transfer into a nominated account is rejected or refunded, the Company may credit the amount payable to an account of the Company to be held until the member nominates a valid account.

(o)	Where a member does not have a registered address or the Company believes that a member is not known at the member’s registered address or cheques have been returned undelivered or other payment methods have failed on more than one occasion, the Company may credit an amount payable in respect of the member’s shares to an account of the Company to be held until the member claims the amount payable or nominates a valid account.

(p)	An amount credited to an account under articles 4.1(n) or 4.1(o) is to be treated as having been paid to the member at the time it is credited to that account. The Company will not be a trustee of the money and no interest will accrue on the money. The money may be used for the benefit of the Company until claimed or otherwise disposed of according to applicable law.

(q)	If a cheque for an amount payable under article 4.1(l) is not presented for payment for at least eleven (11) calendar months after issue or an amount is held in an account under articles 4.1(n) or 4.1(o) for at least eleven (11) calendar months, the Board may stop payment on the cheque and invest or otherwise make use of the amount for the benefit of the Company until claimed or otherwise disposed of according to applicable law.

(r)	A dividend that remains unclaimed for a period of ten (10) years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

(s)	Provided the directors act reasonably and in accordance with the Companies Law, they shall not incur any personal liability to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights.

4.2	Capitalising profits

(a)	Subject to:

(1)	any rights or restrictions attached to any shares or class of shares; and

(2)	any special resolution of the Company;

the Board may capitalise and distribute to members, in the same proportions as the members are entitled to receive dividends, any amount:

(3)	forming part of the undivided profits of the Company;

(4)	representing profits arising from an ascertained accretion to capital or a revaluation of the assets of the Company;

(5)	arising from the realisation of any assets of the Company; or

(6)	otherwise available for distribution as a dividend.

(b)	The Board may resolve that all or any part of the capitalised amount is to be applied:

(1)	in paying up in full, at an issue price decided by the Board, any unissued shares in or other securities of the Company;

(2)	in paying up any amounts unpaid on shares or other securities held by the members;

(3)	partly as specified in article 4.2(b)(1) and partly as specified in article 4.2(b)(2); or

(4)	any other method permitted by law.

The members entitled to share in the distribution must accept that application in full satisfaction of their interest in the capitalised amount.

(c)	Articles 4.1(f), 4.1(g), 4.1(h), and 4.1(s) apply, so far as they can and with any necessary changes, to capitalising an amount under this article 4.2 as if references in those articles to:

(1)	a dividend were references to capitalising an amount; and

(2)	a record date were references to the date the Board resolves to capitalise the amount under this article 4.2.

(d)	Where the terms of options (existing at the date the resolution referred to in article 4.2(b) is passed) entitle the holder to an issue of bonus shares under this article 4.2, the Board may in determining the number of unissued shares to be so issued, allow in an appropriate manner for the future issue of bonus shares to options holders.

4.3	Ancillary powers

(a)	To give effect to any resolution to reduce the capital of the Company, to satisfy a dividend as set out in article 4.1(i)(1) or to capitalise any amount under article 4.2, the Board may settle as it thinks expedient any difficulty that arises in making the distribution or capitalisation and, in particular:

(1)	make cash payments in cases where members are entitled to fractions of shares or other securities;

(2)	decide that amounts or fractions of less than a particular value decided by the Board may be disregarded to adjust the rights of all parties;

(3)	fix the value for distribution of any specific assets;

(4)	pay cash or issue shares or other securities to any member to adjust the rights of all parties;

(5)	vest any of those specific assets, cash, shares or other securities in a trustee on trust for the persons entitled to the distribution or capitalised amount; and

(6)	authorise any person to make, on behalf of all the members entitled to any specific assets, cash, shares or other securities as a result of the distribution or capitalisation, an agreement with the Company or another person which provides, as appropriate, for the distribution or issue to them of shares or other securities credited as fully paid up or for payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares or other securities by applying their respective proportions of the amount resolved to be distributed or capitalised.

(b)	Any agreement made under an authority referred to in article 4.3(a)(6) is effective and binds all members concerned.

(c)	If a distribution, transfer or issue of specific assets, shares or securities to a particular member or members is, in the Board’s discretion, considered impracticable or would give rise to parcels of securities that do not constitute a marketable parcel, the Board may make a cash payment to those members or allocate the assets, shares or securities to a trustee to be sold on behalf of, and for the benefit of, those members, instead of making the distribution, transfer or issue to those members. Any proceeds receivable by members under this article 4.3(c) will be net of expenses incurred by the Company and trustee in selling the relevant assets, shares or securities.

(d)	If the Company distributes to members (either generally or to specific members) securities in the Company or in another body corporate or trust (whether as a dividend or otherwise and whether or not for value), each of those members appoints the Company as such member’s agent to do anything needed to give effect to that distribution, including agreeing to become a member of that other body corporate.

4.4	Reserves

(a)	The Board may set aside out of the Company’s profits any reserves or provisions it decides.

(b)	The Board may appropriate to the Company’s profits any amount previously set aside as a reserve or provision.

(c)	Setting aside an amount as a reserve or provision does not require the Board to keep the amount separate from the Company’s other assets or prevent the amount being used in the Company’s business or being invested as the Board decides.

4.5	Carrying forward profits

The Board may carry forward any part of the profits remaining that they consider should not be distributed as dividends or capitalised, without transferring those profits to a reserve or provision.

5	Transfer of shares

5.1	Form of transfer

(a)	Subject to the following articles about the transfer of shares, a member may transfer any certificated shares or, Uncertificated shares in accordance with the CREST Order, to another person by completing an instrument of transfer, in a common form or in a form approved by the directors, executed:

(1)	where the shares are fully paid, by or on behalf of that member; and

(2)	where the shares are partly paid, by or on behalf of that member and the transferee.

(b)	Subject to the provisions of the CREST Order the transferor of a share is deemed to remain the holder until the name of the transferee is entered in the register in respect of it.

5.2	Transfers of uncertificated shares

(a)	The Company shall register the transfer of any shares held in Uncertificated form by means of a relevant system in accordance with the Companies Law and the CREST Order and the rules of the relevant system.

(b)	The Board may, in its absolute discretion, refuse to register any transfer of an Uncertificated share where permitted by these articles, the Companies Law and the CREST Order.

5.3	Transfers of certificated shares

Subject to the Exemption Order:

(a)	An instrument of transfer of a certificated share may be in any usual form or in any other form which the Board may approve and shall be signed by or on behalf of the transferor and (except in the case of a fully paid share) by or on behalf of the transferee.

(b)	The Board may, in its absolute discretion, refuse to register any instrument of transfer of a certificated share:

(1)	which is not fully paid up but, in the case of a class of shares which has been admitted to trading on the Designated Stock Exchange, not so as to prevent dealings in those shares from taking place on an open and proper basis;

(2)	on which the Company has a lien; or

(3)	as otherwise required by applicable law.

(c)	The Board may also refuse to register any instrument of transfer of a certificated share unless it is:

(1)	left at the registered office of the Company, or at such other place as the Board may decide, for registration;

(2)	accompanied by the certificate for the shares to be transferred and such other evidence (if any) as the Board may reasonably require to prove the title of the intending transferor or his right to transfer the shares; and

(3)	in respect of only one class of shares.

5.4	Power to suspend registration

(a)	The Board may suspend registration of the transfer of shares at such times and for such periods (not exceeding 30 days in any calendar year) as it determines.

(b)	The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Board may determine in its discretion. Unless otherwise permitted by the CREST Order, the Company may not close any register relating to a participating security without the consent of the approved operator of the relevant system.

5.5	Fee, if any, payable for registration

(a)	If the Board so decides, the Company may charge a reasonable fee for the registration of any instrument of transfer or other document relating to the title to a share.

5.6	Company may retain instrument of transfer

(a)	The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the Board refuses to register shall be returned to the person lodging it when notice of the refusal is given.

5.7	Transmission of shares

(a)	Subject to article 5.7(c), where a member dies, the only persons the Company will recognise as having any title to the member’s shares or any benefits accruing on those shares are:

(1)	where the deceased was a sole holder, the legal personal representative of the deceased; and

(2)	where the deceased was a joint holder, the survivor or survivors.

(b)	Article 5.7(a) does not release the estate of a deceased member from any liability on a share, whether that share was held by the deceased solely or jointly with other persons.

(c)	The Board may register a transfer of shares signed by a member before a Transmission Event even though the Company has notice of the Transmission Event.

(d)	A person who becomes entitled to a share because of a Transmission Event may, on producing such evidence as the Board requires to prove that person’s entitlement to the share, choose:

(1)	to be registered as the holder of the share by signing and giving the Company a written notice stating that choice; or

(2)	to nominate some other person to be registered as the transferee of the share by executing or effecting in some other way a transfer of the share to that other person.

(e)	The provisions of these articles concerning the right to transfer shares and the registration of transfers of shares apply, so far as they can and with any necessary changes, to a notice or transfer under article 5.7(d) as if the relevant Transmission Event had not occurred and the notice or transfer were executed or effected by the registered holder of the share.

(f)	Where two (2) or more persons are jointly entitled to a share because of a Transmission Event they will, on being registered as the holders of the share, be taken to hold the share as joint tenants and article 2.13 will apply to them.

6	Disclosure of interests

6.1	Tracing notices

(a)	The Company may give notice to any person whom the Company knows or has reasonable cause to believe:

(1)	to hold an interest (as defined in article 6.2(i)(4)) in the Company’s shares (of a class of shares admitted to trading); or

(2)	to have held an interest in the Company’s shares (of a class of shares admitted to trading) at any time during the three (3) years immediately preceding the date on which on which the notice is issued.

(b)	The notice may require the person:

(1)	to confirm that such person holds such an interest in the Company’s shares or (as the case may be) to state whether or not it is the case, and

(2)	if such person holds, or has during that time held, any such interest, to give such further information as may be required in accordance with the following provisions of this article 6.1.

(c)	The notice may require the person to whom it is addressed to give particulars of the person’s own present or past interest in the Company’s shares held by such person at any time during the three (3) year period mentioned above.

(d)	The notice may require the person to whom it is addressed, where:

(1)	such person’s interest is a present interest and another interest in the shares subsists, or

(2)	another interest in the shares subsisted during the three (3) year period mentioned above at a time when such person’s interest subsisted, to give, to the best of such person's knowledge, such particulars with respect to that other interest as are required by the notice.

(e)	The particulars referred to in articles 6.1(c) and 6.1(d) include:

(1)	the identity of any person who holds an interest in the shares in question; and

(2)	the terms of any agreement or arrangement to which any person who holds an interest in such shares is or was party:

(A)	relating to the exercise of any right conferred by the shares or the acquisition of any interest in the shares; or

(B)	which constitutes a Derivative Security.

(f)	The notice may require the person to whom it is addressed, where the person's interest is a past interest, to give (to the best of such person’s knowledge) particulars of the identity of the person who held that interest immediately upon the person ceasing to hold it.

(g)	The information required by the notice must be given within such reasonable time as may be specified in the notice.

6.2	Failure to Respond

(a)	If a member, or any other person appearing to have an interest in shares held by that member, has been given a notice under article 6.1 and has failed in relation to any shares (the Default Shares) to give the Company the information thereby required within three (3) Business Days from the time reasonably specified in the notice, the following sanctions shall apply, unless the Board otherwise determines in relation to the Default Shares:

(1)	the member shall not be entitled in respect of the Default Shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll, or to exercise any other right conferred by membership in respect of the Default Shares in relation to any such meeting or poll;

(2)	any dividend (or other distribution) payable in respect of the Default Shares shall be withheld by the Company (without interest) and the member shall not be entitled to elect to receive shares instead of any such dividend (or other distribution); and

(3)	no transfer, other than an excepted transfer, of any shares held by the member may be registered unless:

(i)	the member is not in default as regards supplying the information required; and

(ii)	the member proves to the satisfaction of the Board that no person in default as regards supplying such information has an interest in any of the shares the subject of the transfer.

(b)	In support of article 6.2(a), the Board may, at any time while sanctions under article 6.2(a) apply in relation to any shares, effect a transfer of the shares (or any interest in them) in favour of such nominee as specified by the Board.

(c)	Where any person appearing to have an interest in the Default Shares has been duly served with a notice or copy thereof and the Default Shares which are the subject of such notice are held by a person holding shares or rights or interests in shares in the Company on a nominee basis who has been determined by the Company to be an approved nominee (an Approved Nominee):

(1)	the provisions of this article 6 shall be treated as applying only to such Default Shares held by the Approved Nominee and not (insofar as such person’s apparent interest is concerned) to any other shares held by the Approved Nominee; and

(2)	where the member upon whom a default notice is served is an Approved Nominee acting in its capacity as such, the obligations of the Approved Nominee as a member of the Company are limited to disclosing to the Company such information as is known to it relating to any person appearing to have an interest in the shares held by it.

(d)	Where the sanctions under article 6.2(a) apply in relation to any shares, they shall cease to have effect at the end of the period of seven (7) days (or such shorter period as the Board may determine) following the earlier of:

(1)	receipt by the Company of the information required by the notice mentioned in that article; and

(2)	receipt by the Company of notice that the shares have been transferred by means of an excepted transfer.

(e)	The Board may in its absolute discretion suspend or cancel any of the sanctions at any time in relation to any Default Shares.

(f)	Upon sanctions ceasing to have effect in relation to any shares, any dividend withheld in respect of the shares must be paid to the relevant member and, if the Board has effected a transfer under article 6.2(b), the shares must be transferred back to the previous holder.

(g)	Any new shares in the Company issued in right of Default Shares shall be subject to the same sanctions as apply to the Default Shares, and the Board may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that:

(1)	any sanctions applying to, or to a right to, new shares by virtue of this article 6.2 shall cease to have effect when the sanctions applying to the related Default Shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related Default Shares are suspended or cancelled); and

(2)	article 6.2(a) shall apply to the exclusion of this article 6.2(g) if the Company gives a separate notice under article 6.1 in relation to the new shares.

(h)	Where, on the basis of information obtained from a member in respect of any shares held by such member, the Company gives a notice under article 6.1 to any other person, it shall at the same time send a copy of the notice to the member. The accidental omission to do so, or the non-receipt by the member of the copy, shall, however, not invalidate or otherwise affect the application of article 6.2.

(i)	For the purposes of articles 6.1 and 6.2:

(1)	an excepted transfer means, in relation to any shares held by a member:

(A)	a transfer pursuant to acceptance of a takeover offer (within the meaning of article 116 of the Companies Law) in respect of shares in the Company;

(B)	a transfer in consequence of a sale made through any stock exchange on which the shares are normally traded; or

(C)	a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares;

(3)	a person, other than the member holding a share, will be treated as appearing to have an interest in such share if the member has informed the Company that the person has, or might have, an interest in such share, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under article 6.1, from anyone else) knows or has reasonable cause to believe that the person has, or may have, an interest in such share;

(4)	a person shall be treated as having an interest in the Company’s shares if, for the purposes of sections 13(d) and 13(g) of the Exchange Act, the person would be deemed to constitute a beneficial owner of the share (which shall include holding a CDI); and

(5)	reference to a person having failed to give the Company the information required by a notice, includes reference to:

(A)	the person having failed or refused to give all or any part of it;

(B)	the person having given any information which the person knows to be false in a material particular or having recklessly given information which is false in a material particular; and

(C)	the Company knowing or having reasonable cause to believe that any of the information provided is false or materially incorrect.

(e)	Nothing in article 6.2 limits the powers of the Company under article 6.1 or any other powers of the Company whatsoever.

7	General meetings

7.1	Calling general meetings

(a)	A general meeting may only be called:

(1)	by a Board resolution; or

(2)	as otherwise required by the Companies Law.

(b)	The Board may, by public announcement, change the venue for, postpone or cancel a general meeting, but:

(1)	a meeting that is called in accordance with a members’ requisition under the Companies Law; or

(2)	any other meeting that is not called by a Board resolution,

may not be postponed or cancelled without the prior written consent of the persons who called or requisitioned the meeting.

(c)	At an annual general meeting, only such nominations of persons for election to the Board shall be considered and such other business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual general meeting, nominations and other business must be a proper matter for member action and must be:

(1)	specified in the notice of general meeting given by or at the direction of the Board in accordance with article 7.2;

(2)	brought before the meeting by or at the direction of the Board or a duly authorised committee thereof; or

(3)	otherwise properly brought before the meeting by a member who:

(A)	is a member of record of the Company (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed or such nomination(s) are made, only if such beneficial owner is the beneficial owner of shares of the Company) both at the time the notice provided for in article 7.3 is delivered to the general counsel of the Company and on the record date for the determination of members entitled to vote at the general meeting,

(B)	is entitled to vote at the meeting, and

(C)	complies with the procedures and requirements set forth in article 7.3.

(d)	Except as otherwise provided by the Companies Law, at an extraordinary general meeting, only such business may be conducted as is a proper matter for member action and as shall have been brought before the meeting pursuant to the notice of general meeting given by or at the direction of the Board in accordance with article 7.2. Nothing contained herein shall prohibit the Board from submitting matters to the members at any extraordinary general meeting requested by members.

(e)	Further, if the Board has determined that directors shall be elected at such extraordinary general meeting, then nominations of persons for election to the Board may be made:

(1)	by or at the direction of the Board or by the general counsel; or

(2)	by any member of the Company who satisfies each of the requirements set forth in subclauses (A), (B) and (C) of article 7.1(c)(3) above.

7.2	Notice of general meetings

(a)	Subject to the rules of any Designated Stock Exchange (including any rules relating to the settlement of transfers of securities), notice of a general meeting must be given to each person who at the time of giving the notice:

(1)	is a member or auditor of the Company; or

(2)	is entitled to a share because of a Transmission Event and has provided evidence of such entitlement that is satisfactory to the Board.

(b)	The annual general meeting shall be designated as such and all other general meetings shall be designated extraordinary general meetings.

(c)	The content of a notice of a general meeting called by the Board is to be decided by the Board, but it must state the general nature of the business to be transacted at the meeting and any other matters required by the Companies Law.

(d)	Except with the approval of the Board or the chairperson, no person may move any amendment to a proposed resolution or to a document that relates to such a resolution.

(e)	A person may waive notice of any general meeting by written notice to the Company.

(f)	Failure to give a member or any other person notice of a general meeting or a proxy form does not invalidate anything done or any resolution passed at the general meeting if:

(1)	the failure occurred by accident or inadvertent error;

(2)	before or after the meeting, the person notifies the Company of the person’s agreement to that thing or resolution; or

(3)	such failure is waived in accordance with article 7.2(g).

(g)	A person’s attendance at a general meeting waives any objection that person may have to:

(1)	a failure to give notice, or the giving of a defective notice, of the meeting unless the person at the beginning of the meeting objects to the holding of the meeting; and

(2)	the consideration of a particular matter at the meeting which is not within the business referred to in the notice of the meeting, unless the person objects to considering the matter when it is presented.

7.3	Nominations and Proposals by Members

(a)	For nominations or other business to be properly brought before an annual general meeting by a member in accordance with article 7.1(c)(3), the member must have given timely notice thereof in writing and in proper form to the general counsel of the Company even if such matter is already the subject of any notice to the members or public announcement from the Board.

(b)	To be timely in the case of an annual general meeting, a member’s notice must be delivered to or mailed and received at the principal executive offices of the Company or such other place designated by the Company for such purposes, not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual general meeting (provided, however, that in the event that there was no annual general meeting in the prior year or the date of the annual general meeting is more than thirty (30) days before or more than ninety (90) days after such anniversary date, notice by the member must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual general meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual general meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company).

(c)	In the event the Company calls an extraordinary general meeting for the purpose of electing one or more directors to the Board, any member who is (i) a member of record of the Company (and, with respect to any beneficial owner, if different, on whose behalf such nomination(s) are made, only if such beneficial owner is the beneficial owner of shares of the Company) both at the time the notice provided for in article 7.3 is delivered to the general counsel of the Company and on the record date for the determination of members entitled to vote at the extraordinary general meeting and (ii) entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Company’s notice of general meeting, if the member complies with the procedures and requirements set forth in this article 7.3. To be timely, such notice shall be delivered to the Company’s general counsel at the principal executive offices of the Company not earlier than the close of business on the one hundred twentieth (120th) day prior to such extraordinary general meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such extraordinary general meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the extraordinary general meeting and of the nominees proposed by the Board to be elected at such meeting.

(d)	In no event shall any adjournment, deferral or postponement of a general meeting or the public announcement thereof commence a new time period (or extend any time period) for the giving of a member’s notice as described in these articles.

(e)	The number of nominees a member may nominate for election at a general meeting shall not exceed the number of directors to be elected at such general meeting, and for the avoidance of doubt, no member shall be entitled to make additional or substitute nominations following the expiration of the applicable time periods.

(f)	A member’s notice providing for the nomination of persons for election to the Board or other business proposed to be brought before a general meeting shall set out, as to the member giving the notice the following information, in each case as of the date of such member’s notice:

(1)	the name and address of such member, as they appear on the Company’s books, and of each of its Member Associated Persons;

(2)	the class or series and number of shares of the Company which are, directly or indirectly, beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) (provided that a person shall in all events be deemed to beneficially own any shares of any class or series and number of shares of the Company as to which such person has a right to acquire beneficial ownership at any time in the future) and owned of record by such member or any of its Member Associated Persons;

(3)	the class or series, if any, and number of options, warrants, puts, calls, convertible securities, stock appreciation rights, or similar rights, obligations or commitments with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares or other securities of the Company or with a value derived in whole or in part from the value of any class or series of shares or other securities of the Company, whether or not such instrument, right, obligation or commitment shall be subject to settlement in the underlying class or series of shares or other securities of the Company (each a “Derivative Security”), which are, directly or indirectly, beneficially owned by such member or any of its Member Associated Persons;

(4)	any agreement, arrangement, understanding, or relationship, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such member or any of its Member Associated Persons, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of shares or other securities of the Company by, manage the risk of share price changes for, or increase or decrease the voting power of, such member or Member Associated Person with respect to any class or series of shares or other securities of the Company, or that provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of any class or series or shares or other securities of the Company;

(5)	a complete and accurate description of any performance-related fees (other than asset-based fees) to which such member or any Member Associated Person may be entitled as a result of any increase or decrease in the value of the Company’s securities or any Derivative Securities, including any such fees to which members of any Member Associated Person’s immediate family sharing the same household may be entitled;

(6)	a description of any other direct or indirect opportunity to profit or share in any profit (including any performance-based fees) derived from any increase or decrease in the value of shares or other securities of the Company that such member or any of its Member Associated Persons has;

(7)	any proxy, contract, arrangement, understanding or relationship pursuant to which such member or any of its Member Associated Persons has a right to vote any shares or other securities of the Company;

(8)	any direct or indirect interest of such member or any of its Member Associated Persons in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (a list of which will be provided by the Company following a written request therefor by the member to the general counsel of the Company) (including, without limitation, any employment agreement, collective bargaining agreement or consulting agreement);

(9)	any rights to dividends on the shares of the Company owned beneficially by such member or any of its Member Associated Persons that are separated or separable from the underlying shares of the Company;

(10)	any proportionate interest in shares of the Company or Derivative Securities held, directly or indirectly, by a general or limited partnership in which such member or any of its Member Associated Persons is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, if any;

(11)	a description of all agreements, arrangements, and understandings between such member or any of its Member Associated Persons and any other person(s) (including their name(s)) in connection with or related to the ownership or voting of shares of the Company or Derivative Securities;

(12)	all other information relating to such member or any of its Member Associated Persons that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, such business or the election of directors in a contested election pursuant to section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

(13)	all other information that, as of the date of the notice, would be required to be included in a filing with respect to the Company on Schedule 13D (including the exhibits thereto) under the Exchange Act (or any successor provision thereto) by such member or the beneficial owner, if any, on whose behalf the nomination or proposal is made;

(14)	the identification of the names and addresses of other members (including beneficial owners) known by such member to support the nomination(s) or other business proposal(s) submitted by such member and, to the extent known, the class and number of all shares of the Company owned beneficially or of record by such other members(s) or other beneficial owner(s);

(15)	a statement as to whether either such member or any of its Member Associated Persons intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s voting shares required under applicable law to elect such member’s nominees and/or approve such proposal (as applicable) and/or otherwise to solicit proxies from the members in support of such nomination or proposal (as applicable) and/or solicit the holders of shares in support of director nominees other than the Company’s nominees pursuant to Rule 14a-19 under the Exchange Act;

(16)	a representation that the member is a holder of record or a beneficial owner of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy, attorney or Representative at the meeting to propose such nomination and/or other business (as applicable); and

(17)	such additional information that the Company may reasonably request regarding such member or any of its Member Associated Persons.

(g)	A member’s notice providing for the nomination of persons for election to the Board shall, in addition to the information required by clause (f) above, set out, as to each person whom the member proposes to nominate for election or re-election as a director:

(1)	such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

(2)	a description of all direct and indirect compensation and other agreements, arrangements and understandings, and any other material relationships, between or among such member or any of its Member Associated Persons, on the one hand, and each proposed nominee or its affiliates or associates, or others acting in concert therewith, on the other hand, including all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the member making the nomination or any of its Member Associated Persons were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant or such Member Associated Person;

(3)	a completed and signed questionnaire regarding the background and qualifications of such person to serve as a director, in a form to be provided by the Company after receiving a request by such member to the general counsel of the Company;

(4)	all information with respect to such person that would be required to be set forth in a member’s notice pursuant to this article 7.3 if such person were a member or beneficial owner, on whose behalf the nomination was made, submitting a notice providing for the nomination of a person or persons for election as a director or directors of the Company in accordance with this article 7.3;

(5)	such person’s written representation and agreement (in a form to be provided by the Company after receiving a request by such member to the general counsel of the Company):

(A)	that such person is not and will not become party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Company or any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Company, with such person’s fiduciary duties under applicable law,

(B)	that such person is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed to the Company,

(C)	that such person would, if elected as a director, comply with all of the Company’s corporate governance, ethics, conflict of interest, confidentiality and share ownership and trading policies and guidelines applicable generally to the Company’s directors (such policies and guidelines to be provided by the Company upon written request to the general counsel of the Company);

(D)	that such person will provide facts, statements and other information in all communications with the Company and its members that are or will be true and correct and that do not and will not omit to state any fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading; and

(E)	that such person will tender his or her resignation as a director of the Company if the Board determines that such person failed to comply with the provisions of such representation and agreement in any material respect, provides such person notice of any such determination and, if such non-compliance may be cured, such person fails to cure such non-compliance within ten (10) Business Days after delivery of such notice to such person.

(6)	all other information relating to such person or such person’s associates that would be required to be disclosed in a proxy statement or other filing required to be made by such member or any Member Associated Person in connection with the solicitation of proxies for the election of directors in a contested election or otherwise required pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and

(7)	such additional information that the Company may reasonably request to determine the eligibility or qualifications of such person to serve as a director or an independent director of the Company, or that could be material to a reasonable member’s understanding of the qualifications and/or independence, or lack thereof, of such nominee as a director.

(h)	A member’s notice regarding business proposed to be brought before a general meeting other than the nomination of persons for election to the Board shall, in addition to the information required by clause (f) above, set out:

(1)	a brief description of:

(A)	the business desired to be brought before such meeting, including the text of any resolution proposed for consideration by the members;

(B)	the reasons for conducting such business at the meeting; and

(C)	any material interest of such member or any of its Member Associated Persons in such business, including a description of all agreements, arrangements and understandings between such member or Member Associated Person and any other person(s) (including the name(s) of such other person(s)) in connection with or related to the proposal of such business by the member,

(2)	if the matter such member proposes to bring before any general meeting involves an amendment to the Company’s memorandum or articles of association, the specific wording of such proposed amendment, and

(3)	such additional information that the Company may reasonably request regarding the business that such member proposes to bring before the meeting.

(i)	The foregoing notice requirements shall be deemed satisfied with respect to any proposal submitted pursuant to Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act if a member has notified the Company of its intention to present such proposal at an annual general meeting in compliance with such rule and such member’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for such annual general meeting.

(j)	For purposes of this article 7.3, the term associate shall be as defined in Rule 12b-2 under the Exchange Act.

(k)	For purposes of this article 7.3, a Member Associated Person of any member submitting a proposal or nomination pursuant to this article 7 means:

(1)	any beneficial owner of shares of the Company on whose behalf the nomination or proposal is made by such member;

(2)	any affiliate or associate of such member or such beneficial owner described in clause (1);

(3)	any person or entity who is a member of a “group” (as such term is used in Rule 13d-5 under the Exchange Act (or any successor provision at law)) with, or any person acting in concert in respect of any matter involving the Company or its securities with, either such member or such beneficial owner described in clause (1);

(4)	any member of the immediate family of such member or such beneficial owner described in clause (1);

(5)	any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such member, such beneficial owner described in clause (1) or any other Member Associated Person with respect to any proposed business or nominations, as applicable; and

(6)	each person whom the member proposes to nominate for election or re-election as a director.

(l)	Notwithstanding the foregoing provisions of these articles, a member shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this article 7.3, including Rule 14a-19.

(m)	Nothing in this article 7.3 shall be deemed to:

(1)	affect any rights of members to request inclusion of proposals in the Company’s proxy statement pursuant to the applicable rules and regulations promulgated under the Exchange Act (including, without limitation, Rule 14a-8 under the Exchange Act);

(2)	confer upon any member a right to have a nominee or any proposed business included in the Company’s proxy statement; or

(3)	affect any rights of the holders of any class or series of preferred shares to elect directors pursuant to any applicable provisions of these articles.

(n)	The Board may require any proposed nominee to submit to interviews with the Board or any committee thereof, and such proposed nominee shall make himself or herself available for any such interviews within ten (10) days following such request.

(o)	The member providing notice pursuant to this section shall confirm or update the information contained in such member’s notice, if necessary, (x) not later than ten (10) days after the record date for the notice of the meeting so that such information is true and correct as of the record date for the notice of the meeting, and (y) not later than eight (8) Business Days before the meeting or any adjournment or postponement thereof so that such information is true and correct as of the date that is ten (10) Business Days before the meeting or any adjournment or postponement thereof (or if not practicable to provide such updated information not later than eight (8) Business Days before any adjournment or postponement, on the first practicable date before any such adjournment or postponement). For the avoidance of doubt, any information provided pursuant to this article 7.3(o) shall not be deemed to cure any deficiencies or inaccuracies in a notice previously delivered pursuant to this article 7.3 and shall not extend the time period for the delivery of notice pursuant to this article 7.3. If a member fails to provide such written update within such period, the information as to which such written update relates may be deemed not to have been provided in accordance with this article 7.3.

(p)	If any information submitted pursuant to this article 7.3 by any member shall be inaccurate in any material respect (as determined by the Board or a committee thereof), such information shall be deemed not to have been provided in accordance with this article 7.3. Any member providing notice pursuant to this article 7.3 shall notify the general counsel of the Company in writing at the principal executive offices of the Company of any inaccuracy or change in any information submitted pursuant to this article 7.3 (including if any member or any Member Associated Person no longer intends to solicit proxies from the Company’s members) within two (2) Business Days after becoming aware of such inaccuracy or change, and any such notification shall clearly identify the inaccuracy or change, it being understood that no such notification may cure any deficiencies or inaccuracies with respect to any prior submission by such member. Upon written request of the general counsel of the Company on behalf of the Board (or a duly authorized committee thereof), any such member shall provide, within seven (7) Business Days after delivery of such request (or such other period as may be specified in such request), (A) written verification, reasonably satisfactory to the Board, any committee thereof or any authorized officer of the Company, to demonstrate the accuracy of any information submitted by such member pursuant to this article 7.3 and (B) a written affirmation of any information submitted by such member pursuant to this article 7.3 as of an earlier date. If a member fails to provide such written verification or affirmation within such period, the information as to which written verification or affirmation was requested may be deemed not to have been provided in accordance with this article 7.3.

(q)	Notwithstanding the foregoing provisions of this article 7.3, if the member (or a qualified representative of the member) does not appear at the general meeting of the Company to present a nomination or proposed business, such nomination shall be disregarded and such proposed business must not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Company.

(r)	For purposes of this article 7.3, to be considered a qualified representative of the member, a person must be a duly authorised officer, manager or partner of such member or must be authorised by a writing executed by such member or an electronic transmission delivered by such member to act for such member as proxy at the general meeting and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the general meeting.

(s)	Any member and each of its Member Associated Persons soliciting proxies from other members must use a proxy card color other than white, which color shall be reserved for the exclusive use of the Board.

(t)	The chairperson of the Board shall have the power and duty to determine whether a nomination or any business proposed to be brought before a general meeting was made or proposed in accordance with the procedures set forth in article 7.3 (including whether the member or beneficial owner, if any, on whose behalf the nomination or proposal is made (or is part of a group which solicited) did or did not so solicit, as the case may be, proxies or votes in support of such member’s nominee or proposal in compliance with such member’s representation as required by article 7.3(f)) and, if any proposed nomination or business is not in compliance with article 7.3, to declare that such defective proposal or nomination shall be disregarded.

(u)	Notwithstanding the foregoing provisions of this article 7.3, unless otherwise required by law, if (x) any member or Member Associated Person provides notice pursuant to Rule 14a-19(b) under the Exchange Act with respect to any proposed nominee and (y) such member or Member Associated Person subsequently notifies the Company that it no longer intends to solicit proxies in support of the election or re-election of such proposed nominees in accordance with Rule 14a-19(b) under the Exchange Act or fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) under the Exchange Act (or fails to timely provide reasonable evidence sufficient to satisfy the Company that such member or Member Associated Person has met the requirements of Rule 14a-19(a)(3) under the Exchange Act in accordance with the following sentence) and (2) no other member or Member Associated Person has provided notice pursuant to Rule 14a-19(b) under the Exchange Act with respect to such proposed nominee and has complied with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) under the Exchange Act (or has failed to timely provide reasonable evidence sufficient to satisfy the Company that such member or Member Associated Person has met the requirements of Rule 14a-19(a)(3) under the Exchange Act in accordance with the following sentence), then the nomination of each such proposed nominee shall be disregarded, notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Company (which proxies and votes shall be disregarded). Upon request by the Company, if any member provides notice pursuant to Rule 14a-19(b) under the Exchange Act, such member shall deliver to the Company, no later than five (5) Business Days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) under the Exchange Act.

7.4	Record time for members

(a)	For the purpose of determining whether a person is entitled as a member to receive notice of, attend or vote at a meeting and how many votes such person may cast, the Company may specify in the notice of the meeting a date (the Record Time), not more than sixty (60) days nor less than ten (10) days before the date fixed for the meeting, as the date for the determination of the members entitled to receive notice of, attend or vote at the meeting or to appoint a proxy to do so.

(b)	Changes to the entries in the register of members of the Company after the Record Time shall be disregarded in determining the rights of any person to receive notice of, attend or vote at such meeting.

(c)	The Record Time applies to any adjournment or postponement of the meeting, unless the Company determines a new record time for the adjourned or postponed meeting.

7.5	Admission to general meetings

(a)	The chairperson of a general meeting may take any action he or she considers appropriate for the safety of persons attending the meeting and the orderly conduct of the meeting and may refuse admission to, or require to leave and remain out of, the meeting any person:

(1)	in possession of a pictorial-recording or sound-recording device;

(2)	in possession of a placard or banner;

(3)	in possession of an article considered by the chairperson to be dangerous, offensive or liable to cause disruption;

(4)	who refuses to produce or permit examination of any article, or the contents of any article, in the person’s possession;

(5)	who refuses to comply with a request to turn off a mobile telephone, personal communication device or similar device;

(6)	who behaves or threatens to behave or who the chairperson has reasonable grounds to believe may behave in a dangerous, offensive or disruptive way; or

(7)	who is not entitled to receive notice of the meeting.

The chairperson may delegate the powers conferred by this article to any person he or she thinks fit.

(b)	A person, whether a member or not, requested by the Board or the chairperson to attend a general meeting is entitled to be present and, at the request of the chairperson, to speak at the meeting.

(c)	If the chairperson of a general meeting considers that there is not enough room for the members who wish to attend the meeting, he or she may arrange for any person whom he or she considers cannot be seated in the main meeting room to observe or attend the general meeting in a separate room. Even if the members present in the separate room are not able to participate in the conduct of the meeting, the meeting will nevertheless be treated as validly held in the main room.

(d)	A separate meeting place may be linked to the main place of a general meeting by an instantaneous audio-visual communication device which, by itself or in conjunction with other arrangements:

(1)	gives the member or general body of members in the separate meeting place a reasonable opportunity to participate in proceedings in the main place;

(2)	enables the chairperson to be aware of proceedings in the other place; and

(3)	enables the member or members in the separate meeting place to vote on a poll,

a member present at the separate meeting place is taken to be present at the general meeting and entitled to exercise all rights as if he or she was present at the main place. For the avoidance of doubt, this article 7.5(d) permits the Company, to the extent the Company determines, to treat members to be present at, and allow them to participate in, a general meeting where they participate online or otherwise through the use of an audio-visual communication device, including by giving electronic instructions to the Company.

(e)	If, before or during the meeting, any technical difficulty occurs where one or more of the matters set out in article 7.5(d) is not satisfied, the chairperson may:

(1)	adjourn the meeting until the difficulty is remedied; or

(2)	continue to hold the meeting in the main place (and any other place which is linked under article 7.5(d)) and transact business, and no member may object to the meeting being held or continuing.

(f)	Nothing in this article 7.5 or in article 7.8 is to be taken to limit the powers conferred on the chairperson by law.

7.6	Quorum at general meetings

(a)	No business may be transacted at a general meeting, except the election of a chairperson and the adjournment of the meeting, unless a quorum of members is present when the meeting proceeds to business.

(b)	A quorum is persons holding or representing by proxy, attorney or Representative at least a majority of the voting power of the shares entitled to vote at such meeting.

(c)	If a quorum is not present within thirty (30) minutes after the time appointed for the general meeting:

(1)	where the meeting was called at the request of members, the meeting must be dissolved; or

(2)	in any other case, the meeting stands adjourned to the day, time and place the directors present decide or, if they do not make a decision, to the same day in the next week at the same time and place and if a quorum is not present at the adjourned meeting within thirty (30) minutes after the time appointed for the meeting, the meeting must be dissolved.

7.7	Chairperson of general meetings

(a)	The chairperson of the Board or, in the absence of the chairperson, the deputy chairperson of the Board, the chief executive officer of the Company or any such other person as the chairperson, deputy chairperson or chief executive officer may appoint, is entitled, if present within fifteen (15) minutes after the time appointed for a general meeting and willing to act, to preside as chairperson at the meeting.

(b)	The directors present may choose any officer or director of the Company to preside as chairperson if, at a general meeting, the chairperson, deputy chairperson or chief executive officer is not present within fifteen (15) minutes after the time appointed for the meeting and another person has not otherwise been appointed pursuant to article 7.7(a).

(c)	If the directors do not choose a chairperson under article 7.7(b), the members present must elect as chairperson of the meeting:

(1)	another director who is present and willing to act; or

(2)	if no other director is present and willing to act, a member or officer of the Company who is present and willing to act.

(d)	A chairperson of a general meeting may, for any item of business or discrete part of the meeting, vacate the chair in favour of another person nominated by him or her (Acting Chairperson). Where an instrument of proxy appoints the chairperson as proxy for part of the proceedings for which an Acting Chairperson has been nominated, the instrument of proxy is taken to be in favour of the Acting Chairperson for the relevant part of the proceedings.

(e)	Wherever the term ‘chairperson’ is used in this article 7, it is to be read as a reference to the chairperson of the general meeting, unless the context indicates otherwise.

7.8	Conduct at general meetings

(a)	Subject to the provisions of the Companies Law, the chairperson is responsible for the general conduct of the meeting and for the procedures to be adopted at the meeting.

(b)	The chairperson may, at any time the chairperson considers it necessary or desirable for the efficient and orderly conduct of the meeting:

(1)	impose a limit on the time that a person may speak on each motion or other item of business and terminate debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the members present;

(2)	adopt any procedures for casting or recording votes at the meeting whether on a show of hands or on a poll, including the appointment of scrutineers; and

(3)	decide not to put to the meeting any resolution proposed in the notice convening the meeting (other than a resolution proposed by members in accordance with the Companies Law or required by the Companies Law to be put to the meeting).

(c)	A decision by a chairperson under articles 7.8(a) or 7.8(b) is final.

(d)	Subject to article 7.1(b), whether or not a quorum is present, the chairperson may postpone the meeting before it has started if, at the time and place appointed for the meeting, he or she considers that:

(1)	there is not enough room for the number of members who wish to attend the meeting; or

(2)	a postponement is necessary in light of the behaviour of persons present or for any other reason so that the business of the meeting can be properly carried out.

(e)	A postponement under article 7.8(d) will be to another time, which may be on the same day as the meeting, and may be to another place (and the new time and place will be taken to be the time and place for the meeting as if specified in the notice that called the meeting originally).

(f)	Subject to article 7.1(b), the chairperson may at any time during the course of the meeting:

(1)	adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting; and

(2)	for the purpose of allowing any poll to be taken or determined, suspend the proceedings of the meeting for such period or periods as he or she decides without effecting an adjournment. No business may be transacted and no discussion may take place during any suspension of proceedings unless the chairperson otherwise allows.

(g)	The chairperson’s rights under articles 7.8(d) and 7.8(f) are exclusive and, unless the chairperson requires otherwise, no vote may be taken or demanded by the members present concerning any postponement, adjournment or suspension of proceedings.

(h)	Only unfinished business may be transacted at a meeting resumed after an adjournment.

(i)	Where a meeting is postponed or adjourned under this article 7.8, notice of the postponed or adjourned meeting must be given by public announcement, but need not be given to any other person.

(j)	Where a meeting is postponed or adjourned, the Board may, by public announcement, postpone, cancel or change the place of the postponed or adjourned meeting.

7.9	Decisions at general meetings

(a)	Except where a special resolution or another percentage is required, questions arising at a general meeting must be decided by a majority of votes cast by the members present at the meeting. A decision made in this way is for all purposes, a decision of the members.

(b)	If the votes are equal on a proposed resolution, the chairperson of the meeting has a casting vote, in addition to any deliberative vote.

(c)	Each matter submitted to a general meeting is to be decided on a poll.

(d)	A poll at a general meeting must be taken in the way and at the time the chairperson directs. The result of the poll as declared by the chairperson is the resolution of the meeting at which the poll was demanded.

7.10	Voting rights

(a)	Subject to these articles and the Companies Law and to any rights or restrictions attached to any shares or class of shares, at a general meeting, every member present has one vote for each share held as at the Record Time by the member entitling the member to vote, except for partly paid shares, each of which confers only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable (excluding amounts credited) on the share. An amount paid in advance of a call is disregarded for this purpose.

(b)	A joint holder may vote at a meeting either personally or by proxy, attorney or Representative as if that person was the sole holder. If more than one joint holder tenders a vote in respect of the relevant shares, the vote of the holder named first in the register who tenders a vote, whether in person or by proxy, attorney or Representative, must be accepted to the exclusion of the votes of the other joint holders.

(c)	The parent or guardian of an infant member may vote at any general meeting on such evidence being produced of the relationship or of the appointment of the guardian as the Board may require and any vote so tendered by a parent or guardian of an infant member must be accepted to the exclusion of the vote of the infant member.

(d)	A person entitled to a share because of a Transmission Event may vote at a general meeting in respect of that share in the same way as if that person were the registered holder of the share if, at least forty-eight (48) hours before the meeting (or such shorter time as the Board determines), the Board:

(1)	admitted that person’s right to vote at that meeting in respect of the share; or

(2)	was satisfied of that person’s right to be registered as the holder of, or to transfer, the share.

Any vote duly tendered by that person must be accepted and the vote of the registered holder of those shares must not be counted.

(e)	Where a member holds a share on which a call or other amount payable to the Company has not been duly paid:

(1)	that member is only entitled to be present at a general meeting and vote if that member holds, as at the Record Time, other shares on which no money is then due and payable; and

(2)	on a poll, that member is not entitled to vote in respect of that share but may vote in respect of any shares that member holds, as at the Record Time, on which no money is then due and payable.

(f)	A member is not entitled to vote any particular shares on a resolution if, under the Companies Law or the Listing Rules:

(1)	the member must not vote or must abstain from voting those particular shares on the resolution; or

(2)	a vote of those particular shares on the resolution by the member must be disregarded for any purposes.

If the member or a person acting as proxy, attorney or Representative of the member does tender a vote of those particular shares on that resolution, that vote must not be counted.

(g)	An objection to the validity of a vote tendered at a general meeting must be:

(1)	raised before or immediately after the result of the vote is declared; and

(2)	referred to the chairperson, whose decision is final.

(h)	A vote tendered, but not disallowed by the chairperson under article 7.10(g), is valid for all purposes, even if it would not otherwise have been valid.

(i)	The chairperson may decide any difficulty or dispute which arises as to the number of votes that may be cast by or on behalf of any member and the decision of the chairperson is final.

7.11	Representation at general meetings

(a)	Subject to these articles, each member entitled to vote at a general meeting may vote:

(1)	in person or, where a member is a body corporate, by its Representative;

(2)	by proxy; or

(3)	by attorney.

A member may appoint more than one proxy or attorney to attend and vote at a specific meeting, provided that each appointment relates to a different share or shares held by that member.

(b)	A proxy, attorney or Representative may, but need not, be a member of the Company.

(c)	An instrument appointing a proxy is valid if it is in accordance with the Companies Law or in any form approved by the Board.

(d)	A vote given in accordance with an instrument appointing a proxy or attorney is valid despite the transfer of the share in respect of which the instrument was given if the transfer is not registered by the time at which the instrument appointing the proxy or attorney is required to be received under article 7.11(h).

(e)	Unless otherwise provided in the appointment of a proxy, attorney or Representative, an appointment will be taken to confer authority:

(1)	even though the appointment may refer to specific resolutions and may direct the proxy, attorney or Representative how to vote on those resolutions, to do any of the acts specified in article 7.11(f); and

(2)	even though the appointment may refer to a specific meeting to be held at a specified time or venue, where the meeting is rescheduled, adjourned or postponed to another time or changed to another venue, to attend and vote at the rescheduled, adjourned or postponed meeting or at the new venue.

(f)	The acts referred to in article 7.11(e)(1) are:

(1)	to vote on any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion;

(2)	to vote on any motion before the general meeting, whether or not the motion is referred to in the appointment; and

(3)	to act generally at the meeting (including to speak, demand a poll, join in demanding a poll and to move motions).

(g)	A proxy form issued by the Company must allow for the insertion of the name of the person to be primarily appointed as proxy and may provide that, in circumstances and on conditions specified in the form that are not inconsistent with these articles, the chairperson of the relevant meeting (or another person specified in the form) is appointed as proxy.

(h)	A proxy or attorney may not vote at a general meeting or adjourned or postponed meeting or on a poll unless the instrument appointing the proxy or attorney, and the authority under which the instrument is signed or a certified copy of the authority, are received by the Company:

(1)	at least forty-eight (48) hours, or such lesser time as specified by the Board in the notice of meeting, (or in the case of an adjournment or postponement of a meeting, any lesser time that the Board or the chairperson of the meeting decides) before the time for holding the meeting or adjourned or postponed meeting or taking the poll, as applicable; or

(2)	where article 7.11(i)(2) applies, such shorter period before the time for holding the meeting or adjourned or postponed meeting or taking the poll, as applicable, as the Company determines in its discretion.

A document is received by the Company under this article 7.11(h) when it is received in accordance with the Companies Law, and to the extent permitted by the Companies Law, if the document is produced or the transmission of the document is otherwise verified to the Company in the way specified in the notice of meeting.

In calculating time periods under this article, the Board may specify, in any case, that no account shall be taken of any part of a day that is not a working day.

(i)	Where the Company receives an instrument appointing a proxy or attorney in accordance with this article 7.11 and within the time period specified in article 7.11(h)(1), the Company is entitled to:

(1)	clarify with the appointing member any instruction in relation to that instrument by written or verbal communication and make any amendments to the instrument required to reflect any clarification; and

(2)	where the Company considers that the instrument has not been duly executed, return the instrument to the appointing member and request that the member duly execute the instrument and return it to the Company within the period determined by the Company under article 7.11(h)(2) and notified to the member.

(j)	The member is taken to have appointed the Company as its attorney for the purpose of any amendments made to an instrument appointing a proxy in accordance with article 7.11(i)(1). An instrument appointing a proxy or attorney which is received by the Company in accordance with article 7.11(i)(2) is taken to have been validly received by the Company.

(k)	The appointment of a proxy or attorney is not revoked by the appointor attending and taking part in the general meeting, but if the appointor votes on a resolution, the proxy or attorney is not entitled to vote, and must not vote, as the appointor’s proxy or attorney on the resolution.

(l)	Unless written notice of the matter has been received at the Company’s registered office (or at another place specified for lodging an appointment of a proxy, attorney or Representative for the meeting) within the time period specified under articles 7.11(i) or 7.11(h) (as applicable), a vote cast by a proxy, attorney or Representative is valid even if, before the vote is cast:

(1)	a Transmission Event occurs to the member; or

(2)	the member revokes the appointment of the proxy, attorney or Representative or revokes the authority under which a third party appointed the proxy, attorney or Representative.

(m)	The chairperson may require a person acting as a proxy, attorney or Representative to establish to the chairperson’s satisfaction that the person is the person duly appointed to act. If the person fails to satisfy the requirement, the chairperson may:

(1)	exclude the person from attending or voting at the meeting; or

(2)	permit the person to exercise the powers of a proxy, attorney or Representative on the condition that, if required by the Company, such person produce evidence of the appointment within the time set by the chairperson.

(n)	The chairperson may delegate his or her powers under article 7.11(m) to any person.

7.12	DTC System Voting Arrangements

(a)	Subject to the Companies Law, for the purpose of facilitating the giving of voting instructions for any general meeting by any person who holds, or holds interests in, beneficial interests in shares that are held and traded in the DTC System:

(1)	each DTC Proxy may appoint (whether by way of instrument of proxy, power of attorney, mandate or otherwise) more than one person as its proxy in respect of the same general meeting or resolution provided that the instrument of appointment shall specify the number of shares in respect of which the proxy is appointed and only one proxy may attend the general meeting and vote in respect of any one share;

(2)	each DTC Proxy may appoint (by power of attorney, mandate or otherwise) an agent (including, without limitation, a proxy solicitation agent or similar person) for the purposes of obtaining voting instructions and submitting them to the Company on behalf of that DTC Proxy, whether in hard copy form or electronic form;

(3)	each instrument of appointment made by a DTC Proxy or its agent shall, unless the Company is notified to the contrary in writing at least three hours before the start of the meeting (or adjourned meeting), be deemed to confer on the relevant proxy or agent the power and authority to appoint one or more sub proxies or sub agents or otherwise sub delegate any or all of its powers to any person;

(4)	the Board may accept any instrument of appointment made by a DTC Proxy or its agent as sufficient evidence of the authority of that DTC Proxy or agent or require evidence of the authority under which any such appointment has been made; and

(5)	the Board may, to give effect to the intent of this article 7.12:

(A)	make such arrangements, either generally or in any particular case, as it thinks fit (including, without limitation, making or facilitating arrangements for the submission to the Company of voting instructions on behalf of DTC Proxies, whether in hard copy form or electronic form);

(B)	make such regulations, either generally or in any particular case, as it thinks fit, whether in addition to, or in substitution for, any other provision of these articles; and

(C)	do such other acts and things as it considers necessary or desirable (including, without limitation, approving the form of any instrument of appointment of proxy or agent, whether in hard copy form or electronic form).

(b)	If any question arises at or in relation to a general meeting as to whether any person has been validly appointed as a proxy or agent by a DTC Proxy or its agent to vote (or exercise any other right) in respect of any shares:

(1)	if the question arises at a general meeting, the question will be determined by the chairperson of the meeting in his or her sole discretion; or

(2)	if the question arises otherwise than at a general meeting, the question will be determined by the Board in its sole discretion.

The decision of the chairperson of the meeting or the Board (as applicable), which may include declining to recognise a particular appointment as valid, will, if made in good faith, be final and binding on all persons interested.

7.13	No member action by written resolution

Any action required or permitted to be taken by members or any class of them must be effected at a general meeting of the Company or of the class in question and may not be effected by any consent or resolution in writing of the members.

8	Directors

8.1	Appointment and retirement of directors

(a)	The maximum number of directors is to be determined by the Board, but may not be more than fifteen (15). The Board may not determine a maximum which is less than the number of directors in office at the time the determination takes effect.

(b)	The Board may appoint any eligible person to be a director, either as an addition to the existing directors or to fill a casual vacancy, but so that the total number of directors does not exceed the maximum number fixed under these articles.

(c)	The Board or a committee of the Board shall not nominate for election or re-election as director any candidate who has not agreed to tender, promptly following the meeting at which he or she is elected as director, an irrevocable resignation that will be effective upon (i) the failure to receive the required number of votes for re-election at the next annual meeting of members at which he or she faces re-election, and (ii) acceptance of such resignation by the Board.

(d)	Each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting of the members called for the purpose of the election of directors at which a quorum is present, provided that if as of a date that is fourteen (14) days in advance of the date the Company files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote in the election of directors generally. For purposes of this article 8.1(d), a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes “withheld” with respect to that director.

(e)	If an incumbent director nominee fails to receive the required number of votes for re-election, within ninety (90) days after certification of the election results, the Nominating and Corporate Governance Committee of the Board will recommend to the Board whether to accept or reject the resignation or whether other action should be taken and the Board will act on the Nominating and Corporate Governance Committee’s recommendation.

(f)	A director appointed by the Board under article 8.1(b) holds office until the conclusion of the next annual general meeting following his or her appointment.

(g)	Subject to the rights of the holders of any outstanding class or series of preferred shares, each director shall be elected at each annual general meeting and shall hold office until the next succeeding annual general meeting and until his or her successor shall be elected and shall qualify, but subject to prior death, resignation, disqualification or removal from office.

(h)	Where the number of persons validly proposed for election or re-election as a director is greater than the number of directors to be elected, the persons receiving the most votes (up to the number of directors to be elected) shall be elected as directors and an absolute majority of votes cast shall not be a pre-requisite to the election of such directors.

(i)	The retirement of a director from office under these articles and the re-election of a director or the election of another person to that office (as the case may be) takes effect at the conclusion of the meeting at which the retirement and re-election or election occur.

(j)	Subject to the rights of the holders of any outstanding class or series of preferred shares, any vacancy on the Board, including a vacancy resulting from an increase in the number of directors, shall only be filled by the affirmative vote of a majority of the Board then in office, even though fewer than a quorum, or by a sole remaining director.

8.2	Vacating office

In addition to the circumstances prescribed by the Companies Law and these articles, the office of a director becomes vacant if the director:

(a)	becomes prohibited or disqualified by applicable law from acting as a director of the Company;

(b)	resigns by written notice to the Company; or

(c)	is removed from office under article 8.3.

8.3	Removal from office

A director may be removed from office by ordinary resolution of the Company in a general meeting for cause, including, but not limited to:

(a)	the director’s conviction (with a plea of nolo contendere deemed to be a conviction) of a serious felony involving moral turpitude or a violation of U.S. federal or state securities law, but excluding a conviction based entirely on vicarious liability; or

(b)	the director’s commission of any material act of dishonesty (such as embezzlement) resulting or intended to result in material personal gain or enrichment of the director at the expense of the Company or any subsidiary and which act, if made the subject to criminal charges, would be reasonably likely to be charged as a felony, and for these purposes nolo contendere, felony and moral turpitude has the meaning given to them by the laws of the United States of America or any relevant state thereof and shall include equivalent acts in any other jurisdiction.

8.4	Remuneration

(a)	Each director may be paid such remuneration out of the funds of the Company as the Board determines for his or her services as a director, including fees and reimbursement of expenses.

(b)	Remuneration under article 8.4(a) may be provided in such manner that the Board decides, including by way of non-cash benefit, such as a contribution to a superannuation fund.

(c)	Any director who performs extra services, makes any special exertions for the benefit of the Company or who otherwise performs services which, in the opinion of the Board, are outside the scope of the ordinary duties of a non- executive director, may be remunerated for the services (as determined by the Board) out of the funds of the Company.

8.5	Director need not be a member

(a)	Unless the Board determines otherwise from time to time in its discretion, a director is not required to hold any shares in the Company to qualify for appointment.

(b)	A director is entitled to attend and speak at general meetings and at meetings of the holders of a class of shares, even if he or she is not a member or a holder of shares in the relevant class.

8.6	Directors may contract with the Company and hold other offices

(a)	The Board may make regulations requiring the disclosure of interests that a director, and any person deemed by the Board to be related to or associated with the director, may have in any matter concerning the Company or a related body corporate. Any regulations made under these articles bind all directors.

(b)	No act, transaction, agreement, instrument, resolution or other thing is invalid or voidable only because a person fails to comply with any regulation made under article 8.6(a).

(c)	A director is not disqualified from contracting or entering into an arrangement with the Company as vendor, purchaser or in another capacity, merely because the director holds office as a director or because of the fiduciary obligations arising from that office.

(d)	A contract or arrangement entered into by or on behalf of the Company in which a director is in any way interested is not invalid or voidable merely because the director holds office as a director or because of the fiduciary obligations arising from that office.

(e)	A director who is interested in any arrangement involving the Company is not liable to account to the Company for any profit realised under the arrangement merely because the director holds office as a director or because of the fiduciary obligations arising from that office.

(f)	A director may hold any other office or position (except auditor) in the Company or any related body corporate in conjunction with his or her directorship and may be appointed to that office or position on terms (including remuneration and tenure) the Board decides.

(g)	A director may be or become a director or other officer of, or interested in, any related body corporate or any other body corporate promoted by or associated with the Company, or in which the Company may be interested as a vendor, and need not account to the Company for any remuneration or other benefits the director receives as a director or officer of, or from having an interest in, that body corporate.

(h)	A director who has an interest in a matter that is being considered at a meeting of the Board may, despite that interest, be present and be counted in a quorum at the meeting, unless that is prohibited by the Companies Law, but may not vote on the matter if such interest is one which to a material extent conflicts or may conflict with the interests of the Company and of which the director is aware, and in respect of any such matter the decision of the chairperson of the meeting shall be final. No act, transaction, agreement, instrument, resolution or other thing is invalid or voidable only because a director fails to comply with this prohibition.

(i)	The Board may exercise the voting rights given by shares in any corporation held or owned by the Company in any way the Board decides. This includes voting for any resolution appointing a director as a director or other officer of that corporation or voting for the payment of remuneration to the directors or other officers of that corporation.

(j)	A director who is interested in any contract or arrangement may, despite that interest, participate in the execution of any document by or on behalf of the Company evidencing or otherwise connected with that contract or arrangement.

8.7	Powers and duties of directors

(a)	The business and affairs of the Company are to be managed by or under the direction of the Board, which (in addition to the powers and authorities conferred on it by these articles) may exercise all powers and do all things that are:

(1)	within the power of the Company; and

(2)	are not by these articles or by law directed or required to be done by the Company in a general meeting.

(b)	The Board may exercise all the powers of the Company:

(1)	to borrow or raise money in any other way;

(2)	to charge any of the Company’s property or business or any of its uncalled capital; and

(3)	to issue debentures or give any security for a debt, liability or obligation of the Company or of any other person.

(c)	Debentures or other securities may be issued on the terms and at prices decided by the Board, including bearing interest or not, with rights to subscribe for, or exchange into, shares or other securities in the Company or a related body corporate or with special privileges as to redemption, participating in share issues, attending and voting at general meetings and appointing directors.

(d)	The Board may decide how cheques, promissory notes, banker’s drafts, bills of exchange or other negotiable instruments must be signed, drawn, accepted, endorsed or otherwise executed, as applicable, by or on behalf of the Company.

(e)	The Board may:

(1)	appoint or employ any person as an officer, agent or attorney of the Company for the purposes, with the powers, discretions and duties (including those vested in or exercisable by the Board), for any period and on any other conditions they decide;

(2)	authorise an officer, agent or attorney to delegate any of the powers, discretions and duties vested in the officer, agent or attorney; and

(3)	remove or dismiss any officer, agent or attorney of the Company at any time, with or without cause.

(f)	A power of attorney may contain any provisions for the protection and convenience of the attorney or persons dealing with the attorney that the Board decides.

(g)	Nothing in this article 8.7 limits the general nature of article 8.7(a).

8.8	Delegation by the Board

(a)	The Board may delegate any of its powers to one director, a committee of the Board, or any person or persons.

(b)	A director, committee of the Board, or person to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Board.

(c)	The acceptance of a delegation of powers by a director may, if the Board so resolves, be treated as an extra service or special exertion performed by the delegate for the purposes of article 8.4(e).

(d)	The provisions of these articles applying to meetings and resolutions of the Board apply, so far as they can and with any necessary changes, to meetings and resolutions of a committee of the Board, except to the extent they are contrary to any direction given under article 8.8(b).

8.9	Proceedings of directors

(a)	The directors may meet together to attend to business and adjourn and otherwise regulate their meetings as they decide.

(b)	The contemporaneous linking together by telephone or other electronic means of a sufficient number of directors to constitute a quorum, constitutes a meeting of the Board. All the provisions in these articles relating to meetings of the Board apply, as far as they can and with any necessary changes, to meetings of the Board by telephone or other electronic means.

(c)	A meeting by telephone or other electronic means is to be taken to be held at the place where the chairperson of the meeting is or at such other place the chairperson of the meeting decides, as long as at least one of the directors involved was at that place for the duration of the meeting.

(d)	A director taking part in a meeting by telephone or other electronic means is to be taken to be present in person at the meeting and all directors participating in the meeting will (unless there is a specific statement otherwise) be taken to have consented to the holding of the meeting by the relevant electronic means.

(e)	If, before or during the meeting, any technical difficulty occurs where one or more directors cease to participate, the chairperson may adjourn the meeting until the difficulty is remedied or may, where a quorum of directors remains present, continue with the meeting.

8.10	Calling meetings of the Board

(a)	The chairperson of the Board, the chief executive officer of the Company or a majority of the Board may call a meeting of the Board.

(b)	A secretary must, if requested by the chairperson of the Board, the chief executive officer of the Company or a majority of the Board, call a meeting of the Board.

8.11	Notice of meetings of the Board

(a)	Notice of a meeting of the Board must be given to each person who is, at the time the notice is given, a director, except a director on leave of absence approved by the Board.

(b)	A notice of a meeting of the Board:

(1)	must specify the time and place of the meeting;

(2)	need not state the nature of the business to be transacted at the meeting;

(3)	may, if necessary, be given immediately before the meeting; and

(4)	may be given in person or by post or by telephone, fax or other electronic means, or in any other way consented to by the directors from time to time.

(c)	A director may waive notice of a meeting of the Board by giving notice to that effect in person or by post or by telephone, fax or other electronic means.

(d)	Failure to give a director notice of a meeting of the Board does not invalidate anything done or any resolution passed at the meeting if:

(1)	the failure occurred by accident or inadvertent error; or

(2)	the director attended the meeting or waived notice of the meeting (whether before or after the meeting).

(e)	A person who attends a meeting of the Board waives any objection that person may have to a failure to give notice of the meeting.

8.12	Quorum at meetings of the Board

(a)	No business may be transacted at a meeting of the Board unless a quorum of directors is present at the time the business is dealt with.

(b)	Unless the Board decides differently, a majority of the total number of directors in office constitutes a quorum.

(c)	If there is a vacancy in the office of a director, the remaining directors may act. But, if their number is not sufficient to constitute a quorum, they may act only in an emergency or to increase the number of directors to a number sufficient to constitute a quorum or to call a general meeting of the Company.

8.13	Chairperson and deputy chairperson of the Board

(a)	The Board must elect a director to the office of chairperson of the Board and may elect one or more directors to the office of deputy chairperson of the Board. The Board may decide the period for which those offices will be held.

(b)	Meetings of the Board shall be presided over by the chairperson of the Board or, in his or her absence, by the director who is designated by the chairperson of the Board prior to the applicable meeting, if any, or, in his or her absence, by the deputy chairperson of the Board, if any, or, in his or her absence, by a chairperson chosen at the meeting. The general counsel of the Company shall act as secretary of the meeting, but in his or her absence, the chair of the meeting may appoint any person to act as secretary of the meeting.

8.14	Decisions of the Board

(a)	The Board, at a meeting at which a quorum is present, may exercise any authorities, powers and discretions vested in or exercisable by the Board under these articles.

(b)	Questions arising at a meeting of the Board must be decided by a majority of votes cast by the directors present and entitled to vote on the matter.

8.15	Written resolutions

(a)	A resolution in writing signed by all directors or a resolution in writing of which notice has been given to all directors and which is signed by all directors entitled to vote on the resolution is a valid resolution of the Board. The resolution is taken to have been passed by a meeting of the Board when the last director signs or consents to the resolution unless provided otherwise in such written resolution.

(b)	A director may consent to a resolution by:

(1)	signing the document containing the resolution (or a copy of that document); or

(2)	giving to the Company a written notice (including by fax to its registered office or other electronic means) addressed to the general counsel or to the chairperson of the Board signifying assent to the resolution and either setting out its terms or otherwise clearly identifying them.

8.16	Validity of acts

An act done by a meeting of the Board, a committee of the Board or a person acting as a director is not invalidated by:

(a)	a defect in the appointment of a person as a director or a member of a committee; or

(b)	a person so appointed being disqualified or not being entitled to vote,

if that circumstance was not known by the Board, committee or person when the act was done.

9	Business combinations with interested members

9.1	Business combinations with interested members

(a)	Notwithstanding any other provisions of these articles, the Company must not engage in any business combination with any interested member for a period of three (3) years following the time that such member became an interested member, unless:

(1)	prior to such time the Board approved either the business combination or the transaction which resulted in the member becoming an interested member;

(2)	upon consummation of the transaction which resulted in the member becoming an interested member, the interested member owned at least 85% of the voting shares of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting shares outstanding (but not the outstanding voting shares owned by the interested member) those shares owned:

(A)	by persons who are directors and also officers; and

(B)	employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender, exchange or takeover offer; or

(3)	at or subsequent to such time the business combination is approved by the Board and authorised at a general meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting shares which is not owned by the interested member.

(b)	The restrictions contained in article 9.1(a) shall not apply if:

(1)	the Company does not have a class of voting shares that is either:

(A)	listed on a stock exchange; or

(B)	held of record by more than 2,000 members, unless any of the foregoing results from action taken, directly or indirectly, by an interested member or from a transaction in which a person becomes an interested member;

(2)	a member becomes an interested member inadvertently and:

(A)	as soon as practicable divests itself of ownership of sufficient shares so that the member ceases to be an interested member; and

(B)	would not, at any time within the three (3)-year period immediately prior to a business combination between the Company and such member, have been an interested member but for the inadvertent acquisition of ownership; or

(3)	the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which:

(A)	constitutes one of the transactions described in article 9.1(c);

(B)	is with or by a person who either was not an interested member during the previous three (3) years or who became an interested member with the approval of the Board or during the period described in article 9.1(b)(1); and

(C)	is approved or not opposed by a majority of the members of the Board then in office (but not less than one (1)) who were directors prior to any person becoming an interested member during the previous three (3) years or were recommended for election or elected to succeed such directors by a majority of such directors.

(4)	the business combination is with an interested member who became an interested member at a time when the restrictions contained in this article 9.1 did not apply by reason of article 9.1(b)(1).

(c)	The proposed transactions referred to in article 9.1(b)(3)(A) are limited to:

(1)	a merger or consolidation of the Company (except for a merger in respect of which no vote of the members of the Company is required);

(2)	a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any direct or indirect wholly-owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Company; or

(3)	a proposed tender, exchange or takeover offer for 50% or more of the outstanding voting shares of the Company.

(d)	The Company shall give not less than twenty (20) days’ notice to all interested members prior to the consummation of any of the transactions described in article 9.1(c)(1) or 9.1(c)(2).

(e)	As used in this article 9.1, the term:

(1)	Associate, when used to indicate a relationship with any person, means:

(A)	any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting shares;

(B)	any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and

(C)	any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person;

(2)	Business combination, when used in reference to the Company and any interested member of the Company, means:

(A)	any merger or consolidation of the Company (including by way of compromise, arrangement, reconstruction, amalgamation or takeover) or any direct or indirect majority- owned subsidiary of the Company with (A) the interested member, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested member and as a result of such merger or consolidation article 9.1(a) is not applicable to the surviving entity;

(B)	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a member of the Company, to or with the interested member, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Company;

(C)	any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority-owned subsidiary of the Company of any shares of the Company or of such subsidiary to the interested member, except:

(i)	pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company or any such subsidiary which securities were outstanding prior to the time that the interested member became such;

(ii)	pursuant to a merger of the Company with or into a single direct or indirect wholly-owned subsidiary of the Company;

(iii)	pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company or any such subsidiary which security is distributed, pro rata to all holders of a class or series of shares of the Company subsequent to the time the interested member became such;

(iv)	pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares; or

(v)	any issuance or transfer of shares by the Company;

provided however, that in no case under items (iii)-(v) of this clause (C) of this article 9.1(e)(2) shall there be an increase in the interested member's proportionate share of the shares of any class or series of the Company or of the voting shares of the Company;

(D)	any transaction involving the Company or any direct or indirect majority-owned subsidiary of the Company which has the effect, directly or indirectly, of increasing the proportionate share of the shares of any class or series, or securities convertible into the shares of any class or series, of the Company or of any such subsidiary which is owned by the interested member, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the interested member; or

(E)	any receipt by the interested member of the benefit, directly or indirectly (except proportionately as a member of the Company), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in clauses (A)-(D) of this article 9.1(e)(2)) provided by or through the Company or any direct or indirect majority- owned subsidiary;

(3)	Interested member means any person (other than the Company and any direct or indirect majority-owned subsidiary of the Company) that:

(A)	is the owner of 15% or more of the outstanding voting shares of the Company; or

(B)	is an affiliate or associate of the Company and was the owner of 15% or more of the outstanding voting shares of the Company at any time within the three (3)-year period immediately prior to the date on which it is sought to be determined whether such person is an interested member, and the affiliates and associates of such person;

provided, however, that the term interested member shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Company; provided, that such person shall be an interested member if thereafter such person acquires additional voting shares of the Company, except as a result of further corporate action not caused, directly or indirectly, by such person.

For the purpose of determining whether a person is an interested member, the voting shares of the Company deemed to be outstanding shall include shares deemed to be owned by the person through application of clause (4) of this article 9.1(e), but shall not include any other unissued shares of the Company which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise;

(4)	Owner, including the terms own and owned, when used with respect to any shares, means a person that individually or with or through any of its affiliates or associates:

(A)	beneficially owns such shares, directly or indirectly; or

(B)	has (i) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender, exchange or takeover offer made by such person or any of such person's affiliates or associates until such tendered shares are accepted for purchase or exchange; or (ii) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person's right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(C)	has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in clause (B) of this article 9.1(e)(4)), or disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

10	Officers

10.1	Executive directors

(a)	The Board may appoint one or more of the directors to be an officer. For the avoidance of doubt, an officer need not be a director.

(b)	A director who is an officer may be referred to by any title the Board decides on.

10.2	Provisions applicable to all officers

(a)	The officers of the Company shall be a chief executive officer, one or more vice presidents, a secretary, a treasurer, and a controller, all of whom shall be elected by the Board. The Board or the chief executive officer of the Company may appoint such other officers, including one or more assistant secretaries, assistant treasurers and assistant controllers as either of them shall deem necessary, who shall have such authority and perform such duties as may be prescribed in such appointment.

(b)	The appointment of an officer may be for the period, at the remuneration and on the conditions the Board decides.

(c)	The Board may:

(1)	delegate to or give an officer any powers, discretions and duties it decides;

(2)	withdraw, suspend or vary any of the powers, discretions and duties given to an officer; and

(3)	authorise the officer to delegate any of the powers, discretions and duties given to the officer.

(d)	Unless the Board decides otherwise, the office of a director who is employed by the Company or by a subsidiary of the Company automatically becomes vacant if the director ceases to be so employed.

(e)	An act done by a person acting as an officer is not invalidated by:

(1)	a defect in the person’s appointment as an officer;

(2)	the person being disqualified to be an officer; or

(3)	the person having vacated office,

if the person did not know that circumstance when the act was done.

11	Indemnity and insurance

11.1	Persons to whom articles 11.2 and 11.4 apply

Rules 11.2 and 11.4 apply:

(a)	to each person who is or has been a director or officer (within the meaning of article 10.2(a)) of the Company; and

(b)	to such other officers or former officers of the Company or of its related bodies corporate as the Board in each case determines;

(each an Officer for the purposes of this article 11).

11.2	Indemnity

The Company must indemnify each Officer on a full indemnity basis and to the full extent permitted by law against all losses, liabilities, costs, charges and expenses (Liabilities) incurred by the Officer as a present or former director or officer of the Company or of a related body corporate.

11.3	Extent of indemnity

The indemnity in article 11.2:

(a)	is enforceable without the Officer having to first incur any expense or make any payment;

(b)	is a continuing obligation and is enforceable by the Officer even though the Officer may have ceased to be a director or officer of the Company or its related bodies corporate; and

(c)	applies to Liabilities incurred both before and after the adoption of these articles.

11.4	Insurance

The Company may, to the full extent permitted by law:

(a)	purchase and maintain insurance; and/or

(b)	pay or agree to pay a premium for insurance,

for each Officer against any Liability incurred by the Officer as a present or former director or officer of the Company or of a related body corporate including, but not limited to, a liability for negligence or for reasonable costs and expenses incurred in defending or responding to proceedings, whether civil or criminal and whatever their outcome.

11.5	Savings

Nothing in article 11.2 or 11.4:

(a)	affects any other right or remedy that a person to whom those articles apply may have in respect of any Liability referred to in those articles;

(b)	limits the capacity of the Company to indemnify or provide or pay for insurance for any person to whom those articles do not apply; or

(c)	limits or diminishes the terms of any indemnity conferred or agreement to indemnify entered into prior to the adoption of these articles.

11.6	Deed

The Company may enter into a deed with any Officer to give effect to the rights conferred by this article 11 or the exercise of a discretion under this article 11 on such terms as the Board thinks fit which are not inconsistent with this article 11.

12	Winding up

12.1	Distributing surplus

Subject to these articles and the rights or restrictions attached to any shares or class of shares:

(a)	if the Company is wound up and the property of the Company available for distribution among the members is more than sufficient to pay:

(1)	all the debts and liabilities of the Company; and

(2)	the costs, charges and expenses of the winding up,

the excess must be divided among the members in proportion to the number of shares held by them, irrespective of the amounts paid or credited as paid on the shares;

(b)	for the purpose of calculating the excess referred to in article 12.1(a), any amount unpaid on a share is to be treated as property of the Company;

(c)	the amount of the excess that would otherwise be distributed to the holder of a partly paid share under article 12.1(a) must be reduced by the amount unpaid on that share at the date of the distribution; and

(d)	if the effect of the reduction under article 12.1(c) would be to reduce the distribution to the holder of a partly paid share to a negative amount, the holder must contribute that amount to the Company.

12.2	Dividing property

(a)	If the Company is wound up, the liquidator or the directors, as the case may be, may, subject to these articles and any other sanction required by the Companies Law, do either or both of the following:

(1)	divide in specie among the members the whole or any part of the assets of the Company and, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(2)	vest the whole or any part of the assets in trustees for the benefit of members and those liable to contribute to the winding up.

(b)	No member shall be compelled to accept any assets if an obligation attaches to them.

(c)	If any of the property to be divided under article 12.2(a) includes securities with a liability to calls, any person entitled under the division to any of the securities may, within ten (10) days after the passing of the special resolution referred to in article 12.2(a), by written notice direct the liquidator to sell the person’s proportion of the securities and account for the net proceeds. The liquidator must, if practicable, act accordingly.

(d)	Nothing in this article 12.2 takes away from or affects any right to exercise any statutory or other power which would have existed if this article were omitted.

(e)	Article 4.3 applies, so far as it can and with any necessary changes, to a division by a liquidator under article 12.2(a) as if references in article 4.3 to:

(1)	the Board were references to the liquidator; and

(2)	a distribution or capitalisation were references to the division under article 12.2(a).

13	Inspection of and access to records

(a)	A person who is not a director does not have the right to inspect any of the Board papers, books, records or documents of the Company, except as provided by law, or these articles, or as authorised by the Board.

(b)	The Company may enter into contracts with its directors or former directors agreeing to provide continuing access for a specified period after the director ceases to be a director to Board papers, books, records and documents of the Company which relate to the period during which the director or former director was a director on such terms and conditions as the Board thinks fit and which are not inconsistent with this article 13.

(c)	The Company may procure that its subsidiaries provide similar access to Board papers, books, records or documents as that set out in articles 13(a) and 13(b).

(d)	This article 13 does not limit any right the directors or former directors otherwise have.

14	Seals

14.1	Manner of execution

Without limiting the ways in which the Company can execute documents under the Companies Law and subject to these articles, the Company may execute a document if the document is signed by any director(s) and/or person(s) authorised by the Board for that purpose (which authorisation may be granted retrospectively).

14.2	Common seal

The Company may have a common seal. If the Company has a common seal, articles 14.3 to 14.7 apply.

14.3	Safe custody of Seal

The Board must provide for the safe custody of the Seal.

14.4	Using the Seal

Subject to article 14.7 and unless a different procedure is decided by the Board, if the Company has a common seal any document to which it is affixed must be signed by any director(s) and/or person(s) authorised by the Board for that purpose.

14.5	Seal register

(a)	The Company may keep a Seal register and, on affixing the Seal to any document (other than a certificate for securities of the Company) may enter in the register particulars of the document, including a short description of the document.

(b)	The register, or any details from it that the Board requires, may be produced at meetings of the Board for noting the use of the Seal since the previous meeting of the Board.

(c)	Failure to comply with articles 14.5(a) or 14.5(b) does not invalidate any document to which the Seal is properly affixed.

14.6	Duplicate seals and certificate seals

(a)	The Company may have one or more duplicate seals for use in place of its common seal outside the state or territory where its common seal is kept. Each duplicate seal must be a facsimile of the common seal of the Company with the addition on its face of the words ‘duplicate seal’ and the name of the place where it is to be used.

(b)	A document sealed with a duplicate seal, or a certificate seal as provided in article 14.7, is to be taken to have been sealed with the common seal of the Company.

14.7	Sealing and signing certificates

Unless otherwise provided by the Board either generally or in a particular case, the Seal and the signature of any director, secretary or other person to be printed on or affixed to any certificates for securities in the Company may be printed or affixed by some mechanical or other means.

15	Notices

15.1	Notices by the Company to members

(a)	Without limiting any other way in which notice may be given to a member under these articles, the Companies Law, applicable securities laws and/or the Listing Rules, the Company may give a notice to a member by:

(1)	delivering it personally to the member;

(2)	sending it by prepaid post to the member’s address in the register of members or any other address the member supplies to the Company for giving notices;

(3)	sending it by fax or other electronic means to the fax number or electronic address the member has supplied to the Company for giving notices; or

(4)	publishing the notice on a website and providing notification to that effect to the member by any of the other means permitted under this article 15.1.

(b)	The Company may give a notice to the joint holders of a share by giving the notice in the way authorised by article 15.1(a) to the joint holder named first in the register of members for the share.

(c)	The Company may give a notice to a person entitled to a share as a result of a Transmission Event by delivering it or sending it in the manner authorised by article 15.1(a) addressed to the name or title of the person, to:

(1)	the address, fax number or electronic address that person has supplied to the Company for giving notices to that person; or

(2)	if that person has not supplied an address, fax number or electronic address, to the address, fax number or electronic address to which the notice might have been sent if that Transmission Event had not occurred.

(d)	A notice given to a member under articles 15.1(a) or 15.1(b) is, even if a Transmission Event has occurred and whether or not the Company has notice of that occurrence:

(1)	duly given for any shares registered in that person’s name, whether solely or jointly with another person; and

(2)	sufficiently served on any person entitled to the shares because of the Transmission Event.

(e)	A notice given to a person who is entitled to a share because of a Transmission Event is sufficiently served on the member in whose name the share is registered.

(f)	A person who, because of a transfer of shares, becomes entitled to any shares registered in the name of a member, is taken to have received every notice which, before that person’s name and address is entered in the register of members for those shares, is given to the member complying with this article 15.1.

(g)	A signature to any notice given by the Company to a member under this article 15.1 may be printed or affixed by some mechanical, electronic or other means.

(h)	Where a member does not have a registered address or where the Company believes that member is not known at the member’s registered address, all notices are taken to be:

(1)	given to the member if the notice is exhibited in the Company’s registered office for a period of forty-eight (48) hours; and

(2)	served at the commencement of that period,

unless and until the member informs the Company of the member’s address.

15.2	Notices by the Company to directors

The Company may give a notice to a director by:

(a)	delivering it personally to him or her;

(b)	sending it by prepaid post to his or her usual residential or business address, or any other address he or she has supplied to the Company for giving notices; or

(c)	sending it by fax or other electronic means to the fax number or electronic address he or she has supplied to the Company for giving notices.

15.3	Notices by directors to the Company

A director may give a notice to the Company by:

(a)	delivering it to the Company’s registered office;

(b)	sending it by prepaid post to the Company’s registered office; or

(c)	sending it by fax or other electronic means to the principal fax number or electronic address at the Company’s registered office.

15.4	Time of service

(a)	A notice from the Company properly addressed and posted is taken to be served at 10.00am (local time in the place of dispatch) on the day after the date it is posted.

(b)	A certificate signed by a secretary or officer of the Company to the effect that a notice was duly posted under these articles is conclusive evidence of that fact.

(c)	Where the Company sends a notice by fax, the notice is taken as served at the time the fax is sent if the correct fax number appears on the facsimile transmission report produced by the sender’s fax machine.

(d)	Where the Company sends a notice by electronic transmission, the notice is taken as served at the time the electronic transmission is sent.

(e)	Where the Company gives a notice to a member by any other means permitted by the Companies Law relating to the giving of notices and electronic means of access to them, the notice is taken as given at 10.00am (local time in the place of the Company’s principal office) on the day after the date on which the member is notified that the notice is available.

(f)	Where a given number of days’ notice or notice extending over any other period must be given, the day of service is not to be counted in the number of days or other period.

15.5	Other communications and documents

Rules 15.1 to 15.4 (inclusive) apply, so far as they can and with any necessary changes, to serving any communication or document.

15.6	Written notices

A reference in these articles to a written notice includes a notice given by fax or other electronic means. A signature to a written notice need not be handwritten.

16	General

16.1	Submission to jurisdiction

(a)	Each member submits to the non-exclusive jurisdiction of the Royal Court of Jersey and the courts which may hear appeals from that court.

(b)	Unless the Companies Law or any other Jersey law provides otherwise or unless the Board determines otherwise, the Royal Court of Jersey is the sole and exclusive forum for:

(1)	any derivative action or proceeding brought on behalf of the Company,

(2)	any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or its members, creditors or other constituents,

(3)	any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Companies Law or these articles (as either may be amended from time to time), or

(4)	any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine.

16.2	Prohibition and enforceability

(a)	Any provision of, or the application of any provision of, these articles which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

(b)	Any provision of, or the application of any provision of, these articles which is void, illegal or unenforceable in any place does not affect the validity, legality or enforceability of that provision in any other place or of the remaining provisions in that or any other place.

16.3	Corporate governance policies

(a)	The directors may, from time to time, and except as required by applicable law or the Listing Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the directors on various corporate governance related matters, as the directors shall determine from time to time.

Exhibit F

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT (this “Joinder Agreement”), dated as of [●], 2023, is entered into by [[__________], a newly formed Irish private company limited by shares/[___________], a Delaware corporation] (“Joined Party”).

Reference is hereby made to that certain Transaction Agreement (the “Transaction Agreement”), dated as of May 10, 2023, by and among Livent Corporation, a Delaware corporation (“Lion”); Lightning-A Limited, a limited company incorporated under the Laws of the Bailiwick of Jersey (“New Topco”); and Allkem Limited, an Australian public company limited by shares (“Anaconda”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Transaction Agreement.

1.       Joinder by Joined Party. Joined Party has received and reviewed and understands the terms of the Transaction Agreement. Joined Party hereby agrees to, and does become a party to, the Transaction Agreement and agrees to be and is bound by all of such terms and conditions thereof as applicable to [“Irish IntermediateCo”/“U.S. Merger Sub”], the “New Topco Parties”, and each “Party” thereunder, including all covenants, rights and obligations, to the same extent as if Joined Party were [“Irish IntermediateCo”/“U.S. Merger Sub”] party thereto, in each case effective as of the date hereof. This Joinder Agreement shall serve as a counterpart signature page to the Transaction Agreement and by executing below, Joined Party is deemed to have executed the Transaction Agreement as if an original party thereto, effective as of the date hereof.

2.       Representations and Warranties by Joined Party. Joined Party hereby represents and warrants that:

(a)       Joined Party has all requisite corporate power and authority to enter into this Joinder Agreement and, assuming all Conditions are satisfied (or waived, if permitted), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Joined Party of this Joinder Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized, [except for the adoption of the Transaction Agreement by the sole stockholder of Joined Party (the “Sole Stockholder Approval”), which will occur promptly following the execution of this Joinder Agreement by Joined Party.]1 Subject to the Enforceability Exceptions, this Joinder Agreement constitutes the valid and binding agreement of Joined Party, enforceable against Joined Party in accordance with its terms;

(b)     The execution, delivery and performance by Joined Party of this Joinder Agreement and the consummation by Joined Party of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity, other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State, the approval of the Court of the Scheme and the filing of the Court Order with ASIC, (ii) the filings, consents, approvals, authorizations, clearances or other actions under the Antitrust Laws or the Investment Screening Laws applicable

_________________

[1]	This proviso will only be included in the Joinder Agreement for U.S. Merger Sub.

to the Transactions and the expiration or termination of any applicable waiting periods thereunder, (iii) the filing with ASIC and the Court of the Scheme Booklet and any amendments or supplements thereto, (iv) the filing with the SEC of the Form S-4 and any amendments or supplements thereto and other filings required under, and compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities laws, (v) compliance with any applicable requirements of ASIC, the Court, the NYSE and the Jersey Financial Services Commission and (vi) any other actions or filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect; and

(c)     The execution, delivery and performance by Joined Party of this Joinder Agreement and the consummation by Joined Party of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the governing instruments of Joined Party, (ii) assuming that the consents, approvals and filings referred to in Section (b) are made and obtained [and receipt of the Sole Stockholder Approval] 2, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (iii) assuming that the consents, approvals and filings referred to in Section (b) are made and obtained [and receipt of the Sole Stockholder Approval] 3, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Joined Party is entitled under any provision of any Contract to which Joined Party is a party or (iv) result in the creation or imposition of any Lien on any asset of Joined Party other than any Lion Permitted Liens, with only such exceptions, in the case of each of clauses (ii) through (iv), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Lion Material Adverse Effect.

3.       Termination. This Joinder Agreement shall terminate upon the earlier to occur of

(a)       a termination of the Transaction Agreement in accordance with the terms thereof, and (b) the termination of this Agreement by the mutual consent of Lion, Anaconda and Joined Party.

4.       Assignment. Joined Party may not assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Joinder Agreement without the prior mutual consent of Lion and Anaconda.

5.       Third-Party Beneficiaries. Lion and Anaconda shall be third party beneficiaries of this Joinder Agreement and shall be entitled to exercise the rights set forth in Sections 3 and 4 and enforce the terms of this Joinder Agreement and any waiver, consent or amendment to this Joinder Agreement shall be null and void without the prior mutual consent of Lion and Anaconda.

6.       Notice. Any notices provided to Lion in accordance with Section 9.5 of the Transaction Agreement shall be deemed to be notice to Joined Party.

_________________

[2]	To be included in the Joinder for U.S. Merger Co.

[3]	To be included in the Joinder for U.S. Merger Co.

7.      Miscellaneous. This Joinder Agreement is a part of, and governed by the terms of, the Transaction Agreement. Without limiting the foregoing, Sections 9.1, 9.3, 9.8, 9.9 and 9.10 through 9.15 of the Transaction Agreement are hereby incorporated, mutatis mutandis, into this Joinder Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this Joinder Agreement to be duly executed as of the day and year first above written.

[Joined Party]

By:
Name:
Title:

Signature Page to Joinder Agreement